    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1995


                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              CERIDIAN CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                         7374                    52-0278528
(State or other jurisdiction   (Primary Standard Industrial     (I.R.S. Employer
             of                Classification Code Number)    Identification No.)
      incorporation or
        organization)

                             JOHN A. HAVEMAN, ESQ.
                   VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
                              CERIDIAN CORPORATION
                             8100 34TH AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55425
                                 (612) 853-8100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

     Gary M. Nelson, Esq.           Robert A. Schwed, Esq.
 Oppenheimer Wolff & Donnelly     Reboul, MacMurray, Hewitt,
     Plaza VII, Suite 3400            Maynard & Kristol
    45 South Seventh Street          45 Rockefeller Plaza
     Minneapolis, MN 55402            New York, NY 10111

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger (the "Merger") of a wholly-owned subsidiary of the Registrant with and into Comdata Holdings Corporation ("Comdata") pursuant to the Agreement and Plan of Merger dated as of August 23, 1995 attached as Appendix A to the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.
                           --------------------------

    If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                                                     AMOUNT OF
                                                                          PROPOSED MAXIMUM    PROPOSED MAXIMUM       ADDITIONAL
              TITLE OF EACH CLASS OF                    AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
            SECURITIES TO BE REGISTERED                REGISTERED (1)      PER SHARE (2)         PRICE (2)            FEE (3)
Common Stock, $.50 par value.......................      21,114,881           $24.3125          $900,623,741        $131,566.74

(1) Represents  the  maximum  number  of shares  of  Common  Stock  of  Ceridian
    Corporation ("Ceridian" or "Registrant") to be issued pursuant to the Agreement and Plan of Merger in exchange for all of the shares of Comdata Common Stock that may be issued and outstanding immediately prior to the Merger.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and (c), as amended, based on the average of the high and low prices per share of Comdata Common Stock to be converted in the Merger, as reported on the NASDAQ National Market System on November 7, 1995, and the maximum number of shares of such stock that may be outstanding immediately prior to the Merger. Such average price was $24.3125 per share and such maximum number of shares is 37,043,650, resulting in a maximum aggregate offering price, for purposes of calculating the registration fee, of $900,623,741.
(3) Pursuant to the initial filing on September 18, 1995 by Ceridian of preliminary proxy materials under the Securities Exchange Act of 1934 with respect to the Merger, Ceridian paid a registration fee of $178,993.18. At the proposed maximum offering price per share of $24.3125, the amount of the additional registration fee is $131,566.74.


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              CERIDIAN CORPORATION
   CROSS REFERENCE SHEET SHOWING LOCATION IN JOINT PROXY STATEMENT/PROSPECTUS


ITEM NO.                    FORM S-4 CAPTION                                    PROSPECTUS CAPTION
---------  ---------------------------------------------------  ---------------------------------------------------
A.  INFORMATION ABOUT THE TRANSACTION
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus....................  Facing page of Registration Statement; outside front cover page of Prospectus

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus........................................  Available Information; Incorporation of Certain
                                                                 Documents by Reference; Table of Contents

       3.  Risk Factors, Ratio of Earnings to Fixed Charges
            and Other Information.............................  Summary

       4.  Terms of the Transaction...........................  Summary; The Merger

       5.  Pro Forma Financial Information....................  Unaudited Pro Forma Combined Financial Information;
                                                                 Management's Discussion and Analysis of Pro Forma
                                                                 Financial Condition and Results of Operations

       6.  Material Contacts with the Company Being
            Acquired..........................................  The Merger

       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to Be Underwriters.....  *

       8.  Interests of Named Experts and Counsel.............  Legal Matters

       9.  Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities....  *

B.  INFORMATION ABOUT THE REGISTRANT
      10.  Information with Respect to S-3 Registrants........  Incorporation of Certain Documents by Reference;
                                                                 Summary; Business of Ceridian

      11.  Incorporation of Certain Information by
            Reference.........................................  Incorporation of Certain Documents by Reference

      12.  Information with Respect to S-2 or S-3
            Registrants.......................................  *

      13.  Incorporation of Certain Information by
            Reference.........................................  *

      14.  Information with Respect to Registrants other than
            S-3 or S-2 Registrants............................  *

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
      15.  Information with Respect to S-3 Companies..........  Incorporation of Certain Documents by Reference;
                                                                 Summary; Business of Comdata

      16.  Information with Respect to S-2 or S-3 Companies...  *

      17.  Information with Respect to Companies other than
            S-3 or S-2 Companies..............................  *

ITEM NO.                    FORM S-4 CAPTION                                    PROSPECTUS CAPTION
---------  ---------------------------------------------------  ---------------------------------------------------
D.  VOTING AND MANAGEMENT INFORMATION
      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited...............................  Incorporation of Certain Documents by Reference;
                                                                 Information Concerning Ceridian Special Meeting;
                                                                 Information Concerning Comdata Special Meeting;
                                                                 The Merger; Management and Additional Information

      19. Information if Proxies, Consents or Authorizations are not to be Solicited or in an Exchange Offer... *

------------
*Answer is negative or item is not applicable.

                                     [LOGO]

                              CERIDIAN CORPORATION
                             8100 34TH AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55425


                                                                November 9, 1995


Dear Ceridian Stockholder:


    A Special Meeting of holders of Common Stock of Ceridian Corporation ("Ceridian") has been scheduled for Tuesday, December 12, 1995, at Ceridian's headquarters, 8100 34th Avenue South, Minneapolis, Minnesota, at 9:00 a.m. local time. The accompanying Notice of Special Meeting, Joint Proxy Statement/ Prospectus and Proxy Card set forth the formal business to be transacted at the meeting. I strongly encourage you to review these materials carefully and to attend the Special Meeting.


    At the Special Meeting, holders of Ceridian Common Stock will be asked to approve the issuance of Ceridian Common Stock pursuant to the Agreement and Plan of Merger dated as of August 23, 1995 by and among Ceridian, Convoy Acquisition Corp., a newly formed wholly-owned subsidiary of Ceridian (referred to as "Sub") and Comdata Holdings Corporation ("Comdata") (the "Merger Agreement"), pursuant to which Ceridian would acquire Comdata through a merger of Sub with and into Comdata (the "Merger"), with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian. Based on the total number of shares of Comdata common stock outstanding at October 27, 1995, and the application of the exchange ratio of 0.57 specified in the Merger Agreement (the "Exchange Ratio"), approximately 20,439,532 new shares of Ceridian Common Stock would be issued to stockholders of Comdata in connection with the Merger, representing approximately 30.5% of the total number of shares of Ceridian
Common Stock outstanding at October 27, 1995, after giving effect to such issuance. An additional 1,112,179 shares of Ceridian Common Stock would be reserved for issuance to option holders of Comdata in connection with Ceridian's assumption of Comdata's Stock Option Plan. The rules of the New York Stock Exchange require that the issuance of Ceridian Common Stock pursuant to the Merger Agreement be approved by a majority of the votes cast at the Special Meeting, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of Ceridian Common Stock. Consummation of the Merger is conditioned upon, among other things, the receipt of all required stockholder and certain regulatory approvals.

    Ceridian's Board of Directors has received an opinion of Bear, Stearns & Co. Inc., Ceridian's financial advisor, that, as of the date of the accompanying Joint Proxy Statement/Prospectus, the Merger is fair, from a financial point of view, to the stockholders of Ceridian. A copy of this opinion is included as Appendix B to the Joint Proxy Statement/Prospectus.

    Your Board of Directors has carefully reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, has unanimously approved the Merger Agreement and the transactions contemplated thereby, and believes that these actions are in the best interests of Ceridian and its stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ISSUANCE OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

    You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus for additional related information.

    Your vote is important no matter how many shares you hold. I urge you to complete, sign, date and return the accompanying Proxy Card as soon as possible, even if you plan to attend the Special Meeting. This procedure will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

                                          Very truly yours,

                                          Lawrence Perlman
                                          CHAIRMAN OF THE BOARD, PRESIDENT AND
                                           CHIEF EXECUTIVE OFFICER

                              CERIDIAN CORPORATION
                             8100 34TH AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55425

                            ------------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 12, 1995

                             ---------------------


    NOTICE IS HEREBY GIVEN that a Special Meeting (the "Special Meeting") of holders of the common stock, par value $.50 per share, of Ceridian Corporation ("Ceridian Common Stock") will be held on Tuesday, December 12, 1995, at Ceridian's headquarters, 8100 34th Avenue South, Minneapolis, Minnesota, at 9:00 a.m., local time. A Proxy Card and Joint Proxy Statement/Prospectus for the Special Meeting are enclosed.


    The Special Meeting is for the purpose of considering and acting upon:

    1. A proposal to approve the issuance of additional shares of Ceridian Common Stock pursuant to the Agreement and Plan of Merger dated as of August 23, 1995 by and among Ceridian Corporation ("Ceridian"), Convoy Acquisition Corp., a newly formed wholly-owned subsidiary of Ceridian (referred to as "Sub"), and Comdata Holdings Corporation ("Comdata") (the "Merger Agreement"). The Merger Agreement provides for Ceridian to acquire Comdata through the merger of Sub with and into Comdata (the "Merger"), with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian. Pursuant to the Merger Agreement, each outstanding share of the common stock, par value $.01 per share, of Comdata ("Comdata Common Stock") would be converted into 0.57 (the "Exchange Ratio") of a share of Ceridian Common Stock (with cash paid in lieu of fractional shares). In addition, as a result of the Merger, each outstanding option to purchase Comdata Common Stock would be assumed by Ceridian at the effective time of the Merger and would be converted into an option to acquire such number of whole shares of Ceridian Common Stock as is equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share of Comdata Common Stock under such option immediately prior to the effective time of the Merger, divided by the Exchange Ratio.

    2. Such other matters as may properly come before the Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any adjournments thereof.

    The Board of Directors of Ceridian is not aware of any other business to come before the Special Meeting.

    Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date to which the Special Meeting may properly be adjourned. Pursuant to the Ceridian Bylaws, the Board has fixed the close of business on October 27, 1995 as the record date for determination of the holders of Ceridian Common Stock entitled to vote at the Special Meeting and any adjournments thereof.

    The accompanying Joint Proxy Statement/Prospectus and the exhibits thereto, including the Merger Agreement, form a part of this Notice.

    You are requested to complete and sign the accompanying Proxy Card, which is solicited by the Ceridian Board of Directors, and mail it promptly in the enclosed envelope. No proxy will be used if you attend and vote at the Special Meeting (or any adjournment thereof) in person. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL OF THE ISSUANCE OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT. The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed  proxy bearing a later date to, Mr.  John
A. Haveman, Secretary, Ceridian Corporation, 8100 34th Avenue South, Minneapolis, Minnesota 55425, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          John A. Haveman
                                          SECRETARY

Minneapolis, Minnesota

November 9, 1995


IMPORTANT: PLEASE RETURN EACH PROXY CARD SENT TO YOU. THE PROMPT RETURN OF PROXIES WILL SAVE CERIDIAN THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ASSURE A QUORUM. AN ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                     [LOGO]
                          COMDATA HOLDINGS CORPORATION
                               5301 MARYLAND WAY
                           BRENTWOOD, TENNESSEE 37027


                                                                November 9, 1995


Dear Comdata Stockholder:


    You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Comdata Holdings Corporation ("Comdata") to be held on Tuesday, December 12, 1995 at 9:00 a.m., local time, at Comdata's headquarters, 5301 Maryland Way, Brentwood, Tennessee.



    At the Special Meeting, you will be asked to consider and vote upon the Agreement and Plan of Merger dated as of August 23, 1995 by and among Ceridian Corporation ("Ceridian"), Convoy Acquisition Corp., a newly formed wholly-owned subsidiary of Ceridian (referred to as "Sub") and Comdata (the "Merger Agreement"), and the transactions contemplated thereby, pursuant to which Sub would merge with and into Comdata, with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian (the "Merger"). If the proposed Merger, described in the accompanying Joint Proxy Statement/ Prospectus, becomes effective, each outstanding share of Comdata Common Stock automatically would be exchanged for 0.57 (the "Exchange Ratio") of a share of Ceridian Common Stock (with cash paid in lieu of fractional shares). In addition, as a result of the Merger, each outstanding option to purchase Comdata Common Stock would be assumed by Ceridian at the effective time of the Merger and would be converted into an option to acquire a number of whole shares of Ceridian Common Stock equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share of Comdata Common Stock immediately prior to the effective time of the Merger, divided by the Exchange Ratio. Based on the last reported sale price of Ceridian Common Stock on the New York Stock Exchange on November 7, 1995, the Exchange Ratio would result in a per share purchase price for Comdata Common Stock of $24.51. If the Merger is completed, Comdata stockholders would no longer hold any interest in Comdata following the Merger other than through their interest in shares of Ceridian Common Stock.


    All of Comdata's Series B and Series C Preferred Stock was automatically converted on October 25, 1995 into an aggregate of 19,025,102 shares of Comdata Common Stock.

    The proposed Merger is subject, among other things, to approval by holders of a majority of the outstanding shares of Comdata Common Stock. Certain significant holders of Comdata Common Stock have advised Ceridian by letter of their intent to vote certain of their shares of Comdata Common Stock in favor of approving the Merger and the Merger Agreement and the other transactions contemplated thereby, subject to certain conditions.

    The Board of Directors of Comdata has carefully reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, has unanimously approved the Merger Agreement and the transactions contemplated thereby and believes that the Merger is in the best interests of Comdata and its stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVING AND ADOPTING THE MERGER AGREEMENT. You should read carefully the accompanying Notice of Special Meeting of Stockholders and the Joint Proxy Statement/Prospectus for additional related information.

    Comdata's Board of Directors has received an opinion of Lazard, Freres & Co. LLC, Comdata's financial advisor, that, as of the date of the Merger Agreement (and as of November 1, 1995, as orally reaffirmed on that date), the Exchange Ratio is fair from a financial point of view to the holders of Comdata Common Stock. A copy of this opinion is included as Appendix C to the Joint Proxy Statement/Prospectus.


    It is important that you consider carefully the terms of the proposed Merger which are described in the Joint Proxy Statement/Prospectus. In order to ensure that your vote is represented at the meeting, please indicate your choice on the enclosed Proxy Card, date and sign it, and return it in the enclosed envelope. You are welcome to attend the Special Meeting and vote in person even if you have previously returned the Proxy Card.

    PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. If the Merger Agreement is approved and the Merger is consummated, you will be sent instructions regarding the surrender of your existing Comdata stock certificates.

                                          Sincerely,

                                          George L. McTavish
                                          CHAIRMAN OF THE BOARD AND
                                           CHIEF EXECUTIVE OFFICER

                          COMDATA HOLDINGS CORPORATION
                               5301 MARYLAND WAY
                           BRENTWOOD, TENNESSEE 37027

                            ------------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 12, 1995

                             ---------------------


    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of Comdata Holdings Corporation ("Comdata") will be held at Comdata's headquarters, 5301 Maryland Way, Brentwood, Tennessee at 9:00 a.m., local time, on Tuesday, December 12, 1995 to consider and take action on the following:


    1. A proposal to approve and adopt the Agreement and Plan of Merger dated as of August 23, 1995 by and among Ceridian Corporation ("Ceridian"), Convoy Acquisition Corp., a newly formed wholly-owned subsidiary of Ceridian (referred to as "Sub"), and Comdata (the "Merger Agreement") and the transactions contemplated thereby. The Merger Agreement provides for Ceridian to acquire Comdata through the merger of Sub with and into Comdata, with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian (the "Merger"). Pursuant to the Merger Agreement, each outstanding share of Comdata common stock, par value $.01 per share ("Comdata Common Stock"), would be converted into
       0.57 (the "Exchange Ratio") of a share of the common stock, par value $.50 per share of Ceridian ("Ceridian Common Stock") (with cash paid in lieu of fractional shares). In addition, as a result of the Merger, each outstanding option to purchase Comdata Common Stock would be assumed by Ceridian at the effective time of the Merger and would be converted into an option to acquire such whole number of shares of Ceridian Common Stock as is equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share of Comdata Common Stock under such option immediately prior to the effective time of the Merger, divided by the Exchange Ratio.

    2. Such other matters as may properly come before the Special Meeting, including a motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any adjournments thereof.

    The Board of Directors of Comdata is not aware of any other business to come before the Special Meeting.

    Only holders of record of Comdata Common Stock at the close of business on October 27, 1995 are entitled to notice of, and to vote at, the Special Meeting. Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date to which the Special Meeting may properly be adjourned.

    The accompanying Joint Proxy Statement/Prospectus and the exhibits thereto, including the Merger Agreement, form a part of this Notice.

    If the accompanying Proxy Card is properly executed and returned to Comdata in time to be voted at the Special Meeting and not revoked, the shares represented thereby will be voted in accordance with the instructions marked thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed Proxy Card bearing a later date to, Mr. Peter D. Voysey, Secretary, Comdata Holdings Corporation, 5301 Maryland Way, Brentwood, Tennessee, 37027, or by attending the Special Meeting and voting in person.

    It is important that all holders of Comdata Common Stock be represented at the Special Meeting. We urge you to sign and return the enclosed Proxy Card as promptly as possible whether or not you plan to attend the Special Meeting. The Proxy Card should be returned in the enclosed envelope.

                                          By Order of the Board of Directors

                                          Peter D. Voysey
                                          SECRETARY


Date: November 9, 1995


IMPORTANT: PLEASE RETURN EACH PROXY CARD SENT TO YOU. THE PROMPT RETURN OF PROXIES WILL SAVE COMDATA THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ASSURE A QUORUM. AN ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVEN-IENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                              CERIDIAN CORPORATION
                                      AND
                          COMDATA HOLDINGS CORPORATION
                             JOINT PROXY STATEMENT
                               ------------------

                                 PROSPECTUS OF
                              CERIDIAN CORPORATION
                               ------------------

                          COMMON STOCK, $.50 PAR VALUE
                               ------------------


    This Joint Proxy Statement/Prospectus is being furnished to the holders of common stock of Ceridian Corporation ("Ceridian") and the holders of common stock of Comdata Holdings Corporation ("Comdata") in connection with the solicitation of proxies by the respective Boards of Directors of Ceridian and Comdata for use at special meetings of such holders (respectively, the "Ceridian Special Meeting" and the "Comdata Special Meeting," and, collectively, the "Special Meetings"), each to be held on December 12, 1995. At the Comdata Special Meeting, Comdata common stockholders will be asked to consider and act upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of August 23, 1995 by and among Ceridian, Convoy Acquisition Corp., which is a newly formed wholly-owned subsidiary of Ceridian (referred to as "Sub"), and Comdata (the "Merger Agreement"), and the transactions contemplated thereby, pursuant to which, among other things, Comdata would be acquired by Ceridian by means of the merger of Sub with and into Comdata, with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian (the "Merger"). At the Ceridian Special Meeting, holders of Ceridian common stock will be asked to consider and act upon a proposal to approve the issuance of additional shares of Ceridian common stock pursuant to the terms of the Merger Agreement. A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference.


    Upon consummation of the Merger, each outstanding share of Comdata common stock, par value $.01 per share ("Comdata Common Stock"), will be converted into
0.57 (the "Exchange Ratio") of a share of Ceridian common stock, par value $.50 per share ("Ceridian Common Stock") (with cash being paid in lieu of fractional shares). In addition, as a result of the Merger, each outstanding option to purchase Comdata Common Stock will be assumed by Ceridian at the effective time of the Merger and will be converted into an option to acquire a number of whole shares of Ceridian Common Stock equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share of Comdata Common Stock under such option immediately prior to the effective time of the Merger, divided by the Exchange Ratio. The

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON   THE   ACCURACY  OR   ADEQUACY   OF  THIS   JOINT   PROXY
     STATEMENT/PROSPECTUS.  ANY     REPRESENTATION  TO THE  CONTRARY  IS A
                               CRIMINAL OFFENSE.

THE  ABOVE   MATTERS  ARE   DISCUSSED  IN   DETAIL  IN   THIS  JOINT   PROXY
    STATEMENT/PROSPECTUS.  THE PROPOSED MERGER  IS A COMPLEX TRANSACTION.
       STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY
           THIS JOINT  PROXY        STATEMENT/PROSPECTUS  IN  ITS
                                   ENTIRETY.


     The date of this Joint Proxy Statement/Prospectus is November 9, 1995.

(CONTINUED FROM PREVIOUS PAGE)


outstanding shares of Ceridian Common Stock are, and it is a condition to consummation of the Merger that the shares of Ceridian Common Stock to be issued in the Merger be (subject to official notice of issuance), listed on the New York Stock Exchange (the "NYSE") under the symbol "CEN." The last reported sale price of Ceridian Common Stock on the NYSE Composite Tape on November 7, 1995 was $43.00 per share. Based on such last reported sale price, the Exchange Ratio would result in a per share purchase price for the Comdata Common Stock of $24.51.


    BECAUSE THE EXCHANGE RATIO IS FIXED, A CHANGE IN THE MARKET PRICE OF CERIDIAN COMMON STOCK BEFORE THE MERGER WILL AFFECT THE VALUE OF THE CERIDIAN COMMON STOCK TO BE RECEIVED IN THE MERGER.

    Consummation of the Merger is conditioned upon, among other things, satisfaction of certain conditions precedent, including the receipt of all required stockholder and regulatory approvals. Because of the uncertainty of the timing of the satisfaction of the conditions precedent and receipt of regulatory approvals, the Merger may not be consummated for a substantial period of time after any receipt of approvals by the stockholders of Ceridian and Comdata. See "The Merger--Regulatory Approvals Required."


    Bear, Stearns & Co. Inc. has rendered its opinion dated the date of this Joint Proxy Statement/ Prospectus, updating its opinion dated August 23, 1995, to the Board of Directors of Ceridian that, as of such date the Merger is fair, from a financial point of view, to the stockholders of Ceridian. See "The
Merger--Opinion of Ceridian Financial Advisor." Lazard Freres & Co. LLC has orally reaffirmed to the Board of Directors of Comdata on November 1, 1995 its opinion dated August 23, 1995 to the Board of Directors of Comdata that, as of such dates, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Comdata. See "The Merger--Opinion of Comdata Financial Advisor."


    THE BOARD OF DIRECTORS OF CERIDIAN UNANIMOUSLY RECOMMENDS THAT HOLDERS OF CERIDIAN COMMON STOCK VOTE FOR APPROVAL OF THE ISSUANCE OF CERIDIAN COMMON STOCK IN ACCORDANCE WITH THE MERGER AGREEMENT. THE BOARD OF DIRECTORS OF COMDATA UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMDATA COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.


    This Joint Proxy Statement/Prospectus and the Proxy Cards for the respective Special Meetings are first being mailed to the holders of Comdata Common Stock and the holders of Ceridian Common Stock on or about November 10, 1995.



    This Joint Proxy Statement/Prospectus is part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference therein, the "Registration Statement") filed by Ceridian with the Securities and Exchange Commission (the "Commission"), relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 21,114,881 shares of Ceridian Common Stock to be issued in connection with the Merger. This Joint Proxy Statement/Prospectus serves as a proxy statement for each of Ceridian and Comdata in connection with their respective Special Meetings and as the Prospectus of Ceridian filed with and constituting a part of the Registration Statement. All information in this Joint Proxy Statement/Prospectus regarding Comdata and its affiliates has been furnished by Comdata, and all information herein regarding Ceridian and its affiliates has been furnished by Ceridian.

                             AVAILABLE INFORMATION

    Ceridian and Comdata each is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, each files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information concerning Ceridian and Comdata can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 1400 Northwestern Atrium Center, 500 Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning Ceridian also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and concerning Comdata can be inspected at the offices of the Nasdaq ("NASDAQ") National Market System, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    For further information, reference is made to the Registration Statement and to the exhibits thereto. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to such document itself, and each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    This Joint Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Documents incorporated herein by reference relating to Ceridian (excluding exhibits to such documents which are not specifically incorporated herein by reference) are available without charge upon written or oral request to Stockholder Services, Ceridian Corporation, 8100 34th Avenue South, Minneapolis, Minnesota 55425, telephone number (612) 853-6701. Documents incorporated herein by reference relating to Comdata (excluding exhibits to such documents which are not specifically incorporated herein by reference) are available without charge upon written or oral request to Peter D. Voysey, Comdata Holdings Corporation, 5301 Maryland Way, Brentwood, Tennessee, 37027, telephone number (615) 370-7000. In order to ensure timely delivery of the documents prior to the Special Meetings, any request should be received by Ceridian and Comdata no later than December 5, 1995.


    The following Ceridian documents which have been filed by Ceridian with the Commission are hereby incorporated by reference in this Joint Proxy Statement/Prospectus: (i) Ceridian's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) Ceridian's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and (iii) Ceridian's Current Reports on Form 8-K dated January 19, 1995 and August 24, 1995.

    The following Comdata documents which have been filed by Comdata with the Commission are hereby incorporated by reference in this Joint Proxy Statement/Prospectus: (i) Comdata's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) Comdata's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; (iii) Comdata's Current Report on Form 8-K filed with the Commission on August 31, 1995; (iv) Comdata's Registration Statement on Form 8-A dated August 24, 1987; and (v) any amendment or report filed for the purpose of updating such description of Comdata Common Stock filed subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the termination of the offering described herein.

    All documents filed by Ceridian or Comdata pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the respective Special Meetings shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/ Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

    NO   PERSON  IS  AUTHORIZED   TO  GIVE  ANY  INFORMATION   OR  TO  MAKE  ANY
REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES AND THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY COMDATA OR CERIDIAN. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFER MAY NOT LAWFULLY BE MADE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT COVER ANY RESALES OF THE CERIDIAN COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY STOCKHOLDERS OF COMDATA DEEMED TO BE AFFILIATES OF COMDATA OR CERIDIAN UPON THE CONSUMMATION OF THE MERGER. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF COMDATA OR CERIDIAN SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                                             PAGE
                                                                                                             ----
AVAILABLE INFORMATION......................................................................................     3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................     3
SUMMARY....................................................................................................     7
  The Companies............................................................................................     7
  Recent Conversion of Comdata Preferred Stock.............................................................     8
  The Proposed Merger......................................................................................     9
  Effective Time of the Merger.............................................................................     9
  The Special Meetings.....................................................................................     9
  Votes Required...........................................................................................    10
  Recommendation of the Ceridian Board of Directors........................................................    11
  Recommendation of the Comdata Board of Directors.........................................................    11
  Interests of Certain Persons in the Merger...............................................................    12
  Opinion of Ceridian Financial Advisor....................................................................    13
  Opinion of Comdata Financial Advisor.....................................................................    13
  Limitation on Negotiations...............................................................................    13
  Agreement to Vote by Certain Comdata Stockholders........................................................    13
  Regulatory Approvals Required............................................................................    14
  Ceridian's Net Operating Loss Carryforwards..............................................................    14
  Conditions to Consummation of the Merger.................................................................    15
  Waiver and Amendment.....................................................................................    15
  Termination and Termination Fee..........................................................................    15
  Exchange of Comdata Stock Certificates...................................................................    16
  Certain Federal Income Tax Consequences..................................................................    16
  Resale of Ceridian Common Stock..........................................................................    17
  Accounting Treatment.....................................................................................    17
  No Dissenters' Rights of Appraisal.......................................................................    17
  Market and Market Prices.................................................................................    18
  Differences in Rights of Stockholders....................................................................    19
COMPARATIVE UNAUDITED PER SHARE DATA.......................................................................    20
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA.................................................    21
SELECTED HISTORICAL FINANCIAL DATA OF CERIDIAN CORPORATION.................................................    22
SELECTED HISTORICAL FINANCIAL DATA OF COMDATA HOLDINGS CORPORATION.........................................    23
UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA OF CERIDIAN CORPORATION AND COMDATA HOLDINGS
 CORPORATION...............................................................................................    24
INFORMATION CONCERNING THE CERIDIAN SPECIAL MEETING........................................................    25
  General..................................................................................................    25
  Solicitation, Quorum, Voting and Revocability of Proxies.................................................    25
INFORMATION CONCERNING THE COMDATA SPECIAL MEETING.........................................................    26
  General..................................................................................................    26
  Solicitation, Quorum, Voting and Revocability of Proxies.................................................    27
THE MERGER.................................................................................................    28
  Background of the Merger.................................................................................    28
  Reasons of Ceridian for the Merger; Recommendation of Ceridian Board of Directors........................    31
  Opinion of Ceridian Financial Advisor....................................................................    32
  Reasons of Comdata for the Merger; Recommendation of Comdata Board of Directors..........................    39
  Opinion of Comdata Financial Advisor.....................................................................    40
  Terms of the Merger; Consideration to be Received by Comdata Stockholders................................    43
  No Fractional Shares.....................................................................................    44
  Effective Time of the Merger.............................................................................    44
  Surrender of Comdata Common Stock Certificates...........................................................    44

                                                                                                             PAGE
                                                                                                             ----
  Ceridian's Net Operating Loss Carryforwards..............................................................    45
  Conditions to Consummation of the Merger.................................................................    46
  Regulatory Approvals Required............................................................................    48
  Waiver and Amendment.....................................................................................    49
  Termination; Termination Fee.............................................................................    49
  Limitation on Negotiations...............................................................................    50
  Representations and Warranties...........................................................................    50
  Conduct of Comdata Business Pending the Merger...........................................................    51
  Conduct of Ceridian Business Pending the Merger..........................................................    51
  Tender Offer for Comdata Debt............................................................................    52
  Agreement to Vote by Certain Comdata Stockholders........................................................    52
  Expenses.................................................................................................    53
  Interests of Certain Persons in the Merger...............................................................    53
  Effect on Comdata Employee Benefit Plans and Stock Option Plan...........................................    55
  No Dissenters' Rights of Ceridian or Comdata Stockholders................................................    55
  Certain Federal Income Tax Consequences..................................................................    55
  Stock Exchange Listing of Ceridian Common Stock..........................................................    57
  Resale of Ceridian Common Stock..........................................................................    57
  Accounting Treatment.....................................................................................    58
  Certain Differences in Rights of Stockholders............................................................    58
BUSINESS OF CERIDIAN.......................................................................................    59
  General..................................................................................................    59
  Recent Developments......................................................................................    63
BUSINESS OF COMDATA........................................................................................    64
  General..................................................................................................    64
  Comdata's Industry Environment...........................................................................    64
  Recent Developments......................................................................................    65
PRINCIPAL STOCKHOLDERS OF CERIDIAN.........................................................................    66
PRINCIPAL STOCKHOLDERS OF COMDATA..........................................................................    68
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS............    70
  Results of Operations....................................................................................    70
  Liquidity and Capital Resources..........................................................................    70
DESCRIPTION OF CERIDIAN SECURITIES.........................................................................    73
  General..................................................................................................    73
  Common Stock.............................................................................................    73
  Depositary Shares........................................................................................    74
  5 1/2% Preferred Stock...................................................................................    74
  Section 203 of the Delaware General Corporation Law......................................................    77
DESCRIPTION OF COMDATA CAPITAL STOCK.......................................................................    77
  Section 203 of the Delaware General Corporation Law......................................................    78
ADJOURNMENT OF SPECIAL MEETINGS............................................................................    78
LEGAL MATTERS..............................................................................................    78
EXPERTS....................................................................................................    79
INDEPENDENT PUBLIC ACCOUNTANTS.............................................................................    79
STOCKHOLDER PROPOSALS......................................................................................    79
MANAGEMENT AND ADDITIONAL INFORMATION......................................................................    79
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS................................................    80
Appendix A--Agreement and Plan of Merger...................................................................   A-1
Appendix B--Opinion of Bear, Stearns & Co. Inc.............................................................   B-1
Appendix C--Opinion of Lazard Freres & Co. LLC.............................................................   C-1
Appendix D--Voting Agreement, as Supplemented..............................................................   D-1

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ALL RESPECTS BY THE MORE DETAILED INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. AS USED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, THE TERMS "CERIDIAN" AND "COMDATA" REFER TO CERIDIAN CORPORATION AND COMDATA HOLDINGS CORPORATION, RESPECTIVELY, AND, WHERE THE CONTEXT SO REQUIRES, TO SUCH CORPORATIONS AND THEIR RESPECTIVE SUBSIDIARIES. UNLESS OTHERWISE DEFINED HEREIN, CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. ALL INFORMATION INCLUDED HEREIN CONCERNING CERIDIAN HAS BEEN FURNISHED BY CERIDIAN, AND ALL INFORMATION INCLUDED HEREIN CONCERNING COMDATA HAS BEEN FURNISHED BY COMDATA.

THE COMPANIES

    CERIDIAN.   Ceridian  Corporation is  comprised  of two  business  segments:
Information Services, which consists of the Human Resources Group and The Arbitron Company ("Arbitron"), and Defense Electronics, which consists of Computing Devices International ("Computing Devices").

    The Human Resources Group, whose principal business is Ceridian Employer Services ("Employer Services"), offers a broad range of products and services designed to help employers more effectively manage their work forces and information that is integral to human resource processes. These products and services include payroll processing, payroll tax filing and training services; human resource management, benefits administration and skills management software; and employee assistance programs. In terms of revenue and market share, Arbitron is the leading provider of radio audience measurement information, and also provides electronic media and marketing information to broadcasters, advertising agencies and advertisers. Information Services reported revenue of $393.7 million and $448.2 million for the first nine months of 1995 and for fiscal 1994, respectively, representing 51.3% and 48.0%, respectively, of Ceridian's total revenue.

    Computing Devices develops, manufactures and markets electronic systems, subsystems and components and provides systems integration and other services primarily to government defense agencies. Computing Devices reported revenue of $373.5 million and $486.3 million for the first nine months of 1995 and for fiscal 1994, respectively, representing 48.7% and 52.0%, respectively, of Ceridian's total revenue.

    Ceridian was founded in 1957 and is incorporated in Delaware. The principal executive office of Ceridian is located at 8100 34th Avenue South, Minneapolis, MN 55425, telephone (612) 853-8100.

    For further information concerning Ceridian, see "Business of Ceridian" herein and the Ceridian documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."


    COMDATA. Comdata is a leading provider of transaction processing services to the trucking and gaming industries. Comdata provides funds transfer, regulatory permit and other services to trucking companies at numerous truck stops and other locations. Other trucking company services include debit card issuance and authorization, telephone services and backhaul information, all of which make use of the information processing or telecommunications capabilities of Comdata's proprietary computerized telecommunications network.

    Comdata also provides cash advance services to the gaming industry using credit cards and debit services employing automated teller machines and similar devices. Comdata uses its network to provide a system by which individuals may use MasterCard, VISA and Discover credit cards or their bank automatic teller machine card to obtain cash in casinos, racetracks and other gaming locations.

    In 1994, Comdata processed approximately 35.8 million funds transfer transactions for the trucking industry and approximately 6.6 million cash advance transactions at gaming locations, collectively involving approximately $8.4 billion.

    Comdata and its subsidiaries had consolidated revenue of $204.3 million and $243.3 million for the first nine months of 1995 and for fiscal 1994, respectively.

    Comdata was incorporated in Delaware in 1987 for the purpose of acquiring, in a leveraged acquisition, Comdata Network, Inc. ("Network"), a Maryland corporation organized in 1969. Comdata acquired all the outstanding capital stock of Network in a merger transaction on September 9, 1987, and Comdata's investment in Network and Network's subsidiaries represents Comdata's only material asset. The principal executive office of Comdata is located at 5301 Maryland Way, Brentwood, Tennessee 37027, telephone (615) 370-7000.

    For further information concerning Comdata, see "Business of Comdata" herein and the Comdata documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

    Both Ceridian and Comdata have experienced recent periods of significant growth due in large measure to a number of acquisitions. It is expected that the combined company will continue to seek to expand various aspects of its business through acquisitions. The combined company's ability to effectively manage its internal growth and assimilate recent and future acquisitions will require it to continue to improve its operational, financial and information management systems and controls, and to attract, retain, motivate and manage employees effectively.

RECENT CONVERSION OF COMDATA PREFERRED STOCK

    At the time the Merger Agreement was executed, Comdata's issued and outstanding capital stock consisted of 16,755,016 shares of Comdata Common Stock, 558,970 shares of Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") and 247,975 shares of Series C Convertible Preferred Stock, par value $.01 per share ("Series C Preferred Stock" and, together with the Series B Preferred Stock, the "Comdata Preferred Stock"). In accordance with the Certificate of Designations, Preferences and Rights of Preferred Stock, as amended, pursuant to which the Comdata Preferred Stock was issued, Comdata was entitled, under certain circumstances, to force conversion of all outstanding shares of Comdata Preferred Stock into the number of shares of Comdata Common Stock equal to the aggregate liquidation value of such shares of Comdata Preferred Stock divided by the then-current conversion price of the Comdata Preferred Stock. Specifically, Comdata was entitled to force conversion if Comdata's Common Stock reached and maintained for stated time periods a volume-weighted average trading price, as defined in the Certificate of Designations, greater than $19.50 per share, and reached a specified trading volume for a stated time period.


    Comdata determined that, as of September 25, 1995, these preconditions to its ability to force conversion of the Comdata Preferred Stock were satisfied. The Comdata Preferred Stock accrued dividends on a daily basis, which were not paid in cash, but instead increased the liquidation value of the Comdata Preferred Stock and therefore increased the number of shares of Comdata Common Stock into which the Comdata Preferred Stock could be converted. The financial impact of crediting the dividends in this manner was to increase Comdata's fully diluted shares outstanding by approximately 7% per year. Accordingly, Comdata elected to require the conversion of all outstanding shares of Comdata Preferred Stock (the "Preferred Stock Conversion"), thereby halting this dividend accretion. The required notice of conversion was mailed to each holder of record of Comdata Preferred Stock as of September 25, 1995, specifying a conversion date of October 25, 1995. As a result of the termination of the dividend accretion on the Comdata Preferred Stock prior to consummation of the Merger, the number of shares of Ceridian Common Stock that otherwise would have been issued in the Merger will be reduced by approximately 177,000 shares, assuming the Merger is consummated on or about December 12, 1995.



    The Preferred Stock Conversion became effective on October 25, 1995, resulting in the issuance of 19,025,102 shares of Comdata Common Stock to the former holders of Comdata Preferred Stock. Accordingly, no shares of Comdata Preferred Stock are currently outstanding. References to the Comdata Preferred Stock in the Merger Agreement and the voting agreement, dated as of August 23, 1995, that was entered into by Ceridian, Sub and certain significant holders of Comdata Preferred Stock in connection with the Merger Agreement (the "Original Voting Agreement") are not described in this Joint Proxy Statement/ Prospectus since such references are no longer applicable. The Original Voting Agreement was supplemented by certain Comdata stockholders as of September 25, 1995 (as supplemented, the "Voting Agreement") (see "--Voting Agreement with Certain Comdata Stockholders").

THE PROPOSED MERGER

    The Merger Agreement provides for the merger of a newly formed wholly-owned subsidiary of Ceridian, Convoy Acquisition Corp. (referred to as "Sub"), with and into Comdata, with Comdata surviving as a wholly-owned subsidiary of Ceridian. Upon consummation of the Merger, each outstanding share of Comdata Common Stock will be converted into 0.57 (the "Exchange Ratio") of a share of Ceridian Common Stock, with cash to be paid in lieu of fractional shares of Ceridian Common Stock. If the Merger is completed, Comdata stockholders will no longer hold any interest in Comdata other than through their interest in shares of Ceridian Common Stock. See "The Merger--Terms of the Merger; Consideration to be Received by Comdata Stockholders." In addition, as a result of the Merger, each outstanding option to purchase shares of Comdata Common Stock ("Comdata Option") will be assumed by Ceridian at the effective time of the Merger and will be converted into an option to acquire a number of whole shares of Ceridian Common Stock equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to such Comdata Option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share of Comdata Common Stock subject to such Comdata Option immediately prior to the effective time of the Merger, divided by the Exchange Ratio. See "The Merger--Effect on Comdata Employee Benefit Plans and Stock Option Plan." Upon effectiveness of the Merger, each outstanding share of Sub common stock will be converted into one share of common stock of the surviving corporation.


    BECAUSE THE EXCHANGE RATIO IS FIXED, A CHANGE IN THE MARKET PRICE OF CERIDIAN COMMON STOCK BEFORE THE MERGER WILL AFFECT THE VALUE OF THE CERIDIAN COMMON STOCK TO BE RECEIVED BY COMDATA STOCKHOLDERS IN THE MERGER.



    Each outstanding share of Ceridian capital stock will remain outstanding and unchanged following the Merger. Based on the Exchange Ratio and the number of shares of Ceridian Common Stock and Comdata Common Stock outstanding as of October 27, 1995, approximately 20,439,532 new shares of Ceridian Common Stock would be issued to stockholders of Comdata in connection with the Merger, representing approximately 30.5% of the outstanding Ceridian Common Stock, after giving effect to such issuance. An additional 1,112,179 shares of Ceridian Common Stock would be reserved for issuance to holders of Comdata Options that are converted in the Merger into options to acquire Ceridian Common Stock.


    Ceridian expects that in connection with the Merger, in the quarter the Merger is consummated, it will record charges of approximately $70 million related to the costs of an anticipated refinancing of Comdata's indebtedness (including the write-off of existing deferred debt expense) and costs associated with the Merger.

EFFECTIVE TIME OF THE MERGER

    The Merger will become effective upon the filing of a properly executed certificate of merger relating thereto with the Secretary of State of Delaware, or at such later time as may be specified therein. Such certificate of merger is to be filed as soon as practicable after the satisfaction or waiver of each of the conditions to consummation of the Merger. See "The Merger--Effective Time of the Merger" and
"--Conditions to Consummation of the Merger." If the Merger is consummated, holders of Comdata Common Stock will be sent a notice and transmittal form advising such holders of the effectiveness of the Merger and the procedure for surrendering to The Bank of New York (the "Exchange Agent") certificates formerly evidencing Comdata Common Stock in exchange for new certificates evidencing newly issued shares of Ceridian Common Stock. See "The Merger--Surrender of Comdata Common Stock Certificates."

THE SPECIAL MEETINGS


    CERIDIAN SPECIAL MEETING. The Ceridian Special Meeting to consider and vote upon the proposal to issue shares of Ceridian Common Stock pursuant to the Merger Agreement will be held in Minneapolis, Minnesota, on Tuesday, December 12, 1995 at 9:00 a.m. local time. Only holders of record of Ceridian Common Stock at the close of business on October 27, 1995 (the "Ceridian Record Date") will be entitled to notice of and to vote at the Ceridian Special Meeting. At the close of business on the Ceridian Record Date, there were outstanding and entitled to vote 46,631,602 shares of Ceridian Common Stock. Each share of Ceridian Common Stock is entitled to one vote on the proposal to issue Ceridian Common Stock pursuant to the terms of the Merger Agreement. See "Information Concerning the Ceridian Special Meeting."



    COMDATA SPECIAL MEETING. The Comdata Special Meeting to consider and vote upon the Merger Agreement will be held at Comdata's headquarters, 5301 Maryland Way, Brentwood, Tennessee, on Tuesday, December 12, 1995 at 9:00 a.m. local time. Only holders of record of Comdata Common Stock at the close of business on October 27, 1995 (the "Comdata Record Date") will be entitled to notice of and to vote at the Comdata Special Meeting. At the close of business on the Comdata Record Date, there were outstanding and entitled to vote 35,858,828 shares of Comdata Common Stock. Each share of Comdata Common Stock is entitled to one vote on the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. See "Information Concerning the Comdata Special Meeting."


VOTES REQUIRED

    CERIDIAN VOTES REQUIRED. Because the number of shares of Ceridian Common Stock to be issued or reserved for issuance in connection with the Merger will exceed 20% of the number of shares of Ceridian Common Stock outstanding prior to the Merger, approval by holders of Ceridian Common Stock of the proposal to issue Ceridian Common Stock pursuant to the Merger Agreement is required under the rules of the NYSE. Under NYSE rules, the proposal to issue Ceridian Common Stock pursuant to the Merger Agreement must be approved by a majority of the votes cast at the Ceridian Special Meeting, provided that the total votes cast on the proposal represents over 50% of the outstanding shares of Ceridian Common Stock. If holders of Ceridian Common Stock do not vote to approve such issuance, the Merger will not be consummated. Ceridian is not a constituent corporation to the Merger and, therefore, specific approval of the Merger Agreement by Ceridian's stockholders is not required under the Delaware General Corporation Law (the "DGCL") or the Ceridian Restated Certificate of Incorporation (the "Ceridian Certificate of Incorporation") or the Ceridian Bylaws, as amended (the "Ceridian Bylaws").

    It is expected that all the 441,538 shares of Ceridian Common Stock (which excludes shares subject to stock options) beneficially owned by directors and executive officers of Ceridian and their affiliates at the Ceridian Record Date (0.9% of the total number of shares of Ceridian Common Stock outstanding at such date) will be voted for approval of the proposal to issue Ceridian Common Stock pursuant to the Merger Agreement. As of the Ceridian Record Date, Comdata and its directors and executive officers and their affiliates beneficially owned no shares of Ceridian Common Stock. See "Information Concerning the Ceridian Special Meeting--Solicitation, Voting and Revocability of Proxies."

    COMDATA  VOTES  REQUIRED.   Pursuant to  the DGCL  and the  Comdata Restated
Certificate of Incorporation, as amended (the "Comdata Certificate of Incorporation") and the Comdata Bylaws, as amended (the "Comdata Bylaws"), approval of the Merger Agreement requires the affirmative vote of at least a majority of the outstanding shares of Comdata Common Stock entitled to vote at the Comdata Special Meeting.


    It is expected that all the 18,661,529 shares of Comdata Common Stock (which excludes shares subject to stock options) beneficially owned by directors and executive officers of Comdata and their affiliates at the Comdata Record Date (representing approximately 52.0% of the outstanding shares of Comdata Common Stock outstanding at such date and which includes the shares subject to the Voting Agreement as described below) will be voted for approval and adoption of the Merger Agreement.


    In connection with the Merger Agreement, certain affiliates of Comdata have separately agreed, pursuant to the Voting Agreement, to vote the shares of
Comdata Common Stock received by them as a result of the Preferred Stock Conversion (the "Conversion Shares"), representing approximately 24.5% of the outstanding shares of Comdata Common Stock, in favor of approval and adoption of the Merger Agreement, subject to the designee of such affiliates on Comdata's Board of Directors not modifying his or her recommendation in favor of approval and adoption of the Merger Agreement. The parties to the Voting Agreement are not obligated to vote any other shares of Comdata Common Stock held by them in favor of the Merger Agreement or in accordance with the Voting Agreement. See "The Merger--Voting Agreement with Certain Comdata Stockholders." A copy of the Voting Agreement is attached as Appendix D to this Joint Proxy Statement/Prospectus.

    As of the Comdata Record Date, Ceridian beneficially owned no shares of Comdata Common Stock and Ceridian's directors and executive officers and their affiliates beneficially owned less than .01% in the aggregate of the outstanding shares of Comdata Common Stock. It is expected that all shares of Comdata Common Stock beneficially owned by Ceridian's directors and officers will be voted for approval and adoption of the Merger Agreement. See "Information Concerning the Comdata Special Meeting--Solicitation, Quorum, Voting and Revocability of Proxies."

RECOMMENDATION OF THE CERIDIAN BOARD OF DIRECTORS


    The Board of Directors of Ceridian considered a variety of factors in evaluating the Merger, including the following: (i) the acquisition of Comdata is expected to strengthen Ceridian's position as a diversified information services and data processing company; (ii) the acquisition of Comdata is expected to provide critical mass to Ceridian's Information Services segment in the face of industry consolidation, and will evidence to investors Ceridian's commitment to emphasize the growth of that segment; (iii) the acquisition is expected to enhance Ceridian's revenue growth, operating margin improvement, cash flow and utilization of Ceridian's net operating loss carryforwards, and is expected to be accretive to Ceridian's earnings per share beginning in 1996;
(iv) the acquisition is expected to provide additional vertical market segments across which Ceridian can apply its horizontal technology expertise in payroll processing and related employer services, with a platform to exploit emerging information services opportunities; and (v) the information derived in the due diligence review of Comdata's business, operations, technology and competitive position, and possible synergistic and expansion opportunities for the combined company. The Board of Directors of Ceridian also considered information concerning the financial position, results of operations and stock prices of Comdata as well as the prospective financial performance of Ceridian and Comdata on a combined basis, the terms of the Merger Agreement and the Original Voting Agreement, the opinion of Bear, Stearns & Co. Inc. ("Bear Stearns") that, as of the date of the Merger Agreement (and confirmed as of the date of this Joint Proxy Statement/Prospectus), the Merger is fair, from a financial point of view, to the stockholders of Ceridian and the analysis of Bear Stearns presented in connection therewith. ON THE BASIS OF THESE FACTORS, THE BOARD OF DIRECTORS OF CERIDIAN BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CERIDIAN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CERIDIAN COMMON STOCK VOTE FOR APPROVAL OF THE ISSUANCE OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT. See "The Merger--Reasons of Ceridian for the Merger; Recommendation of the Ceridian Board of Directors."


RECOMMENDATION OF THE COMDATA BOARD OF DIRECTORS


    The Board of Directors of Comdata considered a variety of factors in evaluating the Merger, including: (i) the rapid consolidation occurring within Comdata's industries; (ii) the relative market positions of each of Comdata and Ceridian and the increased market penetration of the combined entity; (iii) the ability of management of the combined entity to realize the full potential of the combined entity; (iv) the opportunities that the combination would afford Comdata stockholders to acquire an equity participation in a larger, more diversified enterprise with significantly larger equity value than Comdata; (v) the terms of the Merger Agreement; (vi) the financial advice rendered by, and the opinion of, Lazard Freres & Co. LLC ("Lazard Freres") that, as of the date of the Merger Agreement (and as of November 1, 1995, as orally reaffirmed on that date), the Exchange Ratio is fair from a financial point of view to the stockholders of Comdata; and (vii) Comdata's due diligence review of Ceridian's business and operations. The Comdata Board of Directors also concluded that the Merger is preferable to the other alternatives available to Comdata, such as remaining independent and growing internally or through future acquisitions, or remaining independent for a period of time with a view toward being acquired or merging in the future. BASED ON THESE FACTORS, THE COMDATA BOARD OF DIRECTORS BELIEVES THAT THE TERMS OF THE MERGER ARE IN THE BEST INTERESTS OF COMDATA AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMDATA COMMON STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "The Merger--Reasons of Comdata for the Merger; Recommendation of the Comdata Board of Directors."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    CHANGE IN CONTROL/SEVERANCE AGREEMENTS. In November 1994, Comdata entered into change in control severance agreements with each of George L. McTavish, its Chairman and Chief Executive Officer, Dennis R. Hanson, its Chief Financial Officer, and Edward A. Barbieri, its President and Chief Operating Officer. The agreements provide for certain benefit payments if the executive is employed as of the date of a change in control (the Merger would be a change in control for purposes of such agreements) and such executive's employment is terminated within the 18-month period beginning on the date of the change in control other than (i) by reason of the executive's death, disability or retirement, (ii) by Comdata for cause, or (iii) by the executive without "good reason," as defined therein. See "The Merger--Interests of Certain Persons in the Merger--Change in Control/Severance Agreements."

    STOCK OPTIONS. Upon effectiveness of the Merger, each Comdata Option granted pursuant to Comdata's Stock Option and Restricted Stock Purchase Plan, as amended (the "Comdata Stock Option Plan"), and outstanding immediately prior to the effective time of the Merger will be assumed by Ceridian and converted automatically into an option to purchase shares of Ceridian Common Stock. The number of shares of Ceridian Common Stock to be subject to each new option will equal the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the Comdata Option, rounded down to the nearest whole share, and the exercise price per share of Ceridian Common Stock under the new option will equal the exercise price per share of Comdata Common Stock under the Comdata Option, divided by the Exchange Ratio, rounded down to the nearest whole cent. The vesting, duration and terms of the new option will otherwise be the same as the Comdata Option. Ceridian will file with the Commission a registration statement on Form S-8 in order to register all shares of Ceridian Common Stock issuable pursuant to its assumption of the Comdata Options after the effective time of the Merger, and will use all reasonable efforts to have the registration statement become effective as promptly as practicable after the effective time of the Merger.

    As of October 27, 1995, directors and executive officers of Comdata held Comdata Options to purchase an aggregate of 1,063,504 shares of Comdata Common Stock, representing approximately 2.88% of the total number of shares of Comdata Common Stock outstanding on such date (including as outstanding, for purposes of this calculation, such options held by executive officers and directors).

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and officers of Comdata and its subsidiaries under the provisions existing on the date of the Merger Agreement in Comdata's Certificate of Incorporation or Bylaws will survive the effective time of the Merger with respect to any matter existing or occurring at or prior to such effective time (including the Merger). Ceridian and the surviving corporation in the Merger will assume all obligations of Comdata in respect thereof as to any claim or claims asserted prior to or within a six-year period immediately after the effective time of the Merger. The Merger Agreement also requires Comdata to maintain in effect, for three years after the Merger becomes effective, directors' and officers' liability insurance with respect to claims arising from facts or events which occurred before the Merger became effective in at least the same amounts, and containing coverage, terms and conditions no less advantageous, as the insurance currently provided by Comdata, subject to a stated maximum annual premium. See "The Merger--Interests of Certain Persons in the Merger--Indemnification and Insurance."


    CERIDIAN BOARD OF DIRECTORS POSITIONS. The Merger Agreement obligated Ceridian, after the effective time of the Merger, to take necesssary action to enable two persons designated by Comdata, who could not be members of Comdata's management and who were acceptable to Ceridian, to be appointed to Ceridian's Board of Directors. Comdata has elected not to name two designees. Ceridian and Comdata expect, however, that during 1996, the Nominating and Board Governance Committee of Ceridian's Board of Directors will discuss with Bruce K. Anderson, a director of Comdata and a general partner of the investment firm of Welsh, Carson, Anderson & Stowe ("WCAS"), whether it would be mutually desirable for Mr. Anderson to join Ceridian's Board of Directors.

OPINION OF CERIDIAN FINANCIAL ADVISOR

    Ceridian's financial advisor, Bear Stearns, has rendered its opinion dated the date of this Joint Proxy Statement/Prospectus, updating its opinion dated August 23, 1995, to the Ceridian Board of Directors, that, as of such date, the Merger is fair, from a financial point of view, to the stockholders of Ceridian. A copy of the written opinion of Bear Stearns dated the date of this Joint Proxy Statement/Prospectus is attached hereto as Appendix B and should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns.

OPINION OF COMDATA FINANCIAL ADVISOR


    Comdata's financial advisor, Lazard Freres, has orally reaffirmed on November 1, 1995 its opinion dated August 23, 1995 to the Comdata Board of Directors that, as of such dates, the Exchange Ratio is fair from a financial point of view to the stockholders of Comdata. A copy of the August 23, 1995 Lazard Freres opinion is attached as Appendix C hereto and should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and qualifications and limitations on the review undertaken by Lazard Freres.


LIMITATION ON NEGOTIATIONS


    The Merger Agreement provides that Comdata (including its subsidiaries) will not, and will cause its officers, directors, employees, agents and affiliates not to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving Comdata (or its subsidiaries) or the acquisition of all or any significant assets or capital stock of Comdata (or its subsidiaries) taken as a whole (an "Acquisition Transaction") or negotiate, or otherwise engage in discussions with any person (other than Ceridian) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger. Notwithstanding the foregoing, in response to an unsolicited written proposal from a third party, Comdata may provide information to and engage in discussions with such third party, but in each case only if the Board of Directors of Comdata determines in good faith by a majority vote, after consultation with its financial advisors and based upon the written opinion of outside counsel to Comdata, that failing to take such action would result in a breach of the fiduciary duties of the Board of Directors. The Merger Agreement also requires Comdata to notify Ceridian immediately in writing if a proposal, offer, inquiry or contact is made concerning any other Acquisition Transaction and to provide Ceridian with information concerning such proposal, offer, inquiry or contact, including the party making the proposal, offer, inquiry or contact and the terms thereof.



AGREEMENT TO VOTE BY CERTAIN COMDATA STOCKHOLDERS



    In connection with the Merger Agreement, and with the prior approval of the Comdata Board of Directors, Ceridian and Sub entered into the Original Voting Agreement with Charterhouse Equity Partners L.P. ("Charterhouse") and various limited partnerships affiliated with WCAS, pertaining to the voting of their shares of Comdata Preferred Stock at the Comdata Special Meeting. In connection with the Preferred Stock Conversion, the limited partnerships affiliated with WCAS, but not Charterhouse, agreed with Ceridian and Sub to supplement the Original Voting Agreement to specify its applicability to the Conversion Shares. See "The Merger--Agreement to Vote by Certain Comdata Stockholders." Under the terms of the Voting Agreement (as supplemented), each WCAS stockholder party thereto has agreed to vote all shares of Comdata Common Stock received by them as a result of the Preferred Stock Conversion (the "Conversion Shares"),
representing in the aggregate approximately 24.5% of the outstanding shares of Comdata Common Stock (i) in favor of approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, and (ii) against any proposals or agreements providing for any recapitalization, merger, consolidation, sale of assets, reorganization, liquidation or business combination involving Comdata or any of its subsidiaries (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comdata under the Merger Agreement or which would result in the conditions to Comdata's obligations under the Merger Agreement not being fulfilled. No WCAS stockholder party to the Voting Agreement is obligated to vote its Conversion Shares in accordance with the terms of the Voting Agreement if, prior to such vote, such stockholder's designee on the Comdata Board of Directors withdraws, amends or modifies, in the exercise of his or her fiduciary duties as a Comdata director, his or her recommendation for, or approval of, the Merger and the Merger Agreement. The Voting Agreement does not cover shares of Comdata Common Stock owned by such WCAS stockholders other than the Conversion Shares. See "The Merger--Voting Agreement with Certain Comdata Stockholders."

REGULATORY APPROVALS REQUIRED

    Ceridian and Comdata each filed a notification and report under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act") with the Federal Trade Commission (the "FTC") and the Anti-Trust Division of the Department of Justice (the "Department of Justice"). The applicable waiting period under the HSR Act has expired.


    Network and an affiliate thereof are licensees pursuant to certain state sale of checks and/or payment instruments laws. In accordance with certain of those laws, approvals must be obtained from state regulatory authorities prior to the consummation of the Merger. Comdata and Ceridian have obtained certain of those approvals and are actively seeking, and expect to obtain, the remaining required approvals. In addition, Network is licensed under the New Jersey Casino Control Act to provide money transmission services at gambling venues in Atlantic City, New Jersey, and the approval of the New Jersey Casino Control Commission has been obtained.


    Neither Ceridian nor Comdata is aware of any other material governmental or regulatory approval required for consummation of the Merger, other than compliance with applicable securities laws and filings under the DGCL.

CERIDIAN'S NET OPERATING LOSS CARRYFORWARDS


    Ceridian estimates that it currently has net operating loss carryforwards for U.S. federal income tax purposes ("NOLs") of approximately $1.0 billion, which, if unused, will begin to expire in 1997 and which may be used, to the extent available, to offset regular taxable income of Ceridian (including Comdata following completion of the Merger) during the carryforward period (through 2008). Ceridian also has accrued approximately $300 million of expenses for financial statement reporting purposes which are expected to be deductible for federal income tax purposes in future taxable years as they accrue for tax purposes. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), contains complex rules that place an annual limit on the amount of NOLs that a corporation may utilize after an "Ownership Change" as defined in the Code. All the shares of Ceridian Common Stock to be issued in the Merger will be included in the calculation of whether an Ownership Change has occurred at the effective time of the Merger. Based on its review of the rules under Section 382 of the Code and the facts relevant to a determination as to whether an Ownership Change has occurred, including filings as of the date hereof with the Commission, and assuming no significant changes in such filings and no new filings, Ceridian believes that it has not experienced, and as a result of the Merger will not experience, an Ownership Change. Ceridian's belief with respect to this matter is supported by advice received from Hogan & Hartson L.L.P. ("Hogan & Hartson"), special tax counsel to Ceridian, as to the reasonableness of Ceridian's processes, calculations and conclusions under applicable law. Application of the rules under Section 382 of the Code does, however, involve certain technical issues which are not definitively answered under the Code, Treasury Regulations and published administrative interpretations. Given such lack of definitive guidance, and the inherently factual nature of the matter, Ceridian has not requested special tax counsel's opinion with respect to this matter, and there can be no assurance that the Internal Revenue Service will agree with Ceridian's conclusion.


    Events could occur prior to the Merger, either within or beyond the control of Ceridian, which could cause consummation of the Merger to result in an Ownership Change. In such event, consummation of the Merger would limit the utilization of Ceridian's NOLs to an annual amount based on Ceridian's equity value immediately prior to the Merger (which would not include the equity value of the shares of Ceridian Common Stock issued in the Merger). If that were to occur, Ceridian expects that the resulting limitation on its ability to utilize its NOLs would cause the Merger to be dilutive to Ceridian's stockholders. Accordingly, consummation of the Merger is conditioned upon each of Ceridian and Comdata determining that no Ownership Change has occurred with respect to Ceridian and that consummating the Merger would not cause an Ownership Change to occur with respect to Ceridian. See "The Merger--Ceridian's Net Operating Loss Carryforwards."

CONDITIONS TO CONSUMMATION OF THE MERGER

    In addition to the stockholder and regulatory approvals and the condition with respect to Ceridian's NOLs described above, consummation of the Merger is subject to the following conditions: (i) Ceridian and Comdata shall have each received letters from their respective accountants to the effect that the Merger qualifies for pooling of interests treatment for financial reporting purposes,
(ii) Ceridian and Comdata shall have each received the requisite opinions of tax counsel (see "--Certain Federal Income Tax Consequences"); (iii) the authorization for listing on the NYSE, upon official notice of issuance, of the shares of Ceridian Common Stock to be issued in the Merger; and (iv) certain other conditions customary in transactions such as the Merger. See "The Merger--Conditions to Consummation of the Merger."

WAIVER AND AMENDMENT


    At any time before the Merger becomes effective, either Ceridian or Comdata may (i) extend the time for performance of any obligations or other acts of the other under the Merger Agreement or (ii) waive compliance with any agreements contained in the Merger Agreement of the other or with any conditions contained therein to its own obligations. If, however, the conditions relating to either of: (i) the receipt of requisite opinions of tax counsel as to the anticipated tax consequences of the Merger, or (ii) the determination that, with respect to Ceridian's NOLs, no Ownership Change has occurred with respect to Ceridian and that consummating the Merger would not cause an Ownership Change to occur with respect to Ceridian is not met, either the Merger Agreement will be terminated or new stockholder approval will be sought from holders of both Ceridian and Comdata Common Stock on the basis of supplemental Joint Proxy Statement/ Prospectus materials disclosing the effect of such waivers or as to a revised Merger Agreement.


    In addition, the Merger Agreement may be amended by written instrument signed on behalf of each of the parties thereto. The Merger Agreement may be amended without the approval of holders of Ceridian Common Stock or Comdata Common Stock, except that no such amendment will be made following approval and adoption of the Merger Agreement by holders of Comdata Common Stock and approval of the issuance of Ceridian Common Stock pursuant to the Merger Agreement by holders of Ceridian Common Stock if such amendment requires further stockholder approval under applicable law or NYSE rule, unless such further stockholder approval has been obtained. See "The Merger--Waiver and Amendment."

TERMINATION AND TERMINATION FEE

    The Merger Agreement may be terminated at any time before the Merger becomes effective: (i) by mutual consent of Ceridian and Comdata; (ii) by Ceridian or Comdata if the Merger has not become effective before February 29, 1996 or the approval of either the Comdata stockholders or the holders of Ceridian Common Stock is not obtained at the respective Special Meeting or any adjournments thereof (unless caused by the action or failure to act of the party seeking to terminate the Merger Agreement in breach of such party's obligations thereunder); (iii) by Ceridian or Comdata if any permanent injunction or action by any governmental entity of competent jurisdiction preventing the consummation of the Merger has become final and non-appealable; (iv) by Ceridian or Comdata if there has been a breach of any representations or warranties of the other party which would have a material adverse effect on that other party or if there has been a breach in any material respect of any obligation, agreement or covenant to be performed and complied with by that other party under the Merger Agreement which breach is not curable, or if curable, is not cured within thirty days after written notice of such breach is given to that other party by the party not in breach; (v) by Ceridian if the Board of Directors of Comdata (x) withdraws or amends or modifies in a manner adverse to Ceridian its recommendation for approval in respect of the Merger after Comdata has received, or there has been publicly announced or otherwise made to the Comdata stockholders, a bona fide offer or proposal with respect to an Acquisition Transaction, (y) makes any recommendation with respect to an Acquisition
Transaction (including making no recommendation or stating an inability to make a recommendation) other than a recommendation to reject such Acquisition Transaction or (z) takes any action with respect to an Acquisition Transaction that would be prohibited by the "no solicitation" provisions of the Merger Agreement; (vi) by Comdata if such termination is necessary to allow Comdata to enter into an Acquisition Transaction that its Board of Directors determines in good faith by a majority vote, upon consultation with its financial advisors and based upon the written opinion of outside counsel to Comdata, is more favorable to the Comdata stockholders than is the Merger (subject to prior payment of the termination fee described below); (vii) by Ceridian if third parties shall have acquired in excess of 15% of the outstanding voting equity of Comdata (or, if any stockholder already owning in excess of 15% shall have increased its ownership by more than an additional 1%); and (viii) by Ceridian if it undergoes an Ownership Change (within the meaning of Section 382 of the Code) prior to the effective time of the Merger or if consummation of the Merger would cause such an Ownership Change. See "The Merger--Termination; Termination Fee."


    If   the  Merger  Agreement   is  terminated  (x)   by  Ceridian  under  the
circumstances described in clause (v) above or by Comdata under the circumstances described in clause (vi) above, (y) by either Ceridian or Comdata under the circumstances described in clause (ii) above, including the failure to obtain the approval of either the holders of Comdata Common Stock or the holders of Ceridian Common Stock, or by Ceridian under the circumstances described in clause (vii) above, and within one year of such termination, Comdata enters into a definitive agreement for, or consummates, an Acquisition Transaction, or (z) by Ceridian as a result of there being a material uncured breach by Comdata of any of its obligations, agreements or covenants thereunder, then Comdata is required promptly to pay to Ceridian a termination fee of $25,000,000, plus an amount (not to exceed $2,500,000) equal to Ceridian's actual out-of-pocket expenses directly attributable to the Merger and related transactions. See "The Merger--Termination; Termination Fee." If the Merger Agreement is terminated by Ceridian under the circumstances described in clause (viii) above, then Ceridian is required promptly to reimburse Comdata in an amount (not to exceed $2,500,000) equal to Comdata's actual out-of-pocket expenses directly attributable to the negotiation and execution of the Merger Agreement. See "The Merger--Termination; Termination Fee."


EXCHANGE OF COMDATA STOCK CERTIFICATES

    Promptly following the Merger, the Exchange Agent will send a notice and transmittal form, with instructions, to each holder of record of Comdata Common Stock at the effective time of the Merger advising such holder of the effectiveness of the Merger and of the procedure for surrendering to the Exchange Agent certificates formerly evidencing Comdata Common Stock in exchange for new certificates evidencing newly issued Ceridian Common Stock. Comdata stockholders should not send in their stock certificates until they receive the notice and transmittal form from the Exchange Agent. See "The Merger-- Surrender of Comdata Common Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


    The obligations of both Comdata and Ceridian to consummate the Merger are conditioned on, among other things, the receipt of opinions of Reboul, MacMurray, Hewitt, Maynard & Kristol ("Reboul MacMurray"), counsel to Comdata, and Hogan & Hartson, special tax counsel to Ceridian. It is a condition to the obligation of Comdata to consummate the Merger that Comdata receive the opinion of Reboul MacMurray, which will be based upon certain certificates, representations and assumptions, to the effect that, for federal income tax purposes, (i) the Merger will qualify as a "reorganization" under Section 368(a) of the Code, (ii) no gain or loss will be recognized by any Comdata stockholder upon the exchange of Comdata Common Stock for Ceridian Common Stock in the Merger (except in connection with the receipt of cash in lieu of a fractional share interest), (iii) the basis of the Ceridian Common Stock received by a Comdata stockholder in the Merger (including any fractional share interest to which the holder would otherwise have been entitled) will be the same as the basis of the Comdata Common Stock surrendered in exchange therefor, (iv) the holding period of the Ceridian Common Stock received by a Comdata stockholder in the Merger will include the period during which the Comdata Common Stock surrendered in exchange therefor was held by the Comdata stockholder (provided that such Comdata Common Stock was held as a capital asset as of the effective time of the Merger), and (v) no gain or loss will be recognized by Ceridian, Comdata or Sub as a result of the Merger. It is a condition to the obligation of Ceridian to consummate the Merger that Ceridian receive (i) the opinion of Hogan & Hartson, which will be based upon certain certificates, representations and assumptions, to the effect that no gain or loss will be recognized by Ceridian, Comdata or Sub as a result of the Merger, and (ii) the opinion of Reboul MacMurray described in the second sentence of this paragraph, addressed to Ceridian. Hogan & Hartson (as special tax counsel to Ceridian) was not retained to provide any opinion to Comdata or the Comdata stockholders.

    Each Comdata stockholder is advised to consult with such stockholder's own tax advisor concerning the federal income tax consequences of the Merger, as well as any applicable state, local, foreign or other tax consequences, based upon such stockholder's own particular facts and circumstances. See "The Merger-- Certain Federal Income Tax Consequences."

RESALE OF CERIDIAN COMMON STOCK

    The shares of Ceridian Common Stock issuable to stockholders of Comdata upon consummation of the Merger may be traded freely by those stockholders who are not "affiliates" of Comdata or Ceridian. Comdata has agreed to use its best efforts to obtain signed representations from each stockholder of Comdata who may reasonably be deemed an "affiliate" of Comdata (as such term is used in Rule 145 under the Securities Act) to the effect that such person will not transfer or dispose of, or in any way reduce such person's risk of investment or ownership in, (i) shares of Ceridian Common Stock issued to such person pursuant to the Merger except in compliance with Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements under the Securities Act or in an offering registered under the Securities Act, and
(ii) for the 30-day period prior to the effective time of the Merger, the shares of Comdata stock held by such person and, until such time as financial results covering at least 30 days of post-Merger combined operations of Ceridian and Comdata have been published by Ceridian, the shares of Ceridian Common Stock issued to such person pursuant to the Merger. See "The Merger--Resale of Ceridian Common Stock" and "--Accounting Treatment." In addition, Ceridian has agreed to use its best efforts to obtain signed representations from Ceridian affiliates to the effect that they will not dispose of, or in any way reduce their risk of investment or ownership in, Ceridian capital stock and rights to acquire such Ceridian capital stock during the time periods described in clause
(ii) above.

ACCOUNTING TREATMENT


    Ceridian intends to account for the Merger using the "pooling-of-interests" method under generally accepted accounting principles. The obligations of Ceridian and Comdata to consummate the Merger are conditioned on, among other things, having received from KPMG Peat Marwick LLP and Arthur Andersen LLP, respectively, a letter dated no earlier than five days before the closing date of the Merger, to the effect that, subject to customary qualifications, the Merger qualifies for pooling-of-interests treatment for financial reporting purposes and that such treatment is in accordance with generally accepted accounting principles. See "The Merger--Conditions to Consummation of the Merger" and "--Accounting Treatment" and "Unaudited Pro Forma Condensed Combined Financial Statements."


NO DISSENTERS' RIGHTS OF APPRAISAL

    Pursuant to Section 262(b)(1) of the DGCL, neither the holders of Comdata Common Stock nor the holders of Ceridian Common Stock have any dissenters' rights of appraisal with respect to such shares as a result of the matters to be voted upon at their respective Special Meetings. See "The Merger--No Dissenters' Rights of Ceridian or Comdata Stockholders."

MARKET AND MARKET PRICES

    CERIDIAN.   Ceridian  Common Stock  is listed on  the NYSE  under the symbol
"CEN." The following table sets forth the range of high and low sale prices reported on the NYSE for the periods indicated:


                                                                HIGH           LOW
                                                              ---------     ---------
FISCAL YEAR ENDED DECEMBER 31, 1993
  First Quarter.............................................  $ 16  1/8     $ 14  3/8
  Second Quarter............................................  $ 16  1/8     $ 13
  Third Quarter.............................................  $ 18  1/2     $ 14  3/8
  Fourth Quarter............................................  $ 19  7/8     $ 17  1/2
FISCAL YEAR ENDED DECEMBER 31, 1994
  First Quarter.............................................  $ 24  3/4     $ 18  1/2
  Second Quarter............................................  $ 25  5/8     $ 21  1/2
  Third Quarter.............................................  $ 27  1/2     $ 24
  Fourth Quarter............................................  $ 27  1/8     $ 23  1/2
FISCAL YEAR ENDED DECEMBER 31, 1995
  First Quarter.............................................  $ 34  1/2     $ 26  1/8
  Second Quarter............................................  $ 37  5/8     $ 31  5/8
  Third Quarter.............................................  $ 46  7/8     $ 36  3/4
  Fourth Quarter (through November 7, 1995).................  $ 47  1/2     $ 40  3/8


    COMDATA. Comdata Common Stock is traded on the NASDAQ National Market System under the symbol "CMDT." The following table sets forth the range of high and low sale prices reported on the NASDAQ National Market System for Comdata Common Stock for the periods indicated:


                                                                                HIGH           LOW
                                                                              ---------     ---------
FISCAL YEAR ENDED DECEMBER 31, 1993
  First Quarter.............................................................  $  7  7/8     $  5  1/4
  Second Quarter............................................................  $  7  7/8     $  5  7/16
  Third Quarter.............................................................  $ 10  1/2     $  6  3/8
  Fourth Quarter............................................................  $ 14  5/8     $  7  1/4
FISCAL YEAR ENDED DECEMBER 31, 1994
  First Quarter.............................................................  $  8  1/2     $  7
  Second Quarter............................................................  $  8  1/2     $  6  1/2
  Third Quarter.............................................................  $  9          $  6  3/4
  Fourth Quarter............................................................  $ 11  7/8     $  8  1/4
FISCAL YEAR ENDED DECEMBER 31, 1995
  First Quarter.............................................................  $ 12  5/8     $ 10  3/8
  Second Quarter............................................................  $ 15  5/8     $ 11  1/8
  Third Quarter.............................................................  $ 25  3/8     $ 15  5/8
  Fourth Quarter (through November 7, 1995).................................  $ 26  3/4     $ 22  5/8



    The following table sets forth the closing price per share of Ceridian Common Stock, the closing price per share of Comdata Common Stock and the "equivalent per share price" (as defined below) of Comdata Common Stock as of
(i) August 23, 1995, the last trading day before Ceridian and Comdata announced the signing of the Merger Agreement, and (ii) November 7, 1995, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus for which such information was obtainable. The "equivalent per share price" of Comdata Common Stock as of such dates equals the closing price per share of Ceridian Common Stock on such dates multiplied by the Exchange Ratio of 0.57. See "The Merger--Terms of the Merger; Consideration to be Received by Comdata Stockholders."



                                                             CERIDIAN        COMDATA      EQUIVALENT PER
MARKET PRICE PER SHARE AT:                                 COMMON STOCK    COMMON STOCK     SHARE PRICE
--------------------------------------------------------  --------------  --------------  ---------------
August 23, 1995.........................................    $   41.875      $   19.875       $   23.87
November 7, 1995........................................    $   43.00       $   24.00        $   24.51

Ceridian and Comdata believe that Comdata Common Stock presently trades on the basis of the value of the Ceridian Common Stock expected to be issued in exchange for such Comdata Common Stock in the Merger, discounted for the time value of money and for the uncertainties associated with such a transaction. Apart from the publicly disclosed information concerning Ceridian which is included and incorporated by reference in this Joint Proxy Statement/Prospectus, Ceridian cannot state with certainty what factors account for changes in the market price of its stock.

    Comdata stockholders are advised to obtain current market quotations for Ceridian Common Stock and Comdata Common Stock. No assurance can be given as to the market prices of Ceridian Common Stock or Comdata Common Stock at any time before the Merger becomes effective or as to the market price of Ceridian Common Stock at any time thereafter. BECAUSE THE EXCHANGE RATIO IS FIXED, THE EXCHANGE RATIO WILL NOT BE ADJUSTED TO COMPENSATE COMDATA STOCKHOLDERS FOR DECREASES OR INCREASES IN THE MARKET PRICE OF CERIDIAN COMMON STOCK WHICH COULD OCCUR BEFORE THE MERGER BECOMES EFFECTIVE. AS A RESULT, IN THE EVENT THE MARKET PRICE OF CERIDIAN COMMON STOCK DECREASES OR INCREASES, THE VALUE AT THE EFFECTIVE TIME OF THE MERGER OF THE CERIDIAN COMMON STOCK TO BE RECEIVED IN THE MERGER IN EXCHANGE FOR COMDATA COMMON STOCK WOULD CORRESPONDINGLY DECREASE OR INCREASE. See "The Merger--Terms of the Merger; Consideration to be Received by Comdata Stockholders," "--Conditions to Consummation of the Merger" and "--Termination; Termination Fee."

    Following the Merger, all Comdata Common Stock will be owned by Ceridian and, as a result, Comdata Common Stock will no longer be listed on the NASDAQ National Market System.

DIFFERENCES IN RIGHTS OF STOCKHOLDERS

    Upon consummation of the Merger, holders of Comdata Common Stock will become holders of Ceridian Common Stock. As a result, their rights as stockholders, which are now governed by Delaware corporate law and Comdata's Certificate of Incorporation and Bylaws, will be governed by Delaware corporate law and
Ceridian's Certificate of Incorporation and Bylaws. Because of certain differences between the provisions of Comdata's Certificate of Incorporation and Bylaws and Ceridian's Certificate of Incorporation and Bylaws, the current rights of Comdata stockholders will change after the Merger. For a discussion of various differences between the rights of stockholders of Comdata and the rights of stockholders of Ceridian, see "The Merger--Certain Differences in Rights of Stockholders."

                      COMPARATIVE UNAUDITED PER SHARE DATA

    The following table presents selected comparative unaudited per share data for Ceridian on a historical and pro forma combined basis, and for Comdata on a historical and pro forma equivalent basis, giving effect to the Merger using the pooling of interests method of accounting. The information presented below is derived from the consolidated historical financial statements of Ceridian and Comdata, including the related notes thereto, incorporated by reference into this Joint Proxy Statement/Prospectus. This information should be read in conjunction with such historical and pro forma financial statements and the related notes thereto. See "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Statements."

    The pro forma earnings (loss) per share data do not reflect (i) the direct transaction costs of the Merger or the costs of the anticipated refinancing of Comdata's outstanding debt, or (ii) any benefits from the anticipated refinancing of Comdata's debt or from utilization of Ceridian's NOLs to shelter Comdata's income from U.S. federal income taxes. The per share data set forth below is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.


                                                                     CERIDIAN COMMON STOCK      COMDATA COMMON STOCK
                                                                    ------------------------  ------------------------
                                                                                  PRO FORMA                 PRO FORMA
                                                                    HISTORICAL    COMBINED    HISTORICAL   EQUIVALENT
                                                                    -----------  -----------  -----------  -----------
BOOK VALUE (1)
September 30, 1995................................................   $    0.53    $   (1.71)   $  (10.63)   $   (0.97)
December 31, 1994.................................................   $   (1.12)   $   (3.21)   $  (11.76)   $   (1.83)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS-- FULLY DILUTED (2)
Nine Months Ended September 30, 1995..............................   $    1.30    $    1.22    $    0.62    $    0.70
Nine Months Ended September 30, 1994..............................   $    0.98    $    0.94    $    0.63    $    0.54
Year Ended December 31, 1994......................................   $    1.35    $    1.26    $    0.89    $    0.72
Year Ended December 31, 1993......................................   $   (0.61)   $   (3.72)   $  (15.90)   $   (2.08)
Year Ended December 31, 1992......................................   $   (0.76)   $   (0.47)   $    0.07    $   (0.27)

------------
                 NOTES TO COMPARATIVE UNAUDITED PER SHARE DATA
(1) The historical book values per share are calculated by reducing stockholders' equity (deficit) by the redemption value of the outstanding preferred shares which have priority in liquidation over the common stocks, and dividing the result by the common shares outstanding, all amounts being as of the date indicated. The pro forma combined book values per share of Ceridian are based upon the pro forma total common equity for Ceridian and Comdata, divided by the total pro forma common shares outstanding of the combined entity assuming the conversion of the Comdata outstanding common shares at the Exchange Ratio. The pro forma equivalent book values per share of Comdata Common Stock represent the pro forma combined amounts multiplied by the Exchange Ratio. See "The Merger--Terms of the Merger; Consideration to be Received by Comdata Stockholders."
(2)  The  fully  diluted  earnings  (loss)  per  common  share  from  continuing operations are based upon the pro forma combined earnings (loss) for Ceridian and Comdata, divided by the weighted average pro forma common shares and equivalents of the combined entity, including those which would be issued due to an assumed conversion of Ceridian's 5 1/2% Cumulative Convertible Exchangeable Preferred Stock and assumed exercise of Ceridian options granted in replacement of Comdata options. The pro forma equivalent of the fully diluted earnings (loss) per common share from continuing operations of Comdata represents the pro forma combined fully diluted earnings (loss) per common share from continuing operations multiplied by the Exchange Ratio. See "The Merger--Terms of the Merger; Consideration to be Received by Comdata Stockholders."
     Ceridian historical earnings (loss) per share amounts include restructuring losses of $67.0 million in 1993 and $76.2 million in 1992. The per share amounts do not include an extraordinary loss from early retirement of debt in 1993, a loss from discontinued operations in 1992, and a charge for the cumulative effect of the adoption of FAS No. 106 in 1992. Fully diluted per share amounts would not differ materially from primary amounts in years prior to 1994.
     Comdata historical earnings (loss) per share amounts include a $230.3 million write-off of goodwill and other intangibles in 1993, but do not include an extraordinary loss from early retirement of debt in 1992. All Comdata share and per share data have been adjusted to reflect the 1 for 3 reverse common stock split which occurred in the fourth quarter of 1993. Fully diluted per share amounts would not differ materially from the primary amounts in any period reported.

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA


    The following tables set forth certain selected historical consolidated financial information for Ceridian and Comdata, and certain unaudited pro forma combined financial information giving effect to the Merger using the
pooling-of-interests   method   of  accounting.   For   a  description   of  the
pooling-of-interests method of accounting with respect to the Merger and the related effects on the historical financial statements of Ceridian, see "The Merger--Accounting Treatment." The historical selected financial data for the five years ended December 31, 1994 is derived from the respective audited consolidated financial statements of Ceridian and Comdata. The historical selected financial data for the nine months ended September 30, 1995 and 1994 is derived from the respective unaudited historical financial statements of Ceridian and Comdata and reflects, in the respective opinions of management of Ceridian and Comdata, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Interim operating results are not necessarily indicative of results that may be achieved for the entire year. This information should be read in conjunction with the consolidated financial statements of Ceridian and Comdata, and the related notes thereto, included in documents incorporated by reference in this Joint Proxy Statement/ Prospectus, and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Statements."


    The pro forma condensed combined statements of operations data do not reflect (i) the direct transaction costs of the Merger or the costs of the anticipated refinancing of Comdata's outstanding debt, or (ii) any benefits from the anticipated refinancing of Comdata's outstanding debt or from utilization of Ceridian's NOLs to shelter Comdata's income from U.S. federal income taxes. The pro forma combined financial information set forth below is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods presented.

                              CERIDIAN CORPORATION
                       SELECTED HISTORICAL FINANCIAL DATA
               (IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA)


                                                       NINE MONTHS
                                                   ENDED SEPTEMBER 30,
                                                                                        YEAR ENDED DECEMBER 31,
                                                   --------------------  -----------------------------------------------------
                                                     1995       1994       1994       1993       1992       1991       1990
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Revenue..........................................  $   767.2  $   695.0  $   934.5  $   897.5  $   838.1  $   768.8  $   939.1
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before interest and taxes (1)....  $    74.1  $    54.5  $    74.7  $   (14.7) $   (29.1) $    67.3  $    49.5
  Interest income................................        9.4        7.9       10.7        8.4       17.8       22.2       33.9
  Interest expense...............................       (1.0)      (1.2)      (1.6)     (16.5)     (16.3)     (20.8)     (35.3)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before income taxes..............       82.5       61.2       83.8      (22.8)     (27.6)      68.7       48.1
Income tax provision.............................        6.6        5.0        6.7        3.8        5.1        4.1        3.4
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) from continuing operations.......       75.9       56.2       77.1  $   (26.6) $   (32.7) $    64.6  $    44.7
Preferred stock dividends........................        9.7        9.7       13.0        0.3        0.3        0.5        0.5
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (loss) from continuing operations
 for common stock................................  $    66.2  $    46.5  $    64.1  $   (26.9) $   (33.0) $    64.1  $    44.2
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) per share--Primary...............  $    1.37  $    1.00  $    1.37  $   (0.61) $   (0.76) $    1.48  $    1.02
Earnings per share--Fully diluted (2)............  $    1.30  $    0.98  $    1.35
Weighted average common shares outstanding (in
 thousands)
  Primary........................................     48,137     46,771     46,764     43,980     43,466     43,375     43,366
  Fully diluted..................................     58,521     57,155     57,148


                                                                                                AS OF SEPTEMBER 30,
                                                                                                       1995
                                                                                                -------------------
BALANCE SHEET:
Cash and short-term investments...............................................................       $   192.0
Total assets..................................................................................       $   806.8
Debt obligations, net.........................................................................       $    12.6
Stockholders' equity (deficit)................................................................       $   260.8
Number of employees...........................................................................           8,000

------------
(1) Includes restructuring loss (gain) of $67.0 million in 1993, $76.2 million in 1992, ($16.2 million) in 1991 and $1.5 million in 1990.

(2) Fully diluted earnings (loss) per share would not differ materially from the primary amounts in periods prior to 1994.

                          COMDATA HOLDINGS CORPORATION
                       SELECTED HISTORICAL FINANCIAL DATA
               (IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA)


                                                      NINE MONTHS
                                                  ENDED SEPTEMBER 30,
                                                                                       YEAR ENDED DECEMBER 31,
                                                  --------------------  -----------------------------------------------------
                                                    1995       1994       1994       1993       1992       1991       1990
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Revenue.........................................  $   204.3  $   181.5  $   243.3  $   212.3  $   193.1  $   184.5  $   189.8
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before interest and taxes (1)...  $    53.8  $    45.9  $    62.0  $  (186.6) $    39.6  $    27.4  $  --
  Interest income...............................     --         --         --         --            0.1        0.3        0.2
  Interest expense..............................      (22.3)     (23.1)     (30.6)     (30.3)     (37.2)     (39.1)     (41.0)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before income taxes.............       31.5       22.8       31.4     (216.9)       2.5      (11.4)     (40.8)
Income tax provision (benefit)..................       10.0        2.6        3.3        0.2        0.1       (0.9)    --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before extraordinary item.......       21.5       20.2       28.1     (217.1)       2.4      (10.5)     (40.8)
Preferred dividend requirement..................       (9.9)      (9.8)     (12.9)     (12.6)      (1.4)      (0.3)    --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (loss) for common stock before
 extraordinary item.............................  $    11.6  $    10.4  $    15.2  $  (229.7) $     1.0  $   (10.8) $   (40.8)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (Loss) per share before extraordinary
 item (2)(3)(4).................................  $    0.62  $    0.63  $    0.89  $  (15.90) $    0.07  $   (0.77) $   (3.00)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average common shares and equivalents
 outstanding (in thousands).....................     34,617     30,813     31,777     14,447     14,282     14,147     13,597


                                                   AS OF
                                               SEPTEMBER 30,
                                                   1995
                                               -------------
BALANCE SHEET:
Cash and short-term investments..............     $ 23.9
Total assets.................................     $318.9
Debt obligations, net........................     $212.6
Stockholders' equity (deficit)...............     $(65.6)
Number of employees..........................      1,800

------------
(1) Includes a write-off of goodwill and other intangibles of $230.3 million in 1993 and $28.2 million in 1990.

(2) All share and per share data have been adjusted to reflect a 1 for 3 reverse common stock split effected in November 1993.

(3) Fully diluted earnings (loss) per share would not differ materially from the primary amounts in any period presented.

(4) Conversion of preferred stock into common stock and the elimination of the preferred dividend requirement is assumed in all periods where the result is dilutive; specifically, the nine months ended September 30, 1995 and 1994 and the year ended December 31, 1994.

             CERIDIAN CORPORATION AND COMDATA HOLDINGS CORPORATION
              UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                     NINE MONTHS
                                                                        ENDED
                                                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                                 --------------------  -------------------------------
                                                                   1995       1994       1994       1993       1992
                                                                 ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA (1):
Revenue........................................................  $   971.5  $   876.5  $ 1,177.8  $ 1,109.8  $ 1,031.2
                                                                 ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before interest and taxes......................  $   127.9  $   100.4  $   136.7  $  (201.3) $    10.5
  Interest income..............................................        9.4        7.9       10.7        8.4       17.9
  Interest expense.............................................      (23.3)     (24.3)     (32.2)     (46.8)     (53.5)
                                                                 ---------  ---------  ---------  ---------  ---------
Earnings (Loss) before income taxes............................      114.0       84.0      115.2     (239.7)     (25.1)
Income tax provision...........................................       15.9        9.6       16.3        4.0        5.2
                                                                 ---------  ---------  ---------  ---------  ---------
Earnings (Loss) from continuing operations--fully diluted......       98.1       74.4       98.9     (243.7)     (30.3)
Preferred stock dividends......................................        9.7        9.7       13.0        0.3        0.3
                                                                 ---------  ---------  ---------  ---------  ---------
Net earnings (loss) from continuing operations for common
 stock--primary................................................  $    88.4  $    64.7  $    85.9  $  (244.0) $   (30.6)
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------
Weighted average common shares and equivalents outstanding (in thousands):
  Primary......................................................     69,737     68,371     68,364     65,580     65,066
  Fully diluted................................................     80,121     78,755     78,748     65,580     65,066


                                                                                                        AS OF
                                                                                                  SEPTEMBER 30, 1995
                                                                                                  ------------------
BALANCE SHEET (1):
Cash and short-term investments.................................................................      $    182.7
Total assets....................................................................................      $  1,079.2
Debt obligations, net...........................................................................      $    225.2
Stockholders' equity............................................................................      $    119.4

------------
(1) Unaudited pro forma selected statements of operations and balance sheet data for all periods has been derived from the Unaudited Pro Forma Condensed Combined Financial Statements appearing elsewhere in this Joint Proxy Statement/Prospectus.

              INFORMATION CONCERNING THE CERIDIAN SPECIAL MEETING

GENERAL


    This Joint Proxy Statement/Prospectus is being furnished to holders of Ceridian Common Stock as part of the solicitation of proxies by the Ceridian Board of Directors for use at the Ceridian Special Meeting to be held on Tuesday, December 12, 1995 and at any adjournment thereof. This Joint Proxy Statement/Prospectus, and the accompanying Proxy Card, are first being mailed to holders of Ceridian Common Stock on or about November 10, 1995.


    The purpose of the Ceridian Special Meeting is to consider and vote upon the proposal to approve the issuance of Ceridian Common Stock pursuant to the Merger Agreement, which sets forth the terms and conditions of the Merger. Under the terms of the Merger Agreement, the number of shares of Ceridian Common Stock to be issued in connection with the Merger will exceed 20% of the Ceridian Common Stock outstanding prior to the Merger. Accordingly, approval by holders of Ceridian Common Stock of the issuance of Ceridian Common Stock pursuant to the Merger Agreement is required by the rules of the NYSE.

    Upon consummation of the Merger, each outstanding share of Comdata Common Stock will be converted at the Exchange Ratio into 0.57 of a share of Ceridian Common Stock, with cash paid in lieu of fractional shares. In addition, as a result of the Merger, each outstanding Comdata Option will be assumed by Ceridian at the effective time of the Merger and will be converted into a new option to acquire a number of shares of Ceridian Common Stock equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the Comdata Option (immediately before the effective time of the Merger), rounded down to the nearest whole share. The exercise price per share of Ceridian Common Stock under the new option will equal the exercise price per share of Comdata Common Stock under the Comdata Option, divided by the Exchange Ratio, rounded down to the nearest whole cent. The vesting, duration and terms of the new option otherwise will be the same as the Comdata Option.

    Based on the number of shares of Comdata Common Stock outstanding at the Comdata Record Date, consummation of the Merger would result in the issuance of approximately 20,439,532 shares of Ceridian Common Stock (approximately 30.5% of the total number of shares of Ceridian Common Stock outstanding at the Ceridian Record Date, after giving effect to the Merger). An additional 1,112,179 shares of Ceridian Common Stock would be reserved for issuance to holders of Comdata Options that are converted in the Merger into options to acquire Ceridian Common Stock. The Merger is subject to a number of conditions, including the receipt of required regulatory and stockholder approvals.

SOLICITATION, QUORUM, VOTING AND REVOCABILITY OF PROXIES


    The Board of Directors of Ceridian has fixed the close of business on October 27, 1995 as the Ceridian Record Date. Accordingly, only holders of record of shares of Ceridian Common Stock at the close of business on such date will be entitled to notice of and to vote at the Ceridian Special Meeting, with each share entitling its owner to one vote on all matters properly presented at the Ceridian Special Meeting. On the Ceridian Record Date, there were 46,631,602 shares of Ceridian Common Stock outstanding and 17,782 holders of record of such shares. The presence, in person or by proxy, of a majority of the total number of shares of Ceridian Common Stock outstanding on the Ceridian Record Date is necessary to constitute a quorum at the Ceridian Special Meeting.


    Under NYSE rules, the proposal to issue Ceridian Common Stock pursuant to the Merger Agreement must be approved by a majority of the votes cast at the Ceridian Special Meeting, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of Ceridian Common Stock. Ceridian is not a constituent corporation to the Merger and, therefore, specific approval of the Merger Agreement by holders of Ceridian Common Stock is not required under Delaware law or the Ceridian Certificate of Incorporation or Bylaws.

    It is expected that all the 441,538 shares of Ceridian Common Stock (excluding shares subject to stock options) beneficially owned by directors and executive officers of Ceridian and their affiliates at the Ceridian Record Date (0.9% of the total number of outstanding shares of Ceridian Common Stock at such date) will be voted for approval of the proposal to issue Ceridian Common Stock pursuant to the Merger Agreement. As of the Ceridian Record Date, Comdata and its directors and executive officers and their affiliates beneficially owned no shares of Ceridian Common Stock.

    If the accompanying Ceridian Proxy Card is properly executed and returned to Ceridian in time to be voted at the Ceridian Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon at the Ceridian Special Meeting and any adjournment thereof. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL OF THE ISSUANCE OF SHARES OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT. If an executed Proxy Card is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but not be considered to have been voted in favor of such matter. If an executed Proxy Card is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the vote with respect to such matter.

    The Board of Directors of Ceridian is not aware of any matters other than those described in the Notice of the Ceridian Special Meeting that are to come before the Ceridian Special Meeting. If any other matters are properly brought before the Ceridian Special Meeting or any adjournment thereof, one or more of the persons named in the Proxy Card will vote the shares represented by such proxy upon such matters as determined in their discretion. However, executed Proxy Cards that are properly marked to vote against the proposal to issue shares of Ceridian Common Stock pursuant to the Merger Agreement will not be counted as a vote for an adjournment of the Ceridian Special Meeting unless it is specifically so indicated.

    THE   BOARD  OF  DIRECTORS  OF  CERIDIAN  UNANIMOUSLY  RECOMMENDS  THAT  THE
STOCKHOLDERS OF CERIDIAN VOTE FOR APPROVAL OF THE ISSUANCE OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

    The presence of a stockholder at the Ceridian Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to:
John A. Haveman, Secretary, Ceridian Corporation, 8100 34th Avenue South, Minneapolis, Minnesota 55425, or by attending the Ceridian Special Meeting and voting in person.

    The cost of soliciting proxies for the Ceridian Special Meeting will be borne by Ceridian. In addition to use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers and employees of Ceridian, who will not be specially compensated for such activities. Ceridian will also request persons, firms and companies holding shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners, and Ceridian will reimburse such persons for their reasonable expenses incurred in that connection. Ceridian has retained Georgeson & Company to assist in the solicitation of proxies at a cost of approximately $7,500, plus customary expenses.

               INFORMATION CONCERNING THE COMDATA SPECIAL MEETING

GENERAL


    This Joint Proxy Statement/Prospectus is being furnished to holders of Comdata Common Stock as part of the solicitation of proxies by the Comdata Board of Directors for use at the Comdata Special Meeting to be held on Tuesday, December 12, 1995 and at any adjournment thereof. This Joint Proxy Statement/ Prospectus, and the accompanying Proxy Card, are first being mailed to Comdata stockholders on or about November 10, 1995.


    The purpose of the Comdata Special Meeting is to consider and vote upon the proposal to approve and adopt the Merger Agreement, which sets forth the terms and conditions of the Merger, and the transactions contemplated thereby. Upon consummation of the Merger, each outstanding share of Comdata Common Stock will be converted at the Exchange Ratio into 0.57 of a share of Ceridian Common Stock (with cash paid in lieu of fractional shares). In addition, as a result of the Merger, each outstanding Comdata Option will be assumed by Ceridian at the effective time of the Merger and will be converted into an option to acquire a number of shares of Ceridian Common Stock equal to the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original option
(immediately before the effective time of the Merger), rounded down to the nearest whole share. The exercise price per share of Ceridian Common Stock under the new option will equal the exercise price per share of Comdata Common Stock under the original option, divided by the Exchange Ratio, rounded down to the nearest whole cent. The vesting, duration and terms of the new option will otherwise be the same as the original option.


    Based on the last reported sale price of Ceridian Common Stock on the NYSE on November 7, 1995, the Exchange Ratio would result in a per share purchase price for Comdata Common Stock of $24.51. If the Merger is completed, Comdata stockholders will no longer hold any interest in Comdata other than through their interest in shares of Ceridian Common Stock. The Merger is subject to a number of conditions, including the receipt of required regulatory and stockholder approvals.


SOLICITATION, QUORUM, VOTING AND REVOCABILITY OF PROXIES


    The Board of Directors of Comdata has fixed the close of business on October 27, 1995 as the Comdata Record Date. Accordingly, only holders of record of shares of Comdata Common Stock at the close of business on such date will be entitled to notice of and to vote at the Comdata Special Meeting. On the Comdata Record Date, there were 35,858,828 shares of Comdata Common Stock outstanding and 333 holders of record of such shares.


    Pursuant to Delaware law and Comdata's Certificate of Incorporation and Bylaws, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of Comdata Common Stock entitled to vote at the Comdata Special Meeting. The presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Comdata Common Stock outstanding on the Comdata Record Date is necessary to constitute a quorum at the Comdata Special Meeting.


    In connection with the Merger Agreement, certain affiliates of Comdata have separately agreed, pursuant to the Voting Agreement, to vote the Conversion Shares held by them (representing in the aggregate approximately 24.5% of the outstanding shares of Comdata Common Stock outstanding at the Comdata Record
Date) in favor of approval and adoption of the Merger Agreement, subject to the designee of such affiliates on Comdata's Board of Directors not modifying his or her recommendation in favor of approval and adoption of the Merger Agreement. See "The Merger--Voting Agreement with Certain Comdata Stockholders." It is expected that all the 18,661,529 shares of Comdata Common Stock (which excludes shares subject to stock options), beneficially owned by directors and executive officers of Comdata and their affiliates at the Comdata Record Date (representing approximately 52.0% of the outstanding shares of Comdata Common Stock as of such date, and including the shares subject to the Voting Agreement as identified above) will be voted for approval and adoption of the Merger Agreement.



    As of the Comdata Record Date, Ceridian beneficially owned no shares of Comdata Common Stock, and directors and executive officers of Ceridian beneficially owned less than .01% in the aggregate of the outstanding shares of Comdata Common Stock. It is expected that all shares of Comdata Common Stock beneficially owned by Ceridian directors and executive officers will be voted for approval and adoption of the Merger Agreement.


    If the accompanying Comdata Proxy Card is properly executed and returned to Comdata in time to be voted at the Comdata Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. If an executed Comdata Proxy Card is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the vote with respect to such matter.

    The Board of Directors of Comdata is not aware of any matters other than those described in the Notice of the Comdata Special Meeting that are to come before the Comdata Special Meeting. If any other matters are properly brought before the Comdata Special Meeting, one or more of the persons named in the Proxy Card will vote the shares represented by such proxy upon such matters as determined in their discretion. However, executed Proxy Cards that are properly marked to vote against the proposal to approve and adopt the Merger Agreement will not be counted as a vote for an adjournment of the Comdata Special Meeting unless it is specifically so indicated.

    THE  BOARD  OF  DIRECTORS  OF   COMDATA  UNANIMOUSLY  RECOMMENDS  THAT   THE
STOCKHOLDERS OF COMDATA VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    The presence of a stockholder at the Comdata Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to:
Peter D. Voysey, Secretary, Comdata Holdings Corporation, 5301 Maryland Way, Brentwood, Tennessee, 37027, or by attending the Comdata Special Meeting and voting in person.

    The cost of soliciting proxies for the Comdata Special Meeting will be borne by Comdata. In addition to use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers and employees of Comdata, who will not be specially compensated for such activities. Comdata will also request persons, firms and companies holding shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners, and Comdata will reimburse such persons for their reasonable expenses incurred in that connection. Comdata has retained Corporate Communications, Inc. to assist in the solicitation of proxies at a cost of approximately $3,500, plus customary expenses.

                                   THE MERGER

    This section of the Joint Proxy Statement/Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are attached hereto as Appendix A and Appendix D, respectively, and the other appendices hereto, all of which are incorporated herein by reference. All holders of Ceridian Common Stock and Comdata Common Stock are urged to read the Merger Agreement and the other appendices hereto in their entirety.

BACKGROUND OF THE MERGER

    Significant consolidation has occurred in the information services industry during the past several years, as industry participants have sought to establish or enhance their presence in selected vertical market segments and to reduce cost structures through economies of scale and increased operating efficiencies. Both Ceridian and Comdata have participated in this consolidation in recent years through smaller acquisitions, and both believe that this consolidation trend will continue for the foreseeable future. Recognizing these market forces, the Boards of Directors and senior management of both Ceridian and Comdata have expended considerable efforts in analyzing their financial and strategic alternatives and reviewing their options for strategic combinations of various types.

    Following the spin-off of its computer products business in July 1992, Ceridian was principally focused during 1993 and 1994 on improving the operating performance and strategic plans of its three principal businesses, Employer Services, Arbitron and Computing Devices. Consistent with this focus, acquisitions made by Ceridian during this period were intended to improve technology or processes, provide additional product and service offerings and increase the customer base of these three businesses. The largest acquisition made by Ceridian during this period was of Tesseract Corporation in June 1994, which had 1994 revenue of about $24 million. Because of the more attractive growth opportunities available in its Information Services segment, the financial characteristics of businesses in the information services industry and the

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
higher stock price multiples awarded by financial markets to information services companies, Ceridian's Board and senior management also recognized that they could best foster growth in stockholder value by emphasizing growth in Ceridian's Information Services segment. Although prior to 1995 Ceridian did make certain preliminary assessments of larger information services acquisitions and business combinations, including some (such as Comdata) outside of the employer services and marketing information areas, for various reasons Ceridian concluded that any such action would be premature. During this period, Bear Stearns provided general financial advisory services and assistance to Ceridian in preliminarily assessing potential acquisitions, pursuant to an engagement letter dated August 5, 1993.

    Beginning in early 1995, Ceridian senior management, with the continuing assistance of Bear Stearns, began to more actively and seriously consider the desirability of making larger acquisitions in the information services area in order to accelerate the growth of that segment of its business in light of the industry consolidation and attractive financial characteristics referenced earlier, and in order to accelerate the utilization of its NOLs. Although initially the primary focus was on possible acquisitions in the employer services and marketing information areas, Ceridian management was also attracted by the benefits that could be derived from acquiring a third major information services business to complement Employer Services and Arbitron. In March 1995, Lawrence Perlman, Ceridian's Chairman, President and Chief Executive Officer, and John R. Eickhoff, Ceridian's Executive Vice President and Chief Financial Officer, met with representatives of Bear Stearns in New York to review with Bear Stearns a number of potential acquisition candidates, some in the employer services and marketing information areas, but others in the broader information services category, including Comdata.


    On April 27, 1995, Ceridian's Board and senior management met for an in-depth strategic review. As a result of this meeting, there was a consensus that at this time Ceridian and its stockholders would benefit from pursuing a more aggressive acquisition strategy in the information services industry than had been the case during the past few years, and that the most desirable course of action in this regard would be to pursue a "dual track" strategy of seeking out attractive acquisition candidates in the employer services area while also assessing other information services acquisition possibilities. As to the latter track, desirable characteristics of potential acquisition candidates were described as including long-term customer relationships with substantial recurring revenue, substantial revenue and earnings growth potential, the ability to use pooling-of-interests accounting treatment for the acquisition, manageable future capital needs, enhanced competitive position upon becoming a part of Ceridian, strong market position, technology base and operating management, and business combinations that would be accretive to earnings within a relatively short period of time. Included among acquisition possibilities mentioned was Comdata.


    During the next month and a half, representatives of Ceridian and Bear Stearns continued to assess acquisition possibilities in the employer services area and the information services industry. During this period of time, Ceridian senior management concluded that a large acquisition in the employer services area was unlikely in the near term, and consideration of other information services acquisitions intensified. On June 22, 1995, Mr. Perlman met with Bruce
K. Anderson, a director of Comdata and a general partner of WCAS, to discuss a possible acquisition of Comdata by Ceridian. Investment partnerships affiliated with WCAS are major stockholders of Comdata, and WCAS and Ceridian have explored joint investment opportunities in the past. Mr. Perlman is a limited partner of WCAS Information Partners, L.P., one of the WCAS investment partnerships holding Comdata stock, and has known Mr. Anderson for approximately seven years in both personal and professional capacities. This limited partnership, in which Mr. Perlman has a 0.8% interest, held approximately 2,038 shares of Comdata Series B Preferred Stock, which were converted into 48,099 shares of Comdata Common Stock on October 25, 1995, representing less than 0.2% of the outstanding shares of Comdata Common Stock on that date. Although they had engaged in prior conversations over a period of years regarding various WCAS investments, including Comdata, and at times had discussed in general terms whether Ceridian might have a strategic interest in certain of these investments, this was the first conversation between them which seriously attempted to discern whether Comdata would be a desirable acquisition for Ceridian. Following these discussions, representatives of Ceridian and Bear Stearns who were assessing acquisition possibilities were directed to focus their analysis on Comdata. On June 26, 1995, Ceridian and Comdata executed and delivered a confidentiality agreement regarding evaluation material to be provided to Ceridian by Comdata.

    Prior to this time, in late 1994, the Board and senior management of Comdata had concluded that it would be advisable to conduct a comprehensive assessment of Comdata's capital structure and the options available to it to enhance stockholder value. Bear Stearns was one of several investment banking firms invited to assess Comdata's situation, and in January 1995 Bear Stearns presented several alternatives to Comdata management, including various recapitalization strategies and business combinations involving Comdata. During the course of the next few months, representatives of Bear Stearns and Comdata continued to discuss various recapitalization and business combination possibilities for Comdata, and on April 21, 1995, Comdata formally retained Bear Stearns as its exclusive financial advisor in connection with the potential sale of Comdata. By that time, Bear Stearns had identified several possible acquirors, including but not principally Ceridian. In June 1995, after two of the principal potential acquirors identified by Bear Stearns, and with whom preliminary discussions had been held, announced their intention to merge with each other, Comdata decided to halt its specific efforts to identify a potential acquiror and terminated Bear Stearns' engagement.

    At a June 29, 1995 Ceridian Board meeting, Mr. Perlman reported that, while certain acquisition possibilities in the employer services area that had previously been discussed with the Board were now considered unlikely in the near term, Comdata had now been identified as a potentially desirable acquisition candidate, but that further refinement of Ceridian's analysis was necessary. The Board concurred that further analysis and exploratory discussions with WCAS and Comdata management would be appropriate, and authorized Ceridian management to proceed with such analysis and discussions. Ceridian and Bear Stearns executed an engagement letter dated July 7, 1995, retaining Bear Stearns (with the concurrence of Comdata) to act as Ceridian's exclusive financial advisor in connection with the proposed acquisition of Comdata. On July 19, 1995, Mr. Perlman, Mr. Eickhoff and James D. Miller, Ceridian's Vice President of Strategic Initiatives, met with George L. McTavish, Chairman and Chief Executive Officer of Comdata, Mr. Anderson and Patrick J. Welsh, a director of Comdata and a general partner of WCAS, to discuss in greater detail the respective businesses of Ceridian and Comdata and the possibility of an acquisition of Comdata by Ceridian. It was agreed by all participants that a possible acquisition should be further investigated.

    On July 25, 1995, a possible acquisition of Comdata was considered at the meeting of the Strategy Review Committee of Ceridian's Board, and the following day at the Ceridian Board meeting. Ceridian management and representatives of Bear Stearns presented information regarding Comdata's business, its potential strategic fit within the evolving information services strategy of Ceridian, preliminary assessments of the possible structure and pricing of an acquisition transaction, the anticipated financial performance of the combined entity and the expected impact of such a transaction on the utilization of Ceridian's NOLs. Ceridian's Board concurred that it would be appropriate to commence intensive due diligence regarding Comdata.

    Representatives of Ceridian, its outside counsel, its external auditors, Bear Stearns and other consultants conducted extensive due diligence of Comdata in Brentwood, Tennessee and Minneapolis, Minnesota during the weeks of July 31 and August 7, 1995, the results of which were reviewed extensively with Ceridian senior management. Ceridian's Board held a special meeting on August 16, 1995, which was also attended by representatives of Bear Stearns, senior management of Ceridian, outside counsel and the due diligence team. At this meeting, members of Ceridian's senior management, together with its legal and financial advisors, reviewed with the Board, among other things, the due diligence findings, various financial analyses of the proposed transaction (including the possible refinancing of Comdata's debt), the rationale for the transaction, the expected terms of such a transaction and the duties and responsibilities of Ceridian's directors under relevant corporate law. The Board unanimously approved a resolution authorizing Ceridian senior management to seek to negotiate a definitive merger and related agreements with Comdata, and scheduled a meeting for August 23, 1995 to consider the proposed agreements resulting from such negotiations.

    Comdata's Board held a special meeting on August 16, 1995, by telephone conference, in which outside counsel participated. At this meeting, members of Comdata's senior management reported on the discussions with Ceridian and the strategic implications of a possible transaction with Ceridian. Comdata's Board reviewed the rationale for the transaction, the possible structure and terms of such a transaction and the duties and responsibilities of Comdata's directors under relevant corporate law. Comdata's Board concurred that further discussions with Ceridian would be appropriate and authorized Comdata's senior management to proceed with such discussions and retain Lazard Freres to act as financial advisor in connection with the proposed transaction. On August 16, 1995, Comdata executed an engagement letter with Lazard Freres.

    Between August 17 and August 22, 1995, representatives of Comdata, its outside counsel, Lazard Freres and other advisors conducted extensive due diligence of Ceridian, including in Minneapolis, the results of which were reviewed extensively with Comdata's senior management. During the week of August 14, 1995, Comdata and Ceridian executed a confidentiality agreement regarding evaluation material provided to Comdata by Ceridian.

    Negotiation of the terms of the definitive Merger Agreement and Original Voting Agreement occurred during the period August 19-23, 1995. Agreement on the Exchange Ratio was achieved as a result of direct negotiations between Mr. Perlman on behalf of Ceridian, and Mr. McTavish on behalf of Comdata, subject to approval of Ceridian's and Comdata's Boards of Directors.

    On August 23, 1995, the Ceridian Board held a special meeting to consider the proposed Merger Agreement and Original Voting Agreement and the transactions contemplated thereby. At the special meeting, members of Ceridian's senior management, together with its legal and financial advisors, reviewed with the Board, among other things, the background of the proposed transaction (including Mr. Perlman's interest in a WCAS investment partnership holding a small amount of Comdata Preferred Stock), the potential benefits and risks of the transaction, including the strategic and financial rationale, a summary of the financial and valuation analyses of the transaction and the terms of the Merger Agreement and the Original Voting Agreement. At the conclusion of the presentation, Bear Stearns delivered its oral opinion (confirmed in writing as of the same day) that, as of the date of the Merger Agreement, the Merger is fair, from a financial point of view, to the stockholders of Ceridian. See "--Opinion of Ceridian Financial Advisor" for a discussion of the factors considered and the analytical methods employed by Bear Stearns in reaching such conclusion. The Ceridian Board, by a unanimous vote of those directors present at the meeting, approved the Merger Agreement and the Original Voting Agreement and the transactions contemplated thereby (with the two absent directors subsequently ratifying the same).

    On August 23, 1995, the Comdata Board held a special meeting to consider the proposed Merger Agreement, the Original Voting Agreement and the transactions contemplated thereby. At the meeting, the Board, together with its legal and financial advisors, reviewed the results of Comdata's due diligence examination of Ceridian, the background of the proposed transaction, the potential benefits and risks of the transaction, including the strategic and financial rationale, a summary of the financial and valuation analysis of the transaction and the terms of the Merger Agreement and the Original Voting Agreement. At the conclusion of the presentation, Lazard Freres delivered its written opinion that, as of the date of the Merger Agreement, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Comdata. See "--Opinion of Comdata Financial Advisor" for a discussion of the factors considered and the analytical methods employed by Lazard Freres in delivering such opinion. The Comdata Board, by a unanimous vote of the directors, approved the Merger Agreement and the Original Voting Agreement (including approval for purposes of Section 203 of the DGCL) and the transactions contemplated thereby.

REASONS OF CERIDIAN FOR THE MERGER; RECOMMENDATION OF CERIDIAN BOARD OF
DIRECTORS

    The Board of Directors of Ceridian approved the Merger Agreement and the Original Voting Agreement and the transactions contemplated thereby by the unanimous vote of all directors present at the August 23, 1995 special meeting (with the two absent directors subsequently ratifying the same). THE CERIDIAN BOARD BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR AND THAT THE MERGER IS IN THE BEST INTERESTS OF CERIDIAN AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CERIDIAN COMMON STOCK VOTE FOR THE ISSUANCE OF CERIDIAN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

    In reaching its determination to approve the Merger Agreement, the Original Voting Agreement and the transactions contemplated thereby, the Ceridian Board considered a variety of factors, although it did not assign any relative or specific weight to the factors considered. The factors considered included the following:

        (1) That the acquisition of Comdata is expected to strengthen Ceridian's position as a diversified information services and data processing company by adding a business that has leadership positions in two attractive vertical market segments and that possesses desired characteristics such as long-term customer relationships and substantial recurring revenue.

        (2) That the acquisition of Comdata is expected to provide critical mass to Ceridian's Information Services segment in the face of a consolidating information services industry, and to provide evidence to investors of Ceridian's commitment to emphasize the growth of its Information Services segment.

        (3) Information regarding the financial position, results of operations and stock prices of Comdata, as well as the prospective financial performance of Ceridian and Comdata on a combined basis, with the acquisition expected to enhance Ceridian's revenue growth, improve operating margins and cash flow, accelerate utilization of Ceridian's NOLs, and be accretive to Ceridian's earnings per share beginning in 1996.

        (4) That the acquisition of Comdata is expected to provide Ceridian with additional vertical market segments across which Ceridian can apply its horizontal technology expertise in payroll processing and related employer services, and with a platform of transaction services and database capabilities to exploit emerging information services opportunities.

        (5) The extensive due diligence review which had been conducted with respect to Comdata's business, operations, technology and competitive position, and with respect to possible synergistic and expansion opportunities for the two companies.

        (6) The oral opinion of Bear Stearns delivered August 23, 1995, confirmed by a written opinion as of the same date, that, as of the date of the Merger Agreement, the Merger is fair, from a financial point of view, to the stockholders of Ceridian, as well as the underlying financial analyses of Bear Stearns presented in connection therewith.

        (7) The expectation that the Merger will be tax free for federal income tax purposes to Ceridian and will qualify for pooling of interests treatment for financial reporting purposes.

        (8) The ability to refinance or defease some or all of Comdata's debt, the timing and transaction costs thereof and the associated future debt service cost savings therefrom.

        (9) A review with the Board's outside counsel of the terms of the Merger Agreement, including the circumstances under which either Ceridian or Comdata can terminate the Merger Agreement (and the fees triggered thereby) and the closing conditions to the Merger contained therein (including with respect to the continued unlimited availability of Ceridian's NOLs).


       (10) A review with the Board's outside counsel of the terms of the Original Voting Agreement.


OPINION OF CERIDIAN FINANCIAL ADVISOR

    Ceridian, pursuant to an engagement letter dated July 7, 1995 (the "Engagement Letter"), retained Bear Stearns as its exclusive financial advisor in connection with Ceridian's proposed acquisition of Comdata.

    At the August 23, 1995 meeting of the Board of Directors of Ceridian, Bear Stearns delivered its opinion to the effect that, as of the date of such opinion and based upon and subject to the various conditions set forth therein, the Merger is fair, from a financial point of view, to the stockholders of Ceridian. Bear Stearns has subsequently updated such opinion to the Board of Directors of Ceridian as of the date of this Joint Proxy Statement/Prospectus. THE FULL TEXT OF THE WRITTEN OPINION OF BEAR STEARNS, DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS SUBSTANTIALLY SIMILAR TO BEAR STEARNS' AUGUST 23, 1995 OPINION, IS ATTACHED AS APPENDIX B HERETO AND IS INCORPORATED HEREIN BY REFERENCE. CERIDIAN STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS IN ARRIVING AT ITS OPINION. THE SUMMARY OF THE OPINION OF BEAR STEARNS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    No limitations were imposed by Ceridian on Bear Stearns with respect to the investigations made or the procedures followed by Bear Stearns in rendering its opinions. The opinions of Bear Stearns are directed to the Board of Directors of Ceridian and address only the fairness, from a financial point of view, of the Merger to the stockholders of Ceridian and do not constitute a recommendation to any stockholder of Ceridian as to how such stockholder should vote with respect to the issuance of Ceridian Common Stock pursuant to the Merger Agreement. Each Bear Stearns' opinion is necessarily based upon the economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.


    The Exchange Ratio was determined by arm's-length negotiation between Ceridian and Comdata after consultation by each of such parties with their respective financial advisors as to various matters, including preliminary ranges of value, and was not based on a recommendation by Bear Stearns, although Bear Stearns evaluated the financial terms of the Merger and participated in discussions concerning the Exchange Ratio.


    In connection with rendering its opinions, Bear Stearns, among other things:
(i) reviewed the Merger Agreement in substantially its final form; (ii) reviewed Ceridian's and Comdata's respective Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1992 through 1994, and their respective Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1995; (iii) reviewed certain operating and financial information provided by the managements of Ceridian and Comdata relating to their respective businesses, including internal projections of future financial results used for planning purposes (the "Ceridian Management Projections" and the "Comdata Management Projections," respectively, and, collectively, the "Projections");
(iv) met with certain members of Ceridian's senior management to discuss Ceridian's operations, historical financial statements and future prospects, as well as their views with respect to the operations, historical financial statements and future prospects of Comdata, and their views of the business, operational and strategic benefits, potential synergies and other implications of the Merger; (v) met with certain members of Comdata's senior management to discuss Comdata's operations, historical financial statements and future prospects, as well as their views of the business, operational and strategic benefits, potential synergies and other implications of the Merger; (vi) reviewed the pro forma financial impact of the Merger on Ceridian; (vii) reviewed the historical stock prices and trading volumes of Ceridian Common Stock and Comdata Common Stock; (viii) reviewed certain publicly available financial information and stock market performance data of other publicly-held companies which it deemed generally comparable to Ceridian and to Comdata; (ix) reviewed the financial terms of certain other recent acquisitions of companies which it deemed generally comparable to Comdata; and (x) considered such other studies, analyses, inquiries and investigations as it deemed appropriate.

    In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information provided to it by Ceridian and Comdata and the reasonableness of the assumptions made by the managements of Ceridian and Comdata with respect to their respective Projections. Bear Stearns did not assume any responsibility for independent verification of the information provided by Ceridian and Comdata and further relied upon the assurances of the managements of Ceridian and Comdata that such managements were not aware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In arriving at its opinions, Bear Stearns did not perform or obtain any independent appraisal of the assets of Ceridian or Comdata nor was it furnished with any such appraisals.


    Each of the Ceridian and Comdata Management Projections reflected internal projections of future financial results prepared for planning purposes such as internal forecasting, budgeting and long-range planning, and not with a view towards public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The Ceridian and Comdata Management Projections were derived from data developed by each of their respective business units. Each business unit, with the assistance of its senior management, generated forecasts, where applicable, of revenue, cost of revenue, operating expenses and other operating items. The data from each business unit was then compiled and adjusted by the respective companies' senior management to reflect general corporate overhead and company-wide items.



    The Ceridian Management Projections did not give effect to the Merger and were predicated on assumptions which included the following: (i) Ceridian's business operations would continue in their present form with no significant acquisitions during the Projection period; (ii) there would be no Ownership Change resulting in an annual limitation on the utilization of Ceridian's net loss carryforwards, resulting in an assumed effective income tax rate of
approximately   10%  during  the   Projection  period;  (iii)   there  would  be
annual revenue growth ranging between 7.5% and 9.9% during the Projection period, which compares with an annual rate of revenue growth of approximately 10% from 1993 to 1994 (adjusted for the 1993 discontinuance of Arbitron's syndicated television ratings operations) and from the first nine months of 1994 to the comparable 1995 period; (iv) expenditures for capital assets and software would decrease from a peak in 1995, reflecting the expected 1996 introduction of Employer Services' enhanced payroll processing system; (vi) operating margins would improve during the Projection period, although at a decreased rate of improvement than has been experienced since 1993; and (vii) current economic conditions and the rate of inflation would remain constant during the Projection period.



    In preparing the Comdata Management Projections for periods through 1997, Comdata assumed that its business operations would continue in their present form with no significant acquisition activity, and that the growth in transportation revenue would be similar to, and the growth in gaming revenue would be slightly below, the respective revenue growth rates experienced during 1994 and the year-to-date period of 1995. As a result of such assumptions, Comdata's combined revenue was projected to increase at approximately 1% per annum less than the revenue growth rate for 1994 and the first nine months of 1995. Comdata also assumed that annual expenditures for capital assets and software would be less than the level of such expenditures during 1994 and the year-to-date period of 1995. Comdata also projected improved operating margins through 1997, although the rate of improvement would be less than the rate in recent periods. The Comdata Management Projections also assumed that current economic conditions and the rate of inflation would remain constant through 1997.



    Because the  assumptions  underlying  the Ceridian  and  Comdata  Management
Projections are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of Ceridian or Comdata, there can be no assurances that the assumptions will prove valid or that the estimates set forth in the Projections are capable of being, or will be, realized. Actual results may be higher or lower than those contemplated by the Projections, and possibly in significant amounts.



    With respect to each of the Ceridian and Comdata Management Projections, Bear Stearns considered a variety of factors that could affect the achievability of the results set forth therein. In the case of the Comdata Management Projections, Bear Stearns made certain adjustments for purposes of its analyses to reflect certain factors that Bear Stearns believed could affect the Comdata Management Projections, including the elimination of two acquisitions then under consideration by Comdata and an assumed slower growth rate with respect to a routing and scheduling software business acquired by Comdata in 1994, resulting in a corresponding reduction in estimated future revenue and operating profit (such projections, as adjusted, the "Comdata Adjusted Management Projections"). Bear Stearns also developed an alternative scenario for purposes of sensitivity analysis for the Comdata Adjusted Management Projections that assumed certain possible reduced operating results (including reductions in revenue from unsettled transactions, slower revenue growth in consumer gaming services, additional costs for computer systems development and increased growth in gaming agent commissions) and which it considered in connection with arriving at its opinions. Bear Stearns similarly developed an alternative scenario for purposes of sensitivity analysis for the Ceridian Management Projections that assumed possible reductions in the rate of revenue growth in Arbitron due to the elimination of small planned acquisitions and possible increases in spending requirements (with a corresponding impact on operating margins) in Ceridian's Human Resources Group, which Bear Stearns considered in connection with arriving at its opinions. With respect to analyses performed using the Ceridian Management Projections and the Comdata Adjusted Management Projections, such analyses are hereinafter referred to as the "Ceridian Base Case" and the "Comdata Base Case", respectively. With respect to analyses performed using the Comdata alternative scenario and the Ceridian alternative scenario, such analyses are hereinafter referred to as the "Comdata Alternative Case" and the "Ceridian Alternative Case," respectively.


    In preparing its opinions, Bear Stearns performed a variety of financial and comparative analyses. The summary of such analyses set forth below does not purport to be a complete description of the analyses underlying Bear Stearns' opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. Bear Stearns believes that its analyses must be considered as a whole, and that selecting portions of its analyses could create an incomplete view of the processes

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
underlying Bear Stearns' opinions. Moreover, the estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of Ceridian, Comdata, Bear Stearns or any other person assumes responsibility for their accuracy. Furthermore, no opinion is being expressed as to the prices at which shares of Ceridian Common Stock may trade at any future time.

    The following is a summary of the material analyses performed by Bear Stearns in connection with its opinion dated August 23, 1995.

    IMPLIED TRANSACTION MULTIPLES. Bear Stearns calculated market equity values for each of Ceridian and Comdata of $2.369 billion and $675.6 million, respectively, based on Ceridian's and Comdata's last 30-days average share prices, as of August 22, 1995, of $40.36 and $18.26, respectively (the "Current Stock Prices"), and 58.7 million shares of Ceridian Common Stock and 37.0 million shares of Comdata Common Stock, respectively, outstanding on a fully-diluted basis (using the treasury method, which assumes the use of option proceeds to repurchase shares). Using the same information and applying the Exchange Ratio thereto, Bear Stearns also calculated an implied transaction equity value for Comdata of $855.1 million, or $23.00 per share on a fully-diluted basis. Bear Stearns also calculated enterprise values for each of Ceridian, based on market value, and Comdata, based on market value ("Comdata Market") and based on the Exchange Ratio ("Comdata Transaction"), of $2.1684 billion, $885.7 million and $1.0652 billion, respectively, by adjusting the previously calculated equity values (i) in the case of Ceridian, by adding $14.4 million of Ceridian debt outstanding and subtracting $214.0 million of cash on hand, and (ii) in the case of Comdata, by adding $226.5 million of Comdata debt outstanding and subtracting $16.3 million of cash on hand. Bear Stearns then calculated certain financial multiples for each of Ceridian, Comdata Market and Comdata Transaction for each of fiscal years 1995 and 1996 based on such equity values and enterprise values, utilizing the Ceridian Management Projections and the Comdata Adjusted Management Projections, respectively, including the calculation of equity value as a multiple of estimated net income, enterprise value as a multiple of estimated revenue, enterprise value as a multiple of estimated operating cash flow, and enterprise value as a multiple of estimated operating income.

    IMPUTED EQUITY VALUATION ANALYSIS. (a) Bear Stearns derived a reference range of estimated equity values for Comdata. This reference range of values was based on (i) a discounted cash flow analysis, (ii) a public stockholder valuation analysis, (iii) a comparable company analysis, and (iv) a selected acquisition analysis.

    - DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns calculated the estimated free cash flows that Comdata is expected to generate over the five year period ending December 31, 1999, using the Comdata Management Projections as adjusted for the Comdata Base Case and the Comdata Alternative Case. Bear Stearns then calculated estimated terminal values (as of December 31,
      1999) for Comdata by applying terminal exit multiples to each of Comdata's projected 1999 revenues (multiples ranging from 2.5x to 3.5x), net income (multiples ranging from 20.0x to 24.0x) and earnings before interest, taxes, depreciation and amortization ("EBITDA") (multiples ranging from 10.0x to 12.0x). The sum of the free cash flows for such five-year period and the range of terminal values were then discounted to present value using discount rates ranging from 11.0% to 14.0%. Based on this analysis, and applying its judgment to the results thereof, Bear Stearns derived estimated enterprise values for Comdata ranging from $1 billion to $1.2 billion under the Comdata Base Case, and from $900 million to $1.05 billion under the Comdata Alternative Case.

    - PUBLIC STOCKHOLDER VALUATION ANALYSIS. Bear Stearns calculated estimated terminal values of equity (as of December 31, 2000) for Comdata by applying terminal exit multiples ranging from 16.0x to 20.0x to Comdata's projected earnings per share ("EPS") on a fully diluted basis (assuming
      37.0 million shares outstanding, using the treasury method), using the Comdata Management Projections as

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
      adjusted for the Comdata Base Case and the Comdata Alternative Case. Bear Stearns then discounted to present value the resulting range of terminal values using equity discount rates ranging from 13.0% to 16.0%. Bear Stearns made no adjustments for dividends since neither the Comdata Base Case nor the Comdata Alternative Case assumed the payment of any dividends. Based on this analysis, and applying its judgment to the results thereof, Bear Stearns derived estimated enterprise values for Comdata ranging from $900 million to $1.05 billion under the Comdata Base Case, and from $750 million to $900 million under the Comdata Alternative Case.

    - COMPARABLE COMPANY ANALYSIS. Bear Stearns reviewed and compared certain actual and estimated financial, operating and market information of Comdata with that of fourteen selected publicly traded companies in the data processing and information services industries that Bear Stearns believed to be comparable in certain relevant respects to Comdata (the "Comparable Companies"). Bear Stearns calculated certain financial multiples for each of the Comparable Companies, including price to earnings ("P/E") multiples based on 1995 and 1996 EPS estimates (based on published reports) and enterprise value as a multiple of each of latest twelve months ("LTM") revenues, LTM EBITDA and LTM earnings before interest and taxes ("EBIT").

     This analysis resulted in (i) mean 1995 and 1996 estimated P/E multiples of 23.4x and 19.6x, respectively, for the Comparable Companies, compared to 20.8x and 16.3x, respectively, for Comdata, and (ii) mean multiples of enterprise value to LTM revenues, LTM EBITDA and LTM EBIT of 2.4x, 11.5x and 16.3x, respectively, for the Comparable Companies, compared with 3.5x, 11.6x and 13.2x, respectively, for Comdata. Bear Stearns then calculated imputed enterprise values for Comdata by applying the multiples derived from the foregoing analyses of the Comparable Companies to Comdata's estimated fiscal-year 1996 revenues (using a multiple range of 2.5x to 3.5x), EBITDA (using a multiple range of 10.0x to 12.5x) and EBIT (using a multiple range of 13.0x to 16.0x), based on Comdata Management Projections. Based on this analysis, and applying its judgment to the results thereof, Bear Stearns derived estimated enterprise values for Comdata ranging from $900 million to $1.2 billion under the Comdata Base Case, and $750 million to $1.1 billion under the Comdata Alternative Case.

     Bear Stearns noted that no company utilized in the above comparable company analysis is identical to Comdata. Accordingly, an analysis of the foregoing is not purely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect their public trading value.

    - SELECTED ACQUISITION ANALYSIS. Bear Stearns also reviewed twelve transactions (the "Selected Acquisitions") involving the acquisition or proposed acquisition of all or part of certain companies in the data processing and information services industries. Ten of the Selected Acquisitions dated from 1994 or later; two were earlier. Bear Stearns calculated certain financial multiples for each of the Selected Acquisitions, including P/E multiples as of the time of the announcement and implied enterprise value as a multiple of each of LTM revenues, LTM EBITDA and LTM EBIT, and compared the resulting mean multiples with the comparable implied transaction multiples for Comdata resulting from the Merger. Bear Stearns also calculated imputed enterprise values for Comdata by applying the multiples derived from the foregoing analyses of the Selected Acquisitions to Comdata's estimated fiscal-year 1996 net income (using a multiple range of 18.0x to 25.0x), revenues (using a multiple range of 2.5x to 4.0x), EBITDA (using a multiple range of 11.0x to 14.0x) and EBIT (using a multiple range of 13.0x to 17.5x), based on Comdata Management Projections. Based on this analysis, and applying its judgment to the results thereof, Bear Stearns derived estimated enterprise values for Comdata ranging from $1.05 billion to $1.35 billion under the Comdata Base Case, and $900 million to $1.25 billion under the Comdata Alternative Case.

     Bear Stearns noted that no transaction utilized in the above selected acquisition transaction analysis is identical to the Merger. Accordingly, an analysis of the foregoing is not purely mathematical and

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
     involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired companies in such transactions and other factors that could affect their acquisition and public trading values.

    (b) Based upon the foregoing four valuation analyses, Bear Stearns calculated estimated reference ranges of enterprise values for Comdata from $1.0 billion to $1.25 billion under the Comdata Base Case, and from $900 million to $1.2 billion under the Comdata Alternative Case. Based upon these ranges of estimated hypothetical enterprise values for Comdata, Bear Stearns then calculated imputed estimated reference ranges of equity values for Comdata by subtracting $226.5 million of Comdata debt outstanding and adding $16.3 million of cash on hand and $16.0 million of estimated proceeds from the exercise of outstanding options. The resulting imputed estimated reference ranges of equity values for Comdata were from $806 million to $1.056 billion under the Comdata Base Case, and from $706 million to $1.006 billion under the Comdata Alternative Case. Assuming 37.875 million shares of Comdata Common Stock outstanding on a fully diluted basis (before option proceeds), Bear Stearns then calculated imputed estimated reference ranges of equity values per share of Comdata Common Stock from $21.28 to $27.88 under the Comdata Base Case, and from $18.64 to $26.56 under the Comdata Alternative Case, and compared these results to the imputed purchase price for each share of Comdata Common Stock in the Merger of $23.00 under Bear Stearns' implied transaction multiples analysis described above.


    RELATIVE CONTRIBUTION  ANALYSIS.    Bear  Stearns  analyzed  the  respective
projected  contributions  of  each  of  Ceridian  and  Comdata  to,  among other financial measures, the pro forma combined revenues, operating cash flow, operating income and net income of the two companies assuming completion of the Merger, based on their respective projected results for fiscal years 1996 and 1997 under each of two scenarios. The first scenario (the "Base Case Scenario") utilized the projections under the Ceridian Base Case and the Comdata Base Case and the second scenario (the "Sensitivity Case Analysis") utilized the projections under the Ceridian Base Case and the Comdata Alternative Case. Under the Base Case Scenario, such analysis indicated that Comdata would contribute 22.5%, 35.4%, 39.6% and 23.9%, respectively, to the estimated pro forma revenues, operating cash flow, operating income and net income of the post-Merger combined entity for fiscal year 1996, and 23.5%, 37.2%, 41.0% and 25.2%, respectively, to the estimated pro forma revenues, operating cash flow, operating income and net income of the post-Merger combined entity for fiscal year 1997. Under the Sensitivity Case Scenario, such analysis indicated that Comdata would contribute 22.2%, 33.6%, 37.5% and 21.0%, respectively, to the estimated pro forma revenues, operating cash flow, operating income and net income of the post-Merger combined entity for fiscal year 1996, and 22.9%, 34.3%, 37.8% and 21.4%, respectively, to the estimated pro forma revenues, operating cash flow, operating income and net income of the post-Merger combined entity for fiscal year 1997. In performing such analyses under both scenarios, Bear Stearns noted that it (i) did not take into account any potential synergies or cost savings that might be realized after the Merger, (ii) assumed that no "Ownership Change" within the meaning of Section 382 of the Code will have occurred prior to or as a result of the Merger that would limit the combined entity's ability to continue to utilize Ceridian's NOLs, (iii) assumed the Merger would be afforded pooling-of-interests accounting treatment and (iv) assumed a contemporaneous refinancing of substantially all of Comdata's outstanding debt resulting in lower debt service costs (collectively, the "Pro Forma Assumptions").


    Bear Stearns also calculated Comdata's market equity value and imputed enterprise value as percentages of the combined market equity values and imputed enterprise values of Comdata and Ceridian, in each case using values derived from Bear Stearns' implied transaction multiple analysis described above. This analysis indicated that Comdata's market value constituted 22.2% of the combined market equity value of Ceridian and Comdata and that Comdata's imputed enterprise value constituted 29.0% of the combined imputed enterprise values of Ceridian and Comdata. Bear Stearns also calculated that, on a pro forma basis, the former stockholders of Comdata would own approximately 26.9% of the outstanding shares of Ceridian

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
Common Stock (on a fully diluted basis) immediately after, and giving effect to, the Merger. Bear Stearns then compared the percentages indicated by these two analyses with the percentage contributions indicated by its relative contribution analyses under each of the Base Case Scenario and the Sensitivity Case Scenario.

    PRO FORMA MERGER ANALYSIS. Bear Stearns also analyzed certain pro forma effects of the Merger on the combined entity's estimated EPS for each of the fiscal years 1995, 1996 and 1997 under each of the Base Case Scenario and the Sensitivity Case Scenario and utilizing the Pro Forma Assumptions. Under the Base Case Scenario, such analysis indicated that the Merger would be $0.64 per share dilutive in 1995 and $0.17 per share and $0.34 per share accretive, respectively, in 1996 and 1997. Under the Sensitivity Case Scenario, such analysis indicated that the Merger would be $0.63 per share dilutive in 1995 and $0.08 per share and $0.19 per share accretive, respectively, in years 1996 and 1997. Bear Stearns noted that the dilutive effects of the Merger in 1995 reflected Ceridian's anticipated recording in the fourth quarter of 1995 of costs associated with the Merger and the anticipated refinancing of Comdata's debt.

    BREAKEVEN P/E ANALYSIS. Bear Stearns conducted a sensitivity analysis of certain effects of changes in the P/E multiple for the combined entity following the Merger, using a range of assumed P/E multiples from 18.0x to 21.0x. The range of multiples utilized reflected Ceridian's and Comdata's stand-alone estimated 1996 P/E multiples, using the Current Stock Prices, of 19.5x and 19.6x, respectively, under the Base Case Scenario, and of 19.5x and 23.0x, respectively, under the Sensitivity Case Scenario. At each assumed P/E multiple, using the Current Stock Prices, Bear Stearns calculated the 1996 EPS level that would be required to achieve a non-accretive/non-dilutive transaction for Ceridian stockholders. These EPS levels were $2.24, $2.12, $2.02 and $1.92, respectively, at the P/E multiples of 18.0x, 19.0x, 20.0x and 21.0x. Bear Stearns then compared these results with the estimated pro forma EPS in fiscal year 1996 for the combined entity, under the Base Case Scenario and under the Sensitivity Case Scenario, both of which fell within the range of $1.92 to $2.24. Bear Stearns' calculations also included, for each assumed P/E multiple and using such 1996 estimated pro forma EPS levels, the resulting ranges of imputed stock prices for Ceridian and imputed values received by Comdata stockholders at the Exchange Ratio.

    HISTORICAL STOCK TRADING ANALYSIS. Bear Stearns reviewed the historical public trading prices of Ceridian Common Stock and of Comdata Common Stock for the period from May 18, 1995 through August 18, 1995, as well as the historical ratio of the public trading price per share of Comdata Common Stock to the public trading price per share of Ceridian Common Stock. Such analysis indicated that the ratio of the price per share of Comdata Common Stock to the price per share of Ceridian Common Stock during the period from May 18, 1995 to August 18, 1995 ranged from 0.38 on June 21, 1995 to 0.49 on August 10, 1995 (as compared to the Exchange Ratio of 0.57). Bear Stearns also compared the stock price performance of Ceridian and Comdata over this same period with the S&P 500 index and an industry index based on the stock prices of the Comparable Companies.

    OTHER ANALYSES. Bear Stearns conducted such other analyses as it deemed necessary, including reviewing selected investment research reports on, and earnings estimates for, Ceridian and Comdata, reviewing and analyzing the status of Ceridian's NOLs, utilizing each of the Ceridian and Comdata Base and Alternative Cases, and analyzing available information regarding the stock ownership profiles of Ceridian and Comdata.

    OPINION DATED THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. In connection with its opinion dated as of the date of this Joint Proxy Statement/Prospectus, Bear Stearns performed procedures to update certain of its analyses made in connection with its August 23, 1995 opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

    Pursuant to the Engagement Letter, Ceridian agreed to pay Bear Stearns a fee of $1.5 million for rendering its opinion in connection with the Merger, payable at the time Bear Stearns indicated it was prepared to render such opinion. Ceridian has also agreed to pay Bear Stearns an additional fee, payable upon consummation of the Merger, of $5.36 million. In addition, Ceridian has agreed to pay Bear Stearns a fee of $1 million upon Ceridian's determination that an Ownership Change has not occurred prior to or as a result of the Merger. Ceridian has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket

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
expenses, including the reasonable fees and expenses of its accountants and counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

    Bear Stearns is an internationally recognized investment banking firm and was selected as financial advisor to Ceridian in connection with the Merger because of its experience and expertise and its familiarity with Ceridian. In addition to its assistance to Ceridian since August 1993 in connection with preliminarily assessing potential acquisitions, Bear Stearns also acted as lead underwriter for the December 1993 issuance of Ceridian's 5 1/2% Cumulative Convertible Exchangeable Preferred Stock. As part of its investment banking business, Bear Stearns regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    In the ordinary course of its business, Bear Stearns may actively trade the equity securities of Ceridian and Comdata for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. As of the date of its engagement (July 7, 1995) and the date of delivery of its original written fairness opinion to the Ceridian Board of Directors (August 23, 1995), Bear Stearns held no proprietary positions in any Ceridian or Comdata securities, other than hedged arbitrage positions matching long positions in Ceridian's 5 1/2% Cumulative Convertible Exchangeable Preferred Stock with substantially equivalent short positions in Ceridian Common Stock and other than in connection with ordinary course customer trading or clearing activities. As noted above, Bear Stearns was briefly engaged by Comdata in 1995, but did not earn any fees pursuant to such engagement.

REASONS OF COMDATA FOR THE MERGER; RECOMMENDATION OF COMDATA BOARD OF DIRECTORS

    The Board of Directors of Comdata unanimously approved the Merger Agreement and the Original Voting Agreement and the transactions contemplated thereby at its August 23, 1995 special meeting. THE COMDATA BOARD BELIEVES THAT A COMBINATION WITH CERIDIAN, ON THE TERMS SET FORTH IN THE MERGER AGREEMENT, IS IN THE BEST INTERESTS OF COMDATA AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMDATA COMMON STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    In evaluating the proposed Merger, the Comdata Board, with the assistance of Lazard Freres and Comdata's outside counsel and other advisors, considered a variety of factors. The Comdata Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The factors considered by the Comdata Board included the following:

        (1) The Comdata Board considered the rapid consolidation in the information and transaction processing industry and concluded that a strategic combination with Ceridian, a significant participant in the industry, would accelerate the strategic and market position of the combined business enterprise. The Comdata Board believed that the larger capitalization of the combined companies, coupled with the utilization of Ceridian's NOLs, would make the resulting enterprise a broader platform to continue growth.

        (2) The Comdata Board observed the strengths of Comdata and Ceridian in the vertical market segments each serves and concluded that the combined business would achieve greater potential market penetration as a diversified information services and data processing company. The Comdata Board believed that the Merger would enhance cross-selling opportunities for Comdata and permit Comdata to exploit emerging information services opportunities.

        (3) The Comdata Board concluded that the operational experience and business strategy of Ceridian's senior management, combined with the experience of Comdata's key employees, would enable Ceridian's senior management to realize the full potential of the combined Ceridian/Comdata business.

        (4) The Comdata Board concluded that the Merger would provide Comdata stockholders with the opportunity to have continued equity participation in a larger, more diversified enterprise with equity value that will be considerably larger than Comdata's current equity value. In addition, Comdata's Board concluded that the accelerated use of Ceridian's NOLs resulting from the Merger would increase the net present value of the NOLs to the stockholders of the combined enterprise.

        (5) The Comdata  Board concluded that  the terms and  conditions of  the
    Merger   Agreement,  generally,   are  reasonable  and   fair  to  Comdata's
    stockholders.

        (6) The Comdata Board considered the presentation of Lazard Freres at the special meeting on August 23, 1995, including Lazard Freres' opinion that, as of the date of the Merger Agreement, based upon and subject to the various conditions set forth in their opinion, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Comdata. See "--Opinion of Comdata's Financial Advisor."

        (7) The Comdata Board considered the results of the due diligence review which had been conducted with respect to Ceridian's business, operations, technology and competitive position and the potential synergies and expansion opportunities for the combined companies.

OPINION OF COMDATA FINANCIAL ADVISOR

    GENERAL.    Comdata retained  Lazard  Freres on  August  16, 1995  to render financial advisory and investment banking services in connection with an evaluation of Comdata's strategic alternatives from a transactional basis.


    Lazard Freres has delivered to the Board of Directors of Comdata the written opinion of Lazard Freres, dated August 23, 1995, and has orally reaffirmed that opinion on November 1, 1995, to the effect that, based upon and subject to various considerations set forth in the written opinion, as of such dates, the Exchange Ratio is fair, from a financial point of view, to the holders of the Comdata Common Stock and the Comdata Preferred Stock. Although the Lazard Freres written opinion was rendered prior to the Preferred Stock Conversion, Lazard Freres has confirmed to Comdata that neither the analysis reflected in nor the conclusions contained in such opinion are affected by such Preferred Stock Conversion. No limitations were imposed by the Board of Directors of Comdata upon Lazard Freres with respect to the investigations made or the procedures followed by Lazard Freres in rendering its opinion. However, although Lazard Freres analyzed various alternative transactions which may be available to Comdata, Lazard Freres was not authorized to and did not solicit third party indications of interest for all or any part of Comdata or its assets.


    THE FULL TEXT OF THE OPINION OF LAZARD FRERES DATED AUGUST 23, 1995, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. COMDATA STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. LAZARD FRERES' OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY COMDATA STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE COMDATA SPECIAL MEETING. THE SUMMARY OF THE OPINION OF LAZARD FRERES SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCES TO THE FULL TEXT OF SUCH OPINION.

    In arriving at its opinion, Lazard Freres (i) reviewed the financial terms and conditions of the Merger Agreement; (ii) reviewed certain historical business and financial information relating to Comdata and Ceridian; (iii) reviewed various financial forecasts and other data provided to Lazard Freres by Comdata and Ceridian relating to their respective businesses; (iv) held discussions with members of the senior management of Comdata and Ceridian with respect to the businesses and prospects of Comdata and Ceridian, respectively, the strategic objectives of each, and possible benefits which might be realized following the Merger; (v) reviewed public information with respect to certain other companies in lines of business Lazard Freres believed to be generally comparable in whole or in part to the businesses of Comdata and Ceridian; (vi) reviewed the financial terms of certain business combinations involving companies in lines of business Lazard Freres believed to be generally comparable in whole or in part to those of Comdata and Ceridian, and in other industries generally; (vii) reviewed the historical stock prices and trading volumes of the Comdata Common Stock and the Ceridian Common Stock; and (viii) conducted such other financial studies, analyses and investigations as Lazard Freres deemed appropriate.

    In connection with its review, Lazard Freres relied upon the accuracy and completeness of the financial and other information provided by Comdata and Ceridian to, reviewed by or for or discussed with, Lazard Freres or which was publicly available, and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Comdata or Ceridian, nor was Lazard Freres provided with any such appraisals. With respect to the financial forecasts and other information referred to above, Lazard Freres assumed that such forecasts and information were reasonably prepared or reviewed, as the case may be, on bases reflecting the best currently available estimates and judgments of management of Comdata and Ceridian as to the future financial performance of Comdata and Ceridian, respectively. Lazard Freres assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard Freres' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of the date of, the opinion and did not address Comdata's underlying business decision to effect the Merger or constitute a recommendation to any stockholder of Comdata as to how such stockholder should vote with respect to the Merger. Lazard Freres assumed that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Comdata.

    In connection with its written opinion delivered to the Comdata Board of Directors on August 23, 1995, Lazard Freres performed certain analyses which involved the following:

    ANALYSIS AT VARIOUS PRICES. Lazard Freres reviewed certain historical financial information of Comdata and Ceridian and calculated the imputed value of the Merger to holders of Comdata Common Stock. This analysis showed that at a value of $23.87 per share of Comdata Common Stock, the multiple of equity value to Comdata's 1995 estimated revenues (as estimated by Comdata management's internal projections) was 3.9x and the multiple of equity value to Comdata's 1995 EBIT and Comdata's 1995 EBITDA, each as estimated by Comdata management's internal projections, was 14.6x and 12.7x, respectively. Lazard Freres advised the Comdata Board of Directors that these multiples were within the range of both comparable public companies and comparable transactions. See also "Comparable Public Company Trading Analysis" and "Comparable Transactions Analysis" below. Lazard Freres also calculated the premium which the Exchange Ratio represents, based on the $23.87 per share purchase price, when compared to Comdata's Common Stock closing market price on August 22, 1995 ($20.13), the 30-day trading average price ($18.26) and the 90-day trading average price ($14.82), to be 18.6%, 30.7% and 61.1%, respectively.

    CONTRIBUTION ANALYSIS. Lazard Freres analyzed the relative contribution of each of Comdata and Ceridian to certain pro forma income statement items, including estimated 1995 revenues, net income and EBITDA of the combined company. Lazard Freres then compared the ownership percentages (after accounting for debt contributed) of the combined company implied by the relative contributions of such income statement items to the pro forma equity ownership percentage for Comdata stockholders of approximately 26.6% at the Exchange Ratio. The contribution analysis showed that Comdata would contribute approximately 21.5%, 23.2% and 36.9% respectively, of the estimated 1995 revenues, net income and EBITDA of the combined company.


    COMPARABLE PUBLIC COMPANY TRADING ANALYSIS. Lazard Freres analyzed certain publicly available financial, operating and stock market data of 17 companies in the transaction processing and information industry, including Ceridian, whose lines of business made them, in Lazard Freres' judgment, comparable to Comdata (the "Public Comparables"), as well as that of Comdata. Lazard Freres examined, among other things, multiples of equity value to (i) LTM EBITDA and 1995 estimated EBITDA (based on Wall Street financial analysts' estimates), (ii) LTM revenues and 1995 estimated revenues (based on Wall Street financial analysts' estimates), and (iii) LTM EBIT and 1995 estimated EBIT and 1996 EBIT (based on Wall Street financial analysts' estimates). The analysis indicated that the most relevant Public Comparables traded at ranges of (a) 9.8x to 13.4x and 8.5x to 12.8x LTM EBITDA and estimated 1995 EBITDA, respectively, (b)

2.0x to 3.4x and 2.0x to 3.2x LTM revenues and estimated 1995 revenues, respectively, and (c) 13.4x to 22.4x and 12.6x to 21.6x, LTM EBIT and estimated 1995 EBIT. Lazard Freres noted that Comdata traded at multiples of (x) 12.3x and 10.9x LTM EBITDA and estimated 1995 EBITDA, respectively (based on Comdata management's internal projections), (y) 3.6x and 3.3x LTM revenues and estimated 1995 revenues, respectively (based on Comdata management's internal projections), and (z) 13.9x and 12.5x LTM EBIT and 1995 estimated EBIT, respectively (based on Comdata management's internal projections). Lazard Freres also noted that Ceridian traded at multiples (without giving effect to the
Merger) of (x) 17.5x and 15.5x LTM EBITDA and estimated 1995 EBITDA, respectively (based on Ceridian management's internal projections), (y) 2.3x and 2.2x LTM revenues and estimated 1995 revenues, respectively (based on Ceridian management's internal projections), and (z) 25.6x and 22.8x LTM EBIT and 1995 estimated EBIT, respectively (based on Ceridian management's internal projections).

    COMPARABLE TRANSACTIONS ANALYSIS. Lazard Freres reviewed and analyzed selected financial and operating information relating to 17 acquisition transactions in the transaction processing and information industry since February 1988, and selected a number of those acquisitions which it believed were most comparable to a transaction involving the sale of Comdata (the "Comparable Transactions"). With respect to the Comparable Transactions, the analysis considered, among other things, the transaction value and the multiple of transaction value to LTM EBITDA, LTM revenues and LTM EBIT. An analysis of the Comparable Transactions indicated LTM EBITDA multiples ranging from 11.7x to 16.2x, compared with a multiple of 14.5x associated with the Exchange Ratio, LTM revenue multiples ranging from 0.9x to 4.7x, compared with a multiple of 4.3x associated with the Exchange Ratio, and LTM EBIT multiples ranging from 13.2x to 21.7x, compared with a multiple of 16.5x associated with the Exchange Ratio. Multiples were derived from publicly available sources, which may or may not be reliable.

    DISCOUNTED CASH FLOW ANALYSIS. Based upon projections prepared by management of Comdata, Lazard Freres used a discounted cash flow methodology to estimate the net present value of future free cash flows as of December 31, 1995 available to the equity holders of Comdata if Comdata were to perform on a stand-alone basis (without giving effect to the Merger). In conducting this analysis, Lazard Freres assumed discount rates ranging from 16.5% to 18.5%, derived from a weighted average cost of capital analysis of Comdata and the Public Comparables, and terminal value multiples ranging from 11.0x to 13.0x, derived from a review of the Public Comparables and the Comparable Transactions applied to estimated 2000 EBIT. The net present value of projected free cash flow, when combined with the terminal values, yielded a total enterprise value in the range of $987.4 million to $1.219 billion. In order to derive total equity value and the equity value per share of Comdata, Lazard Freres subtracted from the total enterprise value the estimated net debt and other liabilities forecasted by management of Comdata at December 31, 1995 to yield a total equity value range of $812.4 million to $1.044 billion, or a per share equity value in the range of between $21.80 and $28.00 per share.

    Lazard Freres utilized the various analyses described above to value Comdata. The methodologies described above were used by Lazard Freres to determine whether the Exchange Ratio was fair to the stockholders of Comdata in light of Lazard Freres' valuation of Comdata.


    In arriving at its written opinion and oral reaffirmation, Lazard Freres performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by Lazard Freres. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The analyses must be considered as a whole and selecting portions of such analyses and the factors considered by Lazard Freres, without considering all such analyses and factors, could create an incomplete view of the process underlying the analyses set forth in the opinion. No company or transaction used in the above analyses as a comparison is identical to Comdata or the transaction contemplated by the Merger Agreement. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies to which Comdata is being compared. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

    In performing its analyses, Lazard Freres made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Comdata or Ceridian. The analyses were prepared solely for purposes of Lazard Freres providing its opinion to the Comdata Board of Directors as to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of the Comdata and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which may be significantly more or less favorable than as set forth in these analyses. Similarly, any estimate of values or forecast of future results contained in the analyses is not necessarily indicative of actual values or actual future results, which estimates are inherently subject to uncertainty. Lazard Freres' opinion to the Comdata Board of Directors was one of many factors taken into consideration by the Comdata Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lazard Freres and is qualified by reference to the written opinion of Lazard Freres set forth in Appendix C hereto.


    Lazard Freres, in connection with its oral reaffirmation on November 1, 1995 of its August 23, 1995 opinion, updated those analyses performed and reviewed those assumptions underlying the analyses as it deemed necessary, to reaffirm its August 23, 1995 opinion.



    Lazard Freres is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. The Comdata Board of Directors selected Lazard Freres to act as its financial advisor in connection with the Merger and related matters based upon its qualifications, expertise and reputation in investment banking in general and mergers and acquisitions specifically. Lazard Freres has acted exclusively for the Comdata Board in rendering its fairness opinion and will receive a fee from Comdata for its services. Lazard Freres acted as financial adviser to Comdata in connection with, and participated in certain of the negotiations leading to, the Merger Agreement. During the course of such negotiations, Lazard Freres was not asked to, and did not, propose the specific Exchange Ratio. The Exchange Ratio was determined by arms-length negotiation between Comdata and Ceridian after consultation by each of the parties with their respective financial advisors as to various matters, including preliminary ranges of value.



    As of the date hereof, Lazard Freres does not own any shares of Comdata Common Stock or Ceridian Common Stock or any other securities of Comdata or Ceridian other than 1,030 shares of Ceridian Common Stock in a non-proprietary account for the benefit of a client. Lazard Freres held the same positions in the securities of Comdata and Ceridian at the time of Lazard Freres' engagement by the Comdata Board of Directors (August 16, 1995), the date its written fairness opinion was delivered to the Comdata Board of Directors (August 23, 1995), the date the proposed Merger was publicly announced (August 24, 1995) and the date of its oral reaffirmation of its opinion (November 1, 1995).


    Comdata's engagement of Lazard Freres provides for a financial advisory fee of $100,000 due upon the signing of that certain engagement letter dated August 16, 1995 between Lazard Freres and Comdata and a cash fee of $1,575,000 payable
(i) upon delivery of Lazard Freres' fairness opinion to the Comdata Board, if requested, and (ii) upon consummation of a business combination transaction, such as the Merger, to which any payments pursuant to clause (i) shall be creditable in full. Comdata has also agreed to reimburse Lazard Freres for its reasonable out-of-pocket expenses and to indemnify Lazard Freres and its affiliates, and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the federal securities laws.

TERMS OF THE MERGER; CONSIDERATION TO BE RECEIVED BY COMDATA STOCKHOLDERS

    At the time the Merger becomes effective, Convoy Acquisition Corp. (referred to as "Sub"), a newly formed wholly-owned subsidiary of Ceridian, will merge with and into Comdata, with Comdata being the surviving corporation and becoming a wholly-owned subsidiary of Ceridian. Upon consummation of the Merger, each issued and outstanding share of Comdata Common Stock will be converted at the Exchange Ratio into 0.57 of a share of Ceridian Common Stock, with cash paid in lieu of fractional shares (as described below). The Certificate of Incorporation and Bylaws of Sub as in effect immediately prior to the Merger will be the Certificate of Incorporation and Bylaws of the surviving corporation until further amended as provided therein and in accordance with applicable law. The directors of Sub immediately prior to the Merger will be the initial directors of the surviving corporation, and the officers of Comdata immediately prior to the Merger will be the initial officers of the surviving corporation. If the Merger is completed, holders of Comdata Common Stock will no longer hold any interest in Comdata other than through their interest in shares of Ceridian Common Stock. Shares of Ceridian capital stock issued and outstanding at the effective time of the Merger will remain issued and outstanding thereafter and will not be affected by the Merger.


    Sub is a newly formed Delaware corporation created for the sole purpose of consummating the merger transaction contemplated by the Merger Agreement. Sub has not conducted any activities other than those incident to its formation and its execution of the Merger Agreement and Voting Agreement. Upon effectiveness of the Merger, each outstanding share of Sub common stock will be converted into one share of common stock of the surviving corporation.

    BECAUSE THE EXCHANGE RATIO IS FIXED AND WILL NOT INCREASE OR DECREASE DUE TO FLUCTUATIONS IN THE MARKET PRICE OF EITHER THE CERIDIAN COMMON STOCK OR THE COMDATA COMMON STOCK, COMDATA STOCKHOLDERS WILL NOT BE COMPENSATED FOR DECREASES OR INCREASES IN THE MARKET PRICE OF CERIDIAN COMMON STOCK WHICH COULD OCCUR BEFORE THE EFFECTIVE TIME OF THE MERGER. As a result, in the event the market price of Ceridian Common Stock decreases or increases prior to the effective time of the Merger, the value at the effective time of the Merger of the Ceridian Common Stock to be received in the Merger would correspondingly decrease or increase. The market prices of Ceridian Common Stock and Comdata Common Stock as of a recent date are set forth herein under "Summary--Markets and Market Prices," and Comdata stockholders are advised to obtain recent market quotations for Ceridian Common Stock and Comdata Common Stock. No assurance can be given as to the market prices of Ceridian Common Stock or Comdata Common Stock at the effective time of the Merger or as to the market price of Ceridian Common Stock thereafter.


NO FRACTIONAL SHARES


    No fractional shares of Ceridian Common Stock will be issued in the Merger. The Merger Agreement provides that, in lieu of any fractional share, Ceridian will pay to each holder of Comdata Common Stock who otherwise would be entitled to receive a fractional share of Ceridian Common Stock an amount of cash (without interest) determined by multiplying (i) the average of the per share closing prices for Ceridian Common Stock on the NYSE for the five trading days immediately preceding the date on which the Merger becomes effective, by (ii) the fractional share interest of Ceridian Common Stock to which such holder would otherwise be entitled.

EFFECTIVE TIME OF THE MERGER

    The Merger will become effective upon the filing of, or at such later time specified in, a properly executed certificate of merger relating thereto filed with the Secretary of State of Delaware. The Merger Agreement provides that the parties thereto will cause such certificate of merger to be filed as soon as practicable after the holders of Ceridian Common Stock have approved the issuance of Ceridian Common Stock pursuant to the Merger Agreement, the holders of Comdata Common Stock have approved and adopted the Merger Agreement, all required regulatory approvals and actions have been obtained or taken and all other conditions to the consummation of the Merger have been satisfied or waived. See "--Regulatory Approvals Required" and "--Conditions to Consummation of the Merger." There can be no assurance that the conditions precedent to the Merger will be satisfied. Moreover, the Merger Agreement may be terminated by either Ceridian or Comdata under various conditions as specified in the Merger Agreement. See "--Termination; Termination Fee." Thus, there can be no assurance as to whether or when the Merger will become effective.

SURRENDER OF COMDATA COMMON STOCK CERTIFICATES

    As soon as practicable after the effective time of the Merger, The Bank of New York, the Exchange Agent, will send a notice and transmittal form, with instructions, to each holder of Comdata Common Stock of record at the effective time of the Merger advising such holder of the effectiveness of the Merger and of the procedure for surrendering to the Exchange Agent the certificates formerly evidencing Comdata Common Stock in exchange for (i) new certificates evidencing Ceridian Common Stock and (ii) cash in lieu of fractional shares. COMDATA STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

    Upon surrender to the Exchange Agent of one or more certificates formerly evidencing Comdata Common Stock, together with a properly completed and signed letter of transmittal, there will be issued and mailed to the holder thereof a new certificate or certificates representing the number of whole shares of Ceridian Common Stock to which such holder is entitled under the Merger Agreement and, where applicable, a check for the amount of cash payable in lieu of a fractional share of Ceridian Common Stock (after giving effect to any required tax withholding). Until surrendered as described above, certificates formerly evidencing Comdata Common Stock will, after the effective time of the Merger, represent only the right to receive, upon such surrender, a certificate or certificates representing shares of Ceridian Common Stock and, if applicable, cash in lieu of fractional shares, as described above. No dividends or distributions that are declared on shares of Ceridian Common Stock will be paid to persons entitled to receive certificates representing shares of Ceridian Common Stock until such persons surrender their certificates formerly evidencing Comdata Common Stock.

    A certificate representing Ceridian Common Stock or a check in lieu of a fractional share will be issued in a name other than the name in which the surrendered Comdata Common Stock certificate was registered only if (i) the Comdata Common Stock certificate surrendered is properly endorsed or accompanied by appropriate stock powers and is otherwise in proper form for transfer, and
(ii) the person requesting the issuance of such certificate or check either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of such certificate or check in a name other than that of the
registered   holder  of  the  certificate  surrendered  or  establishes  to  the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

CERIDIAN'S NET OPERATING LOSS CARRYFORWARDS

    Ceridian estimates that it currently has NOLs of approximately $1.0 billion, which if unused will begin to expire in 1997 and which may be used, to the extent available, to offset regular taxable income of Ceridian (including Comdata following completion of the Merger) during the carryforward period (through 2008). Ceridian also has accrued approximately $300 million of expenses for financial statement reporting purposes which have not yet accrued for federal income tax purposes but which are expected to be deductible for federal income tax purposes in future taxable years as they accrue. Section 382 of the Code contains complex rules that place an annual limitation on the amount of NOLs that a corporation may utilize after an "Ownership Change." Ceridian believes that even if it were to undergo an Ownership Change, Section 382 would only apply to the unutilized portion of Ceridian's NOLs and not to any unaccrued portion of Ceridian's approximately $300 million of expected future tax deductions.

    In general, an Ownership Change occurs if the aggregate of the increases in the percentage of stock owned on a particular date by certain stockholders over the lowest percentage owned in the past three years by such stockholders exceeds 50 percentage points. In general, stockholders that must be taken into account under Section 382 include each stockholder owning during the three-year period directly or indirectly 5% or more of the stock of the corporation and certain stockholders receiving stock in a new issuance during the three-year period. For purposes of Section 382, "ownership" means beneficial ownership, but shares held or controlled by investment advisors who may be required to file Forms 13G with the Commission are generally not treated as owned by such investment advisors for Section 382 purposes.

    The annual NOL limit is calculated by multiplying the equity value of a corporation as determined under the Code (generally the corporation's market capitalization reduced by capital contributions made to the corporation during the previous two years) immediately before an Ownership Change by the then applicable federal long-term tax exempt rate (which was 5.75% for the month of September 1995). Thus, in general, the higher Ceridian's equity value at the time of an Ownership Change of Ceridian, the higher the resulting annual NOL limitation applicable to Ceridian. For example, based on the last reported sales price of Ceridian Common Stock on the NYSE on September 10, 1995, and a federal long-term tax exempt rate of 5.75%, Ceridian estimates that the occurrence of an Ownership Change on that date would limit its ability to utilize its NOLs in subsequent taxable years to approximately $130 million per year, and that any taxable income (net of deductions properly accruing for tax purposes in such years) from U.S. operations in excess of that amount would be subject to U.S. federal income tax. If, however, an Ownership Change were to occur after completion of the Merger, and assuming similar market prices for Ceridian's capital stock and a similar federal long-term tax exempt rate, Ceridian believes that its equity value for Section 382 purposes would be substantially higher, and the then applicable Section 382 annual NOL limitation would be correspondingly greater.


    All the shares of Ceridian Common Stock to be issued in the Merger will be included in the calculation of whether an Ownership Change has occurred at the effective time of the Merger. Based on its review of the rules under Section 382 of the Code and the facts relevant to a determination as to whether an Ownership Change has occurred, including filings as of the date hereof with the Commission on Schedules 13D, 13F and 13G (or any similar schedules), and assuming no significant changes in such filings and no new filings, Ceridian believes that it has not experienced, and as a result of the Merger it will not experience, an Ownership Change. Ceridian's belief with respect to this matter is supported by advice received from Hogan & Hartson, special tax counsel to Ceridian, as to the reasonableness of Ceridian's processes, calculations and conclusions under applicable law. Application of the rules under Section 382 of the Code does, however, involve certain technical issues which are not definitively answered under the Code, Treasury Regulations and published administrative interpretations. Given such lack of definitive guidance, and the inherently factual nature of the matter, Ceridian has not requested special tax counsel's opinion with respect to this matter, and there can be no assurance that the Internal Revenue Service will agree with Ceridian's conclusion.


    Events could occur prior to the Merger, either within or beyond the control of Ceridian, which could cause consummation of the Merger to result in an Ownership Change. In such event, consummation of the Merger would limit utilization of Ceridian's NOLs to an annual amount based on Ceridian's equity value immediately prior to the Merger (which would not include the equity value of the shares of Ceridian Common Stock issued in the Merger). If that were to occur, Ceridian expects that the resulting limitation on its ability to utilize its NOLs would cause the Merger to be dilutive to Ceridian's stockholders. Accordingly, consummation of the Merger is conditioned upon each of Ceridian and Comdata determining, based on the existence (or absence) of filings with the Commission on Schedules 13D, 13F and 13G (or any similar schedules), that no Ownership Change with respect to Ceridian has occurred, and, based on such filings and the number of shares issued in the Merger, that consummating the Merger would not cause an Ownership Change to occur with respect to Ceridian. See "--Conditions to Consummation of the Merger."

    Events subsequent to the Merger, either within or beyond the control of Ceridian, may also cause an Ownership Change that could trigger the limitations of Section 382. Depending upon the equity value of Ceridian immediately prior to such an Ownership Change and Ceridian's future U.S. taxable income, imposition of the annual NOL limitation could delay or prevent the utilization of the NOLs that Ceridian otherwise would be entitled to use. This could result in higher federal income taxes in a given year than if Ceridian had not been subject to the annual limitation. Moreover, due to uncertainties in the meaning and application of certain aspects of Section 382, there can be no assurance that the Internal Revenue Service will not challenge Ceridian's determination as to the amount of its NOLs, whether or when an Ownership Change may have occurred, the calculation of Ceridian's equity value immediately prior to an Ownership Change, or other factual and legal determinations relating to Section 382 and its application to Ceridian, or that such a challenge, if asserted, would not be sustained by a court.

CONDITIONS TO CONSUMMATION OF THE MERGER

    The Merger will occur only if the Merger Agreement is approved and adopted by the requisite vote of holders of Comdata Common Stock and the issuance of shares of Ceridian Common Stock pursuant to the Merger Agreement is approved by the requisite vote of holders of Ceridian Common Stock. In addition, consummation of the Merger is subject to the satisfaction or waiver (to the extent such waiver is permitted by law) of certain other conditions. A failure of any such conditions to be satisfied, if not waived, would prevent consummation of the Merger.

    The obligations of both Ceridian and Comdata to consummate the Merger are subject to satisfaction of the following conditions: (i) any waiting period applicable  to  the consummation  of the  Merger  under the  HSR Act  shall have expired or been terminated and no action shall have been instituted and not withdrawn or terminated by the FTC or the Department of Justice challenging or seeking to enjoin the Merger; (ii) no
governmental  entity  (including  a  federal   or  state  court)  of   competent
jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by the Merger Agreement; (iii) all filings with and approvals and consents of any governmental entity, the failure of which to make or obtain would have a material adverse effect at or after the effective time of the Merger on either Ceridian or the surviving corporation and Network, taken as a whole, shall have been made or obtained (including in connection with the New Jersey Casino Control Act and certain state sale of checks and/or payment laws);
(iv) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective under the Securities Act and shall not be subject to a stop order or proceeding of the Commission seeking a stop order, and Ceridian shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the shares of Ceridian Common Stock pursuant to the Merger Agreement; (v) an opinion of Reboul MacMurray, counsel to Comdata, addressed to both Comdata and Ceridian, shall have been obtained to the effect that for federal income tax purposes, (a) the Merger will qualify as a "reorganization" under Section 368(a) of the Code, (b) no gain or loss will be recognized by any Comdata stockholder (except in connection with the receipt of cash in lieu of fractional shares) upon the exchange of Comdata Common Stock for Ceridian Common Stock in the Merger, (c) the basis of the Ceridian Common Stock received by a Comdata stockholder in exchange for Comdata Common Stock (including any fractional share interest to which the holder would otherwise have been entitled) will be the same as the basis of the Comdata Common Stock surrendered, (d) the holding period of the Ceridian Common Stock received by a Comdata stockholder will include the period during which the Comdata Common Stock surrendered in exchange therefor was held (provided that such Comdata Common Stock was held as a capital asset at the effective time of the Merger), and (e) no gain or loss will be recognized by Ceridian, Comdata or Sub as a result of the Merger; (vi) the Ceridian Common Stock to be issued to holders of Comdata Common Stock in the Merger shall have been approved for listing on the NYSE, upon official notice of issuance; (vii) Ceridian and Comdata shall have each received from KPMG Peat Marwick LLP and Arthur Andersen LLP, respectively, a letter dated not more than five days prior to the effective time of the Merger to the effect that, subject to customary qualifications, the Merger qualifies for pooling of interests accounting treatment for financial reporting purposes and that such treatment is in accordance with generally accepted accounting principles; and (viii) each of Ceridian and Comdata shall have determined, based on the existence (or absence) of certain reports of beneficial ownership filed with the Commission that, with respect to Ceridian, no Ownership Change has occurred since the date of the Merger Agreement, and based on such filings and the number of shares of Ceridian Common Stock to be issued in connection with the Merger, consummating the Merger will not cause an Ownership Change to occur.



    In addition to the foregoing conditions, the obligation of Ceridian to consummate the Merger is subject to satisfaction or waiver of the following conditions: (i) the representations and warranties of Comdata set forth in the Merger Agreement that are qualified with reference to materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the effective time of the Merger, and the aggregate effect of all inaccuracies in such representations and warranties does not and will not have a material adverse effect on the financial condition, results of operations, business, assets, liabilities, prospects or properties of Comdata and its subsidiaries taken as a whole or on the ability of Comdata to consummate the Merger; (ii) Comdata shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger; (iii) Ceridian shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Comdata to the effect that the conditions set forth in (i) and (ii) above have been fulfilled; (iv) Ceridian shall have received from each "affiliate" of Comdata a written agreement whereby such affiliate agrees not to sell, transfer or otherwise dispose of (x) any Comdata securities during the period beginning 30 days prior to the effective time of the Merger, (y) any shares of Ceridian Common Stock received in the Merger until Ceridian publishes financial results covering at least 30 days of post-Merger combined operation, or (z) any shares of Ceridian Common Stock received in the Merger except in compliance with the requirements of the

Securities Act, see "--Resale of Ceridian Common Stock"; (v) Ceridian shall have received an opinion of Hogan & Hartson, special tax counsel to Ceridian, substantially to the effect that no gain or loss will be recognized by Ceridian, Sub or Comdata as a result of the Merger; and (vi) Comdata shall have delivered letters of resignation from the members of the Boards of Directors of itself and of Network, which resignations shall be effective as of the effective time of the Merger.

    In addition to the foregoing conditions, the obligation of Comdata to consummate the Merger is subject to satisfaction or waiver of the following conditions: (i) the representations and warranties of Ceridian set forth in the Merger Agreement that are qualified with reference to materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date of such agreement and as of the effective time of the Merger, and the aggregate effect of all inaccuracies in such representations and warranties does not and will not have a material adverse effect on the financial condition, results of operations, business, assets, liabilities, prospects or properties of Ceridian and its subsidiaries, taken as a whole, or on the ability of Ceridian to consummate the Merger; (ii) Ceridian shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger; (iii) Comdata shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Ceridian to the effect that the conditions set forth in (i) and (ii) above have been fulfilled; and (iv) Comdata shall have received from each "affiliate" of Ceridian a written agreement whereby such affiliate agrees not to sell, transfer or otherwise dispose of any Ceridian securities during a period beginning 30 days prior to the effective time of the Merger, and continuing until Ceridian publishes financial results covering at least 30 days of post-Merger combined operations. See "--Resale of Ceridian Common Stock."

REGULATORY APPROVALS REQUIRED

    Under the Merger Agreement, the obligations of both Ceridian and Comdata to consummate the Merger are conditioned upon (i) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act and (ii) all filings with, approvals and consents of and the expiration of waiting periods imposed by, any governmental entity, the failure of which to make, obtain or occur would have a material adverse effect at or after the effective time of the Merger on either Ceridian or the surviving corporation and Network, taken as a whole, shall have been made, obtained or occurred; see "--Conditions to Consummation of the Merger." There can be no assurance that any applicable regulatory authority will approve or take other required action with respect to the Merger or as to the timing of such regulatory approval or other action. Ceridian and Comdata are not aware of any governmental approvals or actions that are required in order to consummate the Merger except in connection with the Securities Act, the filing of Merger-related documents under the DGCL or as described below. Should such other approval or action be required, it is contemplated that Ceridian and Comdata would seek such approval or action. There can be no assurance as to whether or when any such other approval or action, if required, could be obtained.

    Pursuant to the HSR Act, on September 6, 1995, Ceridian and Comdata each furnished notification of the Merger and provided certain information to the FTC and the Department of Justice. The waiting period under the HSR Act expired on October 6, 1995.

    At any time before or after the effective time of the Merger, the FTC, the Department of Justice or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause Ceridian to divest itself, in whole or in part, of Comdata or of other businesses conducted by Ceridian. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, Ceridian and Comdata will prevail. The obligations of Ceridian and Comdata to consummate the Merger are subject to the condition that no governmental entity (including a federal or state court) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger. Each party has agreed to use its reasonable best efforts to vacate or lift any such prohibition.

    Network and an affiliate thereof are licensees pursuant to certain state sale of checks and/or payment instruments laws. In accordance with certain of those laws, approvals must be obtained from state regulatory authorities prior to the consummation of the Merger. Comdata and Ceridian have obtained certain of those approvals and are actively seeking, and expect to obtain, the remaining required approvals. In addition, Network is licensed under the New Jersey Casino Control Act to provide money transmission services at gambling venues in Atlantic City, New Jersey, and the approval of the New Jersey Casino Control Commission has been obtained.


WAIVER AND AMENDMENT


    At any time before the Merger becomes effective, Ceridian or Comdata may (i) extend the time for performance of any obligations or other acts of the other under the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement; or (iii) waive compliance by the other with any agreements contained in the Merger Agreement or with any conditions contained therein which may legally be waived. If, however, the conditions relating to either of: (i) the receipt of requisite opinions of tax counsel as to the anticipated tax consequences of the Merger, or (ii) the determination that, with respect to Ceridian's NOLs, no Ownership Change has occurred with respect to Ceridian and that consummating the Merger would not cause an Ownership Change to occur with respect to Ceridian is not met, either the Merger Agreement will be terminated or new stockholder approvals will be sought from the holders of Ceridian Common Stock and the holders of Comdata Common Stock, on the basis of supplemental Joint Proxy Statement/Prospectus materials disclosing the effect of such waivers or as to a revised Merger Agreement.



    The Merger Agreement may not be amended except in writing signed by each of the parties thereto. The Merger Agreement may be amended without the approval of the holders of Ceridian Common Stock and the holders of Comdata Common Stock, except that no such amendment will be made following approval and adoption of the Merger Agreement by holders of Comdata Common Stock and approval of the issuance of Ceridian Common Stock pursuant to the Merger Agreement by holders of Ceridian Common Stock if such amendment would require further stockholder approval under applicable law or NYSE rule, unless such further approval has been obtained.


TERMINATION; TERMINATION FEE

    The Merger Agreement may be terminated at any time before the Merger becomes effective: (i) by mutual consent of Ceridian and Comdata; (ii) by Ceridian or Comdata if the Merger has not become effective on or before February 29, 1996 or the approval of either the holders of Comdata Common Stock or the holders of Ceridian Common Stock is not obtained at their respective Special Meeting or any adjournment thereof (unless caused by the action or failure to act of the party seeking to terminate the Merger Agreement in breach of such party's obligations thereunder); (iii) by Ceridian or Comdata if any permanent injunction or action by any governmental entity of competent jurisdiction preventing the consummation of the Merger has become final and non-appealable; (iv) by Ceridian or Comdata if there has been a breach of any representation or warranty of the other party which would have a material adverse affect on that other party or if there has been a breach in any material respect of any obligation, agreement or covenant to be performed and complied with by that other party under the Merger Agreement which breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given to that other party by the party not in breach; (v) by Ceridian if the Board of Directors of Comdata (x) withdraws or amends or modifies in a manner adverse to Ceridian its recommendation for approval in respect of the Merger after Comdata has received, or there has been publicly announced or otherwise made to the Comdata stockholders, a bona fide offer or proposal with respect to an Acquisition Transaction, (y) makes any recommendation with respect to an Acquisition Transaction (including making no recommendation or stating an inability to make a recommendation) other than a recommendation to reject such Acquisition Transaction, or (z) takes any action with respect to an Acquisition Transaction that would be prohibited by the "no solicitation" provisions of the Merger Agreement; (vi) by Comdata in connection with seeking a transaction that is more favorable to the Comdata stockholders than is the Merger if such termination is necessary to allow Comdata to enter into an Acquisition Transaction that its Board of Directors determines in good faith by a majority vote, after consultation with its financial advisors and based upon the written opinion of outside counsel to Comdata, is more favorable than the Merger to the Comdata stockholders (subject to prior payment of the termination fee as described below); (vii) by Ceridian if third parties shall have acquired beneficial ownership of more than 15% of the outstanding voting equity of Comdata (either on a primary or fully diluted basis) or if any stockholder already owning in excess of 15% shall have increased its beneficial ownership by more than an additional 1%; and (viii) by Ceridian if it has undergone an "Ownership Change" (within the meaning of Section 382(g) of the Code) prior to the effective time of the Merger or if consummation of the Merger would cause such an Ownership Change.

    In the event the Merger Agreement is terminated pursuant to any of the foregoing provisions, the Merger will be deemed abandoned and such termination will be without liability of any party thereto except for liability for breach of the Merger Agreement and except as set forth below in the following paragraph. In the event of such a termination, the provisions of the Merger Agreement regarding confidentiality and fees and expenses shall survive.


    If the  Merger Agreement  is terminated  (x) by  Ceridian by  reason of  the circumstances described in clause (v) above, or by Comdata under the circumstances described in clause (vi) above, (y) by either Ceridian or Comdata under the circumstances described in clause (ii) above, including the failure to obtain the approval of either the holders of Comdata Common Stock or the holders of Ceridian Common Stock, or by Ceridian under the circumstances described in clause (vii) above, if within one year of a termination described in this clause
(y), Comdata (or any of its subsidiaries) directly or indirectly enters into a definitive agreement for, or shall have consummated, an Acquisition Transaction or (z) by Ceridian as the result of a breach in any material respect of any of the covenants or agreements set forth in the Merger Agreement on the part of Comdata, which breach is not curable or, if curable, is not cured within 30 days after written notice is given by Ceridian, then, in any of such cases, Comdata shall pay to Ceridian, concurrently with or prior to (or, in certain cases, within two business days following) such termination, a termination fee of $25,000,000, plus an amount (not to exceed $2,500,000) equal to Ceridian's actual out-of-pocket expenses directly attributable to the Merger and related transactions. If the Merger Agreement is terminated by Ceridian under the circumstances described in clause (viii) above, then Ceridian is required to reimburse Comdata, within five business days after such termination, an amount (not to exceed $2,500,000) equal to Comdata's actual out-of-pocket expenses directly attributable to the negotiation and execution of the Merger Agreement.


LIMITATION ON NEGOTIATIONS


    The Merger Agreement provides that Comdata (including its subsidiaries) will not, and will cause its officers, directors, employees, agents and affiliates not to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any Acquisition Transaction or negotiate, explore or otherwise engage in discussions with any person (other than Ceridian) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger. Notwithstanding the foregoing, in response to an unsolicited written proposal from a third party, Comdata may furnish information to and engage in discussions with such third party, but in each case only if the Board of Directors of Comdata determines in good faith by a majority vote, after consultation with its financial advisors and based upon the written opinion of outside counsel to Comdata, that failing to take such action would result in a breach of the fiduciary duties of the Board of Directors. The Merger Agreement also requires Comdata to immediately notify Ceridian in writing if a proposal, offer, inquiry or contact is made concerning any such Acquisition Transaction and to provide Ceridian with information concerning such proposal, offer, inquiry or contact, including the party making the proposal, offer, inquiry or contact and the terms thereof.


REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various customary representations and warranties of Ceridian and Comdata made to each other relating to, among other things: (i) each of Ceridian's, Sub's and Comdata's organization and similar corporate matters and the organization and similar corporate matters regarding subsidiaries of Comdata; (ii) each of Ceridian's, Sub's and Comdata's capital structure; (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (iv) conflicts under certificates of incorporation or bylaws, required consents or approvals and violations of any instruments or law; (v) documents filed with the Commission and the accuracy of the information contained therein; (vi) absence of certain specified material changes, material litigation, material undisclosed liabilities or material defaults; (vii) certain tax and employee benefit matters; (viii) in the case of Comdata, title to properties and certain intellectual property matters; (ix) compliance with applicable law including environmental law; (x) the accuracy of information supplied by each of Ceridian and Comdata in connection with the preparation of the Registration Statement and this Joint Proxy Statement/Prospectus; (xi) the receipt of fairness opinions from their respective financial advisors; and (xii) the approval of the Merger Agreement and the Original Voting Agreement by Comdata's Board of Directors and the inapplicability of the provisions of
Section 203 of the DGCL (concerning business combinations with interested stockholders) to the transactions contemplated thereby.


CONDUCT OF COMDATA BUSINESS PENDING THE MERGER


    The Merger Agreement provides that from the date thereof to the effective time of the Merger, except as otherwise permitted by the Merger Agreement or agreed to in writing by Ceridian: (i) Comdata will conduct its business (and that of its subsidiaries) in the ordinary and usual course consistent with past practice, and will use its reasonable efforts to preserve intact the present business organization, will keep available the services of its present officers and key employees, and will preserve the goodwill of those having business relationships with it; and (ii) Comdata will not: amend its charter, Bylaws or other organizational documents; split, combine or reclassify any shares of its outstanding capital stock; declare, set aside or pay any dividend or other distribution payable in cash, stock or property; directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries; authorize for issuance, issue or sell or agree to issue or sell any shares of, or rights to acquire or convertible into any shares of, its capital stock (except the issuance of shares upon the exercise of outstanding options); merge or consolidate with another entity; acquire or purchase an equity interest in or a substantial portion of the assets of another organization or enter into any material contract, except in the ordinary and usual course of business consistent with past practice; sell or dispose of any of its assets outside the ordinary and usual course of business and consistent with past practice; incur, assume or prepay any material indebtedness other than in the ordinary course of business and consistent with past practice; assume, guarantee or otherwise become liable or responsible for the obligations of any other persons other than a subsidiary or customers of the funds transfer business, in each case in the ordinary course of business and consistent with past practice; make any loans, advances or capital contributions to or investments in any other person other than a subsidiary; authorize any capital expenditures in excess of the amounts currently budgeted; permit any insurance policy naming Comdata or its subsidiaries to be cancelled or terminated other than in the ordinary course of business; adopt, enter into, terminate or amend any benefit plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee of Comdata; increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for normal increases in salary compensation in the ordinary course of business and consistent with past practice; take any action to fund or in any way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other benefit plan; take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with generally accepted accounting principles; knowingly take or allow to be taken any action which would jeopardize the treatment of Ceridian's acquisition of Comdata as a pooling of interests for accounting purposes; knowingly take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.


CONDUCT OF CERIDIAN BUSINESS PENDING THE MERGER

    The Merger Agreement provides that from the date thereof to the effective time of the Merger, except as otherwise permitted by the Merger Agreement or agreed to in writing by Comdata: (i) Ceridian will conduct its business (and that of its subsidiaries) in the ordinary and usual course consistent with past practice, and will use its reasonable efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it; and (ii) Ceridian will not: amend the Ceridian Certificate of Incorporation

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
(other than to increase the number of authorized shares of Ceridian Common Stock) or Bylaws; split, combine or reclassify any shares of its outstanding capital stock; declare, set aside or pay any dividend or other distribution payable in cash, stock or property (other than regular dividends on the Ceridian 5 1/2% Preferred Stock); authorize for issuance, issue or sell any shares of, or rights to acquire or convert into any shares of, its capital stock (except for the issuance of shares of Ceridian Common Stock upon the exercise of stock options or other rights to purchase shares of Ceridian capital stock outstanding on the date of the Merger Agreement or upon the conversion of Ceridian 5 1/2% Preferred Stock, the issuance of rights to purchase Ceridian capital stock pursuant to existing employee benefit plans or arrangements in a manner consistent with past practice, the issuance of 5 1/2% Convertible Subordinated Debentures due 2008 of Ceridian in exchange for Ceridian 5 1/2% Preferred Stock (or the underlying Depositary Shares) and the issuance of shares of Ceridian
Common Stock and of options to acquire shares of Ceridian Common Stock in connection with the acquisition by Ceridian of Resumix Inc.); take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with generally accepting accounting principles; knowingly take any action which would jeopardize the treatment of Ceridian's acquisition of Comdata as a pooling-of-interests for accounting purposes; or knowingly take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

TENDER OFFER FOR COMDATA DEBT

    Under the Merger Agreement, Ceridian may request Network to commence, prior to the effective time of the Merger, an offer to purchase (the "Debt Tender Offer") at least a majority in principal amount of Network's outstanding 12.5% Senior Notes due 1999 and 13.25% Senior Subordinated Debentures due 2002 (collectively, the "Network Indebtedness"), and request Network to solicit consents to amend certain covenants contained in the Indentures governing the Network Indebtedness, with any such Debt Tender Offer being conditional upon the consummation of the Merger, and Comdata has agreed (i) that if Ceridian determines to commence the Debt Tender Offer, Comdata will reasonably cooperate, and cause Network to cooperate, with Ceridian in connection with making the Debt Tender Offer (including in connection with any solicitation of consents), and in connection with Ceridian's obtaining financing therefor and for other refinancing of other outstanding debt of Comdata or its subsidiaries (together with the Network Indebtedness, the "Comdata Debt"), (ii) that if Ceridian so requests, Comdata will commence and make the Debt Tender Offer (and the solicitation of consents) itself, upon terms and conditions as advised by Ceridian, and (iii) that Comdata will use, and cause Network to use, its reasonable best efforts to prevent the occurrence, as a result of the Merger and other transactions contemplated by the Merger Agreement or otherwise, of any event which constitutes a default (or an event which with notice or passage or lapse of time or both would become a default) under any of the Comdata Debt.

    Although financing arrangements are not yet finalized, Ceridian has requested that Network commence the Debt Tender Offer (and related solicitation of consents) with respect to all outstanding Network Indebtedness prior to the effective time of the Merger. See "Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance as to whether or not such Debt Tender Offer (and related solicitation of consents) will be consummated or, if it is, as to the terms thereof.


AGREEMENT TO VOTE BY CERTAIN COMDATA STOCKHOLDERS



    In connection with the execution of the Merger Agreement, Ceridian and Sub entered into the Original Voting Agreement with Charterhouse and various limited partnerships affiliated with WCAS, pertaining to the voting of their shares of Comdata Preferred Stock at the Comdata Special Meeting. At the time the Original Voting Agreement was entered into, WCAS (through four affiliated limited partnerships) held a majority of Comdata's outstanding Series B Preferred Stock and Charterhouse held a majority of Comdata's outstanding Series C Preferred Stock. These holdings gave each of WCAS and Charterhouse the unilateral power to block approval of the Merger Agreement because Comdata's Certificate of Incorporation required the approval of the Merger Agreement by separate class votes of each series of Comdata Preferred Stock, as well as by a joint vote of the Comdata Common Stock and the Comdata Preferred Stock (with the preferred voting on the basis of its common stock conversion equivalent) (the "Multi-Class Vote"). The Original

Voting Agreement committed each of WCAS and Charterhouse to vote its Comdata Preferred Stock (but not any other holdings) in favor of the Merger Agreement in each of the separate class votes of the Comdata Preferred Stock and, subject to a "fiduciary out" standard described below, in the Multi-Class Vote as well.



    The Preferred Stock Conversion on October 25, 1995, by forcing the conversion of all outstanding shares of Comdata Preferred Stock into Comdata Common Stock, effectively mooted the veto concerns underlying the Original Voting Agreement. To avoid confusion in the marketplace regarding their positions with respect to the Merger, since the Original Voting Agreement had been publicly disclosed, the limited partnerships affiliated with WCAS agreed to supplement the Original Voting Agreement to explicitly specify its applicability to the Conversion Shares. Charterhouse declined to execute a supplement, and Ceridian did not press the matter (although neither Ceridian nor Comdata has any reason to believe that Charterhouse has changed its support of the Merger).



    Pursuant to the Voting Agreement (as supplemented), each WCAS-affiliated stockholder party to the Voting Agreement has agreed to vote its Conversion Shares (representing in the aggregate approximately 24.5% of the outstanding shares of Comdata Common Stock) (i) in favor of approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, and (ii) against any proposals or agreements providing for any recapitalization, merger, consolidation, sale of assets, reorganization, liquidation or business combination involving Comdata or any of its subsidiaries (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Comdata under the Merger Agreement or which would result in the conditions to Comdata's obligations under the Merger Agreement not being fulfilled. No WCAS-affiliated stockholder party to the Voting Agreement is obligated to vote its Conversion Shares in accordance with the terms of the Voting Agreement if, prior to such vote, the designee of such stockholder on the Comdata Board of Directors withdraws, amends or modifies, in the exercise of his or her fiduciary duty as a director, his or her recommendation for approval of the Merger Agreement and the Merger. The Voting Agreement does not cover shares of Comdata Common Stock owned by any such WCAS-affiliated stockholder other than the Conversion Shares. The Voting Agreement remains in effect until the earlier of (i) the effective time of the Merger, and (ii) the termination of the Merger Agreement. The parties to the Voting Agreement have agreed that, in the event of a breach of the Voting Agreement, the nonbreaching party, in addition to any other remedy at law or equity, would be entitled to specific performance.


EXPENSES

    The Merger Agreement provides that all costs and expenses incurred in connection with such agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except for the filing fee in connection with filings under the HSR Act, expenses incurred in connection with printing the Registration Statement and this Joint Proxy Statement/Prospectus, and the filing fees with the Commission with respect to the Registration Statement and this Joint Proxy Statement/Prospectus, which will be shared equally by Comdata and Ceridian, and except for the instances described under "--Termination; Termination Fee."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


    The following description of the interests of certain members of management of Comdata in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other Comdata stockholders.


    CHANGE IN CONTROL/SEVERANCE AGREEMENTS. In November 1994, Comdata entered into change in control/ severance agreements with each of George McTavish, its Chairman and Chief Executive Officer, Dennis Hanson, its Chief Financial Officer, and Edward Barbieri, its President and Chief Operating Officer. The agreements provide for certain benefit payments if the executive is employed as of the date of a change in control (the Merger would be a change in control for purposes of such agreements) and such executive's employment is terminated within the 18-month period beginning on the date of the change in control other than (i) by reason of the executive's death, disability or retirement, (ii) by Comdata for cause, or (iii) by the executive without good reason. For purposes of these agreements, the executive would have "good reason" for termination if
(a) he is assigned duties inconsistent with his position, duties, responsibilities and status with Comdata immediately prior to the change in control, there is a change in his titles or offices in effect immediately prior to the change in control or he is removed from or not reelected to any of such positions, (b) there is a reduction in his base salary, (c) he is relocated, (d) there is a breach of the agreement by Comdata, (e) there is a failure by Comdata to have any successor (including Ceridian) assume Comdata's obligations under such agreement, or (f) in the event of certain terminations effected without proper process. These severance agreements remain in effect until the shortest of (x) three years, (y) termination of employment by Comdata based on death, disability, retirement or cause, or by the executive other than for "good reason" as described above, and
(z) 18 months after a change in control if the executive has not terminated his own employment for good reason.

    In the event of a qualifying termination of employment, the agreements provide for the following benefits: (i) within five days after the termination, a lump sum cash payment equal to two and one-half times (in the case of Messrs. Barbieri and Hanson) or three times (in the case of Mr. McTavish) the sum of (a) the average of the aggregate annual salary paid to such executive by Comdata during the three calendar years preceding the change in control, plus (b) the highest bonus paid to the executive by Comdata during any one of those years;
(ii) at Comdata's expense, two years' continuation of life, health and disability insurance equivalent to that provided immediately before termination of employment; and (iii) the full and immediate vesting of all outstanding options and shares of restricted stock awarded pursuant to the Comdata Stock Option Plan and, to the extent permitted by law, exercisability of options for one year from termination.

    In addition, if the benefits to which the executive is entitled pursuant to the change in control/severance agreement or otherwise give rise to the 20% excise tax applicable to excess parachute payments pursuant to Section 280G of the Code, Comdata must pay to the executive an amount sufficient to put the executive in the same after-tax position that such executive would have been in had such executive not been required to pay the excise tax. Comdata is also required to pay all legal fees and expenses the executive incurs as a result of Comdata's contesting the validity, enforceability or interpretation of or determinations under such agreements. Comdata believes that, in the event of a qualifying termination of employment, the 20% excise tax would apply in the case of any of Messrs. McTavish, Hanson or Barbieri. If any payment under the change in control/severance agreements were to constitute an excess parachute payment pursuant to Section 280G, such payment would not be deductible by Comdata for federal income tax purposes.

    In addition, Messrs. Barbieri, Hanson and Peter D. Voysey, Comdata's Vice President, General Counsel and Secretary, each have severance agreements providing that if their employment is terminated for any reason not associated with a change in control, they will receive 18 months severance based upon their salary at the time of any such action.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and officers of Comdata and its subsidiaries under the provisions existing on the date of the Merger Agreement in Comdata's Certificate of Incorporation or Bylaws will survive the effective time of the Merger with respect to any matter existing or occurring at or prior to such effective time (including the Merger). Ceridian and the surviving corporation in the Merger will assume all obligations of Comdata in respect thereof as to any claim or claims asserted prior to or within a six-year period immediately after the effective time of the Merger.

    The Merger Agreement also requires Comdata to maintain in effect, for three years after the effective time of the Merger, directors' and officers' liability insurance with respect to claims arising from facts or events which occurred before the effective time of the Merger in at least the same amounts, and containing coverage, terms and conditions no less advantageous to the former directors and officers of Comdata, as the insurance currently provided by Comdata, subject to maximum annual premiums not in excess of 150% of current annual premiums.


    INTERESTS IN COMDATA STOCK AND OPTIONS. As of the Comdata Record Date, executive officers and directors of Comdata beneficially owned in the aggregate approximately 54.5% of the Comdata Options and 0.58% of the Comdata Common Stock outstanding on such date (excluding from these calculations the beneficial ownership by any WCAS investment partnership, Charterhouse or Prudential Venture Partners II, L.P.).


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

    CERIDIAN BOARD OF DIRECTOR POSITIONS. The Merger Agreement obligated Ceridian, after the effective time of the Merger, to take necessary action to enable two persons designated by Comdata, who could not be members of Comdata's management and who were acceptable to Ceridian, to be appointed to Ceridian's Board of Directors. Comdata has elected not to name two designees. Ceridian and Comdata expect, however, that during 1996, the Nominating and Board Governance Committee of Ceridian's Board of Directors will discuss with Bruce K. Anderson, a director of Comdata and a general partner of WCAS, whether it would be mutually desirable for Mr. Anderson to join Ceridian's Board of Directors.


EFFECT ON COMDATA EMPLOYEE BENEFIT PLANS AND STOCK OPTION PLAN

    BENEFIT PLANS GENERALLY. The Merger Agreement provides that for at least one year after the effective time of the Merger, Ceridian will either continue in force the current employee benefit plans of Comdata, or make available to employees of Comdata reasonably comparable benefits, considered in the aggregate, under employee benefit plans of Ceridian (or one of its subsidiaries). Subject to the foregoing, Ceridian will have the right, one year after the effective time of the Merger, to continue, amend or terminate any such plans.

    STOCK OPTIONS. At the effective time of the Merger, each Comdata Option outstanding immediately prior to the effective time of the Merger will be assumed by Ceridian and converted automatically into an option to purchase shares of Ceridian Common Stock. The number of shares of Ceridian Common Stock to be subject to each new option will equal the product of the Exchange Ratio and the number of shares of Comdata Common Stock remaining subject to the original Comdata Option (immediately before the effective time of the Merger), rounded down to the nearest whole share. The exercise price per share of Ceridian Common Stock under the new option will equal the exercise price per share of Comdata Common Stock under the original Comdata Option, divided by the Exchange Ratio, rounded down to the nearest whole cent. The vesting, duration and terms of the new option otherwise will be the same as the original Comdata Option. Ceridian will file with the Commission a registration statement on Form S-8 to register all shares of Ceridian Common Stock issuable pursuant to such new options after the effective time of the Merger, and will use all reasonable efforts to have the registration statement become effective as promptly as practicable after the effective time of the Merger.


    As of October 27, 1995, directors and executive officers of Comdata held an aggregate 1,063,504 Comdata Options, representing approximately 2.88% of the total number of shares of Comdata Common Stock outstanding on such date (including as outstanding for purposes of the calculation, those options held by directors and executive officers).


NO DISSENTERS' RIGHTS OF CERIDIAN OR COMDATA STOCKHOLDERS

    Under the DGCL, (i) holders of Ceridian Common Stock will not have any dissenters' rights of appraisal as a result of the matters to be voted upon at the Ceridian Special Meeting and (ii) holders of Comdata Common Stock will not have any dissenters' rights of appraisal as a result of the matters to be voted upon at the Comdata Special Meeting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary description of the material federal income tax consequences of the Merger to holders of Comdata Common Stock. This summary is not intended to be a complete description of the federal income tax consequences of the Merger. The following discussion does not cover all aspects of federal income taxation that may be relevant to a Comdata stockholder in light of such stockholder's particular individual circumstances or to certain Comdata stockholders subject to special treatment under the federal income tax laws (for example, insurance companies, dealers in securities, financial institutions, tax-exempt investors, foreign corporations and individuals who are not citizens or residents of the United States and stockholders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation) and does not discuss any aspects of state, local or foreign taxation. This discussion is based upon laws, regulations, rulings and decisions now in effect and upon proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has been or will be requested from the Internal Revenue Service (the

"Service") on any tax matters relating to the tax consequences of the Merger. EACH COMDATA STOCKHOLDER IS ADVISED TO CONSULT WITH SUCH STOCKHOLDER'S OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER.

    The obligations of both Comdata and Ceridian to consummate the Merger are conditioned on, among other things, the receipt of opinions of Reboul MacMurray, counsel to Comdata, and Hogan & Hartson, special tax counsel to Ceridian. It is a condition to the obligation of Comdata to consummate the Merger that Comdata receive the opinion of Reboul MacMurray, which will be based upon certain certificates, representations and assumptions, to the effect that for federal income tax purposes (i) the Merger will qualify as a "reorganization" under
Section 368(a) of the Code, (ii) no gain or loss will be recognized by any Comdata stockholder upon the exchange of Comdata Common Stock for Ceridian Common Stock in the Merger (except in connection with the receipt of cash in lieu of a fractional share interest), (iii) the basis of the Ceridian Common Stock received by a Comdata stockholder in the Merger (including any fractional share interest to which the holder would otherwise have been entitled) will be the same as the basis of the Comdata Common Stock surrendered in exchange therefor, (iv) the holding period of the Ceridian Common Stock received by a Comdata stockholder in the Merger (including any fractional share interest to which the holder would otherwise have been entitled) will include the period during which the Comdata Common Stock surrendered in exchange therefor was held by the Comdata stockholder (provided that such Comdata Common Stock was held as a capital asset as of the effective time of the Merger), and (v) no gain or loss will be recognized by Ceridian, Comdata or Sub as a result of the Merger. It is a condition to the obligation of Ceridian to consummate the Merger that Ceridian receive (a) the opinion of Hogan & Hartson, which will be based upon certain certificates, representations and assumptions, to the effect that no gain or loss will be recognized by Ceridian, Comdata or Sub as a result of the Merger and (b) the opinion of Reboul MacMurray described in the second sentence of this paragraph, addressed to Ceridian. Hogan & Hartson (as special tax counsel to Ceridian) was not retained to provide any opinion to Comdata or the Comdata stockholders. The opinions of Reboul MacMurray and Hogan & Hartson will be based on the Code, the U.S. Treasury regulations promulgated thereunder, the administrative interpretations thereof and the judicial decisions with respect thereto, all as in effect as of the effective time of the Merger, on the assumption that the Merger takes place as described in the Merger Agreement, and on certain certificates and representations to be provided by Ceridian, Sub, Comdata and certain stockholders of Comdata. Unlike a ruling from the Service, an opinion of counsel is not binding on the Service and there can be no assurance that the Service will not take a position contrary to one or more of the positions reflected in such opinions or that such positions will be upheld by the courts if challenged by the Service.

    Based on certain assumptions, including the accuracy of certain certificates and representations to be provided by Ceridian, Sub, Comdata and certain stockholders of Comdata regarding the satisfaction of certain requirements to a reorganization within the meaning of Section 368(a) of the Code (including the absence of any plan or intention by certain holders of Comdata Common Stock to sell, exchange or otherwise dispose of shares of Ceridian Common Stock to be received by them in the Merger), Reboul MacMurray is of the opinion that the Merger will qualify as a reorganization and that the principal federal income tax consequences of the Merger to holders of Comdata Common Stock will be as described below.

    RECEIPT OF ONLY CERIDIAN COMMON STOCK. A holder of Comdata Common Stock who receives only Ceridian Common Stock in the Merger (except for cash in lieu of fractional shares as described below) in exchange for all shares of Comdata Common Stock owned by such holder will not recognize gain or loss upon such exchange for federal income tax purposes. The tax basis of the Ceridian Common Stock actually received in such an exchange will be equal to the basis of the Comdata Common Stock exchanged therefor (except for the basis attributable to any fractional shares of Ceridian Common Stock to which the holder would otherwise have been entitled, as discussed below). The holding period of the Ceridian Common Stock received by a Comdata stockholder in the Merger (including any fractional share interest to which the holder would otherwise have been entitled) will include the holding period of the Comdata Common Stock exchanged therefor (provided that such Comdata Common Stock was held as a capital asset as of the effective time of the Merger).

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
    CASH RECEIVED IN LIEU OF FRACTIONAL SHARES. A holder of Comdata Common Stock who receives cash in the Merger in lieu of a fractional share interest in Ceridian Common Stock will be treated for federal income tax purposes as having received such fractional share interest and having sold it for the cash received. Such stockholder will recognize gain or loss as of the effective time of the Merger equal to the difference between the amount of cash received and the portion of the stockholder's adjusted tax basis in the shares of Comdata Common Stock properly allocable to such fractional share interest. Such gain or loss will be long-term capital gain or loss if such Comdata Common Stock is considered to have been held for more than one year as of the effective time of the Merger.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Under the federal income tax law concerning "backup withholding," Ceridian may be required to withhold, and may withhold, 31% of any cash payments to which a stockholder may be entitled pursuant to the Merger unless the holder provides its taxpayer identification number and certifies that such number is correct or otherwise establishes that the holder is an exempt holder (such as a corporation or certain foreign individuals, partnerships or trusts). Each holder should sign the Substitute Form W-9 included as part of the transmittal letter to be sent by the Transfer Agent (or in the case of a nonresident alien or foreign entity, a Form W-8) to prevent backup withholding. Holders who receive Ceridian Common Stock must also comply with the information reporting requirements of the Treasury regulations under Section 368 of the Code.

    In the event that, notwithstanding the foregoing, the Merger does not qualify as a reorganization under Section 368(a) of the Code (whether due to the inaccuracy of certain assumptions or representations regarding the continuing ownership interest on the part of former Comdata stockholders in Ceridian Common Stock or otherwise), the Merger would be a taxable transaction, and (i) each Comdata stockholder would recognize gain or loss as a result of the Merger in an amount equal to the difference, if any, between the fair market value of Ceridian Common Stock (plus any cash in lieu of fractional shares) received in the Merger minus such stockholder's basis in the Comdata Common Stock exchanged therefor, (ii) the basis of the Ceridian Common Stock received would equal the fair market value of such shares as of the effective time of the Merger, and
(iii) the holding period of the Ceridian Common Stock received would begin on the effective time of the Merger. Any gain or loss recognized by a Comdata stockholder in the event that the Merger failed to qualify as a tax-free reorganization generally would be capital gain or loss, and would be long-term capital gain or loss, if the shares of Comdata Common Stock were held by such stockholder for more than one year as of the effective time of the Merger. Further, if the Merger does not qualify as a reorganization under Section 368(a) of the Code, no gain or loss should be recognized by Ceridian, Comdata or Sub as a result of the Merger.

STOCK EXCHANGE LISTING OF CERIDIAN COMMON STOCK

    It is a condition to the obligations of Comdata and Ceridian to consummate the Merger that the shares of Ceridian Common Stock that are issuable upon consummation of the Merger are approved for listing on the NYSE, upon official notice of issuance. Ceridian will file a listing application with the NYSE covering such shares, and it is anticipated that such application will be approved, subject to notice of issuance, at or before the effective time of the Merger.

RESALE OF CERIDIAN COMMON STOCK

    The shares of Ceridian Common Stock issuable to stockholders of Comdata upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Comdata or Ceridian, as that term is defined in the rules under the Securities Act.

    Shares of Ceridian Common Stock received by those stockholders of Comdata who are deemed to be "affiliates" of Comdata may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Comdata has agreed in the Merger Agreement to use its reasonable best efforts to obtain and deliver to Ceridian at least 30 days prior to the effective time of the Merger signed representations by each stockholder of Comdata who may reasonably be deemed to be an "affiliate" of Comdata to the effect that such persons will not offer to sell, transfer or otherwise dispose of, or in any way reduce such person's risk of investment or ownership in,

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
(i) any of the shares of Ceridian Common Stock distributed to them pursuant to the Merger except in compliance with Rule 145, or in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering which is registered under the Securities Act; and (ii) any shares of Comdata capital stock held by them in the 30-day period immediately preceding the effective time of the Merger and, until Ceridian has publicly released combined financial results of Ceridian and Comdata for a period of at least 30 days of combined operations, any shares of Ceridian Common Stock distributed to them pursuant to the Merger. Ceridian has also agreed to use its reasonable best efforts to obtain and deliver to Comdata at least 30 days prior to the effective time of the Merger signed representations by each stockholder of Ceridian who may reasonably be deemed to be an "affiliate" of Ceridian to the effect that such persons will not offer to sell, transfer or otherwise dispose of, or in any way reduce such person's risk of investment or ownership in, any shares of Ceridian capital stock held by them during the period commencing 30 days immediately preceding the effective time of the Merger and continuing until Ceridian has publicly released combined financial results of Ceridian and Comdata for a period of at least 30 days of combined operations. The form of the agreements of the affiliates of Ceridian and Comdata are set forth respectively as Exhibits B-1 and B-2 to the Merger Agreement. This Joint Proxy Statement/Prospectus does not cover any resales of Ceridian Common Stock received by persons who are deemed to be "affiliates" of Comdata.

ACCOUNTING TREATMENT


    The obligations of Ceridian and Comdata to consummate the Merger are conditioned on, among other things, the receipt by Ceridian and Comdata from KPMG Peat Marwick LLP and Arthur Andersen LLP, respectively, of letters, dated not more than five days prior to the date on which the effective time of the Merger occurs, to the effect that, subject to customary qualifications, the Merger will qualify for pooling-of-interests treatment for financial reporting purposes and that such treatment is in accordance with generally accepted accounting principles. See "--Conditions to Consummation of the Merger." In order for the Merger to qualify for pooling-of-interests accounting treatment, numerous conditions must be satisfied, including that Ceridian Common Stock must be issued in exchange for at least 90% of the outstanding Comdata Common Stock. Comdata Common Stock as to which cash is paid in lieu of the issuance of fractional shares of Ceridian Common Stock and Comdata Common Stock owned by Ceridian (if any) do not count toward this 90%. See "--Terms of the Merger;
Consideration to be Received by Comdata Stockholders" and "Information Concerning the Comdata Special Meeting--Solicitation, Quorum, Voting and Revocability of Proxies." Ceridian and Comdata have agreed in the Merger Agreement not to knowingly take or allow any action which would jeopardize treatment of the Merger as a pooling-of-interests for accounting purposes.



    Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Ceridian and Comdata will be combined when the Merger becomes effective and carried forward at their previously recorded amounts, the stockholders' equity accounts of Ceridian and Comdata will be combined on Ceridian's consolidated balance sheet, and no goodwill or other intangible assets will be created. Financial statements of Ceridian issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Ceridian and Comdata as if the Merger had been in effect for the periods presented therein.



    The pro forma financial information presented in this Joint Proxy Statement/Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "Selected Historical and Unaudited Pro Forma Financial Data" and "Unaudited Pro Forma Condensed Combined Financial Statements."


CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

    The rights of holders of Comdata Common Stock are governed by the Comdata Certificate of Incorporation, the Comdata Bylaws and the laws of the State of Delaware. The rights of Ceridian stockholders are governed by the Ceridian Certificate of Incorporation, the Ceridian Bylaws and the laws of the State of Delaware. After the Merger becomes effective, the rights of holders of Comdata Common Stock who become holders of Ceridian Common Stock will be governed by the Ceridian Certificate of Incorporation, the Ceridian Bylaws and the laws of the State of Delaware. In many respects, the rights of holders of Comdata Common Stock and Ceridian Common Stock are similar.

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

    GENERAL. The following discussion of certain similarities and material differences between the rights of holders of Comdata Common Stock and the rights of holders of Ceridian Common Stock under their respective Certificate of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences. The following discussion is qualified in its entirety by reference to the DGCL, the common law thereunder and the full texts of the respective Certificate of
Incorporation and Bylaws of Comdata and Ceridian. Such Certificates of Incorporation and Bylaws are incorporated by reference as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.


    SUPERMAJORITY VOTING. The Ceridian Certificate of Incorporation contains a provision that requires two-thirds of Ceridian's outstanding voting stock to approve mergers, business combinations and certain other transactions involving Ceridian as a constituent corporation (as defined therein) for which the DGCL requires stockholder approval. Another provision requires an affirmative vote of two-thirds of the outstanding shares of Ceridian Common Stock not beneficially owned by "controlling persons" (as defined therein) to approve business combinations and certain other transactions with "controlling persons," with a minimum price per share payable for shares other than those held by such "controlling persons" in connection with such a business combination. Because Ceridian is not a constituent corporation to the Merger, specific approval of the Merger Agreement by holders of Ceridian Common Stock is not required under the DGCL or the Ceridian Certificate of Incorporation or Bylaws. The Comdata
Certificate of Incorporation and Bylaws do not impose supermajority voting requirements for mergers or business combinations.

    STOCKHOLDER MEETINGS. The Comdata Bylaws provide that in order for a stockholder to call a special meeting of stockholders, such stockholder must hold shares representing not less than 25% of the outstanding votes entitled to vote at the meeting. Under the Ceridian Bylaws and the Ceridian Certificate of Incorporation, special meetings of stockholders may only be called by the Chairman or by the Ceridian Board of Directors.

    DIRECTOR NOMINATIONS. The Ceridian Bylaws provide that no nominations for directors of Ceridian by any person other than the Ceridian Board of Directors may be presented at any meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the Secretary of Ceridian no earlier than the close of business 75 days, and no later than the close of business 50 days, in advance of the stockholder meeting or the close of business 15 days after the date on which notice of the meeting is first given to Ceridian stockholders, whichever is later. Comdata's Certificate of Incorporation and Bylaws do not impose comparable conditions on the submission of director nominations by stockholders.

    STOCKHOLDER PROPOSALS. The Ceridian Bylaws provide that no proposal by any person other than the Board of Directors may be submitted for the approval of the Ceridian stockholders at any regular or special meeting of stockholders unless the person advancing the proposal has delivered a written notice to the Secretary of Ceridian no earlier than the close of business 75 days, and no later than the close of business 50 days, in advance of the stockholder meeting or the close of business 15 days after the date on which notice of the meeting is first given to Ceridian stockholders, whichever is later. The Comdata Certificate of Incorporation and Bylaws do not impose comparable conditions on the submission of stockholder proposals.

                              BUSINESS OF CERIDIAN

GENERAL

    Ceridian is comprised of two business segments, Information Services and Defense Electronics. The Information Services segment, which consists of the Human Resources Group and Arbitron, provides technology-based services to businesses as well as applications software on a repetitive or subscription basis. The products and services provided by the Information Services businesses address specified information management needs of other businesses to help them improve their productivity and competitive position, and are typically provided through long-term customer relationships that result in a high level of recurring revenue. Information Services reported revenue of $393.7 million for the first nine months of 1995, and $448.2 million for fiscal 1994, and earnings before interest and taxes of $55.8 million in the first nine months of 1995 and $57.1 million in fiscal 1994.


    The businesses comprising the Human Resources Group, the formation of which was announced by Ceridian on October 23, 1995, offer a broad range of products and services designed to help employers more effectively manage their work forces and information that is integral to human resource processes. The Human Resources Group reported revenue of $294.4 million for the first nine months of 1995 and $321.5 million for fiscal 1994. The products and services of the Human Resources Group include payroll processing and payroll tax filing services, human resources management software and services, and training services provided through its Employer Services business (which includes Ceridian's Centre-file and User Technology subsidiaries); payroll processing, benefits administration and human resources management software provided through Ceridian's Tesseract subsidiary; skills management software and services provided through Ceridian's Resumix subsidiary; and employee assistance programs.


    The substantial majority of the Human Resources Group's revenue is attributable to payroll processing and payroll tax filing services provided by Employer Services. Payroll processing consists primarily of preparing and furnishing employee payroll checks, direct deposit advices and supporting journals, summaries and other reports, but does not involve the handling or transmission of customer payroll funds. Payroll tax filing services consist primarily of processing federal, state and local withholding taxes on behalf of employers based on payroll information they provide, and remitting such taxes along with necessary reports to the appropriate taxing authorities. Payroll-related services are typically priced on a fee-per-item-processed basis, and quarterly revenue consequently fluctuates with the volume of items processed. Employer Services also derives a portion of its payroll tax filing revenue from investment income it receives on tax filing deposits temporarily held pending remittance on behalf of customers to taxing authorities. These funds are held in a tax filing trust established by Ceridian to more clearly evidence the fiduciary capacity in which such funds are held. The trust invests primarily in high quality collateralized short-term investments or top tier commercial paper. The trust also invests in U.S. Treasury and Agency securities, AAA rated asset-backed securities and corporate securities rated A3/A- or better. The trust may not use leverage for investment purposes or purchase highly structured securities of any kind. The duration of investments is carefully managed to meet the liquidity needs of the trust. Because of the significance of this investment income, Employer Services' quarterly revenue and profitability vary as a result of changes in interest rates and in the amount of tax filing deposits held. Because the volume of payroll taxes processed increases in the first and fourth quarters of each year in connection with employers' year-end reporting requirements, and because the amount of tax filing deposits also tends to be greatest in the first quarter, Employer Services' revenue and profitability tend to be greater in those quarters.


    Ceridian is in the process of upgrading Employer Services' existing payroll processing software in order to create an enhanced payroll processing system that is more highly automated, easier and less costly to install and maintain, and provides greatly increased functionality and flexibility to customers in terms of product and service features and options. Ceridian anticipates that a majority of the existing payroll processing customers will elect to eventually upgrade to this software. To achieve these goals, in 1994 Ceridian acquired its Tesseract subsidiary, which provides proprietary payroll processing software to large companies with complex requirements that process their payrolls internally. The Tesseract software is being adapted to run in Employer Services' multi-customer data center environment, and Ceridian is capitalizing the costs, which are incremental to normal operations, of this internal development effort. As of September 30, 1995, the net amount of these capitalized costs was $32.8 million, and Ceridian expects that $25 to $35 million of additional costs, primarily for internally developed software but also for hardware in connection with this project, will be capitalized during the fourth quarter of 1995 and during 1996.



    In connection with the decision to upgrade its payroll processing software, Employer Services also decided to phase out payroll data processing in certain of its district offices and to consolidate processing utilizing the upgraded software in centralized facilities operated by Integrated Systems Solutions
Corporation ("ISSC") pursuant to a ten-year technology services agreement that commenced in January 1995. The time when the consolidation of payroll processing can begin is principally a function of the timing of

Ceridian's introduction of its upgraded payroll processing software. Beta testing of the first version of this software began in July 1995, and Ceridian expects that these beta test customers will be utilizing this version of the software exclusively beginning in January 1996. Beta testing of the "production" version of the software will begin in the fourth quarter of 1995 and be completed during the first half of 1996. By the second quarter of 1996, Ceridian expects that existing customers who participated in the beta testing of the production version will be utilizing this software exclusively, and that Employer Services will be installing new payroll processing customers on the enhanced system utilizing the upgraded software. While the transition of existing customers to the enhanced system is expected to begin in the second half of 1996, Employer Services will continue, for the forseeable future, to make payroll processing utilizing its existing software available to customers who do not wish to upgrade.



    The transition of existing payroll customers to centralized processing on the upgraded software in the ISSC center and the phased reduction of processing capabilities in the district offices is expected to occur over a 30 to 36 month period, largely because of the system conversion and customer training efforts required of Employer Services to assure a satisfactory transition process for customers electing the software upgrade. Ceridian expects that the transition process will entail incremental costs that principally reflect the costs of systems and data conversion, maintaining duplicate processing systems during the transition period, and providing necessary training. Although a portion of these incremental costs (relating to the discontinuance of processing and consequent excess capacity in the district offices) is covered by existing restructure reserves, the majority of the incremental costs, estimated to be between $50 million and $60 million over about a three year period, will be accounted for outside of restructuring and will be incurred relatively evenly over the transition period. The impact of these incremental costs is, however, expected to be substantially offset over the course of the transition period by upgrade fees to be paid by customers electing to take advantage of the added features of the enhanced system and by various efficiencies, such as reduced installation, operating and maintenance costs, resulting from increasing utilization of the enhanced system. Because the benefits of these additional fees and efficiencies should be greater in the latter portion of the transition period when a sizeable percentage of customers will have completed the transition, the burden of the incremental costs is expected to be relatively greater early in the transition period, particularly during 1996.


    In addition to providing Ceridian with the payroll processing software that will be the core of Employer Services' enhanced payroll processing system, the Tesseract acquisition provided Ceridian with payroll processing and benefits administration software offerings for large customers with complex information management needs that prefer to handle such tasks in-house. By being able to address large companies' payroll processing preferences with both outsourcing and in-house processing options, Ceridian believes that it will be in a better position to attract large employers for its payroll processing and related products and services. Toward that end, Ceridian has entered into a marketing agreement with ISSC under which ISSC will remarket Employer Services' payroll and tax filing services and Tesseract software where such services and software are required as part of a larger information technology outsourcing project. Ceridian is exploring similar cooperative marketing arrangements with other software and human resource services providers.

    Employer Services' human resources information service provides application software to customers that enables them to combine their payroll and human resource information databases and can serve as a "front-end" to Employer Services' payroll processing system. This enables the customer to create a single database of employee information for on-line inquiry, updating and reporting in areas important to human resource administration and management. Employer Services also provides related human resources information management consulting services. The Human Resources Group's employee assistance service provides confidential, around-the-clock assessment and referral services to customers' employees to help them address legal and financial problems, substance abuse, childcare, eldercare and other personal problems. It maintains a network of professional counselors who are available to work with employees to solve problems and to provide referrals to specialists if such referrals are warranted by the circumstances.

    Arbitron, which reported revenue of $99.3 million for the first nine months of 1995 and $121.3 million for fiscal 1994, is the leading provider of radio audience measurement information in terms of revenue and market share, and also provides electronic media and marketing information to radio and television broadcasters, cable operators, advertising agencies and advertisers. Arbitron's proprietary data regarding radio audience size and demographics is provided to customers through multi-year license agreements. Arbitron also provides software applications that give customers flexible access to Arbitron's databases, and enable them to more effectively analyze and understand that information. The radio audience measurement service represented almost 90% of Arbitron's revenue during 1994. In addition, through acquisitions, joint ventures and the introduction of new products, Arbitron has obtained access to or developed services that provide qualitative data regarding product purchasing decisions.


    The Defense Electronics segment, consisting of Computing Devices, develops, manufactures and markets electronic systems, subsystems and components, and provides systems integration and other services, primarily to government defense agencies. Computing Devices reported revenue of $373.5 million for the first nine months of 1995 and $486.3 million for fiscal 1994, and earnings before interest and taxes of $25.8 million in the first nine months of 1995 and $30.6 million in fiscal 1994. Approximately 97% and 96% of Computing Devices' revenue for the first nine months of 1995 and for fiscal 1994, respectively, was derived from contracts with governmental entities or with prime contractors to governmental entities which typically pass through government contracting requirements to their subcontractors. Computing Devices' products and services feature its capabilities in signal processing, digital image manipulation, "ruggedized" subsystems for harsh environments and real-time software systems. A majority of Computing Devices' revenue is attributable to products and services relating to avionics systems, including the AN/AYK-14 standard Navy airborne mission computer systems; communication systems, including the Iris tactical command, control and communications system being developed for the Canadian armed forces; and intelligence and surveillance systems, including advanced parallel processing, reconnaissance systems and imaging software. The remainder of Computing Devices' revenue is primarily attributable to products and services relating to shipboard subsystems, antisubmarine warfare subsystems, ground subsystems, space processing, display subsystems and tactical reconnaissance systems. Computing Devices employs technology developed through internal research and development, contract research and development and customer funded development programs.


    Because the focus of defense spending has shifted in recent years, in large measure due to changing geo-political conditions and government budgetary constraints, Computing Devices has targeted what it believes are among the more attractive business opportunities in the defense contracting market in programs that involve weapons sophistication, electronics, surveillance and intelligence; extending the service life of existing military equipment by upgrading, enhancing and retrofitting; and incorporating lower cost commercial off-the-shelf technology and components into military equipment.

    Approximately 48.7%, 52.0% and 51.4% of Ceridian's revenue in the first nine months of 1995 and in fiscal 1994 and 1993, respectively, was attributable to Ceridian's Defense Electronics segment. Furthermore, approximately 25%, 32% and 23% of the revenue of Ceridian's Defense Electronics segment in the first nine months of 1995 and in fiscal 1994 and 1993, respectively, was attributable to the Iris contract. Ceridian's business is therefore dependent to a significant degree on government contracts in general and on the Iris contract in particular. Government contracts are subject to certain unique risks, including dependence on annual appropriations, changing policies and regulations, and complexity of design. In the case of fixed price contracts such as Iris, Ceridian bears the risk of cost overruns. Ceridian has not historically experienced to any material degree the kinds of problems, such as cost overruns and project cancellations, that can be associated with government contracting. Ceridian believes that, in large measure, this is attributable to Computing Devices' depth of experience in managing its contracts and the type of programs in which Computing Devices participates. With respect to the Iris contract specifically, Computing Devices has not experienced to date, and does not currently forsee, any significant cost overruns.

    From 1986 to 1993, Ceridian significantly reshaped its operations through divestitures, liquidations and other restructurings of various assets and business units. It has narrowed and reoriented the focus of its continuing operations to businesses that provide technology-based services pursuant to long-term customer relationships. Ceridian's restructuring actions resulted in large charges against Ceridian's earnings, and net losses of $30.4 million, $392.5 million and $9.8 million in 1993, 1992 and 1991, respectively. The net loss in 1993 included $67.0 million of net restructuring charges primarily related to the discontinuance of Arbitron's syndicated television and cable ratings service. The net loss in 1992 included losses from Ceridian's continuing operations of $29.1 million, losses from Ceridian's discontinued operations of $321.6 million and a $41.8 million charge for Ceridian's change in accounting methods for post-retirement healthcare benefits. The 1991 net loss reflected losses from Ceridian's discontinued operations of $74.7 million. As a result of its restructuring activities and other historical operating losses, Ceridian currently has NOLs and future tax deductions totalling approximately $1.3 billion for regular U.S. federal income tax purposes. See "The Merger--Ceridian's Net Operating Loss Carryforwards."

    Ceridian was incorporated under Delaware law in 1957. The principal executive office of Ceridian is located at 8100 34th Avenue South, Minneapolis, Minnesota 55425 (telephone (612) 853-8100). For further information concerning Ceridian, see the Ceridian documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

RECENT DEVELOPMENTS

    On August 31, 1995, Ceridian concluded the acquisition of Resumix, Inc. ("Resumix"), which provides skills management software and services to enable an organization to manage large volumes of resume data to identify qualified candidates for hire and match them with available staffing needs, and to manage the skills of its existing work force by placing current employees in new jobs or projects. Resumix' revenue was $16.7 million and $18.2 million for the first nine months of 1995 and for fiscal 1994, respectively. In connection with the acquisition, Ceridian issued 849,010 shares of its Common Stock and reserved for issuance an additional 104,642 such shares in connection with the assumption of outstanding Resumix stock options. Ceridian will account for the transaction as a pooling-of-interests.

    On October 2, 1995, Ceridian concluded the acquisition of the assets of the Personnel and Payroll Services business ("Centre-file") conducted by NatWest Group's Centre-file subsidiary for $52.1 million in cash. Centre-file provides payroll processing services and human resource management software, and is the largest outsourced payroll processing business in the United Kingdom in terms of revenue. Centre-file's revenue was $31.5 million in 1994 and $24.9 million in the first nine months of 1995. In connection with this transaction, Ceridian recorded goodwill and other intangibles of $51.0 million.

    On August 29, 1995, Ceridian and the Ceridian Corporation Retirement Plan (the "Retirement Plan"), a defined benefit pension plan maintained for certain U.S. employees of Ceridian, were named as co-defendants in a lawsuit filed in U.S. District Court for the District of Minnesota. The two plaintiffs, who left the employ of Ceridian in 1989 and elected at that time to receive their vested benefit under the Retirement Plan in the form of a single enhanced lump sum payment, purport to act on behalf of a class of all persons who elected to receive a lump sum benefit under the Retirement Plan. The plaintiffs allege that Ceridian and the Retirement Plan utilized an incorrect methodology in calculating the amount of enhanced lump sum benefits payable to the plaintiffs and the other class members. Specifically, the plaintiffs allege that an improperly high interest (discount) rate was utilized to calculate the enhanced lump sum benefit amounts, thereby lowering the benefit amounts, in contravention of the Employee Retirement Income Security Act of 1974, the Retirement Plan and the defendants' fiduciary duties. Ceridian believes that the proper methodology was consistently utilized in calculating lump sum benefit payments since that feature was introduced into the Retirement Plan in 1989, and denies the plaintiffs' allegations. Any finding in favor of the plaintiffs would result in an increase in Retirement Plan liabilities that is not currently estimable. Such an increase in liabilities would, in turn, become one of many factors affecting the funded status of the Retirement Plan. The funded status of the Retirement Plan, in turn, is one of many factors affecting the determination of Ceridian's obligation (if any) to make an annual contribution to the Retirement Plan and the determination of its annual pension expense (if any) attributable to the Retirement Plan.

                              BUSINESS OF COMDATA

GENERAL

    Comdata is a leading provider of transaction processing services to the trucking and gaming industries. Comdata provides funds transfer and regulatory permit services to trucking companies at numerous truck stops and other locations. Other trucking company services include debit card issuance and authorization, telephone services and backhaul information, all of which make use of the information processing or telecommunications capabilities of Comdata.

    Comdata also provides cash advance services to the gaming industry using credit cards and debit services employing automated teller machines and similar devices. Comdata uses its network to provide a system by which individuals may use MasterCard, VISA and Discover credit cards or their bank automatic teller machine card to obtain cash in casinos, racetracks and other gaming locations. These services are currently available in a majority of the casinos in Las Vegas, Reno and Lake Tahoe, Nevada, and Atlantic City, New Jersey, and in many other locations, including riverboat casinos.

    By means of its proprietary computerized telecommunications network, in 1994 Comdata processed approximately 35.8 million funds transfer transactions for the transportation industry and approximately 6.6 million cash advance transactions at gaming locations and transferred in excess of $8.4 billion over its network.

    Comdata's operating strategy is to increase revenue and operating profits by emphasizing recurring revenues, maintaining its historically low capital requirements and using its technological capability and diverse product lines to provide better service to its customers and to increase its overall customer base.

    Comdata was incorporated in Delaware in 1987 for the purpose of acquiring, in a leveraged acquisition, Network, a Maryland corporation organized in 1969. Comdata acquired the outstanding capital stock of Network in a merger transaction on September 9, 1987, and Comdata's investment in Network and Network's subsidiaries represents Comdata's only material asset. The principal executive offices of Comdata are located at 5301 Maryland Way, Brentwood, Tennessee, 37027 (telephone (615) 370-7000). For further information concerning Comdata, see the Comdata documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

COMDATA'S INDUSTRY ENVIRONMENT

    Providing funds transfer, regulatory permit and other services to the trucking industry accounted for 57.3% and 57.6% of Comdata's revenue for the first nine months of 1995 and for fiscal 1994, respectively. Comdata's results of operations are, therefore, highly dependent on competitive conditions in the trucking industry and upon the level of activity in that industry, which is itself affected to a large degree by general economic conditions. Consolidation of truck stops and trucking companies in recent years has increased the pressure on Comdata's ability to increase revenue from this aspect of its business, due largely to the greater purchasing power of larger, consolidated entities, volume discounts that may be offered to larger customers, and the increased likelihood of larger customers utilizing direct billing transactions, which result in a lower fee to Comdata because Comdata's participation in funding such transactions is not required. Moreover, Comdata faces increasing competition in this aspect of its business from other providers of funds transfer services, some of which are owned by entities which are larger and have greater resources than Comdata.

    Providing cash advance services to the gaming industry accounted for 42.3% and 38.5% of Comdata's revenue for the first nine months of 1995 and for fiscal 1994, respectively. Comdata's ability to expand its cash advance services to nongaming locations currently is prohibited by operating policies adopted by the major credit card associations. Within the gaming industry itself, Comdata's cash advance services are also subject to policies and regulations adopted from time to time by such credit card associations, including the amount of the merchant discounts assessed by such associations, which could have an adverse effect on Comdata. In addition, Comdata faces increasing competition in this aspect of its business from companies that supply similar services to those of Comdata, certain large gaming establishments and automated teller machines that participate in national networks. During the past twelve months, Comdata has itself provided such automated teller machines to certain locations.

RECENT DEVELOPMENTS


    Comdata announced on October 20, 1995 that it had been informed that Imperial Bank of Los Angeles, California, filed a lawsuit against Comdata and Network in the United States District Court for the Central District of California, alleging that certain business practices of Network in providing cash advance services at legalized gaming establishments, truck stops and check cashing establishments violated the federal antitrust laws. Specifically, the lawsuit alleges that certain provisions of Comdata's long-term contracts with its customers unlawfully excluded others from providing competing services. The lawsuit seeks injunctive relief, money damages, treble damages under the antitrust laws and attorneys fees and costs. A similar lawsuit was filed on October 27, 1995 in the United States District Court for the Northern District of California by Preferred Card Services, Inc., which is understood to be an independent marketing organization for Imperial Bank. The liability resulting from any finding in favor of the plaintiff in either of these lawsuits is not currently estimable. Comdata believes that it has not engaged in any illegal conduct and intends to vigorously contest the lawsuits.

                       PRINCIPAL STOCKHOLDERS OF CERIDIAN



    The following table sets forth, as of October 27, 1995 (unless otherwise indicated), certain information with respect to the shares of Ceridian Common Stock beneficially owned by (i) stockholders known to Ceridian to beneficially own more than 5% of the shares of such class, (ii) Ceridian's directors and five most highly compensated executive officers ("Named Executives") and (iii) all Ceridian's directors and executive officers as a group.



                                               SHARES OF                          OF SHARES BENEFICIALLY
                                              COMMON STOCK                                OWNED,
            NAME AND ADDRESS OF               BENEFICIALLY       PERCENT            SHARES THAT MAY BE
           BENEFICIAL OWNERS (1)                 OWNED         OF CLASS (2)     ACQUIRED WITHIN 60 DAYS (3)
--------------------------------------------  ------------     ------------     ---------------------------
FMR Corp.                                     4,930,665(4)         10.4%
82 Devonshire Street
Boston, MA 02109
Michigan Department of Treasury               2,404,580(5)          5.2%
Bureau of Investments
P.O. Box 30117
Lansing, MI 48909
Directors
  Ruth M. Davis                                  4,878              *                        3,000
  Allen W. Dawson                                8,000              *                        3,000
  Ronald James                                   4,100              *                        3,000
  Richard G. Lareau                              6,500(6)           *                        3,000
  George R. Lewis                                2,000              *                        1,000
  Charles Marshall                               6,000              *                        3,000
  Lawrence Perlman                             767,371              1.7%                   631,704
  Carole J. Uhrich                               2,000              *                        1,000
  Richard W. Vieser                             11,000              *                        3,000
  Paul S. Walsh                                  5,000              *                        3,000
Named Executives
  Ronald L. Turner                              98,334              0.2%                    43,334
  James D. Miller                               64,839(7)           0.1%                    23,573
  Stephen B. Morris                             83,334              0.2%                    33,334
  John R. Eickhoff                             175,424              0.4%                   117,596
  All executive officers and directors as a
   group                                      1,388,331             3.0%                   946,793


------------

(1) Unless otherwise noted, all of the shares shown are held by persons possessing sole voting and investment power with respect to such shares.



(2) Number of shares representing less than 0.1% of outstanding Common Stock designated by *.



(3) All shares shown in this column may be acquired within 60 days through the exercise of stock options granted by Ceridian. These shares are treated as outstanding only when determining the amount and percent owned by the applicable individual or group.



(4) Beneficial ownership as of September 30, 1995 as reported on Schedule 13F filed with the Commission. Included in the total number of shares reported as beneficially owned are 943,140 shares that would be issuable upon conversion of Ceridian's 5 1/2% Preferred Stock.

(5) Beneficial ownership as of September 30, 1995 as reported on Schedule 13F filed with the Commission.



(6) Does not include 500 shares of common stock owned by Mr. Lareau's wife as to which Mr. Lareau may be deemed to share voting and investment power, but as to which shares he disclaims any beneficial interest.



(7) Includes 421 shares owned by Mr. Miller's wife as to which Mr. Miller shares voting and investment power.

                       PRINCIPAL STOCKHOLDERS OF COMDATA


    The following table sets forth, as of October 27, 1995, certain information with respect to the shares of Comdata Common Stock beneficially owned by (i) stockholders known to Comdata to own beneficially more than 5% of the shares of such class, (ii) Comdata's directors and executive officers and (iii) all Comdata's executive officers and directors as a group. Such information reflects the mandatory conversion of all outstanding shares of Comdata Preferred Stock which was effective October 25, 1995.



                                                                                               OF SHARES
                                                                                             BENEFICIALLY
                                                              SHARES OF                      OWNED, SHARES
                                                            COMMON STOCK                      THAT MAY BE
                  NAME AND ADDRESS OF                       BENEFICIALLY       PERCENT      ACQUIRED WITHIN
                 BENEFICIAL OWNERS (1)                          OWNED          OF CLASS       60 DAYS (2)
--------------------------------------------------------  -----------------  ------------  -----------------
Welsh, Carson, Anderson & Stowe IV, L.P. (3)                    2,941,734           8.2%
One World Financial Center
200 Liberty Street, Suite 3601
New York, New York 10281
Welsh, Carson, Anderson & Stowe VI, L.P. (3)                    2,404,226           6.7%
One World Financial Center
200 Liberty Street, Suite 3601
New York, New York 10281
WCAS Information Partners, L.P. (3)                                48,099           0.1%
One World Financial Center
200 Liberty Street, Suite 3601
New York, New York 10281
WCAS Venture Partners, L.P. (3)                                    75,000           0.2%
One World Financial Center
200 Liberty Street, Suite 3601
New York, New York 10281
WCAS Capital Partners, L.P. (3)                                 6,741,849          18.8%
One World Financial Center
200 Liberty Street, Suite 10281
New York, New York 10281
Northwestern Mutual Life                                        2,712,076           7.6%
Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
FMR Corp.                                                       1,903,700           5.3%
82 Devonshire Street
Boston, MA 02190
Charterhouse Equity Partners, L.P.                              4,675,409          13.0%
535 Madison Avenue
New York, New York 10022
Bruce K. Anderson (3)                                          12,294,880          34.3%
Patrick J. Welsh (3)                                           12,246,781          34.2%
Dana J. O'Brien (4)                                             1,584,601           4.4%
Louis Buglioli                                                   --                 0.0%
Stephen Raville                                                  --                 0.0%
Phyllis Haberman (5)                                            4,675,409          13.0%
George L. McTavish                                                236,964           0.7%         231,201

                                                                                               OF SHARES
                                                                                             BENEFICIALLY
                                                              SHARES OF                      OWNED, SHARES
                                                            COMMON STOCK                      THAT MAY BE
                  NAME AND ADDRESS OF                       BENEFICIALLY       PERCENT      ACQUIRED WITHIN
                 BENEFICIAL OWNERS (1)                          OWNED          OF CLASS       60 DAYS (2)
--------------------------------------------------------  -----------------  ------------  -----------------
Edward A. Barbieri                                                101,490           0.3%          96,601
Dennis R. Hanson                                                   76,612           0.2%          76,200
Henry P. Cincere                                                   52,922           0.1%          28,003
Charles P. Harris                                                  26,712           0.1%          26,202
David Wolverton                                                     8,042         *                 6,600
John A. West                                                       12,200         *                12,000
Peter D. Voysey                                                    15,197         *                14,120
All directors and executive officers as a group (14
 persons) (6)                                                     698,082           1.9  %        490,927

------------
(1) Except as otherwise noted below, the persons named in the table have sole voting power and investment power with respect to all shares set forth in the table.

(2) All shares shown in this column may be acquired within 60 days through the exercise of stock options granted by Comdata. These shares are treated as outstanding only when determining the amount and percent owned by the applicable individual or group.

(3) Messrs. Anderson and Welsh may be deemed to own beneficially the shares of Common Stock owned by Welsh, Carson, Anderson & Stowe IV, L.P. ("WCAS IV"), Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), WCAS Venture Partners, L.P. and WCAS Capital Partners, L.P. because they are general partners of the sole general partner of each of these partnerships. Mr. Anderson is also a general partner of the sole general partner of WCAS Information Partners, L.P. The shares listed opposite the names of Messrs. Anderson and Welsh include shares owned by WCAS IV, WCAS VI, WCAS Information Partners, L.P., WCAS Venture Partners, L.P. and WCAS Capital Partners, L.P., respectively.

(4) Mr. O'Brien may be deemed to own beneficially the shares of Common Stock owned by Prudential Venture Partners II ("PVP"), which owns 1,584,601 shares of Comdata Common Stock.

(5) Ms. Haberman may be deemed to own beneficially the shares of Common Stock owned by Charterhouse, because Ms. Haberman is a Vice President of Charterhouse. The shares listed opposite Ms. Haberman's name are owned by or are issuable to Charterhouse.

(6) The shares beneficially owned by WCAS IV, WCAS VI, WCAS Information Partners, L.P., WCAS Venture Partners, L.P., WCAS Capital Partners, L.P., PVP and Charterhouse, which are deemed to be benefically owned by Messrs. Anderson, Welsh and Ms. Haberman, respectively, are not included in shares owned by all directors and executive officers as a group.

                          MANAGEMENT'S DISCUSSION AND
                   ANALYSIS OF PRO FORMA FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    Comparing the first nine months of 1994 and 1995, revenue for the combined entity increased 13.7%, from $876.5 million in the 1994 period to $996.4 million in the 1995 period. This increase reflected 12.6% growth in Comdata's revenue, 10.4% growth in Ceridian's revenue and the assumed acquisition of the Centre-file payroll processing business as of the beginning of 1995. Excluding the results of Comdata's retail division which was sold in February 1995, Comdata's revenue increased 16.8% in the nine month comparison, with the largest portion of the increase attributable to its Consumer and Gaming division. Revenue in Ceridian's's Information Services segment increased 20.4% in the nine month comparison, while revenue in the Defense Electronics segment increased 1.5% over the same period. The largest portion of the revenue increase in the Information Services segment was attributable to the Human Resources Group, reflecting internal growth, acquisitions during 1994 (most significantly Tesseract in June 1994) and increased investment income from payroll tax filing deposits.


    Earnings before interest and taxes ("EBIT") for the combined entity increased 28.8%, from $100.4 million in the first nine months of 1994 to $129.3 million in the first nine months of 1995. This represented an increase from 11.5% of revenue in the 1994 period to 13.0% of revenue in the 1995 period. Ceridian's EBIT as a percentage of revenue increased from 7.9% to 9.7% in the year-to-date comparison, reflecting improvements in both industry segments and a shift in the relative revenue contributions of the segments toward Information Services. Comdata's EBIT as a percentage of revenue increased from 25.3% to 26.3% over the same period, reflecting an improved gross profit margin and lower operating expenses as a percentage of revenue.


    Interest expense net of interest income decreased from $16.4 million in the first nine months of 1994 to $13.9 million in the first nine months of 1995. The pro forma condensed combined statements of operations do not reflect any benefits from the expected refinancing of most of Comdata's outstanding debt, as described below, which Ceridian expects would be approximately $12 million annually based on current interest rates.

    The income tax provision for the combined entity, which has been adjusted for FAS 109 pooling-of-interests rules, increased from $9.6 million in the 1994 year-to-date period to $17.1 million in the comparable 1995 period. Comdata's effective income tax rate increased from 20% in the 1994 period to 30% in the 1995 period, reflecting the utilization in 1994 of most of its NOLs. The pro forma condensed combined statements of operations do not reflect any benefits from the expected future utilization of Ceridian's NOLs to offset Comdata's income from U.S. federal income taxes. If one were to apply Ceridian's effective income tax rate of 8% in the first nine months of 1995 to the combined entity's pre-tax earnings for the same period, the income tax provision for the combined entity would have been approximately $7.8 million less.

    Net earnings for the combined entity before preferred stock dividend requirements (but without regard to benefits from the expected refinancing of Comdata's debt or future utilization of Ceridian's NOLs to offset Comdata's income) increased from $74.4 million, or 8.5% of revenue, to $98.3 million, or 9.9% of revenue, in the year-to-date comparison. The conversion of the Comdata Preferred Stock (see "Summary -- Recent Conversion of Comdata Preferred Stock") effective October 25, 1995 eliminated the accrual of dividends thereon which had increased Comdata's fully diluted shares by approximately 7% per year. The pro forma adjustments eliminate this preferred dividend requirement.

LIQUIDITY AND CAPITAL RESOURCES

    On a pro forma combined basis, the Ceridian and Comdata cash and short-term investments totaled $130.6 million at September 30, 1995, reflecting the usage of $52.1 million to acquire the assets of the Centre-file payroll processing and human resource management software business in the United Kingdom, and $33.2 million for costs related to the planned refinancing of Comdata's debt. Approximately $86.9 million of the September 30, 1995 cash and short-term investments were the U.S. dollar equivalent of unhedged Canadian dollar cash and short-term investments held by Ceridian's Canadian subsidiary. Ceridian does not expect that this balance in Canada will decrease appreciably during the remainder of 1995.


    As contemplated by the Merger Agreement (see, "The Merger--Tender Offer for Comdata Debt"), Ceridian has requested that Network commence, prior to the effective time of the Merger, a tender offer (the "Debt Tender Offer") to purchase for cash all $130 million in principal amount of Network's outstanding 12.5% Senior Notes due 1999 (the "Senior Notes") and $75 million in principal amount of Network's outstanding 13.25% Senior Subordinated Debentures due 2002 (the "Debentures"). In connection therewith, Network will solicit consents for certain proposed amendments and waivers to the related Indentures to eliminate substantially all of the restrictive covenants in such Indentures. The Debt Tender Offer is conditioned upon, among other things, the consummation of the Merger, receipt of the requisite consents with respect to the proposed amendments and waivers and execution of the resulting Supplemental Indentures, and the receipt by Network, pursuant to an inter-company loan from Ceridian, of sufficient funds to pay the aggregate consideration for all securities validly tendered pursuant to the Debt Tender Offer as well as related fees and expenses. Ceridian also expects that, immediately after the effective time of the Merger, it will cause Network to call for redemption the remaining $6.2 million in principal amount of its 11% Junior Subordinated Extendible Notes due 1997 (the "Junior Notes"), such redemption to be financed by an inter-company loan from Ceridian.


    Ceridian expects to borrow the funds necessary to complete the Debt Tender Offer and the redemption of the Junior Notes pursuant to a $325 million revolving credit facility (the "Credit Facility") that it expects to establish with a syndicate of commercial banks immediately following the effective time of the Merger. The specific terms of the Credit Facility have been set out in a term sheet, but the final terms of the Credit Facility will not be established until the definitive agreement is executed. The following discussion assumes that the terms of the Credit Facility would be substantially the same as the term sheet.


    Under the Credit Facility, which would be unsecured but guaranteed by Comdata and Network and is expected to have a final maturity of November 30, 1998, Ceridian would be able to obtain revolving credit advances and up to $75 million of standby letters of credit. Concurrently with the establishment of the Credit Facility, the existing revolving credit facilities maintained by Ceridian and Comdata would be cancelled. At September 30, 1995, Ceridian had $1.6 million of letters of credit and no revolving loans outstanding under its existing credit facility, while Comdata had $6.3 million of letters of credit and no revolving loans outstanding under its existing credit facility. Interest rates on revolving loans under the Credit Facility would be determined based on Ceridian's post-Merger senior unsecured debt rating, which currently would enable Ceridian to obtain revolving loans either at prime rate or at 65 basis points above 1, 2, 3 or 6-month LIBOR. Based on rates that would be available as of the date of this Joint Proxy Statement/Prospectus, Ceridian expects that funds necessary for the Debt Tender Offer and to redeem the Junior Notes would initially be available at an annual interest rate of approximately 6.5%


    Credit availability under the Credit Facility in excess of $75 million initially would be limited to retirement of Senior Notes, Debentures, Junior Notes and debt outstanding (if any) under Comdata's existing revolving credit facility (collectively, the "Comdata Debt"). Once the Comdata Debt is retired, the full amount of the Credit Facility would be available for working capital and general corporate purposes. Under the expected terms of the Credit Facility, various financial tests would need to be met by Ceridian (on a consolidated basis, including Comdata). Ceridian would be required to maintain a minimum consolidated net worth which would be subject to increase based on Ceridian's consolidated net earnings after December 1, 1995 and certain equity contributions to Ceridian after the same date. Ceridian would also be required to maintain a fixed charge coverage ratio of 2.25 to 1 on a rolling four quarters basis, and to limit consolidated debt to three times earnings before interest, taxes, depreciation and amortization ("EBITDA"), minus capital expenditures and dividends on Ceridian's 5 1/2% Preferred Stock on a rolling four quarters basis. Ceridian estimates that as of December 31, 1995 when these financial covenants would become effective, and assuming the completion of the Merger and the refinancing of the Comdata Debt, the combined entity would be in compliance with the net worth test by approximately $41.4 million, its fixed

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charge  coverage ratio will  be approximately 2.6  to 1, and  its permitted debt ratio will be approximately 2.1 to 1. The Credit Facility would also limit liens, contingent obligations, operating leases, minority equity investments and divestitures.

    As a result of the Merger, the Debt Tender Offer and the estimated $75.8 million addition to accumulated deficit to be recorded in connection therewith, the pro forma stockholders' equity for the combined entity at September 30, 1995 would have been $119.4 million, compared to Ceridian's September 30, 1995 stockholders' equity of $260.8 million. Based on total pro forma non-current indebtedness of $225.2 million at September 30, 1995, the combined entity would have a pro forma debt to equity ratio of 1.9 to 1. Although the pro forma indebtedness of the combined entity at September 30, 1995 is no different than the sum of the actual Ceridian and Comdata debt outstanding as of that date, due to lower interest rates the annual debt service on the pro forma indebtedness at interest rates that would be available as of the date of this Joint Proxy Statement/Prospectus is estimated to be approximately $12 million less than the annual debt service on the existing Comdata and Ceridian debt.

    The post-Merger liquidity needs of the combined entity (including accrued restructure liabilities) are expected be to met from existing cash balances, cash flow from operations and borrowings under the Credit Facility. Cash flows from operations of the combined entity is expected to benefit from reduced debt service costs, as described above, and utilization of Ceridian's NOLs (see, "The Merger--Ceridian's Net Operating Loss Carryforwards"). To the extent that the combined entity's pre-tax U.S. earnings after the Merger are greater than Ceridian's pre-tax U.S. earnings would have been on a stand-alone basis, and assuming no Ownership Change occurs prior to or as a result of the Merger, Ceridian's NOLs can be utilized more rapidly after the Merger, increasing their present value. Ceridian currently estimates that its effective tax rate after the Merger will be in the 8% to 8.5% range, primarily reflecting state and foreign taxes.


    The significance of reduced debt service costs and decreased effective tax rate is underscored by Comdata's 1993 write-off of $230 million in goodwill and certain other long-lived intangible assets, primarily relating to its transportation business. Prior to 1993, Comdata evaluated the realizability of goodwill using measurements of EBITDA. In 1993, Comdata determined that the projected net income of each major business unit was a preferable measurement of impairment of goodwill and related intangibles because it included the significant costs of interest and income taxes, which were not included in the method previously used. Financing costs had changed significantly after
Comdata's refinancing at the end of 1992, and the impact of income taxes on Comdata's operations was then expected to increase as Comdata's tax payments would be determined prior to goodwill amortization and Comdata anticipated the use of most of its remaining NOLs during 1994 and a corresponding increase in its effective tax rate. Furthermore, in light of Comdata's inability to complete a secondary offering of its Common Stock in December 1993, it was also believed that projected net income was a preferable measurement indicator of fair value and more relevant to Comdata shareholders. In applying the net income test, Comdata utilized projections indicating that revenue in the transportation business would grow at rates comparable to those experienced during the five years ended December 31, 1993, adjusted for the effects of acquisitions and certain industry trends, with corresponding inflationary and other increases in operating expenses. As a result, Comdata's projections reflected a net loss in the transportation business after interest costs and income taxes. Industry trends that adversely impacted the projections included a shift in Comdata's customer base from smaller trucking companies to larger ones, consolidation of truck stops and trucking companies, and increasing competitive pressures, all of which contributed to a decrease in average transaction fees. See "Business of Comdata-- Comdata's Industry Environment". Regulatory changes also affected the projections, as a significant decline in temporary trip and fuel permits due to changes in state regulations adversely affected permit service revenue. In light of factors such as these and the resulting projections, Comdata determined that substantially all of its goodwill related to the transportation business was impaired.


    Given the expected negative arbitrage between the interest rates applicable to the combined entity's cash balances and interest rates under the Credit Facility, Ceridian expects that it will commonly utilize excess cash to reduce amounts outstanding under the Credit Facility. The combined entity may also utilize cash from these sources to make acquisitions. Ceridian expects to remain active in making acquisitions and to concentrate its efforts in areas related to or which complement the combined entity's Information

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Services  segment. In structuring any such  acquisitions, Ceridian would seek to emphasize the use of its common stock as acquisition consideration in order to make pooling-of-interests accounting treatment available.

                       DESCRIPTION OF CERIDIAN SECURITIES

    The following description of the capital stock (and other securities) of Ceridian does not purport to be complete and is subject, in all respects, to applicable Delaware law, and is qualified by reference to the Ceridian Certificate of Incorporation, and the agreements and documents referred to below under "--Common Stock," "--Depositary Shares" and "--5 1/2% Preferred Stock," copies of which are incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

GENERAL


    The authorized capital stock of Ceridian consists of 100,000,000 shares of Common Stock, par value $.50 per share, of which 46,631,602 shares were outstanding as of the Ceridian Record Date; and 750,000 shares of undesignated preferred stock, par value $100 per share, 50,600 shares of which have been designated as a series of 5 1/2% Cumulative Convertible Exchangeable Preferred Stock (the "5 1/2% Preferred Stock"). As of the Ceridian Record Date, 47,200 shares of 5 1/2% Preferred Stock were issued and outstanding, and 4,720,000 depositary shares were outstanding, each representing a one one-hundredth interest in one share of the 5 1/2% Preferred Stock (the "Depositary Shares"). As of the Ceridian Record Date, an additional 17,755,777 shares of Ceridian Common Stock were reserved for issuance in connection with various stock-based compensation plans maintained by Ceridian and the potential conversion of the Depositary Shares.


    The following is a description of certain significant attributes of the Ceridian Common Stock and the 5 1/2% Preferred Stock. Also described below are the material terms of Ceridian's Depositary Shares. Depositary Shares are exchangeable at the option of Ceridian on any dividend payment date with respect to the 5 1/2% Preferred Stock beginning December 31, 1995 into 5 1/2% debentures which would, if issued, be unsecured, subordinated obligations of Ceridian and would mature on December 31, 2008 (the "Debentures"). For a complete legal description of such securities, reference is made to the terms of the Deposit Agreement (the "Deposit Agreement") entered into with The Bank of New York, as Depositary (the "Depositary"), the Certificate of Designations of the 5 1/2% Preferred Stock included as part of the Ceridian Certificate of Incorporation (the "Ceridian Designation"), setting forth the rights, preferences, privileges, qualifications, restrictions and limitations of the 5 1/2% Preferred Stock, and the form of Indenture (the "Exchange Indenture") entered into with The Bank of New York, as Trustee (the "Exchange Trustee") with regard to the Debentures. The Deposit Agreement and the Exchange Indenture are filed as exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

COMMON STOCK

    The holders of Ceridian Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, and stockholders have no right to cumulate their votes in the election of directors. Subject to the prior rights of the 5 1/2% Preferred Stock and any other preferred stock of Ceridian that may be issued in the future, holders of Ceridian Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Ceridian has paid no dividends on its Common Stock since 1985. Holders of Ceridian Common Stock have no preemptive rights and no right to convert their Ceridian Common Stock into other securities. There are no redemption or sinking fund provisions applicable to the Ceridian Common Stock. All outstanding shares of Ceridian Common Stock are fully paid and nonassessable.

    In the event of a liquidation, dissolution or winding up of Ceridian, holders of Ceridian Common Stock are entitled to share with each other on a ratable basis as a single class in the net assets of Ceridian available for distribution after payment of liabilities and satisfaction of any preferential rights of holders of any Ceridian preferred stock. The rights, preferences and privileges of holders of the Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of the 5 1/2% Preferred Stock and any series of preferred stock which Ceridian may designate and issue in the future.

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    Ceridian's  Certificate  of  Incorporation  contains  provisions  which: (i)
require the affirmative vote of two-thirds of the outstanding capital stock entitled to vote to approve mergers, business combinations and certain other transactions in which Ceridian is a constituent corporation and for which stockholder approval is required by the DGCL; and (ii) require an affirmative vote of two-thirds of the outstanding shares of Ceridian not beneficially owned by "controlling persons" (as defined therein) to approve business combinations with "controlling persons," with a minimum price per share payable for shares other than those held by such "controlling persons" in connection with such a business combination.

    The Transfer Agent and  Registrar for the  Common Stock is  The Bank of  New
York.

DEPOSITARY SHARES

    Each Depositary Share of Ceridian represents a one one-hundredth interest in a share of 5 1/2% Preferred Stock deposited under the Deposit Agreement, among Ceridian, the Depositary and the holders from time to time of the Depositary Receipts (as defined below) issued thereunder. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, in proportion to the fractional interest in a share of 5 1/2% Preferred Stock represented by such Depositary Share, to all of the rights and preferences of the 5 1/2% Preferred Stock represented thereby (including dividend, conversion, redemption, exchange, liquidation and voting rights) contained in the Ceridian Designation, which are summarized below under "--5 1/2% Preferred Stock." The Depositary Shares and the Ceridian Common Stock issuable in respect of the Depositary Shares are listed on the NYSE, but the 5 1/2% Preferred Stock is not listed on any national securities exchange or any similar system of automated dissemination of quotations of securities, and Ceridian has no plans to list these securities. Accordingly, there is no public trading market for the 5 1/2% Preferred Stock except as represented by the Depositary Shares. The Depositary Shares are evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). By surrendering the Depositary Receipts at the Corporate Trust Office of the Depositary (unless the related Depositary Shares have previously been called for redemption), owners of Depositary Shares are entitled to receive certificates representing whole shares of 5 1/2% Preferred Stock on the basis of one share of 5 1/2% Preferred Stock for 100 Depositary Shares.

    REDEMPTION OF DEPOSITARY SHARES. The Depositary Shares will be redeemed, upon not less than 30 nor more than 60 days' notice, from the proceeds received by the Depositary resulting from the redemption, in whole or in part, at Ceridian's option, but subject to the terms and conditions applicable thereto, of 5 1/2% Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to one one-hundredth of the redemption price per share payable with respect to the 5 1/2% Preferred Stock. See "--5 1/2% Preferred Stock--Optional Redemption." Whenever Ceridian redeems shares of 5 1/2% Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of 5 1/2% Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be) by lot or by a substantially equivalent method determined by the Depositary.

    CONVERSION OF DEPOSITARY SHARES. The Depositary Shares are convertible, at the option of the holder at any time prior to redemption into shares of Common Stock, proportionately and on the same terms and conditions as the underlying 5 1/2% Preferred Stock represented by such Depositary Shares.

    EXCHANGE OF DEPOSITARY SHARES. The Depositary Shares are exchangeable at Ceridian's option in whole for the Debentures, proportionately and on the same terms and conditions as the underlying 5 1/2% Preferred Stock represented by such Depositary Shares. Upon the exercise by Ceridian of its option to exchange in whole the 5 1/2% Preferred Stock, the Depositary will exchange the Depositary Shares representing the 5 1/2% Preferred Stock for the Debentures. See "--5 1/2% Preferred Stock--Exchange Provisions."

5 1/2% PREFERRED STOCK

    GENERAL. As described above, under its Certificate of Incorporation, Ceridian has authority to issue 750,000 shares of undesignated preferred stock, par value $100 per share. The Board of Directors of Ceridian has the authority, without approval of the stockholders, to issue such shares of preferred stock in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications,

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restrictions and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the annual rate of dividends, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Ceridian, conversion rights, if any, voting, if any, and the number of shares constituting any series or the designation of such series. If additional shares of Ceridian preferred stock are issued, depending on the terms of such shares as determined by the Board of Directors as to these matters, such terms could adversely affect the interests of holders of Ceridian Common Stock.

    The 5 1/2% Preferred Stock is duly and validly issued, fully paid and non-assessable, and the holders thereof have no preemptive rights in connection therewith. The rights and preferences of the 5 1/2% Preferred Stock are, in all respects, superior and prior to the rights of the Ceridian Common Stock and will rank at least on a parity with any future issuances of preferred stock.

    DIVIDENDS. Holders of 5 1/2% Preferred Stock are entitled to receive, if, when, and as declared by the Board of Directors, out of the funds of Ceridian legally available therefor, an annual cash dividend at the rate per share of $275 (which results in a rate of $2.75 per Depositary Share), payable in quarterly installments on March 31, June 30, September 30 and December 31. Dividends on the 5 1/2% Preferred Stock accrue and are cumulative from the date of initial issuance. Accrued but unpaid dividends do not bear interest. Dividends payable for any partial quarterly period are calculated on the basis of a year of 360 days consisting of twelve 30-day months.

    If the dividends are not paid in full on the 5 1/2% Preferred Stock and any other preferred stock of Ceridian ranking on a parity with the 5 1/2% Preferred Stock as to dividends, all dividends or other distributions declared on the 5 1/2% Preferred Stock and such other preferred stock (other than dividends paid in stock of Ceridian ranking junior to the 5 1/2% Preferred Stock as to dividends and upon liquidation, dissolution or winding up) may only be declared pro rata so that in all cases the amount of dividends or other distributions declared per share on the 5 1/2% Preferred Stock and such other preferred stock bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the 5 1/2% Preferred Stock and such other preferred stock bear to each other. Except as set forth above, unless full cumulative dividends on the 5 1/2% Preferred Stock have been paid, dividends (other than in Ceridian Common Stock, other stock ranking junior to the 5 1/2% Preferred Stock as to dividends and upon liquidation, dissolution or winding up and rights to acquire the foregoing) may not be paid or declared and set aside for payment and other distributions may not be made upon Ceridian Common Stock or on any other stock of Ceridian ranking junior to or on a parity with the 5 1/2% Preferred Stock as to dividends or upon liquidation or dissolution nor may any Ceridian Common Stock or any other stock of Ceridian ranking junior to or on a parity with the 5 1/2% Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration by Ceridian (except by conversion into or exchange for stock of Ceridian ranking junior to or on a parity with the 5 1/2% Preferred Stock as to dividends and upon liquidation, dissolution or winding
up).

    CONVERSION RIGHTS. Each share of 5 1/2% Preferred Stock is convertible at the option of the holder, at any time, into a number of shares of Ceridian Common Stock equal to the aggregate liquidation preference of a share of the 5 1/2% Preferred Stock surrendered for conversion, divided by the "conversion price." If shares of the 5 1/2% Preferred Stock are called for redemption or Ceridian elects to issue Debentures in exchange for the 5 1/2% Preferred Stock, the conversion right will terminate at the close of business on the fifth business day preceding the date fixed for redemption or exchange.

    The conversion price per share of the 5 1/2% Preferred Stock is currently $22.72. The conversion price is subject to adjustment (under formulas set forth in the Ceridian Designation) in certain events, including the issuance of Common Stock as a dividend or distribution on any class of the capital stock of Ceridian; subdivisions, reclassifications and combinations of the Common Stock; the issuance to all holders of Common Stock of rights, warrants or other securities convertible into Common Stock entitling them to subscribe for or purchase Common Stock at less than the then current market price (as defined in the Ceridian Designation); and the distribution to all holders of Common Stock of capital stock or evidences of indebtedness of Ceridian or cash or other assets of Ceridian (excluding cash dividends or distributions from earnings).

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    SPECIAL  CONVERSION RIGHTS  UPON CHANGE  OF CONTROL.   The  5 1/2% Preferred
Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of Ceridian or the market for Ceridian Common Stock. The purpose of the special conversion right is to provide (subject to certain exceptions) partial loss protection upon the occurrence of a change of control (as defined in the Ceridian Designation) at a time when the market value of the Common Stock is less than the then prevailing conversion price. In such situations, the special conversion right will permit a holder of 5 1/2% Preferred Stock, at the holder's option during the 45-day period immediately following the mailing by Ceridian of notice of the change of control (which notice shall be mailed within 30 days after the occurrence of a change in control), to convert all, but not less than all, the holder's 5 1/2% Preferred Stock at a conversion price equal to the special conversion price, as defined in the Ceridian Designation.

    Consummation of the Merger does not constitute a change of control for purposes of this special conversion right.

    EXCHANGE PROVISIONS. The 5 1/2% Preferred Stock is exchangeable in whole, but not in part, at the option of Ceridian, for Debentures, on any dividend payment date on or after December 31, 1995, at the rate of $5,000.00 principal amount of Debentures for each share of 5 1/2% Preferred Stock outstanding at the time of exchange (which results in an exchange rate of $50.00 principal amount of Debentures for each Depositary Share); provided that the Debentures will be issuable in denominations of $50.00 and integral multiples thereof and that all accumulated dividends on the 5 1/2% Preferred Stock have been paid or set aside for payment. Ceridian must mail written notice of its intention to exchange to each holder of record of the 5 1/2% Preferred Stock not less than 30 nor more than 60 days prior to the date fixed for exchange. Ceridian has no current plans to exchange the 5 1/2% Preferred Stock for Debentures.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of Ceridian, whether voluntary or involuntary, the holders of shares of 5 1/2% Preferred Stock are entitled to receive out of assets of Ceridian available for distribution to stockholders, whether from capital, surplus or earnings, before any distribution of assets is made to holders of Common Stock and of any other class of stock of Ceridian ranking junior to the 5 1/2% Preferred Stock, liquidating distributions in the amount of $5,000.00 per share (which results in a liquidation preference of $50.00 per Depositary Share), plus accumulated and unpaid dividends to the date fixed for liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up of Ceridian, the amounts payable with respect to the 5 1/2% Preferred Stock and other preferred stock ranking as to any such distribution on a parity with the 5 1/2% Preferred Stock are not paid in full, the holders of the 5 1/2% Preferred Stock and of such other preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of 5 1/2% Preferred Stock will not be entitled to participation in any further distribution of assets by Ceridian. Neither a consolidation or merger of Ceridian with another corporation nor a voluntary sale, lease, transfer or exchange of all or substantially all of Ceridian's assets will be considered a liquidation, dissolution or winding up of Ceridian for these purposes.

    OPTIONAL REDEMPTION. The 5 1/2% Preferred Stock is not subject to any mandatory redemption or sinking fund provision. The 5 1/2% Preferred Stock is redeemable, for cash, at the option of Ceridian, on at least 30 but not more than 60 days' notice, in whole or in part, at any time on or after December 31, 1996 at certain redemption prices specified in the Ceridian Designation together, in each case, with an amount equal to all dividends (whether or not declared or due) accrued and unpaid to the date fixed for redemption.

    If less than all the outstanding shares of 5 1/2% Preferred Stock are to be redeemed, Ceridian will select those to be redeemed pro rata (as nearly as may be) by lot or by a substantially equivalent method. Any shares of 5 1/2% Preferred Stock for which a notice of redemption has been given may be converted into shares of Common Stock at any time before the close of business on the fifth business day preceding the date fixed for the redemption. All dividends upon the shares of 5 1/2% Preferred Stock called for redemption shall

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cease to  accrue  and all  rights  of the  holders  thereof as  stockholders  of
Ceridian (except the right to receive the redemption price without interest upon the presentation of certificates representing the redeemed shares) shall terminate on the date of redemption.

    If a dividend upon any shares of 5 1/2% Preferred Stock is past due, the 5 1/2% Preferred Stock may be redeemed only in whole and Ceridian may not purchase or otherwise acquire any shares of 5 1/2% Preferred Stock, except pursuant to a purchase or exchange offer made on the same terms to all holders of the 5 1/2% Preferred Stock.

    VOTING RIGHTS. Except as provided by law or as indicated below, holders of 5 1/2% Preferred Stock have no voting rights. If at any time the equivalent of six quarterly dividends (whether or not consecutive) payable on the 5 1/2% Preferred Stock are accrued and unpaid, the number of directors of Ceridian will be increased by two and the holders of all outstanding shares of 5 1/2% Preferred Stock, voting as a single class, will be entitled to elect the additional two directors until all dividends that were accrued and unpaid have been paid in full. Upon any termination of such rights to vote for directors, the term of office of all directors so elected shall terminate and the number of directors will be reduced accordingly.

    In addition, without the vote or consent of the holders of at least two-thirds of the shares of 5 1/2% Preferred Stock then outstanding, Ceridian may not (i) authorize, create, issue or increase the authorized or issued number of shares of any class or classes of stock ranking senior to the 5 1/2% Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or (ii) amend, alter or repeal any of the provisions of the Ceridian Certificate of Incorporation (including the Ceridian Designation) so as to affect adversely the powers, preferences or rights of the 5 1/2% Preferred Stock. Accordingly, the voting rights of the holders of 5 1/2% Preferred Stock could, under certain circumstances, operate to restrict the flexibility Ceridian would otherwise have in connection with any future issuances of equity securities or changes to its capital structure. Prior to the issuance of the Debentures, the holders of 5 1/2% Preferred Stock will also be entitled to vote on certain amendments to the Exchange Indenture establishing the Debentures, for which the 5 1/2% Preferred Stock may be exchanged.

    MISCELLANEOUS.   The Transfer Agent, Conversion  Agent and Registrar for the
5 1/2% Preferred Stock and the Transfer Agent and Registrar for the Common Stock issuable upon conversion thereof is The Bank of New York.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


    Generally, Section 203 of the DGCL prohibits certain Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and within three years did own) 15% or more of the corporation's voting stock. A Delaware corporation may "opt out" from the application of Section 203 of the DGCL through a provision in its certificate of incorporation or bylaws. Ceridian has not "opted out" from the application of Section 203. Section 203 has no impact upon the Merger.


                      DESCRIPTION OF COMDATA CAPITAL STOCK

    The authorized capital stock of Comdata consists of 100,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value. Of these shares of Comdata Common Stock, 35,858,828 were issued and outstanding as of the Comdata Record Date. Under Comdata's Certificate of Incorporation, the Comdata Board of Directors may, without further stockholder action, authorize from time to time the issuance of shares of preferred stock of Comdata, in one or more series, with such powers, preferences and rights, and qualifications, limitations and restrictions, as shall be determined by the Comdata Board of Directors. Of these shares of authorized Comdata preferred stock, 1,325,498 have been designated as Series A Convertible Preferred Stock, none of which are outstanding, 572,226 shares have been designated as Series B Convertible
Preferred Stock, none of which are outstanding, and 250,500 shares have been designated as Series C Convertible Preferred Stock, none of which are outstanding. All shares of Series B and Series C Preferred Stock previously outstanding were mandatorily converted pursuant to the Preferred Stock Conversion on October 25, 1995.

    The Comdata Common Stock is described in Comdata's Registration Statement on Form 8-A dated August 24, 1987, including any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the termination of the offering described herein.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Comdata, like Ceridian, has not "opted out" from the application of Section 203 of the DGCL. See "Description of Ceridian Securities--Section 203 of the Delaware General Corporation Law." With respect to the Merger, the Comdata Board of Directors specifically approved the Merger Agreement and the Voting Agreement so as to exempt those agreements and the transactions contemplated thereby from
Section 203. Accordingly, Section 203 will not affect the Merger.

                        ADJOURNMENT OF SPECIAL MEETINGS

    ADJOURNMENT OF CERIDIAN SPECIAL MEETING. In the event that there are not sufficient votes to approve the issuance of shares of Ceridian Common Stock pursuant to the Merger Agreement at the time of the Ceridian Special Meeting, such proposal could not be approved unless the Ceridian Special Meeting were adjourned in order to permit further solicitation of proxies from holders of Ceridian Common Stock. Proxies that are being solicited by the Ceridian Board of Directors grant the discretionary authority to vote for any such adjournment, if necessary, although executed Proxy Cards that are properly marked to vote against the proposal to issue shares of Ceridian Common Stock pursuant to the Merger Agreement will not be counted as a vote for any adjournment, unless it is specifically so indicated. If it is necessary to adjourn the Ceridian Special Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Ceridian Special Meeting. A majority of the shares represented and voting at the Special Meeting is required to approve any such adjournment, provided that a quorum is present.

    ADJOURNMENT OF COMDATA SPECIAL MEETING. In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Comdata Special Meeting, such proposal could not be approved unless the Comdata Special Meeting were adjourned in order to permit further solicitation of proxies from Comdata stockholders. Proxies that are being solicited by the Comdata Board of Directors grant the discretionary authority to vote for any such adjournment, if necessary, although executed Proxy Cards that are properly marked to vote against the proposal to approve and adopt the Merger Agreement will not be counted as a vote for any adjournment, unless it is specifically so indicated. If it is necessary to adjourn the Comdata Special Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Comdata Special Meeting. A majority of the voting power represented and voting at the Special Meeting is required to approve any such adjournment, provided that a quorum is present.

                                 LEGAL MATTERS

    The validity of the Ceridian Common Stock offered hereby has been passed upon for Ceridian by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Richard G. Lareau, a member of Oppenheimer Wolff & Donnelly, is a director of Ceridian and owns 3,500 shares of Ceridian Common Stock and options to acquire 3,000 shares of Ceridian Common Stock.

    The opinions of counsel described under "The Merger--Certain Federal Income Tax Consequences" have been rendered by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York, counsel to Comdata, and by Hogan & Hartson L.L.P., Washington, D.C., special tax counsel to Ceridian. Members of Reboul, MacMurray, Hewitt, Maynard & Kristol own 9,165 shares of Comdata Common Stock.


                                    EXPERTS

    The consolidated financial statements of Ceridian appearing in the Annual Report on Form 10-K of Ceridian for the year ended December 31, 1994 have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Comdata appearing in the Annual Report on Form 10-K of Comdata for the year ended December 31, 1994 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    Representatives of Arthur Andersen LLP and KPMG Peat Marwick LLP, Comdata's and Ceridian's independent auditors, respectively, are expected to be present at the Comdata Special Meeting and the Ceridian Special Meeting, respectively. They will be afforded the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

    CERIDIAN STOCKHOLDER PROPOSALS. In order to be eligible for inclusion in Ceridian's proxy solicitation materials for its 1996 annual meeting of stockholders, any stockholder proposal to be considered at such meeting must be received by Ceridian's Corporate Secretary, John A. Haveman, or his successor, at Ceridian's main office, 8100 34th Avenue South, Minneapolis, Minnesota 55425, no later than December 1, 1995. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

    COMDATA STOCKHOLDER PROPOSALS. If the Merger is not consummated, Comdata is expected to retain its December 31 fiscal year end. In such event, in order to be eligible for inclusion in Comdata's proxy solicitation materials for its 1996 annual meeting of stockholders, any stockholder proposal to be considered at such meeting must be received by Comdata's Corporate Secretary, Peter D. Voysey, or his successor, at Comdata's main office, 5301 Maryland Way, Brentwood, Tennessee 37027, no later than January 19, 1996. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                     MANAGEMENT AND ADDITIONAL INFORMATION

    Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Ceridian and Comdata (and their respective subsidiaries) is set forth in or incorporated herein by reference in the respective Annual Reports on Form 10-K for the year ended December 31, 1994 of Ceridian and Comdata, which are incorporated herein by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference." Ceridian and Comdata stockholders who wish to obtain copies of these documents may contact Ceridian or Comdata, as applicable, at its address or telephone number set forth under "Incorporation of Certain Documents by Reference."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


    The following unaudited pro forma combined financial data, including the notes thereto, give effect to the acquisition by Ceridian of all the outstanding shares of Comdata pursuant to the Merger Agreement and are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Ceridian and Comdata incorporated herein by reference. The pro forma financial data is based on the pooling-of-interests method of accounting for the Merger and, therefore, presents the combined balance sheet of the two companies as of September 30, 1995, as if the Merger had taken place on that date, and their combined statements of operations for the years ended December 31, 1994, 1993 and 1992 and the nine-month periods ended September 30, 1995 and 1994, as if the Merger had taken place on the first day of the respective periods. The unaudited pro forma condensed combined statements of operations do not reflect (i) the direct transaction costs of the Merger or the costs of the expected refinancing of Comdata's outstanding debt, or (ii) any benefits from the expected refinancing of Comdata's outstanding debt or from utilization of Ceridian's NOLs to shelter Comdata's income from U.S. federal income taxes. In addition, the unaudited pro forma condensed combined financial data includes in the combined balance sheet as of September 30, 1995 one other acquisition by Ceridian, which is not significant for pro forma reporting purposes and occurred October 2, 1995, as if the acquisition had taken place on that balance sheet date, and in the combined statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994, as if the acquisition had taken place on the first day of the respective periods. The unaudited pro forma condensed combined financial data is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the Merger and the other acquisitions had been effected on the dates indicated, nor is it necessarily indicative of future operating results or financial position.


                                     INDEX

                                                                                                             PAGE
                                                                                                             ----
Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 1995.................................  F-1
Unaudited Pro Forma Condensed Combined Statements of Operations:
  Nine months ended September 30, 1995.....................................................................  F-2
  Nine months ended September 30, 1994.....................................................................  F-3
  Year ended December 31, 1994.............................................................................  F-4
  Year ended December 31, 1993.............................................................................  F-5
  Year ended December 31, 1992.............................................................................  F-6
Notes to Unaudited Pro Forma Condensed Combined Financial Statements.......................................  F-7

                     CERIDIAN CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)


                                                        HISTORICAL            PRO FORMA         HISTORICAL         PRO FORMA
                                                    ------------------  ----------------------  ----------   ----------------------
SEPTEMBER 30, 1995                                  CERIDIAN   COMDATA  ADJUSTMENTS   RESULTS     OTHER      ADJUSTMENTS   RESULTS
--------------------------------------------------  --------   -------  -----------   --------  ----------   -----------   --------
ASSETS
  Cash and short-term investments.................  $  192.0   $ 23.9   $ (33.2)(3)   $  182.7    $           $(52.1)(2)   $  130.6
  Trade and other receivables, net................     177.1    161.5                    338.6      4.6                       343.2
  Inventories.....................................      32.8     --                       32.8                                 32.8
  Other current assets............................      24.3      9.0      (2.7)(4)       30.6                                 30.6
                                                    --------   -------  -----------   --------      ---      -----------   --------
      Total current assets........................     426.2    194.4     (35.9)         584.7      4.6        (52.1)         537.2
  Investments and advances........................       5.8                               5.8                                  5.8
  Property, plant and equipment, net..............     108.7     12.8                    121.5      1.5                       123.0
  Prepaid pension cost............................      88.9                              88.9                                 88.9
  Goodwill and other intangibles..................     122.4     93.9      (7.5)(3)      208.8                  51.0(2)       259.8
  Other noncurrent assets.........................      54.8     17.8      (3.1)(4)       69.5                                 69.5
                                                    --------   -------  -----------   --------      ---      -----------   --------
Total assets......................................  $  806.8   $318.9   $ (46.5)      $1,079.2    $ 6.1       $ (1.1)      $1,084.2
                                                    --------   -------  -----------   --------      ---      -----------   --------
                                                    --------   -------  -----------   --------      ---      -----------   --------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Short-term debt and current portion of long-term
   obligations....................................  $    1.5   $  1.9   $             $    3.4    $           $            $    3.4
  Drafts and settlements payable..................              116.2                    116.2                                116.2
  Accounts payable................................      30.0      9.7                     39.7                                 39.7
  Customer advances...............................      63.5      6.5                     70.0                                 70.0
  Deferred income.................................      88.8      2.4                     91.2      1.9                        93.1
  Accrued taxes...................................      59.3      8.0                     67.3                                 67.3
  Employee compensation and benefits..............      51.3      3.7                     55.0                                 55.0
  Restructure reserves, current portion...........      21.3                              21.3                                 21.3
  Other accrued expenses..........................      54.0     21.2      29.3(3)       104.5      3.1                       107.6
                                                    --------   -------  -----------   --------      ---      -----------   --------
      Total current liabilities...................     369.7    169.6      29.3       $  568.6      5.0       $  0.0          573.6

  Long-term obligations, less current portion.....      12.6    212.6                    225.2                                225.2
  Deferred income taxes...........................       9.2                               9.2                                  9.2
  Restructure reserves, less current portion......      51.0                              51.0                                 51.0
  Employee benefit plans..........................      80.5                              80.5                                 80.5
  Deferred income and other noncurrent
   liabilities....................................      23.0      2.3                     25.3                                 25.3
  Stockholders' equity:
    Preferred stock...............................       4.7    113.2    (113.2)(1)        4.7                                  4.7
    Common stock..................................      23.3      0.2      10.8(1)        34.3                                 34.3
    Additional paid-in capital....................     876.2    123.8     102.4(1)     1,102.4                              1,102.4
    Accumulated deficit...........................    (610.1)  (302.8 )   (75.8)(3)(4)   (988.7)     1.1        (1.1)(2)     (988.7)
    Other equity..................................     (33.3)                            (33.3)                               (33.3)
                                                    --------   -------  -----------   --------      ---      -----------   --------
      Total stockholders' equity..................     260.8    (65.6 )   (75.8)         119.4      1.1         (1.1)         119.4
                                                    --------   -------  -----------   --------      ---      -----------   --------
Total liabilities and stockholders' equity........  $  806.8   $318.9   $ (46.5)      $1,079.2    $ 6.1       $ (1.1)      $1,084.2
                                                    --------   -------  -----------   --------      ---      -----------   --------
                                                    --------   -------  -----------   --------      ---      -----------   --------


   See notes to unaudited pro forma condensed combined financial statements.

                     CERIDIAN CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                        HISTORICAL             PRO FORMA         HISTORICAL         PRO FORMA
                                                    ------------------   ---------------------   ----------   ---------------------
NINE MONTHS ENDED SEPTEMBER 30, 1995                CERIDIAN   COMDATA   ADJUSTMENTS   RESULTS     OTHER      ADJUSTMENTS   RESULTS
--------------------------------------------------  --------   -------   -----------   -------   ----------   -----------   -------
REVENUE...........................................   $767.2    $204.3                  $ 971.5     $24.9                    $ 996.4

COST OF REVENUE...................................    471.1     112.8                    583.9      11.0                      594.9
                                                    --------   -------                 -------     -----                    -------
GROSS PROFIT......................................   $296.1    $ 91.5                  $ 387.6     $13.9                    $ 401.5
OPERATING EXPENSES
  Selling, general and administrative.............    171.2      35.1                    206.3       7.4        $  2.5(1)     216.2
  Technical expense...............................     50.0       2.6                     52.6       2.6                       55.2
  Other expense (income)..........................      0.8                                0.8                                  0.8
                                                    --------   -------                 -------     -----         -----      -------
    Total operating expenses......................    222.0      37.7                    259.7      10.0           2.5        272.2
                                                    --------   -------                 -------     -----         -----      -------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.........     74.1      53.8                    127.9       3.9          (2.5)       129.3
  Interest income.................................      9.4                                9.4                                  9.4
  Interest expense................................     (1.0)    (22.3)                   (23.3)                               (23.3)
                                                    --------   -------                 -------     -----         -----      -------
EARNINGS (LOSS) BEFORE INCOME TAXES...............     82.5      31.5                    114.0       3.9          (2.5)       115.4
  Income tax provision............................      6.6      10.0        (0.7)(2)     15.9       1.2                       17.1
                                                    --------   -------                 -------     -----         -----      -------
NET EARNINGS (LOSS) -- FULLY DILUTED..............   $ 75.9    $ 21.5         0.7      $  98.1     $ 2.7        $ (2.5)     $  98.3
Preferred dividend requirement....................      9.7       9.9        (9.9)(3)      9.7                                  9.7
                                                    --------   -------   -----------   -------     -----         -----      -------
NET EARNINGS (LOSS) FOR COMMON STOCK-PRIMARY......   $ 66.2    $ 11.6      $ 10.6      $  88.4     $ 2.7        $ (2.5)     $  88.6
                                                    --------   -------   -----------   -------     -----         -----      -------
                                                    --------   -------   -----------   -------     -----         -----      -------

Primary earnings per share........................    $1.37                            $  1.27                              $  1.27
Fully diluted earnings per share..................    $1.30                            $  1.22                              $  1.23
Weighted average common shares and equivalents
 outstanding (in thousands):
    Primary.......................................   48,137                21,600       69,737                               69,737
    Fully diluted.................................   58,521                21,600       80,121                               80,121


   See notes to unaudited pro forma condensed combined financial statements.

                     CERIDIAN CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                              HISTORICAL                PRO FORMA
                                                                       ------------------------  ------------------------
NINE MONTHS ENDED SEPTEMBER 30, 1994                                    CERIDIAN      COMDATA     ADJUSTMENTS    RESULTS
---------------------------------------------------------------------  -----------  -----------  -------------  ---------
REVENUE..............................................................   $   695.0    $   181.5                  $   876.5
COST OF REVENUE......................................................       447.7        101.0                      548.7
                                                                       -----------  -----------                 ---------
GROSS PROFIT.........................................................   $   247.3    $    80.5                  $   327.8
OPERATING EXPENSES
  Selling, general and administrative................................       155.0         33.4                      188.4
  Technical expense..................................................        38.5          1.2                       39.7
  Other expense (income).............................................        (0.7)                                   (0.7)
                                                                       -----------  -----------                 ---------
    Total operating expenses.........................................       192.8         34.6                      227.4
                                                                       -----------  -----------                 ---------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES............................        54.5         45.9                      100.4
  Interest income....................................................         7.9                                     7.9
  Interest expense...................................................        (1.2)       (23.1)                     (24.3)
                                                                       -----------  -----------                 ---------
EARNINGS (LOSS) BEFORE INCOME TAXES..................................        61.2         22.8                       84.0
  Income tax provision...............................................         5.0          2.6          2.0(2)        9.6
                                                                       -----------  -----------                 ---------
NET EARNINGS (LOSS) -- FULLY DILUTED.................................   $    56.2    $    20.2         (2.0)    $    74.4
Preferred dividend requirement.......................................         9.7          9.8    $    (9.8)(3)       9.7
                                                                       -----------  -----------      ------     ---------
NET EARNINGS (LOSS) FOR COMMON STOCK-PRIMARY.........................   $    46.5    $    10.4    $     7.8     $    64.7
                                                                       -----------  -----------      ------     ---------
                                                                       -----------  -----------      ------     ---------
Primary earnings per share...........................................   $    1.00                               $    0.95
Fully diluted earnings per share.....................................   $    0.98                               $    0.94
Weighted average common shares and equivalents outstanding (in thousands):
  Primary............................................................      46,771                    21,600        68,371
  Fully diluted......................................................      57,155                    21,600        78,755


   See notes to unaudited pro forma condensed combined financial statements.

                     CERIDIAN CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                    HISTORICAL             PRO FORMA         HISTORICAL         PRO FORMA
                                                ------------------   ----------------------  ----------   ----------------------
FOR YEAR ENDED DECEMBER 31, 1994                CERIDIAN   COMDATA   ADJUSTMENTS   RESULTS     OTHER      ADJUSTMENTS   RESULTS
----------------------------------------------  --------   -------   -----------   --------  ----------   -----------   --------
REVENUE.......................................   $934.5    $243.3                  $1,177.8    $31.5                    $1,209.3
COST OF REVENUE...............................    595.6     134.9                     730.5     16.3                       746.8
                                                --------   -------   -----------   --------    -----         -----      --------
GROSS PROFIT..................................   $338.9    $108.4      $  0.0      $  447.3    $15.2         $ 0.0      $  462.5
OPERATING EXPENSES
  Selling, general and administrative.........    215.1      44.3                     259.4      8.7           3.3(1)      271.4
  Technical expense...........................     52.3       2.1                      54.4      3.4                        57.8
  Other expense (income)......................     (3.2)                               (3.2)     0.0                        (3.2)
                                                --------   -------   -----------   --------    -----         -----      --------
    Total operating expenses..................    264.2      46.4         0.0         310.6     12.1           3.3         326.0
                                                --------   -------   -----------   --------    -----         -----      --------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES.....     74.7      62.0         0.0         136.7      3.1          (3.3)        136.5
  Interest income.............................     10.7       0.0                      10.7      0.0                        10.7
  Interest expense............................     (1.6)    (30.6)                    (32.2)     0.0                       (32.2)
                                                --------   -------   -----------   --------    -----         -----      --------
EARNINGS (LOSS) BEFORE INCOME TAXES...........     83.8      31.4         0.0         115.2      3.1          (3.3)        115.0
  Income tax provision........................      6.7       3.3         6.3(2)       16.3      1.0                        17.3
                                                --------   -------   -----------   --------    -----         -----      --------
NET EARNINGS (LOSS)--FULLY DILUTED............   $ 77.1    $ 28.1      $ (6.3)     $   98.9    $ 2.1         $(3.3)     $   97.7
  Preferred dividend requirement..............     13.0      12.9       (12.9)(3)      13.0                                 13.0
                                                --------   -------   -----------   --------                             --------
NET EARNINGS (LOSS) FOR COMMON STOCK-
 PRIMARY......................................   $ 64.1    $ 15.2      $  6.6      $   85.9    $ 2.1         $(3.3)     $   84.7
                                                --------   -------   -----------   --------    -----         -----      --------
                                                --------   -------   -----------   --------    -----         -----      --------
Primary earnings per share....................   $ 1.37                            $   1.26                             $   1.24
Fully diluted earnings per share..............   $ 1.35                            $   1.26                             $   1.24
Weighted average common shares and equivalents
 outstanding (in thousands):
  Primary.....................................   46,764                21,600        68,364                               68,364
  Fully diluted...............................   57,148                21,600        78,748                               78,748


   See notes to unaudited pro forma condensed combined financial statements.

                     CERIDIAN CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                           HISTORICAL               PRO FORMA
                                                                     ----------------------  ------------------------
FOR YEAR ENDED DECEMBER 31, 1993                                      CERIDIAN    COMDATA     ADJUSTMENTS    RESULTS
-------------------------------------------------------------------  ----------  ----------  -------------  ---------
REVENUE............................................................   $   897.5   $   212.3                 $ 1,109.8
COST OF REVENUE....................................................       613.0       119.3                     732.3
                                                                     ----------  ----------      ------     ---------
GROSS PROFIT.......................................................   $   284.5   $    93.0   $     0.0     $   377.5
OPERATING EXPENSES
  Selling, general and administrative..............................       184.9        47.9                     232.8
  Technical expense................................................        50.8         1.4                      52.2
  Other expense (income)...........................................        (3.5)                                 (3.5)
  Write-off of goodwill and other intangibles......................                   230.3                     230.3
  Restructure loss (gain)..........................................        67.0                                  67.0
                                                                     ----------  ----------      ------     ---------
      Total operating expenses.....................................       299.2       279.6         0.0         578.8
                                                                     ----------  ----------      ------     ---------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES..........................       (14.7)     (186.6)        0.0        (201.3)
  Interest income..................................................         8.4         0.0                       8.4
  Interest expense.................................................       (16.5)      (30.3)                    (46.8)
                                                                     ----------  ----------      ------     ---------
EARNINGS (LOSS) BEFORE INCOME TAXES................................       (22.8)     (216.9)        0.0        (239.7)
  Income tax provision.............................................         3.8         0.2                       4.0
                                                                     ----------  ----------      ------     ---------
NET EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM--FULLY DILUTED.......   $   (26.6)  $  (217.1)  $     0.0     $  (243.7)
Preferred dividend requirement.....................................         0.3        12.6       (12.6)(3)       0.3
                                                                     ----------  ----------      ------     ---------
NET EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM FOR COMMON
 STOCK-PRIMARY.....................................................   $   (26.9)  $  (229.7)  $    12.6     $  (244.0)
                                                                     ----------  ----------      ------     ---------
                                                                     ----------  ----------      ------     ---------

Primary earnings per share before extraordinary item...............   $   (0.61)                            $   (3.72)
Fully diluted earnings per share before extraordinary item.........   $   (0.61)                            $   (3.72)
Weighted average common shares and equivalents outstanding (in thousands):
  Primary..........................................................      43,980                   21,600       65,580
  Fully diluted....................................................      43,980                   21,600       65,580


   See notes to unaudited pro forma condensed combined financial statements.

                     CERIDIAN CORPORATION AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                            HISTORICAL            PRO FORMA
                                                         -----------------  ---------------------
FOR YEAR ENDED DECEMBER 31, 1992                         CERIDIAN  COMDATA  ADJUSTMENTS  RESULTS
-------------------------------------------------------  --------  -------  -----------  --------
REVENUE................................................  $  838.1  $ 193.1               $1,031.2
COST OF REVENUE........................................     579.3    103.1                  682.4
                                                         --------  -------      -----    --------
GROSS PROFIT...........................................  $  258.8  $  90.0  $     0.0    $  348.8
OPERATING EXPENSES
  Selling, general and administrative..................     169.6     50.4                  220.0
  Technical expense....................................      49.0                            49.0
  Other expense (income)...............................      (6.9)                           (6.9)
  Restructure loss (gain)..............................      76.2                            76.2
                                                         --------  -------      -----    --------
      Total operating expenses.........................     287.9     50.4        0.0       338.3
                                                         --------  -------      -----    --------
EARNINGS (LOSS) BEFORE INTEREST AND TAXES..............     (29.1)    39.6        0.0        10.5
  Interest income......................................      17.8      0.1                   17.9
  Interest expense.....................................     (16.3)   (37.2)                 (53.5)
                                                         --------  -------      -----    --------
EARNINGS (LOSS) BEFORE INCOME TAXES....................     (27.6)     2.5        0.0       (25.1)
  Income tax provision.................................       5.1      0.1                    5.2
                                                         --------  -------      -----    --------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS--FULLY
 DILUTED...............................................  $  (32.7) $   2.4  $     0.0    $  (30.3)
Preferred dividend requirement.........................       0.3      1.4       (1.4   (3)      0.3
                                                         --------  -------      -----    --------
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS FOR
 COMMON STOCK-PRIMARY..................................  $  (33.0) $   1.0  $     1.4    $  (30.6)
                                                         --------  -------      -----    --------
                                                         --------  -------      -----    --------

Primary earnings from continuing operations per
 share.................................................  $  (0.76)                       $  (0.47)
Fully diluted earnings from continuing operations per
 share.................................................  $  (0.76)                       $  (0.47)
Weighted average common shares and equivalents
 outstanding (in thousands):
  Primary..............................................    43,466              21,600      65,066
  Fully diluted........................................    43,466              21,600      65,066


   See notes to unaudited pro forma condensed combined financial statements.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

NOTE A.  GENERAL

    The Ceridian and Comdata consolidated statements of operations for each of the three years ended December 31, 1994, 1993 and 1992 and their unaudited consolidated statements of operations for the nine month periods ended September 30, 1995 and 1994 have been combined as if the Merger had taken place on the first day of the respective periods. The results of operations of Resumix, Inc. ("Resumix"), acquired in a transaction accounted for as a pooling-of-interests during the third quarter of 1995 as described in Note C below, are included in the Ceridian amounts. The unaudited results of operations of the Centre-file Personnel and Payroll Services business ("Centre-file"), which was purchased in October 1995 as described in Note C below, have been added to the combined statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994 as if that acquisition had taken place on the first day of the respective periods. The pro forma condensed combined statements of operations do not reflect (i) the direct transaction costs of the Merger or the costs of the expected refinancing of Comdata's outstanding debt, or (ii) any benefits from the expected refinancing of Comdata's outstanding debt or from utilization of Ceridian's NOLs to shelter Comdata's income from U.S. federal income taxes. The Ceridian and Comdata consolidated balance sheet as of September 30, 1995 has been combined as if the Merger had taken place on that date and the effect of the Centre-file acquisition has been added as if the purchase had occurred on that same date. The unaudited pro forma condensed combined financial data including the notes is not necessarily indicative either of the financial position or results of operations that would have occurred had the Merger and the Centre-file acquisition taken place on the dates assumed or of future financial position or results of operations.


NOTE B.  THE MERGER
    The Merger Agreement provides that as a result of the Merger, each outstanding share of Comdata Common Stock will be converted into 0.57 of a share of Ceridian Common Stock.

NOTE C.  OTHER ACQUISITIONS

    During 1995, Ceridian acquired two businesses which are not significant individually or in the aggregate for pro forma reporting purposes. During the third quarter of 1995, Ceridian completed the acquisition, through a reverse triangular merger, of Resumix, a skills management software company. In connection with this transaction, Ceridian issued 849,010 shares of Ceridian Common Stock and reserved for issuance an additional 104,642 shares of Ceridian Common Stock in connection with Ceridian's assumption of the Resumix stock option plan. On October 2, 1995, Ceridian purchased Centre-file, located in the United Kingdom, for $52.1 million in cash. The effect of the purchase of Centre-file (referred to as "Other") on the unaudited pro forma statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994, as well as on the unaudited pro forma balance sheet as of September 30, 1995, is presented to provide a more complete illustration of the entity which would result from the Merger.


NOTE D. NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
    Not included in the pro forma statements of operations are material nonrecurring charges or credits and related tax effects which result directly from the Merger and the other acquisitions and which will be included in the results of operations of the combined entity within 12 months after the respective transaction. Such charges and credits include the following:

    (a) Ceridian and Comdata estimate that direct transactions costs of approximately $29.3 million will be incurred in connection with the Merger, consisting of amounts due to investment bankers, attorneys, accountants, the financial printer and for other related services. These transaction costs are expected to be incurred during the third and fourth quarters of 1995 and charged to operations in the fourth quarter of 1995.

    (b) In connection with the Merger and during the fourth quarter of 1995, Ceridian expects to refinance Comdata's outstanding indebtedness, consisting principally of 12.5% Senior Notes and 13.25% Senior Subordinated Debentures aggregating approximately $205 million. The charge that Ceridian expects to record in the fourth quarter of 1995 to cover such refinancing is expected to be approximately $40.7 million, including the write-off of existing deferred debt expense of $7.5 million.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                   COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE D. NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS (CONTINUED)
    No adjustments have been made to conform the accounting policies of the combined companies. The nature and extent of such adjustments, if any, will be based upon further study and are not expected to be significant. Certain amounts for Comdata have been reclassified to conform with the financial statement classification used by Ceridian. Such reclassifications may be refined in the future as the result of further study, but such refinements are not expected to materially affect the comparison of the pro forma data with historical or future presentations of financial position or results of operations.


    The numbered adjustments appearing below are included in the pro forma statements of operations and give effect to events which are directly attributable to the Merger and the purchase of Centre-file, are factually supportable and are expected to have continuing impact:



    (1) Amortization of the total of the excess of the purchase price of the Centre-file acquisition over the fair value of the net assets acquired ("goodwill") and other intangibles of $51.0 million over an average life of 15 years. The components of the $51.0 million of goodwill and other intangibles and the respective amortization periods are as follows: goodwill of $22.9 million over 20 years, software rights of $14.6 million over 7 years, customer lists of $10.9 million over 10 years and other amounts totaling $2.6 million over 5 to 20 years.


    (2) Elimination of the historical Comdata deferred income tax benefits related to federal income tax net operating loss carryforwards.

    (3) Elimination of dividend requirements on Comdata preferred stock.

    The income tax provision is generally based on historical tax rates experienced by the entities included in these statements. Future U.S. federal income tax provisions are expected to be reduced by the application of Ceridian's NOLs as provided under Financial Accounting Standard No. 109.

NOTE E.  NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

    The numbered adjustments appearing below are included in the pro forma balance sheet and give effect to events which are directly attributable to the Merger and the Centre-file acquisition, and are factually supportable, including those related to nonrecurring events and those expected to have continuing impact.



    (1) The forced conversion of Comdata Preferred Stock into Comdata Common Stock prior to the effective time of the Merger, the issuance or reservation for issuance of 21.6 million shares of Ceridian Common Stock with an aggregate par value of $10.8 million and the elimination of Comdata Common Stock due to the conversion of each outstanding share of Comdata Common Stock into 0.57 of a share of Ceridian Common Stock. The
       21.6 million shares include shares of Ceridian Common Stock reserved for the assumption of outstanding Comdata stock options. The actual number of shares of Ceridian Common Stock to be issued in connection with the Merger will be based upon the number of Comdata shares and options outstanding immediately prior to the effective time of the Merger.



    (2) The October 1995 purchase of Centre-file for $52.1 million in cash, the recording of goodwill and other intangibles of $51.0 million and the elimination of the equity in net assets purchased of $1.1 million from the combined accumulated deficit.



    (3) The accrual of direct transaction costs of the Merger of $29.3 million, and payment of $33.2 million of costs and the write-off of deferred debt expense of $7.5 million (collectively representing an extraordinary loss of $40.7 million) related to the planned early refinancing of Comdata debt, for a total addition to the combined accumulated deficit of $70.0 million.


    (4) The deferred income tax asset of $5.8 million recorded in the historical financial statements of Comdata has been reversed due to the federal income tax net operating loss status of the combined companies.

                                                                      APPENDIX A

                                                                [CONFORMED COPY]

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                             CERIDIAN CORPORATION,

                            CONVOY ACQUISITION CORP.

                                      AND

                          COMDATA HOLDINGS CORPORATION

                          DATED AS OF AUGUST 23, 1995

                               ARTICLE I
                              THE MERGER

Section 1.1   THE MERGER........................................      1
Section 1.2   EFFECTIVE TIME OF THE MERGER......................      1
Section 1.3   CLOSING...........................................      1

                              ARTICLE II
                       THE SURVIVING CORPORATION

Section 2.1   CERTIFICATE OF INCORPORATION......................      2
Section 2.2   BY-LAWS...........................................      2
Section 2.3   DIRECTORS AND OFFICERS OF SURVIVING CORPORATION...      2

                              ARTICLE III
                         CONVERSION OF SHARES

Section 3.1   EXCHANGE RATIO....................................      2
Section 3.2   EXCHANGE OF COMPANY STOCK; PROCEDURES.............      3
Section 3.3   DIVIDENDS; TRANSFER TAXES; ESCHEAT................      4
Section 3.4   NO FRACTIONAL SECURITIES..........................      4
Section 3.5   CLOSING OF COMPANY TRANSFER BOOKS.................      4
Section 3.6   FURTHER ASSURANCES................................      4

                              ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.1   ORGANIZATION......................................      5
Section 4.2   CAPITALIZATION....................................      5
Section 4.3   COMPANY SUBSIDIARIES..............................      6
Section 4.4   AUTHORITY RELATIVE TO THIS AGREEMENT..............      6
Section 4.5   CONSENTS AND APPROVALS; NO VIOLATIONS.............      6
Section 4.6   REPORTS AND FINANCIAL STATEMENTS..................      7
Section 4.7   ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL
               CONTRACTS........................................      7
Section 4.8   LITIGATION........................................      7
Section 4.9   ABSENCE OF UNDISCLOSED LIABILITIES................      8
Section 4.10  NO DEFAULT........................................      8
Section 4.11  TAXES.............................................      8
Section 4.12  TITLE TO PROPERTIES; ENCUMBRANCES.................      9
Section 4.13  INTELLECTUAL PROPERTY.............................      9
Section 4.14  COMPLIANCE WITH APPLICABLE LAW....................     10
Section 4.15  INFORMATION IN DISCLOSURE DOCUMENTS AND
               REGISTRATION STATEMENT...........................     10
Section 4.16  EMPLOYEE BENEFIT PLANS; ERISA.....................     11
Section 4.17  ENVIRONMENTAL LAWS AND REGULATIONS................     11
Section 4.18  VOTE REQUIRED.....................................     12
Section 4.19  OPINION OF FINANCIAL ADVISOR......................     12
Section 4.20  ACCOUNTING MATTERS................................     12
Section 4.21  DGCL SECTION 203..................................     12
Section 4.22  LABOR MATTERS.....................................     12
Section 4.23  AFFILIATE TRANSACTIONS............................     12
Section 4.24  BROKERS...........................................     13

                               ARTICLE V
               REPRESENTATIONS AND WARRANTIES OF PARENT

Section 5.1   ORGANIZATION......................................     13
Section 5.2   CAPITALIZATION....................................     13
Section 5.3   AUTHORITY RELATIVE TO THIS AGREEMENT..............     14
Section 5.4   CONSENTS AND APPROVALS; NO VIOLATIONS.............     14
Section 5.5   REPORTS AND FINANCIAL STATEMENTS..................     14
Section 5.6   ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL
               CONTRACTS........................................     14
Section 5.7   LITIGATION........................................     15
Section 5.8   ABSENCE OF UNDISCLOSED LIABILITIES................     15
Section 5.9   NO DEFAULT........................................     15
Section 5.10  TAXES.............................................     15
Section 5.11  COMPLIANCE WITH APPLICABLE LAW....................     16
Section 5.12  INFORMATION IN DISCLOSURE DOCUMENTS AND
               REGISTRATION STATEMENT...........................     16
Section 5.13  EMPLOYEE BENEFIT PLANS; ERISA.....................     16
Section 5.14  ENVIRONMENTAL LAWS AND REGULATIONS................     16
Section 5.15  VOTE REQUIRED.....................................     17
Section 5.16  OPINION OF FINANCIAL ADVISOR......................     17
Section 5.17  ACCOUNTING MATTERS................................     17
Section 5.18  BROKERS...........................................     17

                              ARTICLE VI
                CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1   CONDUCT OF BUSINESS BY THE COMPANY PENDING THE
               MERGER...........................................     17
Section 6.2   CONDUCT OF BUSINESS BY PARENT PENDING THE
               MERGER...........................................     19
Section 6.3   CONDUCT OF BUSINESS OF SUB........................     19

                              ARTICLE VII
                         ADDITIONAL AGREEMENTS

Section 7.1   ACCESS AND INFORMATION............................     19
Section 7.2   NO SOLICITATION...................................     19
Section 7.3   REGISTRATION STATEMENT............................     20
Section 7.4   PROXY STATEMENTS; STOCKHOLDER APPROVALS...........     20
Section 7.5   COMPLIANCE WITH THE SECURITIES ACT................     21
Section 7.6   BEST EFFORTS......................................     21
Section 7.7   VOTING AGREEMENT..................................     22
Section 7.8   COMPANY STOCK OPTIONS.............................     22
Section 7.9   EMPLOYEE BENEFITS.................................     22
Section 7.10  PUBLIC ANNOUNCEMENTS..............................     22
Section 7.11  DIRECTORS' AND OFFICERS' INDEMNIFICATION AND
               INSURANCE........................................     22
Section 7.12  EXPENSES..........................................     23
Section 7.13  COMPANY DEBT......................................     23
Section 7.14  LISTING APPLICATION...............................     23
Section 7.15  SUPPLEMENTAL DISCLOSURE...........................     23
Section 7.16  LETTERS OF ACCOUNTANTS............................     24
Section 7.17  DIRECTORS OF PARENT...............................     24

                             ARTICLE VIII
               CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1   CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT
               THE MERGER.......................................     24
Section 8.2   CONDITIONS TO OBLIGATIONS OF PARENT AND SUB TO
               EFFECT THE MERGER................................     25
Section 8.3   CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT
               THE MERGER.......................................     26

                              ARTICLE IX
                              TERMINATION

Section 9.1   TERMINATION.......................................     26
Section 9.2   EFFECT OF TERMINATION.............................     28

                               ARTICLE X
                          GENERAL PROVISIONS

Section 10.1  AMENDMENT AND MODIFICATION........................     28
Section 10.2  WAIVER............................................     28
Section 10.3  SURVIVABILITY; INVESTIGATIONS.....................     28
Section 10.4  NOTICES...........................................     29
Section 10.5  DESCRIPTIVE HEADINGS; INTERPRETATION..............     29
Section 10.6  ENTIRE AGREEMENT; ASSIGNMENT......................     30
Section 10.7  GOVERNING LAW.....................................     30
Section 10.8  SEVERABILITY......................................     30
Section 10.9  COUNTERPARTS......................................     30

EXHIBITS

Exhibit A     VOTING AGREEMENT..................................    A-1
Exhibit B-1   FORM OF PARENT AFFILIATE LETTER...................    B-1
Exhibit B-2   FORM OF COMPANY AFFILIATE LETTER..................    B-2

                           GLOSSARY OF DEFINED TERMS

TERM                                                 SECTION
--------------------------------------------------  ----------
ACQUIRING PERSON..................................      9.1(d)
ACQUISITION TRANSACTION...........................         7.2
AFFILIATES........................................      7.5(a)
AFFILIATE LETTERS.................................      7.5(b)
AGREEMENT.........................................    Preamble
APPLICABLE LAW....................................        4.14
BEAR STEARNS......................................        5.16
BUSINESS..........................................        4.13
CERTIFICATES......................................      3.2(b)
CLOSING...........................................         1.3
CLOSING DATE......................................         1.3
CODE..............................................    Preamble
COMDATA...........................................         4.3
COMPANY...........................................    Preamble
COMPANY COMMON STOCK..............................      3.1(a)
COMPANY DEBT......................................        7.13
COMPANY ERISA AFFILIATE...........................     4.16(a)
COMPANY MATERIAL ADVERSE EFFECT...................         4.1
COMPANY PERMITS...................................        4.14
COMPANY PLANS.....................................     4.16(a)
COMPANY PREFERRED STOCK...........................    Preamble
COMPANY SEC REPORTS...............................         4.6
COMPANY STOCK.....................................      3.1(c)
COMPANY STOCK OPTION..............................      3.1(e)
COMPUTER SOFTWARE.................................     4.13(e)
CONFIDENTIALITY AGREEMENTS........................         7.1
CONTRACT..........................................         4.5
DEBT TENDER OFFER.................................        7.13
DISSENTING SHARES.................................      3.1(b)
DGCL..............................................    Preamble
EFFECTIVE TIME....................................         1.2
ENVIRONMENTAL LAWS................................     4.17(a)
ERISA.............................................     4.16(a)
EXCHANGE ACT......................................         4.5
EXCHANGE AGENT....................................      3.2(a)
EXCHANGE RATIO....................................      3.1(a)
GAAP..............................................         4.6
GOVERNMENTAL ENTITY...............................         4.5
HSR ACT...........................................         4.5
INTELLECTUAL PROPERTY.............................     4.13(a)
LAZARD FRERES.....................................        4.19
LIENS.............................................         4.3
MAXIMUM AMOUNT....................................     7.11(b)
MERGER............................................         1.1
NASD..............................................         4.5
NEW OPTION........................................         7.8
NGCA..............................................         4.5
NJCCA.............................................         4.5

TERM                                                 SECTION
--------------------------------------------------  ----------
NYSE..............................................         3.4
PARENT............................................    Preamble
PARENT COMMON STOCK...............................      3.1(a)
PARENT ERISA AFFILIATE............................     5.13(a)
PARENT MATERIAL ADVERSE EFFECT....................         5.1
PARENT PERMITS....................................        5.11
PARENT PLAN.......................................     5.13(a)
PARENT PREFERRED STOCK............................      5.2(a)
PARENT SEC REPORTS................................         5.5
PARENT STOCK OPTIONS..............................      5.2(a)
POLICY............................................         4.6
PROXY STATEMENT...................................        4.15
REBOUL MACMURRAY..................................      8.3(d)
REGISTRATION STATEMENT............................        4.15
RESUMIX TRANSACTION...............................      5.2(c)
RIGHTS............................................      4.2(b)
SEC...............................................         4.6
SECURITIES ACT....................................         4.5
SENIOR NOTES......................................        7.13
SERIES A PREFERRED................................      4.2(a)
SERIES B PREFERRED................................      4.2(a)
SERIES C PREFERRED................................      4.2(a)
SERVICE...........................................     4.11(a)
SUB...............................................    Preamble
SUB COMMON STOCK..................................      3.1(d)
SUBSIDIARY........................................      3.1(c)
SURVIVING CORPORATION.............................         1.1
TAXES.............................................     4.11(b)
TAX RETURN........................................     4.11(b)
VOTING AGREEMENT..................................    Preamble

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT   AND  PLAN  OF  MERGER,  dated   as  of  August  23,  1995  (this
"AGREEMENT"), by and among Ceridian Corporation, a Delaware corporation ("PARENT"), Convoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("SUB"), and Comdata Holdings Corporation, a Delaware corporation (the "COMPANY").

    WHEREAS, the Boards of Directors of Parent and Sub and the Company deem it advisable and in the best interests of their respective stockholders that Parent acquire the Company pursuant to the terms and conditions of this Agreement, and, in furtherance of such acquisition, such Boards of Directors have approved the merger of Sub with and into the Company in accordance with the terms of this Agreement and the General Corporation Law of the State of Delaware (the "DGCL"); and

    WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain holders of shares of the Preferred Stock, par value $.01 per share (the "COMPANY PREFERRED STOCK"), of the Company are entering into an agreement with Parent and Sub in the form attached hereto as Exhibit A (the "VOTING AGREEMENT") to vote such shares of the Company Preferred Stock in accordance with the terms set forth in the Voting Agreement; and

    WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"); and

    WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests;

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

    Section 1.1 THE MERGER. In accordance with the provisions of this Agreement and the DGCL, at the Effective Time (as defined in Section 1.2), Sub shall be merged with and into the Company (the "MERGER"), the separate existence of Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (sometimes hereinafter called the "SURVIVING CORPORATION") and shall continue its corporate existence under the laws of the State of Delaware. The Merger shall have the effects set forth in Section 259 of the DGCL.

    Section 1.2 EFFECTIVE TIME OF THE MERGER. The Merger shall become effective at the time of filing of, or at such later time specified in, a properly executed Certificate of Merger, in the form required by and executed in accordance with the DGCL, filed with the Secretary of State of the State of Delaware in accordance with the provisions of Section 251 of the DGCL. Such filing shall be made as soon as practicable after the Closing (as defined in Section 1.3). When used in this Agreement, the term "EFFECTIVE TIME" shall mean the date and time at which the Merger shall become effective.

    Section 1.3 CLOSING. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York, at 10:00 a.m., local time, on the day on which all of the conditions set forth in Article VIII are satisfied or waived or on such other date and at such other time and place as Parent and the Company shall agree (such date, the "CLOSING DATE").

                                   ARTICLE II

                           THE SURVIVING CORPORATION

    Section 2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be "Comdata Holdings Corporation."

    Section 2.2 BY-LAWS. The By-Laws of Sub as in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with applicable law.

    Section 2.3  DIRECTORS AND OFFICERS OF SURVIVING CORPORATION.

    (a) The directors of Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation or as otherwise provided by law.

    (b) The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-Laws of the Surviving Corporation, or as otherwise provided by law.

                                  ARTICLE III

                              CONVERSION OF SHARES

    Section 3.1 EXCHANGE RATIO. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

        (a) Each share of Common Stock, par value $.01 per share (the "COMPANY COMMON STOCK"), of the Company issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.1(c)) shall be converted into the right to receive 0.570 (the "EXCHANGE RATIO") of a share of the Common Stock, par value $.50 per share (the "PARENT COMMON STOCK"), of Parent, payable upon the surrender of the certificate formerly representing such share of Company Common Stock;

        (b) Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.1(c) and other than shares of Company Preferred Stock as to which appraisal rights shall have been duly demanded under the DGCL ("DISSENTING SHARES")) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible immediately prior to the Effective Time, payable upon the surrender of the certificate formerly representing such share of Company Preferred Stock.

        (c) All shares of Company Common Stock and all shares of Company Preferred Stock (collectively sometimes hereinafter referred to as "COMPANY STOCK") that, in either case, are (i) held by the Company as treasury shares or (ii) owned by Parent or any wholly-owned Subsidiary of Parent, shall be cancelled and retired and cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor. As used in this Agreement, the term "SUBSIDIARY" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (y) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party and/or one or more of its Subsidiaries.

        (d) Each share of Common Stock, par value $.01 per share ("SUB COMMON STOCK"), of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

        (e) Each outstanding option to purchase Company Common Stock (each, a "COMPANY STOCK OPTION") shall be assumed by Parent as more specifically provided in Section 7.8.

        (f) The holders of Dissenting Shares, if any, shall be entitled to payment by the Surviving Corporation of the appraised value of such shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; PROVIDED, HOWEVER, that (i) if any holder of the Dissenting Shares shall, under the circumstances permitted by the DGCL, subsequently deliver a written withdrawal of such holder's demand for appraisal of such shares, or (ii) if any holder fails to establish such holder's entitlement to rights to payment as provided in such Section 262, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in such Section 262, such holder or holders (as the case may be) shall forfeit such right to payment for such shares and such shares shall thereupon be deemed to have been converted into Parent Common Stock pursuant to Section 3.1(b) as of the Effective Time. The Surviving Corporation shall be solely responsible for, and shall pay out of its own funds, any amounts which become due and payable to holders of Dissenting Shares, and such amounts shall not be paid directly or indirectly by Parent.

    Section 3.2  EXCHANGE OF COMPANY STOCK; PROCEDURES.

    (a) Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent hereunder (the "EXCHANGE AGENT"). As soon as practicable after the Effective Time, Parent shall deposit with or for the account of the Exchange Agent stock certificates representing the number of shares of Parent Common Stock issuable pursuant to
Section 3.1 in exchange for outstanding shares of Company Stock, which shares of Parent Common Stock shall be deemed to have been issued at the Effective Time.

    (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the "CERTIFICATES") that were converted pursuant to Section 3.1 into the right to receive shares of Parent Common Stock (i) a form of letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this
Article III and (y) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.4, after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article III.

    Section 3.3 DIVIDENDS; TRANSFER TAXES; ESCHEAT. No dividends or distributions that are declared on shares of Parent Common Stock will be paid to persons entitled to receive certificates representing shares of Parent Common Stock until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the certificates representing such shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends or distributions be entitled to receive interest thereon. Promptly following the date which is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement, and any holders of Company Stock who have not theretofore complied with this Article III shall look thereafter only to the Surviving Corporation for the shares of Parent Common Stock, any dividends or distributions thereon, and any cash in lieu of fractional shares thereof to which they are entitled pursuant to this Article III. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Stock for any shares of Parent Common Stock, any dividends or distributions thereon or any cash in lieu of fractional shares thereof delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    Section 3.4 NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Company Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of such holder's Certificates will be entitled to receive, and Parent will timely provide (or cause to be provided) to the Exchange Agent sufficient funds to make, a cash payment (without interest) determined by multiplying (i) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Stock then held of record by such holder) and (ii) the average of the per share closing prices for Parent Common Stock on the New York Stock Exchange (the "NYSE") for the five trading days immediately preceding the Effective Time. It is understood (i) that the payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration and (ii) that no holder of Company Stock will receive cash in lieu of fractional shares of Parent Common Stock in an amount greater than the value of one full share of Parent Common Stock.

    Section 3.5 CLOSING OF COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Stock shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.

    Section 3.6 FURTHER ASSURANCES. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Sub and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalves or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Sub as follows:

    Section 4.1 ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect, individually or in the aggregate, on the financial condition, results of operations, business, assets, liabilities, prospects or properties of the Company and its Subsidiaries taken as a whole, or the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement (a "COMPANY MATERIAL ADVERSE EFFECT").

    Section 4.2  CAPITALIZATION.

    (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. With respect to the Company Preferred Stock, 1,325,498 shares have been designated as Series A Convertible Preferred Stock (the "SERIES A PREFERRED"), 572,226 shares have been designated as Series B Convertible Preferred Stock (the "SERIES B PREFERRED"), and 250,500 shares have been designated as Series C Convertible Preferred Stock (the "SERIES C PREFERRED"). As of August 22, 1995,
(i) 16,755,016 shares of Company Common Stock were issued and outstanding, (ii) no shares of Series A Preferred were issued and outstanding, (iii) 558,970 shares of Series B Preferred were issued and outstanding, held by 21 holders of record and convertible into 12,935,020 shares of Company Common Stock, (iv) 247,975 shares of Series C Preferred were issued and outstanding, held by 9 holders of record and convertible into 5,692,852 shares of Company Common Stock,
(v) Company Stock Options to acquire 2,046,848 shares of Company Common Stock were outstanding under all stock option plans of the Company, (vi) 3,250,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Options and all other employee benefit plans of the Company, and
(vii) 18,627,872 shares of Company Common Stock were reserved for issuance upon the conversion of the outstanding Series B Preferred and Series C Preferred. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable. Schedule 4.2(a) sets forth the liquidation values, as of each of June 15, 1995, September 15, 1995 and December 15, 1995, for each share of the Series B Preferred and the Series C Preferred, and the accretion of dividends payable per day per share on the Series B Preferred and the Series C Preferred for each of the three quarterly dividend periods ending September 15, 1995, December 15, 1995 and March 15, 1996.

    (b) Except as disclosed in this Section 4.2 or as set forth on Schedule 4.2(b), (i) there is no outstanding right, subscription, warrant, call, option or other agreement or arrangement of any kind (collectively, "Rights") to purchase or otherwise to receive from the Company or any of its Subsidiaries any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of the Company or any of its Subsidiaries, (ii) there is no outstanding security of any kind convertible into or exchangeable for such capital stock, and (iii) there is no voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

    (c) Since December 31, 1994, except as set forth on Schedule 4.2(c), the Company has not in any manner accelerated or provided for the acceleration of the vesting or exercisability of, or otherwise modified the terms and conditions applicable to, any of the Company Stock Options, whether set forth in the governing stock option plans of the Company, a stock option grant, award or other agreement or otherwise. Except as set forth on Schedule 4.2(c), none of the awards, grants or other agreements pursuant to which Company Stock Options were issued have provisions which accelerate the vesting or right to exercise such options upon the execution of this Agreement (including the documents attached as Exhibits hereto), the consummation of the transactions contemplated hereby (or thereby) or any other "change of control" events.

    Section 4.3 COMPANY SUBSIDIARIES. Schedule 4.3(a) contains a complete and accurate list of all Subsidiaries of the Company. Each Subsidiary of the Company that is a corporation, including, without limitation, Comdata Network, Inc. ("COMDATA"), is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Subsidiary of the Company that is a partnership is duly formed and validly existing under the laws of its jurisdiction of formation. Each Subsidiary of the Company has the corporate power or the partnership power, as the case may be, to carry on its business as it is now being conducted or presently proposed to be conducted. Each Subsidiary of the Company is duly qualified as a foreign corporation or a foreign partnership, as the case may be, authorized to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Company Material Adverse Effect. All of the outstanding shares of capital stock of the Subsidiaries of the Company that are corporations are validly issued, fully paid and nonassessable. Except as set forth on Schedule 4.3(b), all of the outstanding shares of capital stock of Comdata are owned by the Company, free and clear of any liens, pledges, security interests, claims, charges or other encumbrances of any kind whatsoever ("LIENS"). Except as set forth in the Company SEC Reports (as hereinafter defined), all of the outstanding shares of capital stock of, or other ownership interests in, each other Subsidiary of the Company are owned by the Company or a Subsidiary of the Company free and clear of any Liens.

    Section 4.4 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated on its part hereby have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders to be sought at the stockholders meeting contemplated by Section 7.4(a) with respect to this Agreement, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or for the Company to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

    Section 4.5 CONSENTS AND APPROVALS; NO VIOLATIONS. Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will (i) conflict with or result in any breach of any provisions of the charter, by-laws or other organizational documents of the Company or any of its Subsidiaries, (ii) require a filing with, or a permit, authorization, consent or approval of, any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or administrative agency or commission (a "GOVERNMENTAL ENTITY"), except in connection with or in order to comply with the applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the New Jersey Casino Control Act (the "NJCCA"), the Nevada Gaming Control Act (the "NGCA"), state banking laws, state laws governing the issuance of financial instruments or the transfer of funds, state securities or "blue sky" laws, the By-Laws of the National Association of Securities Dealers (the "NASD") and the filing and recordation of a Certificate of Merger as required by the DGCL, (iii) except as set forth on Schedule 4.5, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation (each, a "CONTRACT") to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any law, order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to the Company, any of its Subsidiaries or any of their properties or assets, except, in the case of clauses (ii), (iii) and (iv), where the failure to make such filing or obtain such authorization, consent or approval would not have, or where such violations, breaches or defaults or Liens would not have, in any such case, a Company Material Adverse Effect.

    Section 4.6 REPORTS AND FINANCIAL STATEMENTS. The Company has timely filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act or the Securities Act since January 1, 1994 (collectively, the "COMPANY SEC REPORTS"), and has previously made available to Parent true and complete copies of all such Company SEC Reports. Such Company SEC Reports, as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of such Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports have been prepared in accordance with United States generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated (except as otherwise noted therein or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of unaudited statements, to normal recurring year-end adjustments and any other adjustments described therein) the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods then ended. Since January 1, 1994, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of the Company or any of its consolidated Subsidiaries. In connection with the Company's revenue recognition policy for unsettled transactions (the "POLICY") that is described under the caption "Certain Accounting Policies" in Item 7 of the Company's Report on Form 10-K for the fiscal year ended December 31, 1994, (i) the Company has provided Parent with true and complete copies of all legal and accounting assessments, reports, memoranda and opinions it has obtained with respect to its adoption and continuance of the Policy and (ii) the Company has not received or otherwise become aware of any notices, inquiries or other communications from any
Governmental Entity alleging that, or seeking information in a context suggesting an inquiry or investigation into whether, the Policy violates or conflicts with any applicable abandoned property, escheat or similar laws or is not in accordance with GAAP.

    Section 4.7 ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL CONTRACTS. Except as set forth on Schedule 4.7 or in the Company SEC Reports, since December 31, 1994, (i) neither the Company nor any of its Subsidiaries has conducted its business and operations other than in the ordinary course of business and consistent with past practices or taken any actions that, if it had been in effect, would have violated or been inconsistent with the provisions of
Section 6.1 and (ii) there has not been any fact, event, circumstance or change affecting or relating to the Company or any of its Subsidiaries which has had or is reasonably likely to have a Company Material Adverse Effect. Except as set forth on Schedule 4.7, the transactions contemplated by this Agreement will not constitute a change of control under or require the consent from or the giving of notice to a third party pursuant to the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party.

    Section 4.8 LITIGATION. Except for litigation disclosed in the notes to the financial statements included in the Company's Annual Report to Stockholders for the year ended December 31, 1994 or in the Company SEC Reports filed subsequent thereto, there is no suit, action, proceeding or investigation pending or, to the best knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the outcome of which, in the reasonable judgment of the Company, is likely to have a Company Material Adverse Effect; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries having, or which is reasonably likely to have a Company Material Adverse Effect.

    Section 4.9 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against in the Company's financial statements (or reflected in the notes thereto) included in the Company SEC Reports or which were incurred after June 30, 1995 in the ordinary course of business and consistent with past practice, and except as set forth on Schedule 4.9, none of the Company and its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto) or which would have a Company Material Adverse Effect.

    Section 4.10 NO DEFAULT. Except as set forth on Schedule 4.10, neither the Company nor any Subsidiary of the Company is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its charter, by-laws or comparable organizational documents, (ii) any Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to the Company or any of its Subsidiaries, except, in the cases of clauses (ii) and (iii), for defaults or violations which would not have a Company Material Adverse Effect.

    Section 4.11  TAXES.

    (a) The Company has heretofore delivered or will make available to Parent true, correct and complete copies of the consolidated federal, state, local and foreign income, franchise sales and other Tax Returns (as hereinafter defined) filed by the Company and the Company Subsidiaries for each of the Company's years ended December 31, 1994, 1993, 1992, 1991, 1990, 1989 and 1988 inclusive.
Except as set forth on Schedule 4.11, the Company has duly filed, and each Subsidiary has duly filed, all material federal, state, local and foreign income, franchise, sales and other Tax Returns required to be filed by the Company or any of its Subsidiaries. All such Tax Returns are true, correct and complete, in all material respects, and the Company and any of its Subsidiaries have duly paid, all Taxes (as hereinafter defined) shown on such Tax Returns and has made adequate provision for payment of all accrued but unpaid material Taxes anticipated in respect of all periods since the periods covered by such Tax Returns. Except as set forth on Schedule 4.11, all material deficiencies assessed as a result of any examination of Tax Returns of the Company or any of its Subsidiaries by federal, state, local or foreign tax authorities have been paid or reserved on the financial statements of the Company in accordance with GAAP consistently applied, and true, correct and complete copies of all revenue agent's reports, "30-day letters," or "90-day letters" or similar written statements proposing or asserting any Tax deficiency against the Company or any of its Subsidiaries for any open year have been heretofore delivered to Parent. The Company has heretofore delivered or will make available to Parent true, correct and complete copies of all written tax-sharing agreements and written descriptions of all such unwritten agreement or arrangements to which the Company or any of its Subsidiaries is a party. Except as set forth in Schedule 4.11, no material issue has been raised during the past five years by any federal, state, local or foreign taxing authority which, if raised with regard to any other period not so examined, could reasonably be expected to result in a proposed material deficiency for any other period not so examined. Except as disclosed in Schedule 4.11 hereof, neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statutory period of limitations applicable to any claim for any material Taxes. The consolidated federal income tax returns of the Company and its Subsidiaries have been examined by and settled with the Internal Revenue Service (the "SERVICE") for all years through 1987. Except as set forth in Schedule 4.11, (i) neither the Company nor any of the Company Subsidiaries is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (ii) no consent has been filed under Section 341(f) of the Code with respect to any of the Company or the Subsidiaries of the Company;
(iii) neither the Company nor any of the Subsidiaries of the Company has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code; and (iv) neither the Company nor any of the Subsidiaries of the Company has issued or assumed any corporate acquisition indebtedness, as defined in Section 279(b) of the Code. The Company and each Subsidiary of the Company have complied (and until the Effective Time will comply) in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of

Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

    (b) For purposes of this Agreement, the term "Taxes" shall mean all taxes, charges, fees, levies, duties, imposts or other assessments, including, without limitation, income, gross receipts, excise, property, sales, use, transfer, gains, license, payroll, withholding, capital stock and franchise taxes, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto. For purposes of this Agreement, the term "TAX RETURN" shall mean any report, return or other information or document required to be supplied to a taxing authority in connection with Taxes.

    Section 4.12 TITLE TO PROPERTIES; ENCUMBRANCES. Except as described in the following sentence, each of the Company and its Subsidiaries has good, valid and marketable title to, or a valid leasehold interest in, all of its material properties and assets (real, personal and mixed, tangible and intangible), including, without limitation, all the properties and assets reflected in the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 1995 included in the Company's Quarterly Report on Form 10-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since June 30, 1995). None of such properties or assets are subject to any Liens (whether absolute, accrued, contingent or otherwise), except (i) as specifically set forth in the Company SEC Reports and (ii) minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereto and do not impair the operations of any of the Company and its Subsidiaries.

    Section 4.13 INTELLECTUAL PROPERTY. (a) Except as set forth on Schedule 4.13(a), the Company and its Subsidiaries are the sole and exclusive owners of all material patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, registrations for and applications for registration of trademarks, service marks and copyrights, technology and know-how, rights in Computer Software (as hereinafter defined) and other proprietary rights and information and all technical and user manuals and documentation made or used in connection with any of the foregoing, used or held for use in connection with the businesses of the Company or any of its Subsidiaries as currently conducted (collectively, the "INTELLECTUAL PROPERTY"), free and clear of all Liens except as set forth on Schedule 4.13(a) and except minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the Intellectual Property subject thereto and do not impair the operations of any of the Company and its Subsidiaries.

    (b) All grants, registrations and applications for Intellectual Property that are used in and are material to the conduct of the Business (as hereinafter defined) (i) are valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no application or registration therefor is the subject of any legal or governmental proceeding before any registration authority in any jurisdiction.

    (c) Each of the Company and its Subsidiaries owns or has the right to use all of the material Intellectual Property used by it or held for use by it in connection with its business. To the knowledge of the Company, there are no conflicts with or infringements of any Intellectual Property by any third party. The conduct of the businesses of the Company and its Subsidiaries as currently conducted (collectively, the "BUSINESS") does not conflict with or infringe in any way any proprietary right of any third party, which conflict or infringement would have a Company Material Adverse Effect, and there is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) alleging any such conflict or infringement with any third party's proprietary rights, or (ii) challenging the ownership, use, validity or enforceability of the Intellectual Property.

    (d) The Computer Software used by the Company or any of its Subsidiaries in the conduct of the Business is either: (i) owned by the Company or such Subsidiary of the Company, as the case may be, as the result of internal development by an employee of the Company or such Subsidiary of the Company; (ii) developed on behalf of the Company or any of its Subsidiaries by a consultant or contractor and all ownership rights therein have been assigned or otherwise transferred to or vested in the Company or such Subsidiary of the Company, as the case may be; or (iii) licensed or acquired from a third party pursuant to a written license, assignment, or other Contract which is in full force and effect and of which neither the Company nor any of its Subsidiaries is in material breach. Except as set forth on Schedule 4.13(d),
(x) no third party has had access to any of the source code for any of the Computer Software described in clause (i) or (ii) hereof and (y) no act has been done or omitted to be done by the Company or any of its Subsidiaries to impair or dedicate to the public or entitle any Governmental Entity to hold abandoned any of such Computer Software.

    (e)  For purposes of this Agreement, the term "COMPUTER SOFTWARE" shall mean
(i) any and all computer programs consisting of sets of statements and instructions to be used directly or indirectly in computer software or firmware,
(ii) databases and compilations, including without limitation any and all data and collections of data, whether machine readable or otherwise, (iii) all versions of the foregoing (x) including without limitation all screen displays and designs thereof, and all component modules of source code or object code or natural language code therefor, and (y) whether recorded on papers, magnetic media or other electronic or non-electronic device, (iv) all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (v) all documentation, including without limitation all technical and user manuals and training materials, relating to the foregoing.

    Section 4.14   COMPLIANCE  WITH APPLICABLE  LAW.   Except  as set  forth  on
Schedule 4.14 or as disclosed in the Company SEC Reports, (i) the Company and its Subsidiaries hold, and are in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the current and proposed conduct of their respective businesses ("COMPANY PERMITS"), except for failures to hold or to comply with such permits, licenses, exemptions, orders and approvals which would not have a Company Material Adverse Effect, (ii) no fact exists or event has occurred, and no action or proceeding is pending or, to the Company's knowledge, threatened, that has a reasonable possibility of resulting in a revocation, non-renewal, termination, suspension or other material impairment of any material Company Permits, (iii) the businesses of the Company and its Subsidiaries are not being conducted in violation of any applicable law, ordinance, regulation, judgment, decree or order of any Governmental Entity ("APPLICABLE LAW"), except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Company Material Adverse Effect, and
(iv) to the knowledge of the Company, (x) no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened and (y) no Governmental Entity has indicated an intention to conduct the same, other than, in each case, those which the Company reasonably believes will not have a Company Material Adverse Effect.

    Section 4.15 INFORMATION IN DISCLOSURE DOCUMENTS AND REGISTRATION STATEMENT. None of the information to be supplied by the Company or Comdata for inclusion in (i) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the "REGISTRATION STATEMENT") or (ii) the joint proxy statement to be distributed in connection with Parent's and the Company's meetings of stockholders to vote upon this Agreement (the "PROXY STATEMENT") will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or its representatives for inclusion in the Proxy Statement or with respect to information concerning Parent or any of its Subsidiaries incorporated by reference in the Proxy Statement.

    Section 4.16  EMPLOYEE BENEFIT PLANS; ERISA.

    (a) Schedule 4.16 hereto sets forth a true and complete list of each material employee benefit plan, arrangement or agreement that is maintained, or was maintained at any time during the five (5) calendar years preceding the date of this Agreement (the "COMPANY PLANS"), by the Company or by any trade or business, whether or not incorporated (a "COMPANY ERISA AFFILIATE"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    (b) Each of the Company Plans that is subject to ERISA is and has been in compliance with ERISA and the Code in all material respects; each of the Company Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified; no Company Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any Company ERISA Affiliate has incurred, directly or indirectly, any material liability (including any material contingent liability) to or on account of a Company Plan pursuant to Title IV of ERISA; no proceedings have been instituted to terminate any Company Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(b) of ERISA, has occurred with respect to any Company Plan; and no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring a liability to or on account of a Company Plan pursuant to Title IV of ERISA.

    (c) The current value of the assets of each of the Company Plans that are subject to Title IV of ERISA, based upon the actuarial assumptions (to the extent reasonable) presently used by the Company Plans, exceeds the present value of the accrued benefits under each such Company Plan; no Company Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Company Plan is a multiple employer plan as defined in Section 413 of the Code; and all material contributions or other amounts payable by the Company as of the Effective Time with respect to each Company Plan in respect of current or prior plan years have been either paid or accrued on the balance sheet of the Company. To the best knowledge of the Company, there are no material pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Plans or any trusts related thereto.

    (d) Neither the Company nor any Company ERISA Affiliate, nor any Company Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Company ERISA Affiliate, any Company Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Plan or any such trust could be subject to either a material civil penalty assessed pursuant to
Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code. No Company Plan provides death or medical benefits (whether or not insured), with respect to current or former employees of the Company or any Company ERISA Affiliate beyond their retirement or other termination of service other than (i) coverage mandated by applicable law or
(ii) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA).

    Section 4.17 ENVIRONMENTAL LAWS AND REGULATIONS. (a) Except as set forth on Schedule 4.17(a) and except for matters which would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse
Effect: (i) the Company and its Subsidiaries are and have been in compliance with, and there are no outstanding allegations by any person or entity that the Company or its Subsidiaries has not been in compliance with, all applicable laws, rules, regulations, common law, ordinances, decrees, orders or other binding legal requirements relating to pollution (including the treatment, storage and disposal of wastes and the remediation of releases and threatened of materials), the preservation of the environment, and the exposure to materials in the environment or work place ("ENVIRONMENTAL LAWS") and (ii) the Company and its Subsidiaries currently hold all permits, licenses, registrations and other governmental authorizations (including exemptions, waivers, and the like) and financial assurance required under Environmental Laws for the Company and its Subsidiaries to operate their businesses as currently conducted.

    (b) Except as set forth on Schedule 4.17(b), (i) to the knowledge of the Company, there is no friable asbestos-containing material in or on any real property currently owned, leased or operated by the Company or its Subsidiaries and (ii) there are and have been no underground storage tanks (whether or not required to be registered under any applicable law), dumps, landfills, lagoons, surface impoundments, injection wells or other land disposal units in or on any property currently owned, leased or operated by the Company or its Subsidiaries.

    (c) Except as set forth on Schedule 4.17(c), (i) neither the Company nor its Subsidiaries has received (x) any written communication from any person stating or alleging that any of them may be a potentially responsible party under any Environmental Law (including, without limitation, the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended) with respect to any actual or alleged environmental contamination or (y) any request for information under any Environmental Law from any Governmental Entity with respect to any actual or alleged material environmental contamination; and
(ii) none of the Company, its Subsidiaries or any Governmental Entity is conducting or has conducted (or, to the knowledge of the Company, is threatening to conduct) any environmental remediation or investigation which could result in a material liability of the Company or its Subsidiaries under any Environmental Law.

    Section 4.18 VOTE REQUIRED. The affirmative vote of (i) the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote thereon, consisting of the Company Common Stock voting together as a single class with the holders of the Seris B Preferred and the Seris C Preferred (with such Seris B Preferred and Seris C Preferred holders being entitled to one vote for each share of Company Common Stock into which such shares of Company Preferred Stock so held would be convertible on the record date set for the vote), (ii) the holders of a majority of the outstanding shares of Series B Preferred, voting as a separate class, and (iii) the holders of a majority of the outstanding shares of Seris C Preferred, voting as a separate class, are the only votes of the holders of any class or series of the Company's capital stock necessary to approve the Merger. The Board of Directors of the Company (at a meeting duly called and held) has unanimously (i) approved this Agreement and the Voting Agreement, (ii) determined that the transactions contemplated hereby and thereby are fair to and in the best interests of the holders of Company Common Stock and Company Preferred Stock and (iii) determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to such holders for approval and adoption.

    Section 4.19 OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Lazard Freres & Co LLC ("LAZARD FRERES"), dated August 23, 1995, substantially to the effect that the consideration to be received in the Merger by the holders of Company Common Stock and Company Preferred Stock is fair to such holders from a financial point of view, a copy of which opinion has been delivered to Parent.

    Section 4.20 ACCOUNTING MATTERS. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or stockholders, has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases pursuant thereto and the pronouncements of the SEC.

    Section 4.21 DGCL SECTION 203. Prior to the date hereof, the Board of Directors of the Company has approved this Agreement and the Voting Agreement, and the Merger and the other transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and any of such other transactions the provisions of Section 203 of the DGCL.

    Section 4.22 LABOR MATTERS. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other understanding with a labor union or labor organization and, to the knowledge of the Company, there is no activity involving any employees of the Company or its Subsidiaries seeking to certify a collective bargaining unit or engaging in any other organizational activity.

    Section 4.23 AFFILIATE TRANSACTIONS. Except as set forth in Schedule 4.23 or as disclosed in the Company SEC Reports, there are no material Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries,

(ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

    Section 4.24 BROKERS. Except for its financial advisor, Lazard Freres, no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF PARENT

    Parent represents and warrants to the Company as follows:

    Section 5.1 ORGANIZATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified will not have a material adverse effect individually or in the aggregate, on the financial condition, results of operations, business, assets, liabilities, prospects or properties of Parent and its Subsidiaries taken as a whole or on the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement (a "PARENT MATERIAL ADVERSE EFFECT"). Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub has not engaged in any business (other than in connection with this Agreement and the transactions contemplated hereby) since the date of its incorporation. Schedule 5.1 contains a complete and accurate list of all Subsidiaries of Parent.

    Section 5.2  CAPITALIZATION.

    (a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 750,000 shares of Preferred Stock, par value $100.00 per share ("PARENT PREFERRED STOCK"), of Parent. As of August 22, 1995, (i) 45,694,208 shares of Parent Common Stock were issued and outstanding, (ii) 50,600 shares of Parent Preferred Stock were designated as a series of "5 1/2% Cumulative Convertible Exchangeable Preferred Stock," of which 47,200 shares were issued and outstanding (with 4,720,000 depositary shares, each representing a 1/100th interest in a share of such series of Parent Preferred Stock, also issued and outstanding), (iii) options to acquire 3,802,072 shares of Parent Common Stock (the "PARENT STOCK OPTIONS") were outstanding under all stock option plans of Parent, (iv) 3,545,129 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Stock Options and all other employee benefit plans of Parent, and (v) 10,384,000 shares of Parent Common Stock were reserved for issuance upon the conversion of the outstanding Parent Preferred Stock. All of the outstanding shares of capital stock of Parent are, and the shares of Parent Common Stock issuable in exchange for shares of Company Common Stock and Company Preferred Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable.

    (b) The authorized capital stock of Sub consists of 1,000 shares of Sub Common Stock, of which 1,000 shares, as of the date hereof, were issued and outstanding. All of such outstanding shares are owned by Parent, and are validly issued, fully paid and nonassessable.

    (c) Except as disclosed in this Section 5.2, and except for up to 1,100,000 shares of Parent Common Stock reserved for issuance pending consummation of Parent's planned transaction with Resumix, Inc. (the "RESUMIX TRANSACTION"), (i) there are no outstanding Rights to purchase or otherwise to receive from Parent or Sub any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of Parent or Sub, (ii) there is no outstanding security of any kind convertible into or exchangeable for such capital stock, and (iii) there is no voting trust or other agreement or understanding to which Parent or Sub is a party or is bound with respect to the voting of the capital stock of Parent or Sub.

    Section 5.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Sub and the consummation by Parent and Sub of the transactions contemplated on its part hereby have been duly authorized by their respective Boards of Directors, and by Parent as the sole stockholder of Sub, and, except for the approval of Parent's stockholders to be sought at the stockholders' meeting contemplated by Section 7.4(b), no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or for Parent and Sub to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid and binding agreement of each of Parent and Sub, enforceable against Parent and Sub in accordance with its terms.

    Section 5.4 CONSENTS AND APPROVALS; NO VIOLATIONS. Neither the execution, delivery and performance of this Agreement by Parent or Sub, nor the consummation by Parent or Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Parent or of Sub, (ii) require a filing with, or a permit, authorization, consent or approval of, any Governmental Entity except in connection with or in order to comply with the applicable provisions of the HSR Act, the Securities Act, the Exchange Act, the NJCCA, the NGCA, state banking laws, state laws governing the issuance of financial instruments or the transfer of funds, state or foreign laws relating to take-overs, if applicable, state securities or "blue sky" laws, the By-Laws of the NYSE and other exchanges on which the shares of Parent Common Stock are listed, and the filing and recordation of a Certificate of Merger as required by the DGCL, (iii) except as set forth on Schedule 5.4 hereto, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any material Contract to which Parent or Sub is a party or by which either of them or any of their properties or assets may be bound or (iv) violate any law, order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to Parent, Sub or any of their properties or assets, except, in the case of clauses (ii), (iii) and (iv), where the failure to make such filing or obtain such authorization, consent or approval would not have, or where such violations, breaches or defaults or Liens would not have, in any such case, a Parent Material Adverse Effect.

    Section 5.5 REPORTS AND FINANCIAL STATEMENTS. Parent has timely filed all reports required to be filed with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 1994 (collectively, the "PARENT SEC REPORTS"), and has previously made available to the Company true and complete copies of all such Parent SEC Reports. Such Parent SEC Reports, as of their respective dates, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Reports have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as otherwise noted therein or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of unaudited statements, to normal, recurring year-end adjustments and any other adjustments described therein) the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods then ended. Since January 1, 1994, there has been no change in any of the significant accounting (including tax accounting) policies, practices or procedures of the Parent or, except as set forth on Schedule 5.5, any of its consolidated Subsidiaries.

    Section 5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS; MATERIAL CONTRACTS. Except as set forth in the Parent SEC Reports, and except for the Resumix Transaction, since December 31, 1994, (i) Parent has not conducted its business and operations other than in the ordinary course of business and consistent with past practices or taken any of the actions set forth in Section 6.2(b) and (ii) there has not been any fact, event, circumstance or change affecting or relating to Parent and its Subsidiaries which has had or is reasonably likely to have a Parent Material Adverse Effect.

    Section 5.7 LITIGATION. Except for litigation disclosed in the notes to the financial statements included in Parent's Annual Report to Stockholders for the year ended December 31, 1994 or in the Parent SEC Reports filed subsequent thereto, there is no suit, action, proceeding or investigation pending or, to the best knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, the outcome of which, in the reasonable judgment of Parent, is likely to have a Parent Material Adverse Effect; nor is there any judgment, decree, injunction, ruling or order of any Governmental Entity outstanding against Parent or any of its Subsidiaries having, or which is reasonably likely to have, a Parent Material Adverse Effect.

    Section 5.8 ABSENCE OF UNDISCLOSED LIABILITIES. Except for liabilities or obligations which are accrued or reserved against in Parent's financial statements (or reflected in the notes thereto) included in the Parent SEC Reports or which were incurred after June 30, 1995 in the ordinary course of business and consistent with past practice none of Parent and its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto) or which would have a Parent Material Adverse Effect.

    Section 5.9 NO DEFAULT. Neither Parent nor any Subsidiary of Parent is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its charter, by-laws or comparable organizational documents,
(ii) Contracts to which Parent or its Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to Parent or any of its Subsidiaries, except, in the case of clauses
(ii) and (iii) above, for defaults or violations which would not have a Parent Material Adverse Effect.

    Section 5.10 TAXES. Parent has heretofore delivered or will make available to the Company true, correct and complete copies of the consolidated federal, state, local and foreign income, franchise, sales and other Tax Returns filed by Parent and its Subsidiaries for each of the Parent's years ended December 31, 1994, 1993, 1992, 1991, 1990, 1989 and 1988 inclusive. Parent has duly filed, and each of its Subsidiaries has duly filed, all material federal, state, local and foreign income, franchise, sales and other Tax Returns required to be filed by Parent or the Subsidiaries of Parent. All such Tax Returns are true, correct and complete, in all material respects, and Parent and the Subsidiaries of Parent have duly paid all Taxes shown on such Tax Returns and has paid or made adequate provision for payment of all accrued but unpaid material Taxes in respect of all periods since the periods covered by such Tax Returns. Parent has heretofore delivered or will make available to the Company true, correct and complete copies of all written tax-sharing agreements and written descriptions of all such unwritten agreements or arrangements to which Parent or any Subsidiary of Parent is a party. All material deficiencies assessed as a result of any examination of Tax Returns of Parent or the Subsidiaries of Parent by federal, state, local or foreign tax authorities have been paid or reserved on the financial statements of Parent in accordance with GAAP consistently applied, and true, correct and complete copies of all revenue agent's reports, "30-day letters," or "90-day letters" or similar written statements proposing or asserting any Tax deficiency against Parent or the Subsidiaries of Parent for any open year have been heretofore delivered to the Company. No material issue has been raised during the past five years by any federal, state, local or foreign taxing authority which, if raised with regard to any other period not so examined, could reasonably be expected to result in a proposed material deficiency for any other period not so examined. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the statutory period of limitations applicable to any claim for any material Taxes. The consolidated federal income tax returns of Parent and the Subsidiaries of Parent have been examined by and settled with the Service for all years through 1986. Neither Parent nor any Subsidiary of Parent (i) is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code;
(ii) has filed a consent under Section 341(f) of the Code with respect to any of Parent or the Subsidiaries of Parent; (iii) has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code; or
(iv) has issued or assumed any corporate acquisition indebtedness, as defined in
Section 279(b) of the Code. Parent and each of the Subsidiaries of Parent have complied (and until the Closing will comply) in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

    Section 5.11 COMPLIANCE WITH APPLICABLE LAW. Except as disclosed in the Parent SEC Reports, (i) Parent and its Subsidiaries hold, and are in compliance with the terms of, all permits, licenses, exemptions, orders and approvals of all Governmental Entities necessary for the current or proposed conduct of their respective businesses ("PARENT PERMITS"), except for failures to hold or to comply with such permits, licenses, exemptions, orders and approvals which would not have a Parent Material Adverse Effect, (ii) no fact exists or event has occurred, and no action or proceeding is pending or, to Parent's knowledge, threatened, that has a reasonable possibility of resulting in a revocation, non-renewal, termination, suspension or other material impairment of any material Parent Permits, (iii) the businesses of Parent and its Subsidiaries are not being conducted in violation of any Applicable Law, except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Parent Material Adverse Effect, and (iv) to the knowledge of Parent, (x) no investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or threatened and (y) no Governmental Entity has indicated an intention to conduct the same, other than, in each case, those which Parent reasonably believes will not have a Parent Material Adverse Effect.

    Section   5.12    INFORMATION  IN   DISCLOSURE  DOCUMENTS  AND  REGISTRATION
STATEMENT. None of the information to be supplied by Parent or Sub for inclusion in (i) the Registration Statement or (ii) the Proxy Statement will in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by Parent with respect to statements made therein based on information supplied by the Company, Comdata or their respective representatives for inclusion in the Registration Statement or the Proxy Statement or with respect to information concerning the Company or any of its Subsidiaries incorporated by reference in the Registration Statement or the Proxy Statement.

    Section 5.13  EMPLOYEE BENEFIT PLANS; ERISA.

    (a) As used in this Agreement, the term "PARENT PLAN" shall mean each material employee benefit plan, arrangement or agreement that is maintained, or was maintained at any time during the five (5) calendar years preceding the date of this Agreement, by Parent or by any trade or business, whether or not incorporated (a "PARENT ERISA AFFILIATE"), which together with Parent would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

    (b) Except as set forth in the Parent SEC Reports and except for matters which would not, individually or in the aggregate, be reasonably expected to result in a Parent Material Adverse Effect: (i) each of the Parent Plans that is subject to ERISA is and has been in compliance with ERISA and the Code; (ii) no Parent Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; (iii) neither Parent nor a Parent ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Parent Plan pursuant to Title IV of ERISA and no condition exists that presents a material risk of incurring such liability; and (iv) no Parent Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA).

    Section 5.14 ENVIRONMENTAL LAWS AND REGULATIONS. (a) Except for matters which would not, individually or in the aggregate, be reasonably expected to result in a Parent Material Adverse Effect: (i) the Parent and its Subsidiaries are and have been in compliance with, and there are no outstanding allegations by any person or entity that the Parent or its Subsidiaries has not been in compliance with, Environmental Laws and

(ii) the Parent and its Subsidiaries currently hold all permits, licenses, registrations and other governmental authorizations (including exemptions, waivers, and the like) and financial assurance required under Environmental Laws for the Parent and its Subsidiaries to operate their businesses as currently conducted.

    (b) Except for matters which would not, individually or in the aggregate, be reasonably expected to result in a Parent Material Adverse Effect: (i) neither Parent nor its Subsidiaries has received (x) any written communication from any person stating or alleging that any of them may be a potentially responsible party under any Environmental Law (including, without limitation, the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended) with respect to any actual or alleged material environmental contamination or (y) any request for information under any Environmental Law from any Governmental Entity with respect to any actual or alleged material environmental contamination; and (ii) none of Parent, its Subsidiaries or any Governmental Entity is conducting or has conducted (or, to the knowledge of
Parent, is threatening to conduct) any environmental remediation or investigation which could result in a material liability of Parent or its Subsidiaries under any Environmental Law.

    Section 5.15 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Parent Common Stock present in person or represented by proxy at the stockholders meeting of Parent described in Section 7.4(b) (provided that the shares so present or represented constitute a majority of the outstanding shares of Parent Common Stock) is the only vote of the holders of any class or series of Parent capital stock necessary to approve the Merger and the issuance of shares of Parent Common Stock pursuant thereto. The affirmative vote of Parent, as the sole stockholder of all outstanding shares of Sub Common Stock, is the only vote of the holders of any class or series of Sub capital stock necessary to approve the Merger. The Board of Directors of Parent (at a meeting duly called and held) has by the unanimous vote of the directors present
(i) approved this Agreement and the Voting Agreement, (ii) determined that the transactions contemplated hereby are fair to and in the best interests of the holders of Parent Common Stock, (iii) determined to recommend this Agreement, the Merger and the other transactions contemplated hereby to such holders for approval and adoption and (iv) caused Parent, as the sole stockholder of Sub, to approve and adopt this Agreement and the Voting Agreement. The Board of Directors of Sub (by unanimous written consent) has approved this Agreement and the Voting Agreement.

    Section 5.16 OPINION OF FINANCIAL ADVISOR. Parent has received the opinion of Bear Stearns & Co. Inc. ("BEAR STEARNS"), dated August 23, 1995, substantially to the effect that the Exchange Ratio is fair to the stockholders of Parent from a financial point of view, a copy of which opinion has been delivered to the Company.

    Section 5.17 ACCOUNTING MATTERS. None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any of their respective directors, officers or stockholders, has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretative releases pursuant thereto and the pronouncements of the SEC.

    Section 5.18 BROKERS. Except for its financial advisor, Bear Stearns, no broker, finder or financial advisor is entitled to any brokerage finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

    Section 6.1 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. Prior to the Effective Time, unless Parent shall otherwise agree in writing, or as otherwise expressly contemplated by this Agreement:

        (a) the Company shall conduct, and cause each of its Subsidiaries to conduct, its business only in the ordinary and usual course consistent with past practice, and the Company shall use, and cause each of its Subsidiaries to use, its reasonable efforts to preserve intact the present business organization, keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it;

        (b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) amend its charter, by-laws or other organizational documents, (ii) split, combine or reclassify any shares of its outstanding capital stock,
    (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, except for the accretion of the regular dividends under the Series B Preferred and the Series C Preferred to the liquidation value thereof, or (iv) directly or indirectly redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its Subsidiaries;

        (c) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) authorize for issuance, issue or sell or agree to issue or sell any shares of, or Rights to acquire or convertible into any shares of, its capital stock or shares of the capital stock of any of its Subsidiaries (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the issuance of shares of Company Common Stock (x) upon the exercise of Company Stock Options outstanding on the date of this Agreement or (y) upon the conversion of the Series B Preferred and the Series C Preferred in accordance with their present terms; (ii) merge or consolidate with another entity; (iii) acquire or purchase an equity interest in or a substantial portion of the assets of another corporation, partnership or other business organization or otherwise acquire any assets outside the ordinary and usual course of business and consistent with past practice or otherwise enter into any material contract, commitment or transaction outside the ordinary and usual course of business consistent with past practice; (iv) sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its assets outside the ordinary and usual course of business and consistent with past practice; (v) incur, assume or prepay any material indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary of the Company or customers of the funds transfer business, in each case in the ordinary course of business and consistent with past practice; (vii) make any loans, advances or capital contributions to, or investments in, any other person, other than to Subsidiaries of the Company; (viii) authorize or make capital expenditures in excess of the amounts currently budgeted therefor; (ix) permit any insurance policy naming the Company or any Subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business; or (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

        (d) the Company shall not, nor shall it permit its Subsidiaries to, (i) adopt, enter into, terminate or amend (except as may be required by Applicable Law) any Company Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in salaried compensation in the ordinary course of business consistent with past practice, or (iii) take any action to fund or in any other way secure, or to accelerate or otherwise remove restrictions with respect to, the payment of compensation or benefits under any employee plan, agreement, contract, arrangement or other Company Plan (including the Company Stock Options);

        (e) the Company shall not, nor shall it permit its Subsidiaries to, take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with GAAP;

        (f) the Company shall not (i) knowingly take or allow to be taken any action which would jeopardize the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (ii) knowingly take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

    Section 6.2 CONDUCT OF BUSINESS BY PARENT PENDING THE MERGER. Prior to the Effective Time, unless the Company shall otherwise agree in writing, or as otherwise expressly contemplated by this Agreement:

        (a) the business of Parent shall be conducted only in the ordinary and usual course consistent with past practice, and Parent shall use its reasonable efforts to preserve intact the present business organization, to keep available the services of its present officers and key employees, and preserve the goodwill of those having business relationships with it;

        (b) Parent shall not (i) amend its Certificate of Incorporation (other than to increase the number of authorized shares of Parent Common Stock) or By-Laws; (ii) split, combine or reclassify any shares of its outstanding capital stock; or (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (other than regular dividends on the Parent Preferred Stock);

        (c) Parent shall not authorize for issuance, issue or sell or agree to issue or sell any shares of, or Rights to acquire or convertible into any shares of, its capital stock, except for (i) the issuance of shares of Parent Common Stock (x) upon the exercise of Parent Stock Options or other Rights outstanding on the date of this Agreement (y) upon the exercise of Rights described in the immediately following clause (ii) or (z) upon the conversion of the Parent Preferred Stock in accordance with its present terms, (ii) the issuance of Rights pursuant to existing employee benefit plans or arrangements in a manner consistent with past practice, (iii) the issuance of 5 1/2% Convertible Subordinated Debentures Due 2008 of Parent in exchange for Parent Preferred Stock (or the underlying depositary shares), and (iv) the issuance of shares of Parent Common Stock in connection with the Resumix Transaction;

        (d) neither Parent nor Sub shall take any action with respect to, or make any material change in, its accounting or tax policies or procedures, except as required by law or to comply with GAAP;

        (e) neither Parent nor Sub shall (i) knowingly take or allow to be taken any action which would jeopardize the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (ii) knowingly take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

    Section 6.3 CONDUCT OF BUSINESS OF SUB. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. It is understood that Sub was formed by Parent solely for the purpose of effecting the Merger, and that Sub will have no material assets and no material liabilities prior to the Merger.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

    Section 7.1 ACCESS AND INFORMATION. Each of the Company and Parent shall (and shall cause its Subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other and to the other's officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives reasonable access during normal business hours throughout the period prior to the Effective Time to all of its books and records (other than privileged documents and, in the case of Parent, documents relating to classified Department of Defense matters) and its properties, plants and personnel and, during such period, each shall furnish promptly to the other a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Unless otherwise required by law, each party agrees that it (and its Subsidiaries and its and their respective representatives) shall hold in confidence all non-public information so acquired in accordance with the terms of the separate confidentiality agreements, respectively dated August 9, 1995 and June 26, 1995, between Parent and the Company (the "CONFIDENTIALITY AGREEMENTS").

    Section 7.2 NO SOLICITATION. Prior to the Effective Time, the Company agrees that neither it, any of its Subsidiaries or its affiliates, nor any of the respective directors, officers, employees, agents or representatives of the foregoing will, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company, Comdata or any other Subsidiary of the Company or the acquisition of all or any significant assets or capital stock of the Company, Comdata or any other Subsidiary of the Company taken as a whole (an "ACQUISITION TRANSACTION") or negotiate, explore or otherwise engage in discussions with any person (other than Parent and its representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding with respect to any such Acquisition Transaction or which would require it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; PROVIDED, HOWEVER, that the Company may, in response to an unsolicited written proposal from a third party, furnish information to and engage in discussions with such third party, in each case only if the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisors and based upon the written opinion of outside counsel to the Company, that failing to take such action would result in a breach of the fiduciary duties of the Board of Directors. The Company agrees that as of the date hereof, it, its Subsidiaries and affiliates, and the respective directors, officers, employees, agents and representatives of the foregoing, shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Transaction. The Company agrees to immediately advise Parent in writing of any inquiries or proposals (or desire to make a proposal) received by (or indicated
to),  any  such  information  requested  from,  or  any  such  negotiations   or
discussions sought to be initiated or continued with, any of it, its Subsidiaries or affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a person (other than Parent and its representatives) with respect to an Acquisition Transaction, and the terms thereof, including the identity of such third party, and to update on an ongoing basis or upon Parent's request, the status thereof, as well as any actions taken or other developments pursuant to this Section 7.2.

    Section 7.3 REGISTRATION STATEMENT. As promptly as practicable, Parent and the Company shall in consultation with each other prepare and file with the SEC the Proxy Statement and Parent in consultation with the Company shall prepare and file with the SEC the Registration Statement. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable. Parent shall also use its reasonable best efforts to take any action required to be taken under state securities or "blue sky" laws in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement in the Merger. The Company shall furnish Parent with all information concerning the Company and the holders of its capital stock and shall take such other action as Parent may reasonably request in connection with the Registration Statement and the issuance of shares of Parent Common Stock. If at any time prior to the Effective Time any event or circumstance relating to Parent, any Subsidiary of Parent, the Company, any Subsidiary of the Company, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

    Section 7.4  PROXY STATEMENTS; STOCKHOLDER APPROVALS.

    (a) The Company, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its Certificate of Incorporation and By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Company Common Stock and of Company Preferred Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, subject to the fiduciary duties of the Board of Directors of the Company under applicable law as advised by outside legal counsel, recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval.

    (b) Parent, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its Certificate of Incorporation and By-Laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of the holders of Parent Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby, and, subject to the fiduciary duties of the Board of Directors of Parent under applicable law as advised by outside counsel, (i) recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of Parent and include in the Proxy Statement such recommendation, and (ii) take all reasonable and lawful action to solicit and obtain such approval.

    (c) Parent and the Company, as promptly as practicable (or with such other timing as they mutually agree), shall cause the definitive Proxy Statement to be mailed to their stockholders.

    (d) At or prior to the Closing, each of Parent and the Company shall deliver to the other a certificate of its Secretary setting forth the voting results from its stockholder meeting.

    Section 7.5  COMPLIANCE WITH THE SECURITIES ACT.

    (a) At least 45 days prior to the Effective Time, each of Parent and the Company shall cause to be delivered to the other a list identifying all persons who were, in its reasonable judgment, at the record date for its stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of such party as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "AFFILIATES").

    (b) Each of Parent and the Company shall use its reasonable best efforts to cause each person who is identified as one of its Affiliates in its list referred to in Section 7.5(a) above to deliver to Parent (with a copy to the Company), at least 30 days prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit B-1, in the case of Affiliates of Parent, and in the form attached hereto as Exhibit B-2, in the case of Affiliates of the Company (the "AFFILIATE LETTERS").

    (c) If any Affiliate of the Company refuses to provide an Affiliate Letter, Parent may place appropriate legends on the certificates evidencing the shares of Parent Common Stock to be received by such Affiliate pursuant to the terms of this Agreement and to issue appropriate stop transfer instructions to the transfer agent for shares of Parent Common Stock to the effect that the shares of Parent Common Stock received by such Affiliate pursuant to this Agreement only may be sold, transferred or otherwise conveyed (i) pursuant to an effective registration statement under the Securities Act, (ii) in compliance with Rule 145 promulgated under the Securities Act, or (iii) pursuant to another exemption under the Securities Act.

    Section 7.6 REASONABLE BEST EFFORTS. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the obtaining of all necessary waivers, consents and approvals and the effecting of all necessary registrations and filings. Without limiting the generality of the foregoing, as promptly as practicable, the Company, Parent and Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to the Confidentiality Agreements, the Company will furnish to Parent and Sub, and Parent and Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to the Confidentiality Agreements, the Company will provide Parent and Sub, and Parent and Sub will provide the Company, with copies of all material written correspondence, filings and communications (or memoranda setting forth the substance thereof) between such party or any of its representatives and any Governmental Entity, with respect to the obtaining of any waivers, consent or approvals and the making of any registrations or filings, in each case that is necessary to consummate the Merger and the other transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of Parent and the Surviving Corporation shall take all such necessary action.

    Section 7.7  VOTING AGREEMENT.   Concurrently herewith, and as an  essential
inducement for Parent's entering into this Agreement, Parent and Sub are entering into the Voting Agreement with certain holders of the Series B Preferred and the Series C Preferred with respect to all such shares of Company Preferred Stock held by such holders.

    Section 7.8 COMPANY STOCK OPTIONS. At the Effective Time, each of the Company Stock Options which is outstanding immediately prior to the Effective Time shall be assumed by Parent and converted automatically into an option to purchase shares of Parent Common Stock (a "NEW OPTION") in an amount and at an exercise price determined as provided below:

        (a) The number of shares of Parent Common Stock to be subject to the New Option shall be equal to the product of the number of shares of Company Common Stock remaining subject (as of immediately prior to the Effective
    Time) to the original option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

        (b) The exercise price per share of Parent Common Stock under the New Option shall be equal to the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. After the Effective Time, each New Option shall be exercisable and shall vest upon the same terms and conditions as were applicable to the related Company Stock Option immediately prior to the Effective Time, except that all references to the Company shall be deemed to be references to Parent. Parent shall file with the SEC a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to the Registration Statement and shall take any action required to be taken under state securities "blue sky" laws for purposes of registering all shares of Parent Common Stock issuable after the Effective Time upon exercise of the New Options, and use all reasonable efforts to have such registration statement or post-effective amendment become effective with respect thereto as promptly as practicable after the Effective Time.

    Section 7.9 EMPLOYEE BENEFITS. Parent agrees to cause the Surviving Corporation, for not less than one year after the Effective Time, (i) to continue to maintain the Company Plans listed on Schedule 4.16 that are in effect as of the date hereof or (ii) to make available to employees of the Surviving Corporation reasonably comparable benefits, considered in the aggregate, under one or more employee benefit plans of Parent or any of its Subsidiaries.

    Section 7.10 PUBLIC ANNOUNCEMENTS. Each of Parent, Sub, and the Company agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement (including the Exhibits hereto) or the transactions contemplated hereby (or thereby) without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; PROVIDED, HOWEVER, that such disclosure can be made without obtaining such prior consent if (i) the disclosure is required by law or by obligations imposed pursuant to any listing agreement with any national securities exchange and (ii) the party making such disclosure has first used its reasonable best efforts to consult with (but not obtain the consent of) the other party about the form and substance of such disclosure.

    Section 7.11 DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. (a) All rights to indemnification, advancement of litigation expenses and limitation of personal liability existing in favor of the directors and officers of the Company and its Subsidiaries under the provisions existing on the date hereof in the Company's Certificate of Incorporation or By-Laws shall, with respect to any matter existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), survive the Effective Time, and, as of the Effective Time, Parent and the Surviving Corporation shall assume all obligations of the Company in respect thereof as to any claim or claims asserted prior to or within a six-year period immediately after the Effective Time.

    (b) For a period of three years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor polices of at least the same coverage and amounts containing terms and conditions which are no less advantageous to former officers and directors of the Company) with respect to claims arising from facts or events which occurred before the Effective Time; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.11(b) more than an amount equal to 150% of current annual premiums paid by the Company for such insurance (the "MAXIMUM AMOUNT") (which premiums the Company represents and warrants to be $180,000 in the aggregate). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation during such three-year period shall maintain or procure as much coverage as possible for an annual premium not to exceed the Maximum Amount.

    Section 7.12 EXPENSES. Except as otherwise set forth in Section 9.2(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement (including the Exhibits hereto) and the transactions contemplated hereby (and thereby) shall be paid by the party incurring such expenses, except that (i) the filing fee in connection with filings under the HSR Act, (ii) the expenses incurred in connection with printing the Registration Statement and the Proxy Statement and (iii) the filing fee with the SEC relating to the Registration Statement or the Proxy Statement will be shared equally by Parent and the Company.

    Section 7.13 COMPANY DEBT. The Company (a) acknowledges that it is aware that Parent may determine to commence or request Comdata to commence, prior to the Effective Time, an offer to purchase (the "DEBT TENDER OFFER") at least a majority in principal amount of Comdata's outstanding 12.5% Senior Notes due 1999 and 13.25% Senior Subordinated Debentures due 2002 (collectively, the "SENIOR NOTES") and may solicit, or request Comdata to solicit, consents to amend certain covenants contained in the indentures relating to the Senior Notes and (b) agrees (i) that, if Parent determines to so commence the Debt Tender Offer, the Company will reasonably cooperate, and cause Comdata so to cooperate, with Parent in connection with the making of the Debt Tender Offer (including in connection with any solicitation of consents) and in connection with Parent's obtaining of financing therefor and for any other refinancing of other outstanding debt of the Company or its Subsidiaries (together with the Senior Notes, the "COMPANY DEBT"), (ii) that, if Parent so requests, it will commence and make the Debt Tender Offer (and the solicitation of consents) itself, upon terms and conditions as advised by Parent (it being understood, however, that the prior occurrence of the Closing will be a condition to the closing of the Debt Tender Offer) and (iii) that it will use, and cause Comdata to use, its reasonable best efforts to prevent the occurrence, as a result of the Merger and the other transactions contemplated by this Agreement or otherwise, of any event which constitutes a default (or an event which with notice or lapse of time or both would become a default) under any of the Company Debt.

    Section 7.14 LISTING APPLICATION. Parent will use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement in the Merger (as well as the shares of Parent Common Stock issuable after the Effective Time upon exercise of the New Options) to be listed for trading on the NYSE.

    Section 7.15 SUPPLEMENTAL DISCLOSURE. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and
(ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 7.15 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VIII of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

    Section 7.16  LETTERS OF ACCOUNTANTS.

    (a) Parent shall use all reasonable efforts to cause to be delivered to the Company (i) a letter of KPMG Peat Marwick LLP, Parent's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to the Effective Time, and (ii) the letter referred to in 8.1(g).

    (b) The Company shall use all reasonable best efforts to cause to be delivered to Parent (i) a letter of Arthur Andersen LLP, the Company's independent auditors, dated a date within two business days before the date on which the Registration State shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to the Effective Time, and (ii) the letter referred to in 8.1(g).

    Section 7.17 DIRECTORS OF PARENT. Parent agrees that, promptly after the Effective Time, Parent shall take such action as may be necessary to enable two non-management designees of the Company, which designees shall be acceptable to Parent, to be appointed to the Board of Directors of Parent.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

    Section 8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) HSR APPROVAL. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

        (b) STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved and adopted by (i) the requisite vote (as described in Section 4.19) of the stockholders of the Company and (ii) by the requisite vote (as described in Section 5.13) of the stockholders of Parent, in each case, in accordance with applicable law.

        (c)   NYSE LISTING.   The shares of Parent  Common Stock issuable to the
    holders of Company Stock pursuant to this Agreement in the Merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

        (d)   REGISTRATION STATEMENT.   The  Registration Statement  shall  have
    become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

        (e) NO ORDER. No Governmental Entity (including a federal or state court) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; PROVIDED, HOWEVER, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

        (f) APPROVALS. Other than the filing of Merger documents in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity that are listed on Schedule 8.1(f), or the failure of which to obtain, make or occur would have a material adverse effect at or after the Effective Time on

    (i) Parent or (ii) the Surviving Corporation and Comdata, taken as a whole shall have been obtained, been filed or have occurred. Parent shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the shares of Parent Common Stock pursuant to this Agreement in the Merger.

        (g) "POOLING LETTERS." The Company and Parent shall have each received from Arthur Andersen LLP and KPMG Peat Marwick LLP, respectively, a letter, dated not earlier than five (5) days prior to the Closing Date, to the effect that, subject to customary qualifications, the Merger qualifies for pooling of interests treatment for financial reporting purposes and that such treatment is in accordance with GAAP.

        (h) NO OWNERSHIP CHANGE. Each of Parent and the Company shall have determined (i) based on the existence (or absence) of filings with the SEC on Schedules 13D, 13F, 13G (or any similar schedules), that no "ownership change," within the meaning of Section 382(g) of the Code, shall have occurred with respect to Parent after the date hereof and (ii) based on the existence or absence of the aforesaid filings and the number of shares of Parent Common Stock to be issued in connection with the Merger, that effecting the Merger will not cause such an ownership change to occur with respect to Parent.

    Section 8.2 CONDITIONS TO OBLIGATIONS OF PARENT AND SUB TO EFFECT THE MERGER. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. (i) The aggregate effect of all inaccuracies in the representations and warranties of the Company set forth in this Agreement does not and will not have a Company Material Adverse Effect and (ii) the representations and warranties of the Company that are qualified with reference to a Company Material Adverse Effect or materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made at and as of the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. Each of the Company and its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

        (c)    AFFILIATE  LETTERS.   Parent  shall have  received  the Affiliate
    Letters from  each of  the Affiliates  of the  Company, as  contemplated  in
    Section 7.5.

        (d) TAX OPINION OF COUNSEL. Parent shall have received (i) an opinion of Hogan & Hartson, special tax counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that no gain or loss will be recognized by the Company, Parent or Sub as a result of the Merger and (ii) the opinion provided for in Section 8.3(d) addressed to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time.

        (e) LETTERS OF RESIGNATION. Parent and Sub shall have received letters of resignation addressed to the Company from the members of the Company's board of directors and letters of resignation addressed to Comdata from the members of Comdata's board of directors, which resignations shall be effective as of the Effective Time.

        (f) DISSENTING SHARES. The aggregate number of shares of Company Common Stock into which all Dissenting Shares are convertible shall not constitute more than 5% of the number of shares of

    Company Common Stock outstanding as of immediately prior to the Effective Time (calculated assuming full conversion of all then issued and outstanding shares of Company Preferred Stock but no other dilution).

    Section 8.3 CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

        (a) REPRESENTATIONS AND WARRANTIES. (i) The aggregate effect of all inaccuracies in the representations and warranties of Parent set forth in this Agreement does not and will not have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent contained in this Agreement that are qualified with reference to a Parent Material Adverse Effect or materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects as of the date hereof, and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time as though made on and as of the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND SUB. Each of Parent and Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

        (c) AFFILIATE LETTERS. The Company shall have received the Affiliate Letters from the Affiliates of Parent as contemplated in Section 7.5.

        (d) TAX OPINION OF COUNSEL. The Company shall have received an opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol ("Reboul MacMurray") in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of
    Section 368(a) of the Code and that accordingly:

           (i) No gain or loss will be recognized by the stockholders of the Company who exchange their Company Stock solely for shares of Parent Common Stock pursuant to the Merger (except to the extent that cash is received in lieu of a fractional share interest);

           (ii) The aggregate basis of the shares of Parent Common Stock received by stockholders in the Merger will be the same as the aggregate basis of the Company Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

          (iii) The holding period of the shares of Parent Common Stock received by stockholders in the Merger will include the period during which the shares of Company Stock surrendered in exchange therefor were held, provided such shares were held as a capital asset at the Effective Time; and

           (iv) No gain or loss will be recognized by the Company, Parent or Sub as a result of the Merger.

    In rendering such opinion Reboul MacMurray may require and rely upon representations contained in certificates of officers of Parent, Sub and the Company, certain principal stockholders and others.

                                   ARTICLE IX

                                  TERMINATION

    Section 9.1   TERMINATION.   This Agreement may  be terminated  at any  time
prior   to  the  Effective  Time,  whether  before  or  after  approval  by  the stockholders of Parent or the Company:

        (a) by mutual consent of Parent and the Company;

        (b) by either Parent or the Company, if (i) the Merger shall not have been consummated before February 29, 1996 or (ii) the approval of the stockholders of each of Parent and the Company required by Sections 5.15 and 4.18, respectively, shall not have been obtained at a meeting duly convened therefor or any adjournment thereof (unless, in the case of any such termination pursuant to this Section 9.1(b), the failure to so consummate the Merger by such date or to obtain such stockholder approval shall have been caused by the action or failure to act of the party (or its Subsidiaries) seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement);

        (c) by either Parent or the Company, if any permanent injunction or action by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall have become final and nonappealable; PROVIDED, HOWEVER, that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used all reasonable efforts to remove such injunction or overturn such action;

        (d) by Parent, if (i) there has been a breach of any representations or warranties of the Company set forth herein the effect of which is a Company Material Adverse Effect, (ii) there has been a breach in any material respect of any of the covenants or agreements set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company, (iii) the Board of Directors of the Company (x) withdraws or amends or modifies in a manner adverse to Parent or Sub its recommendation or approval in respect of this Agreement or the Merger after the Company (or any of its Subsidiaries or affiliates) has received, or there has been publicly announced or otherwise made to the Company's stockholders, a bona fide offer or proposal with respect to an Acquisition Transaction (it being understood that a press release issued by the Company which merely indicates the receipt and consideration of an Acquisition Transaction, in accordance with the proviso to the first sentence of Section 7.2, shall not be deemed to be such an amendment or modification or an action described in the parenthetical in the immediately following clause (y)), (y) makes any recommendation with respect to an Acquisition Transaction (including making no recommendation or stating an inability to make a recommendation), other than a recommendation to reject such Acquisition Transaction, or (z) takes any action that would be prohibited by Section 7.2, or (iv) any corporation, partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act) ("ACQUIRING PERSON") other than Parent, or any affiliate or Subsidiary of Parent, shall have become the beneficial owner of more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis); PROVIDED, HOWEVER that "Acquiring Person" shall not include any corporation, partnership, person, other entity or group which beneficially owns as of the date hereof (either on a primary or a fully diluted basis) more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) and which has not after the date hereof increased such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis);

        (e) by the Company, if (i) there has been a breach of any representations or warranties of Parent set forth herein the effect of which is a Parent Material Adverse Effect, (ii) there has been a breach in any material respect of any of the covenants or agreements set forth in this Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent or (iii) such termination is necessary to allow the Company to enter into an Acquisition Transaction that its Board of Directors has determined in good faith, by a majority vote after consultation with its financial advisors and based upon the written opinion of outside counsel to the Company, is more favorable to the stockholders of the Company than the Merger contemplated by this Agreement (provided that the termination described in this clause (iii) shall not be effective unless and until the Company shall have paid to Parent in full the fee and expense reimbursement described in Section 9.2(b)); and

        (f) by Parent, within thirty days of it having determined that the condition set forth in Section 8.1(h) has become incapable of satisfaction.

    Section 9.2  EFFECT OF TERMINATION.

    (a) In the event of termination of this Agreement pursuant to this Article IX, the Merger shall be deemed abandoned and this Agreement shall forthwith become void, without liability on the part of any party hereto, except as provided in this Section 9.2, Section 7.1 and Section 7.12, and except that nothing herein shall relieve any party from liability for any breach of this Agreement.

    (b) If (x) Parent shall have terminated this Agreement pursuant to Sections 9.1(d)(ii) or 9.1(d)(iii) or (y) either (1) Parent or the Company shall have terminated this Agreement pursuant to Section 9.1(b) or (2) Parent shall have terminated this Agreement pursuant to Section 9.1(d)(iv) and, prior to or within one (1) year after any termination described in this clause (y), the Company (or any of its Subsidiaries) shall have directly or indirectly entered into a definitive agreement for, or shall have consummated, an Acquisition Transaction or (z) the Company shall have terminated this Agreement pursuant to Section 9.1(e)(iii), then, in any of such cases, the Company shall pay Parent (A) a termination fee of twenty-five million dollars ($25,000,000), plus (B) an amount, not in excess of two million five hundred thousand dollars ($2,500,000), equal to Parent's actual, documented out-of-pocket expenses directly attributable to the negotiation and execution of this Agreement and the attempted financing and completion of the Debt Tender Offer and the Merger; PROVIDED, HOWEVER, that no fee or expense reimbursement shall be paid pursuant to this Section 9.2(b) if Parent shall be in material breach of its obligations hereunder. Any fees or amounts payable under this Section 9.2(b) shall be paid in same day funds no later than (i) two business days after a termination described in clause (x) of this Section 9.2(b), or (ii) concurrently with or prior to the entering into of the definitive agreement for, or the consummation of, such Acquisition Transaction, in the case of a termination described in clause (y) of this Section 9.2(b) or (iii) concurrently with or prior to a termination described in clause (z) of this Section 9.2(b).

    (c) If Parent shall have terminated this Agreement pursuant to Section 9.1(f), then Parent shall, within five business days after such termination, reimburse the Company for all of its actual, documented out-of-pocket expenses directly attributable to the negotiation and execution of this Agreement, up to a maximum reimbursement of two million five hundred thousand dollars ($2,500,000).

                                   ARTICLE X

                               GENERAL PROVISIONS

    Section 10.1 AMENDMENT AND MODIFICATION. At any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by written agreement (referring specifically to this Agreement) of Parent, Sub and the Company with respect to any of the terms contained herein; PROVIDED, HOWEVER, that after any approval and adoption of this Agreement by the stockholders of Parent or the Company, no such amendment, modification or supplementation shall be made which under applicable law requires the approval of such stockholders, without the further approval of such stockholders.

    Section 10.2 WAIVER. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other,
(ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any documents delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein which may legally be waived. Any such extension or waiver shall be valid only if set forth in an instrument in writing specifically referring to this Agreement and signed on behalf of such party.

    Section 10.3 SURVIVABILITY; INVESTIGATIONS. The respective representations and warranties of Parent and the Company contained herein or in any certificates or other documents delivered prior to or as of the Effective Time (i) shall not be deemed waived or otherwise affected by any investigation made by any party hereto and (ii) shall not survive beyond the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Corporation after the Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

    Section 10.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered personally or by next-day courier or telecopied with confirmation of receipt, to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Any such notice shall be effective upon receipt, if personally delivered or telecopied, or one day after delivery to a courier for next-day delivery.

    (a) If to Parent or Sub, to:

        Ceridian Corporation
        8100 34th Avenue South
        Minneapolis, Minnesota 55425

        Attention: Chief Executive Officer

    with copies to:

       Ceridian Corporation
       8100 34th Avenue South
       Minneapolis, Minnesota 55425

       Attention: Office of General Counsel

       and

       Skadden, Arps, Slate, Meagher & Flom
       919 Third Avenue
       New York, New York 10022

       Attention: Eileen Nugent Simon, Esq.

    (b) if to the Company, to:

        Comdata Holdings Corporation
        5301 Maryland Way
        Brentwood, Tennessee 37027

        Attention: Chief Executive Officer

    with copies to:

       Comdata Holdings Corporation
       5301 Maryland Way
       Brentwood, Tennessee 37027

       Attention: General Counsel

       and

       Reboul, MacMurray, Hewitt, Maynard
         & Kristol
       45 Rockefeller Plaza
       New York, New York 10111

       Attention: Robert A. Schwed, Esq.

    Section 10.5 DESCRIPTIVE HEADINGS; INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References in this Agreement to Sections, Schedules, Exhibits or Articles mean a Section, Schedule, Exhibit or Article of this Agreement unless otherwise indicated. References to this Agreement shall be deemed to include the Exhibits and Schedules hereto, unless the context otherwise requires. The term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a Governmental Entity or an unincorporated organization.

    Section 10.6 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the Schedules and other documents and instruments referred to herein), together with the Voting Agreement and the Confidentiality Agreements, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof. This Agreement is not intended to confer upon any person not a party hereto any rights or remedies hereunder. This Agreement shall not be assigned by operation of law or otherwise; PROVIDED that Parent or Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Sub, as the case may be, of its obligations hereunder.

    Section 10.7   GOVERNING  LAW.   This  Agreement shall  be governed  by  and
construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

    Section 10.8 SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made.

    Section 10.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

    IN WITNESS WHEREFORE, each of Parent, Sub and the Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          CERIDIAN CORPORATION

                                          By: /s/ LAWRENCE PERLMAN

                                             -----------------------------------
                                              Name: Lawrence Perlman
                                              Title: CHAIRMAN AND CHIEF
                                                     EXECUTIVE OFFICER

                                          CONVOY ACQUISITION CORP.

                                          By: /s/ JAMES D. MILLER

                                             -----------------------------------
                                              Name: James D. Miller
                                              Title: PRESIDENT

                                          COMDATA HOLDINGS CORPORATION

                                          By: /s/ GEORGE L. MCTAVISH

                                             -----------------------------------
                                              Name: George L. McTavish
                                              Title: CHAIRMAN AND CHIEF
                                                     EXECUTIVE OFFICER

                                                                       EXHIBIT A

                                VOTING AGREEMENT

          [Included as Appendix D to Joint Proxy Statement/Prospectus]

                                                                     EXHIBIT B-1

                       FORM OF CERIDIAN AFFILIATE LETTER

                                                     , 1995

Ceridian Corporation
8100 34th Avenue South
Minneapolis, Minnesota 55425

Ladies and Gentlemen:

    This letter agreement (this "AGREEMENT") is being delivered in accordance with Section 7.5(b) of the Agreement and Plan of Merger, dated as of August 23, 1995 (the "MERGER AGREEMENT"), by and among Ceridian Corporation, a Delaware corporation ("PARENT"), Convoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ceridian ("SUB"), and Comdata Holdings Corporation, a Delaware corporation (the "COMPANY"). The Merger Agreement provides, among other things, for the merger of Sub with and into the Company (the "MERGER"), pursuant to which shares of the common and preferred stock of the Company outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into shares of Common Stock, par value $.50 per share ("PARENT COMMON STOCK"), of Parent on the basis described in the Merger Agreement.

    The undersigned understands that, because the Merger will be accounted for using the "pooling-of-interests" method and the undersigned may be deemed to be an "affiliate" of Parent (as such term is used (i) in paragraphs (c) and (d) of Rule 145 of the General Rules and Regulations under the Securities Act of 1933, as amended, or (ii) in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Securities and Exchange Commission), the shares of Parent Common Stock or of preferred stock, par value $100 per share ("PARENT PREFERRED STOCK"), of Parent (or depositary shares representing an interest in the same), and any options, warrants or other rights exercisable for or convertible into the same (collectively, "RIGHTS"), which the undersigned holds may be disposed of only in conformity with the limitations described herein. The undersigned has been informed that the treatment of the Merger as a pooling-of-interests for financial accounting purposes is dependent upon the accuracy of certain of the representations and warranties and the compliance with certain of the agreements set forth herein. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent and the surviving corporation in the Merger and will be relied upon by such entities and their respective counsel and accountants.

    1. The undersigned hereby represents, warrants, covenants and agrees as follows:

        (a) The undersigned has full power to execute this Agreement and to make the representations, warranties, covenants and agreements herein and to perform the undersigned's obligations hereunder.

        (b) The undersigned is the beneficial or record owner of all (i) the shares of Parent Common Stock, (ii) the shares of Parent Preferred Stock and
    (iii) the Rights indicated immediately below the undersigned's signature and address on the last page of this Agreement (all such shares and Rights, including any hereafter acquired, the "SHARES"). Except for the Shares, the undersigned does not beneficially or of record own any shares of Parent Common Stock or Parent Preferred Stock or any Rights or other equity securities of Parent.

        (c) The undersigned will not sell, transfer or dispose of (or offer or agree to sell, transfer or dispose of) any of the Shares or in any other way reduce the undersigned's risk of ownership or investment in any of the
    Shares: (i) in the 30-day period immediately preceding the Effective Time; or (ii) after the Effective Time, until Parent shall have publicly released a report including the combined financial results of Parent and the Company for a period of at least 30 days of combined operations of

    Parent and the Company; PROVIDED, HOWEVER, that nothing in this Section 1(c) will be deemed to prohibit charitable contributions of such securities without consideration to transferees who agree to all of the restrictions in this Agreement.

    2. The undersigned also understands that stop transfer instructions will be given to Parent's transfer agent with respect to certificates evidencing the Shares. Such stop transfer instructions will be promptly rescinded upon the publication of the financial report referred to in Section 1(c)(ii) above.

    3. This Agreement will be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of the undersigned and any pledgees holding the Shares as collateral. If the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement will thereupon automatically terminate.

                                          Very truly yours,
                                          ______________________________________
                                          Name:
                                          Address: _____________________________
                                          ______________________________________
                                          ______________________________________

                                          Shares owned beneficially or of
                                          record:
                                          ______________ total Shares,
                                          consisting of:
                                          ______________ shares of Parent Common
                                          Stock;
                                          ______________ shares of Parent
                                          Preferred Stock; and
                                          ______________ shares of Parent Common
                                          Stock subject to options, warrants or
                                          other rights exercisable within 60
                                          days.

Agreed to and accepted:

CERIDIAN CORPORATION

By:

   -----------------------------------
    Name:
    Title:

                                                                     EXHIBIT B-2

                        FORM OF COMDATA AFFILIATE LETTER

                                                     , 1995

Ceridian Corporation
8100 34th Avenue South
Minneapolis, Minnesota 55425

Comdata Holdings Corporation
5301 Maryland Way
Brentwood, Tennessee 37027

Ladies and Gentlemen:

    This letter agreement (this "AGREEMENT") is being delivered in accordance with Section 7.5(b) of the Agreement and Plan of Merger, dated as of August 23, 1995 (the "MERGER AGREEMENT"), by and among Ceridian Corporation, a Delaware corporation ("PARENT"), Convoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ceridian ("SUB"), and Comdata Holdings Corporation, a Delaware corporation (the "COMPANY"). The Merger Agreement provides, among other things, for the merger of Sub with and into the Company (the "MERGER"), pursuant to which (i) each share of the Common Stock, par value $.01 per share ("COMPANY COMMON STOCK"), of the Company and (ii) each share of Preferred Stock, par value $.01 per share ("COMPANY PREFERRED STOCK" and, together with the Company Common Stock, the "COMPANY STOCK"), of the Company will be converted into the right to receive a number of shares of Common Stock, par value $.50 per share ("PARENT COMMON STOCK"), of Parent on the basis described in the Merger Agreement.

    The undersigned understands that as of the date of this letter he, she or it may be deemed to be an "affiliate" of the Company as such term is (i) used in paragraphs (c) and (d) of Rule 145 of the General Rules and Regulations (the "RULES AND REGULATIONS") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "SECURITIES ACT"), or (ii) used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the SEC (an "AFFILIATE").

    1. The undersigned hereby represents, warrants, covenants and agrees as follows:

        (a) The undersigned has full power to execute this Agreement and to make the representations, warranties, covenants and agreements herein and to perform the undersigned's obligations hereunder.

        (b) The undersigned is the beneficial or record owner of all (i) the shares of Company Common Stock, (ii) the shares of Company Preferred Stock and (iii) the options, warrants or other rights exercisable for or convertible into shares of Company Stock (collectively, the "RIGHTS") indicated immediately below the undersigned's signature and address on the last page of this Agreement (all such shares and Rights, including any hereafter acquired, the "COMPANY SHARES"). Except for the Company Shares, the undersigned does not beneficially or of record own any shares of Company Common Stock or Company Preferred Stock or any Rights or other equity securities of the Company.

        (c) The undersigned will not sell, transfer or otherwise dispose of or offer or agree to sell, transfer or dispose of or in any other way reduce the undersigned's risk of ownership or investment in (any of the foregoing, a "DISPOSITION") any of the shares of Parent Common Stock issued to the undersigned in the Merger in exchange for the Company Shares (the "PARENT SHARES") in violation of the Securities Act or the Rules and Regulations.

        (d) The undersigned has carefully read this Agreement and the Merger Agreement and discussed with the undersigned's counsel or counsel for the Company the requirements of such documents and other applicable limitations upon the undersigned's ability to make any Disposition of the Parent Shares.

        (e) The undersigned understands that the issuance of Parent Common Stock pursuant to the Merger has been registered with the SEC under the Securities Act on a Registration Statement on Form S-4 and that, because at the time the Merger is submitted to a vote of the stockholders of the Company, the undersigned may be deemed to be an Affiliate of the Company and the distribution by the undersigned of any shares of Parent Common Stock has not been registered under the Securities Act, the undersigned may not make any Disposition of the Parent Shares unless (i) such Disposition has been registered under the Securities Act, (ii) such Disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Securities Act, or (iii) Parent has received an opinion of counsel, which opinion and counsel shall be reasonably acceptable to Parent, to the effect that such Disposition is otherwise exempt from registration under the Securities Act.

        (f) The undersigned understands that Parent is under no obligation to register any Disposition of Parent Shares by the undersigned or on the undersigned's behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available to the undersigned.

        (g) The undersigned understands that stop transfer instructions will be given to all transfer agents for the Parent Common Stock and that there will placed on the certificates evidencing the Parent Shares, or any replacements or substitutions therefor, a legend stating in substance:

           THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AUGUST 23, 1995 BETWEEN THE REGISTERED HOLDER HEREOF AND CERIDIAN CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CERIDIAN CORPORATION.

        (h) The undersigned also understands that unless a Disposition of the Parent Shares has been registered under the Securities Act or is made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates evidencing any of the Parent Shares issued to any transferee of the undersigned:

           THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

        (i) It is understood and agreed that the legends set forth in Sections 1(g) and 1(h) above shall be removed by delivery of substitute certificates without such legend if the undersigned has delivered to Parent an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a letter from the staff of the SEC, to the effect that such legend is not required for purposes of the Rules and Regulations or the Securities Act.

    2. The undersigned understands that the Merger will be accounted for using the "pooling-of-interests" method and that such treatment for financial accounting purposes is dependent upon the accuracy of certain of the representations and warranties, and the compliance by the undersigned with certain of the covenants and agreements, set forth herein. Accordingly, the undersigned further hereby covenants and agrees (in addition to the other covenants and agreements in this Agreement) that he, she or it will not make any
Disposition: (i) of the Company Shares in the 30-day period immediately preceding the Effective Time; or (ii) of the Parent Shares after the Effective Time until Parent shall have publicly released a report including the combined financial results of Parent and the Company for a period of at least 30 days of combined operations of Parent and the Company; PROVIDED, HOWEVER, that nothing in this Section 2 will be deemed to prohibit charitable contributions of such securities without consideration to transferees who agree to all of the restrictions in this Agreement. The undersigned understands that stop transfer instructions will be give to the transfer agents of Parent and the Company in order to prevent any breach of the covenants and agreements made by the undersigned in this Section 2, although such stop transfer instructions will be promptly rescinded upon the publication of the financial report referred to in clause (ii) of the immediately preceding sentence.

    3. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, the Company and the surviving corporation in the Merger and will be relied upon by such entities and their respective counsel and accountants.

    4. This Agreement will be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of the undersigned and any pledgees holding the Company Shares as collateral. If the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement will thereupon automatically terminate.

                                          Very truly yours,
                                          ______________________________________
                                          Name:
                                          Address: _____________________________
                                          ______________________________________
                                          ______________________________________

                                          Shares owned beneficially or of
                                          record:
                                          ______________ total Shares,
                                          consisting of:
                                          ______________ shares of Company
                                          Common Stock;
                                          ______________ shares of Company
                                          Preferred Stock (Series B);
                                          ______________ shares of Company
                                          Preferred Stock (Series C); and
                                          ______________ shares of Company
                                          Common Stock subject to options,
                                          warrants or other rights exercisable
                                          within 60 days.

Agreed to and accepted:

CERIDIAN CORPORATION

By:

   -----------------------------------
    Name:
    Title:

COMDATA HOLDINGS CORPORATION

By:

   -----------------------------------
    Name:
    Title:

                                                                      APPENDIX B

                           [BEAR STEARNS LETTERHEAD]


                                                                November 8, 1995


Board of Directors
Ceridian Corporation
8100 34th Avenue South
Minneapolis, Minnesota 55426-1640

Dear Sirs and Madams:

    We understand that pursuant to an Agreement and Plan of Merger dated as of August 23, 1995 (the "Agreement") among Ceridian Corporation ("Ceridian"), its wholly-owned subsidiary Convoy Acquisition Corp. ("Sub") and Comdata Holdings Corporation ("Comdata"), Ceridian and Comdata intend to consummate a transaction in which Sub will merge with and into Comdata (the "Merger"), with Comdata as the surviving corporation and a wholly-owned subsidiary of Ceridian, and in which each outstanding share of common stock of Comdata would be converted into the right to receive 0.570 shares (the "Exchange Ratio") of Ceridian common stock, and each outstanding share of Comdata Series B and Series C Convertible Preferred Stock (the "Comdata Preferred Stock") would be converted into the right to receive a number of shares of Ceridian common stock equal to the product of the Exchange Ratio and the number of shares of Comdata common stock into which such share of Comdata Preferred Stock was convertible immediately prior to the effective time of the Merger. We further understand that the Merger will be accounted for as a pooling-of-interests as contemplated by the Agreement.

    You have asked us to render our opinion as to whether the Merger is fair, from a financial point of view, to the stockholders of Ceridian.

    In the course of our analysis for rendering this opinion, we have:

    1.  reviewed the Agreement in substantially the final form;

    2. reviewed Ceridian's and Comdata's respective Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1992 through 1994, and their respective Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1995.

    3. reviewed certain operating and financial information provided to us by the managements of Ceridian and Comdata relating to their respective businesses, including internal projections of future financial results used for planning purposes;

    4. met with certain members of Ceridian's senior management to discuss Ceridian's operations, historical financial statements and future prospects, as well as their views with respect to the operations, historical financial statements and future prospects of Comdata, and their views of the business, operational and strategic benefits, potential synergies and other implications of the Merger;

    5. met with certain members of Comdata's senior management to discuss Comdata's operations, historical financial statements and future prospects, as well as their views of the business, operational and strategic benefits, potential synergies and other implications of the Merger;

    6.  reviewed the pro forma financial impact of the Merger on Ceridian;

    7. reviewed the historical stock prices and trading volumes of the common stocks of Ceridian and Comdata;

    8. reviewed certain publicly available financial information and stock market performance data of other publicly-held companies which we deemed generally comparable to Ceridian and to Comdata;

    9. reviewed the financial terms of certain other recent acquisitions of companies which we deemed generally comparable to Comdata; and

    10. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

    In the course of our review, and subject to the following sentence, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Ceridian and Comdata and the reasonableness of the assumptions made by the managements of Ceridian and Comdata with respect to their respective projected financial results and potential synergies which could be achieved upon consummation of the Merger, and we have not assumed any responsibility for independent verification of such information and we have further relied upon the assurances of the management of Ceridian and the management of Comdata that they are unaware of any facts that would make the information provided to us incomplete or misleading. With respect to Ceridian's and Comdata's projected financial results,  we  have  considered  a  variety  of  factors  that  could  affect the achievability of these results and have developed alternative scenarios reflecting lower results that we have considered in connection with arriving at the opinion set forth below. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Ceridian or Comdata nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

    We have acted as financial advisor to Ceridian in connection with the Merger and will receive a fee for such advisory services, including the rendering of this opinion, payment of a significant portion of which is contingent upon the consummation of the Merger.

    In the ordinary course of our business, we may actively trade the equity securities of Ceridian and Comdata for our own account and for the accounts of customers and accordingly, may, at any time, hold a long or short position in such securities.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger is fair, from a financial point of view, to the stockholders of Ceridian.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.
                                          By: /s/ MICHAEL J. URFIRER

                                            ------------------------------------
                                              Managing Director

                                                                      APPENDIX C
                           [LAZARD FRERES LETTERHEAD]

                                                                 August 23, 1995

The Board of Directors
Comdata Holdings Corporation
5301 Maryland Way
Brentwood, Tennessee 37027

Dear Members of the Board:

    We understand that Comdata Holdings Corporation (the "Company"), Ceridian Corporation ("Ceridian") and a wholly-owned subsidiary of Ceridian ("Merger Subsidiary") are entering into an Agreement and Plan of Merger dated as of August 23, 1995 (the "Agreement"), which provides, among other things, for the merger of Merger Subsidiary with and into the Company (the "Merger"). As more fully set forth in the Agreement, as a result of the Merger (i) each share of Common Stock par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into .570 shares (the "Exchange Ratio") of Commons Stock, par value $0.50 per share, of Ceridian (the "Ceridian Common Stock") and
(ii) each share of Preferred Stock, par value $0.01 per share, of the Company (the "Company Preferred Stock") will be converted into the right to receive a number of shares of Ceridian Common Stock equal to the product of (x) the Exchange Ratio and (y) the number of shares of Company Common Stock into which such share of Company Preferred Stock was convertible as of immediately prior to the effective time of the Merger.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock and Company Preferred Stock of the Exchange Ratio. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement.

    (ii) Analyzed certain historical business and financial information relating to the Company and Ceridian;

   (iii) Reviewed various financial forecasts and other data provided to us by the Company and Ceridian relating to their respective businesses;

    (iv) Held discussions with members of the senior management of the Company and Ceridian with respect to the businesses and prospects of the Company and Ceridian, respectively, the strategic objectives of each, and possible benefits which might be realized following the Merger;

    (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable in whole or in part to the businesses of the Company and Ceridian;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable in whole or in part to those of the Company and Ceridian, and in other industries generally;

   (vii) Reviewed the historical stock prices and trading volumes of the Company Common Stock and Ceridian Common Stock; and

  (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    We have relied upon the accuracy and completeness of the financial and other information provided by the Company and Ceridian to, reviewed by or for or discussed with us or publicly available, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Ceridian nor have we been furnished with any such appraisals. With respect to financial forecasts provided by the Company and Ceridian to, reviewed by or for or discussed with us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company and Ceridian as to the future financial performance of the Company and Ceridian, respectively. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. You have informed us, and we have assumed, that the Merger will be recorded as a pooling of interests in accordance with generally accepted accounting principles.

    Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and does not address the Company's underlying decision to effect the Merger or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

    In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company.

    In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

    Lazard Freres & Co. LLC is acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services upon rendering this opinion.

    This letter and the opinion expressed herein are being delivered pursuant to our engagement by the Company's Board of Directors. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    Based on and subject to the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of the Company Common Stock and the holders of the Company Preferred Stock from a financial point of view.

                                          Very truly yours,

                                          Lazard Freres & Co. LLC
                                          /s/ Lazard Freres & Co. LLC

                                          --------------------------------------

                                                                      APPENDIX D

                                VOTING AGREEMENT

    VOTING AGREEMENT, dated as of August 23, 1995 (this "AGREEMENT"), among Ceridian Corporation, a Delaware corporation ("PARENT"), Convoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("SUB"), and each other person and entity set forth on the signature pages hereof (each, a "STOCKHOLDER" and, collectively, the "STOCKHOLDERS").

    WHEREAS, Parent, Sub and Comdata Holdings Corporation, a Delaware Corporation (the "COMPANY"), concurrently with the execution and delivery of this Agreement, will enter into an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), providing for, among other things, the merger of Sub with and into the Company (the "MERGER");

    WHEREAS, as of the date hereof, each Stockholder owns (either beneficially or of record) (i) the number of shares of Preferred Stock, par value $.01 per share ("COMPANY PREFERRED STOCK"), of the Company that have been designated as Series B Convertible Preferred Stock (the "SERIES B PREFERRED") and (ii) the number of shares of Company Preferred Stock that have been designated as Series C Convertible Preferred Stock (the "SERIES C PREFERRED"), in each case, set forth opposite such Stockholder's name on the signature pages hereof (all such shares, including any shares of Company Preferred Stock which are issued upon exercise of any options, rights or similar arrangements held by the Stockholders, and any shares of Company Preferred Stock hereafter acquired (including as dividends) by the Stockholders being referred to as the "SHARES");

    WHEREAS, approval of the Merger requires, among other things, the affirmative vote of (i) the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote thereon (a "STOCKHOLDER VOTE OF ALL CLASSES"), consisting of the shares of the Common Stock, par value $.01 per share ("COMPANY COMMON STOCK"), of the Company voting together as a single class with the holders of the Series B Preferred and the Series C Preferred (with such Series B Preferred and Series C Preferred holders being entitled to one vote for each share of Company Common Stock into which such shares of Company Preferred Stock so held would be convertible on the record date set for the vote), (ii) the holders of a majority of the outstanding shares of Series B Preferred, voting as a separate class (a "CLASS B VOTE"), and (iii) the holders of a majority of the outstanding shares of Series C Preferred, voting as a separate class (a "CLASS C VOTE");

    WHEREAS, as a condition to the willingness of Parent and Sub to enter into the Merger Agreement, Parent and Sub have required that the Stockholders agree, and in order to induce Parent and Sub to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement with respect to the Shares.

    NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                VOTING OF SHARES

    Section 1.1 VOTING AGREEMENT. Each Stockholder agrees that, during the time this Agreement is in effect, at any annual, special or other meeting of stockholders of the Company (of whatever class or classes), and at any adjournment or adjournments thereof, and in any action by consent in lieu of a meeting or otherwise, such Stockholder will vote all of its Shares (i) in favor of approval and adoption of the Merger Agreement (as amended from time to time), the Merger and the other transactions contemplated thereby, and (ii) against any proposals or agreements providing for any recapitalization, merger, consolidation, sale of assets, reorganization, liquidation or business combination involving the Company or any of its subsidiaries (other than the Merger and the Merger Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled. The provisions of this Section 1.1 shall bind and obligate each Stockholder with respect to each Class B Vote, each Class C Vote and, subject to the immediately following sentence, each Stockholder Vote of All Classes. Notwithstanding the foregoing, the provisions of this Section 1.1 shall not bind or obligate any Stockholder with respect to a Stockholder Vote of All Classes if, prior to such vote, the designee of such Stockholder on the Board of Directors of the Company, in the good faith exercise of his or her fiduciary duty under applicable law as a director of the Company, shall have withdrawn, amended or modified in a manner adverse to Parent or Sub his or her recommendation or approval in respect of the Merger Agreement or the Merger. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

    Each Stockholder hereby represents and warrants to each of Parent and Sub as follows:

    Section 2.1 AUTHORITY RELATIVE TO THIS AGREEMENT. Such Stockholder (if it is a corporation, partnership or other legal entity) is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Such Stockholder has all necessary power and authority (corporate or otherwise) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action (corporate or otherwise) on the part of such Stockholder, and no other proceedings (corporate or otherwise) on the part of such Stockholder are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by or on behalf of such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of each of Parent and Sub, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

    Section 2.2 NO CONFLICT. The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate the charter, by-laws, partnership agreement or comparable organizational documents of such Stockholder (in the case of a Stockholder that is a corporation, partnership or other legal entity), (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Shares owned by such Stockholder are bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance of any kind on any of the Shares pursuant to, any agreement, contract, indenture, notice or instrument to which such Stockholder is a party or by which such Stockholder or the Shares is bound or affected, or (iv) except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended, require on behalf of such Stockholder any filing with or notification to, or any permit, authorization consent or approval of, any governmental or regulatory authority, domestic or foreign.

    Section 2.3 TITLE TO SHARES. The Shares set forth opposite such Stockholder's name on the signature pages hereof constitute all of the shares of Company Preferred Stock owned (either beneficially or of record) by such Stockholder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges, limitations on voting rights or encumbrances of any kind. Such Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

                                  ARTICLE III

                         COVENANTS OF THE STOCKHOLDERS

    Section 3.1 NO INCONSISTENT ARRANGEMENTS. Each Stockholder hereby covenants and agrees that, except as expressly provided in this Agreement, it shall not (i) enter into any contract, option or other agreement or understanding with respect to the voting of the Shares, (ii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares,
(iii) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, (iv) fail to provide any representation with respect to the ownership of its Shares and its intention to continue to hold such Shares that is requested by the Company or its counsel and is reasonably necessary for the rendering by such counsel of the opinion contemplated by Section 8.3(d) of the Merger Agreement or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or in the Merger Agreement. Notwithstanding the foregoing, in the case of any Stockholder who is also a Director of the Company, nothing in this Section 3.1 shall be deemed to deny such Stockholder the benefit, solely in such Stockholder's capacity as a Director of the Company (and not in such Stockholder's capacity as owner of its Shares), of the proviso included in Section 7.2 of the Merger Agreement.

    Section 3.2 CONVERSION OF SHARES. Each Stockholder hereby covenants and agrees that, during the time this Agreement is in effect, it will not convert any of its Shares into shares of Company Common Stock unless, after giving effect to such conversion, such Stockholder, together with the other Stockholders signatory hereto, in the aggregate continue to own at least a majority of the issued and outstanding shares of the class of Company Preferred Stock to which the Shares being converted belong.

    Section 3.3 TRANSFER OF TITLE. Each Stockholder hereby covenants and agrees that, during the time this Agreement is in effect, such Stockholder shall not transfer (including, without limitation, by sale, gift, pledge or other disposition), or consent to any transfer of record or beneficial ownership of, any of the Shares unless the transferee of such Shares agrees in writing prior to any such transfer to be bound by the terms and conditions of this Agreement.

                                   ARTICLE IV

                                 MISCELLANEOUS

    Section 4.1 DURATION. This Agreement shall remain in effect until the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, and thereafter this Agreement shall automatically terminate, without further action by any party hereto.

    Section 4.2 SPECIFIC PERFORMANCE. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, without any requirement for securing or posting any bond, in addition to any other remedy at law or equity.

    Section 4.3 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

    Section 4.4 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the parties hereto and specifically referencing this Agreement.

    Section 4.5 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provisions hereof shall not affect the validity and enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstances, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

    Section 4.6   GOVERNING  LAW.   This  Agreement shall  be governed  by,  and
construed in accordance with, the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

    Section 4.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective as to any Stockholder when one or more counterparts have been signed by each of Parent and Sub and such Stockholder and delivered to Parent and Sub and such Stockholder.

    Section 4.8 NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice): (i) if to Parent or Sub, to its address set forth in Section 10.4 of the Merger Agreement; and (ii) if to a Stockholder, to the address for such Stockholder set forth opposite such Stockholder's name on the signature pages hereof.

    IN WITNESS WHEREOF, each of the Stockholders, Parent and Sub have caused this Agreement to be duly executed on the date hereof.

One World Financial Center                WELSH, CARSON, ANDERSON
200 Liberty Street, Suite 3601            & STOWE IV, L.P.
New York, New York 10281
                                          By WCAS IV Partners,
                                            General Partner

  -- Shares of Series B Preferred Stock   By: /s/ PATRICK J. WELSH
                                             -----------------------------------
12,525 Shares of Series C Preferred       Name: Patrick J. Welsh
 Stock
                                          Title: General Partner

One World Financial Center                WELSH, CARSON, ANDERSON
200 Liberty Street, Suite 3601            & STOWE VI, L.P.
New York, New York 10281
                                          By WCAS VI Partners,
                                            General Partner

101,868 Shares of Series B Preferred      By: /s/ PATRICK J. WELSH
 Stock                                       -----------------------------------
  -- Shares of Series C Preferred Stock   Name: Patrick J. Welsh
                                          Title: General Partner

One World Financial Center                WCAS INFORMATION
200 Liberty Street, Suite 3601            PARTNERS, L.P.
New York, New York 10281
                                          By WCAS INFO Partners,
                                            General Partner

2,038 Shares of Series B Preferred Stock  By: /s/ PATRICK J. WELSH
                                             -----------------------------------
 -- Shares of Series C Preferred Stock    Name: Patrick J. Welsh
                                          Title: General Partner

One World Financial Center                WCAS CAPITAL PARTNERS, L.P.
200 Liberty Street, Suite 3601
New York, New York 10281
                                          By WCAS CP Partners,
                                            General Partner

254,999 Shares of Series B Preferred      By: /s/ PATRICK J. WELSH
 Stock                                       -----------------------------------
  -- Shares of Series C Preferred Stock   Name: Patrick J. Welsh
                                          Title: General Partner

535 Madison Avenue                        CHARTERHOUSE EQUITY PARTNERS, L.P.
28th Floor
New York, NY 10022
                                          By CHUSA EQUITY INVESTORS, L.P.,
                                            General Partner

                                          By CHARTERHOUSE EQUITY, INC.,
                                            General Partner

  -- Shares of Series B Preferred Stock   By: /s/ PHYLLIS HABERMAN
                                             -----------------------------------
199,462 Shares of Series C Preferred      Name: Phyllis Haberman
 Stock
                                          Title: Vice President

                                          CERIDIAN CORPORATION

                                          By: /s/ LAWRENCE PERLMAN
                                             -----------------------------------
                                          Name: Lawrence Perlman
                                          Title:Chairman and Chief Executive
                                                Officer

                                          CONVOY ACQUISITION CORP.

                                          By: /s/ JAMES D. MILLER
                                             -----------------------------------
                                          Name: James D. Miller
                                          Title: President

                        WELSH, CARSON, ANDERSON & STOWE

                               September 25, 1995

Ceridian Corporation
Convoy Acquisition Corp.
8100 34th Avenue South
Minneapolis, MN 55440-4700

Attention:  Mr. Lawrence Perlman

Dear Sirs:

    Reference is made to the Voting Agreement dated as of August 23, 1995 (the "Voting Agreement"), by and among Ceridian Corporation, a Delaware corporation ("Parent"), Convoy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent, and certain stockholders of Comdata Holdings Corporation, a Delaware corporation (the "Company"), including each of the undersigned. Terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Voting Agreement.

    This is to confirm our agreement that the Voting Agreement shall apply to the shares (the "Conversion Shares") of Company Common Stock that may be received by the undersigned upon the conversion of the Company Preferred Stock in accordance with paragraph (5) of the Company's Certificate of Designations, Preferences and Rights of Preferred Stock, which forms a part of the Company's Restated of Certificate of Incorporation. Accordingly, we hereby agree that the defined term "Shares" as used in the Voting Agreement, shall include any Conversion Shares that may be received by the undersigned, but not any other shares of Company Common Stock held by the undersigned.

    Except as provided herein, the Voting Agreement is otherwise in all respects confirmed.

    If the foregoing is in accordance with your understanding please countersign this letter in the space indicated below.

                                          Very truly yours,

                                          WELSH, CARSON, ANDERSON &
                                           STOWE IV, L.P.

                                          By WCAS IV Partners,
                                           General Partner
                                          By: /s/ PATRICK J. WELSH

                                             -----------------------------------
                                              Name: Patrick J. Welsh
                                              Title: GENERAL PARTNER

                                          WELSH, CARSON, ANDERSON &
                                           STOWE VI, L.P.

                                          By WCAS VI Partners,
                                           General Partner
                                          By:/s/ PATRICK J. WELSH

                                             -----------------------------------
                                             Name: Patrick J. Welsh
                                             Title: GENERAL PARTNER

                                          WCAS INFORMATION PARTNERS, L.P.

                                          By WCAS INFO Partners,
                                           General Partner
                                          By:/s/ PATRICK J. WELSH

                                             -----------------------------------
                                             Name: Patrick J. Welsh
                                             Title: GENERAL PARTNER

                                          WCAS CAPITAL PARTNERS, L.P.

                                          By WCAS CP Partners,
                                           General Partner
                                          By:/s/ PATRICK J. WELSH

                                             -----------------------------------
                                             Name: Patrick J. Welsh
                                             Title: GENERAL PARTNER


                                          ACCEPTED AND AGREED BY:
                                          CERIDIAN CORPORATION
                                          By: /s/ JOHN A. HAVEMAN


                                             -----------------------------------

                                             Name: John A. Haveman


                                             Title: VICE PRESIDENT AND SECRETARY



                                          CONVOY ACQUISITION CORP.
                                          By: /s/ JAMES D. MILLER


                                             -----------------------------------

                                             Name: James D. Miller


                                             Title: PRESIDENT

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law the ("DGCL") grants each corporation organized thereunder, such as Ceridian, the power to indemnify its directors and officers against liabilities for certain of their acts. Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as Ceridian, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Ceridian Certificate of Incorporation contains such a provision. The foregoing statements are subject to the detailed provisions of
Section 145 and 102(b)(7) of the DGCL.

    Article VI of Ceridian's Bylaws provides that each person who is or was a director, officer or employee of Ceridian shall be indemnified by Ceridian to the full extent permitted or authorized by the DGCL. Ceridian has also by contract agreed to indemnify its directors against damages, judgments, settlements and costs arising out of any actions against the directors brought by reason of the fact that they are or were directors.

    Ceridian maintains directors' and officers' liability insurance, including a reimbursement policy in favor of Ceridian for amounts paid in excess of $25 million.

ITEM 2.  EXHIBITS AND FINANCIAL SCHEDULES.

    (a) EXHIBITS


      2.1  Agreement  and  Plan  of  Merger  by  and  among  Ceridian  Corporation,   Convoy
            Acquisition  Corp. and Comdata Holdings Corporation (included in the Joint Proxy
            Statement/Prospectus as Appendix  A thereto). The  Registrant agrees to  furnish supplementally a copy of omitted schedules to the Commission upon request.
      4.1  Restated  Certificate of  Incorporation of Ceridian  Corporation (incorporated by reference to Exhibit 4.01 to Ceridian's Registration Statement on Form S-8 (File
            No. 33-54379)).
      4.2  Bylaws of Ceridian Corporation, as amended (incorporated by reference to  Exhibit
            3.01 to Ceridian's Quarterly Report on Form 10-Q for the quarter ended September
            30, 1993 (File No. 1-1969)).
      4.3  Deposit  Agreement dated as of December 31, 1993 between The Bank of New York and
            Ceridian Corporation (incorporated  by reference  to Exhibit  4.5 to  Ceridian's
            Registration Statement on Form S-3 (File No. 33-50959)).
      4.4  Indenture dated as of December 31, 1993 between The Bank of New York and Ceridian
            Corporation (incorporated by reference to Exhibit 4.7 to Ceridian's Registration
            Statement on Form S-3 (File No. 33-50959)).
      5.1  Opinion of Oppenheimer Wolff & Donnelly.
      8.1  Form of tax opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol.
      8.2  Form of tax opinion of Hogan & Hartson.
     23.1  Consent  of KPMG Peat  Marwick LLP (relating to  financial statements of Ceridian
            Corporation).
     23.2  Consent of  Arthur Andersen  LLP  (relating to  financial statements  of  Comdata
            Holdings Corporation).
     23.3  Consent of Oppenheimer Wolff & Donnelly (included in Exhibit 5.1).
     23.4  Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol.
     23.5  Consent of Hogan & Hartson.

     23.6  Consent of Bear, Stearns & Co.
     23.7  Consent of Lazard Freres & Co.
     24.1  Power of Attorney (included on page II-4 of this Registration Statement).
     99.1  Voting  Agreement dated  as of August  23, 1995 between  Ceridian Corporation and certain Shareholders of Comdata Holdings Corporation (included as Appendix D  to the Joint Proxy Statement/Prospectus).
     99.2  Form  of proxy  for the Special  Meeting of  holders of Common  Stock of Ceridian
            Corporation.
     99.3  Form of proxy  for the  Special Meeting  of holders  of Common  Stock of  Comdata
            Holdings Corporation.
     99.4  Certificate  of Incorporation  of Comdata  Holdings Corporation  (incorporated by reference to Exhibit 3.1 to Comdata's Registration Statement No. 33-14332).
     99.5  Amended By-Laws of Comdata Holdings Corporation (as Amended July 28, 1994 and  as
            further  Amended December 13, 1994) (incorporated by reference to Exhibit 3.2 to
            Comdata's Annual Report  on Form  10-K for the  fiscal year  ended December  31,
            1994).
     99.6  Articles  of Incorporation of Comdata Network, Inc. (incorporated by reference to
            Exhibit 3.3  to Comdata's  Annual Report  on  Form 10-K  for fiscal  year  ended
            December 31, 1987).
     99.7  By-Laws  of Comdata  Network, Inc. (incorporated  by reference to  Exhibit 3.4 to
            Comdata's Annual Report  on Form  10-K for the  fiscal year  ended December  31,
            1987).
     99.8  Certificate  of  Amendment to  Certificate of  Incorporation of  Comdata Holdings
            Corporation (incorporated by reference to Exhibit 3.5 to Comdata's  Registration
            Statement No. 33-37172).


    (b) FINANCIAL STATEMENT SCHEDULES

        None.

    (c) REPORTS, OPINIONS AND APPRAISALS MATERIALLY RELATING TO THE TRANSACTION.

        Opinion   of  Bear,  Stearns  &  Co.,  Inc.  (included  in  Joint  Proxy
    Statement/Prospectus as Appendix B).


        Opinion  of   Lazard   Freres   &   Co.   (included   in   Joint   Proxy
    Statement/Prospectus as Appendix C).


ITEM 3.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 25(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 109(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, except to the extent permitted to be filed as a prospectus supplement, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, except where the transaction in which the securities being offered pursuant to this Registration Statement would itself qualify for an exemption from Section 5 of the Securities Act, absent the existence of other similar (prior or subsequent) transactions.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, as of November 8, 1995.


                                          CERIDIAN CORPORATION


                                          By: ________/s/ J. R. Eickhoff________

                                                      John R. Eickhoff
                                                EXECUTIVE VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Ceridian Corporation, hereby severally constitute Lawrence Perlman, John R. Eickhoff and John A. Haveman, and any of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our name in the capacities indicated below any and all amendments to this Registration Statement on Form S-4 filed by Ceridian Corporation with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in such capacities as may be necessary to enable Ceridian Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys, or any of them, to any and all such amendments.


    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed as of November 8, 1995 by the following persons in the capacities indicated.



                  /s/ LAWRENCE PERLMAN                      /s/ J. R. EICKHOFF
--------------------------------------------   --------------------------------------------
              Lawrence Perlman                               John R. Eickhoff
    CHAIRMAN OF THE BOARD, PRESIDENT AND       EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
CHIEF EXECUTIVE OFFICER (PRINCIPAL EXECUTIVE                      OFFICER
                  OFFICER)                             (PRINCIPAL FINANCIAL OFFICER)

                    /s/ RUTH M. DAVIS                       /s/ LOREN D. GROSS
--------------------------------------------   --------------------------------------------
                Ruth M. Davis                                 Loren D. Gross
                  DIRECTOR                        VICE PRESIDENT AND CORPORATE CONTROLLER
                                                      (PRINCIPAL ACCOUNTING OFFICER)

                   /s/ ALLEN W. DAWSON                     /s/ CHARLES MARSHALL
--------------------------------------------   --------------------------------------------
               Allen W. Dawson                               Charles Marshall
                  DIRECTOR                                       DIRECTOR

                     /s/ RONALD JAMES                      /s/ CAROLE J. UHRICH
--------------------------------------------   --------------------------------------------
                Ronald James                                 Carole J. Uhrich
                  DIRECTOR                                       DIRECTOR

                 /s/ RICHARD G. LAREAU                     /s/ RICHARD W. VIESER
--------------------------------------------   --------------------------------------------
              Richard G. Lareau                              Richard W. Vieser
                  DIRECTOR                                       DIRECTOR

                   /s/ GEORGE R. LEWIS                       /s/ PAUL S. WALSH
--------------------------------------------   --------------------------------------------
               George R. Lewis                                 Paul S. Walsh
                  DIRECTOR                                       DIRECTOR